2024 INTEGRATED ANNUAL REPORT



TECHNOLOGIES THAT MAKE LIFE EASIER
WORK WITH TURKCELL

Contents

Message from the Chairman of the Board



Şenol Kazancı
Chairman of the Board

As Turkcell, we have left behind 30 years in our journey from voice and data operator to end-to-end technology provider.

We shared
TRY **6.3** billion, equivalent to 50% of our distributable net income for 2023, with our shareholders.

Dear Stakeholders

As Turkcell, we now have a 30-year history behind us on our journey from voice and data operator to end-to-end technology provider. I believe that being a part of a brand that brings our country together with global standards in communication while breaking new ground in technology fills me with as much pride as it does you. As 'Türkiye's Turkcell', I am pleased that we celebrate this important milestone with you once again as we create value for our country in every field touched by technology.

Since 2000, we have built a strong presence in global markets as the first and only Turkish company to be listed on Borsa Istanbul and the New York Stock Exchange at the same time. Last July, on the occasion of our anniversary, we rang the closing bell of the New York Stock Exchange, where we have been listed for almost a quarter of a century. We proudly waved our glorious flag at the heart of the global financial world, reiterating our commitment to continue our country's leadership on its technology journey with our strong financial structure and human resources.

We further solidified the importance we attach to our shareholders, who have played an important role in making Turkcell what it is today with our dividend policy. We always prioritize the principle of delivering greater shareholder value. Accordingly, last December, we shared TRY 6.3 billion, equivalent to 50% of our distributable net income for 2023, with our shareholders.

Our Company effectively implements internal control and internal audit systems and takes steps to continuously improve its corporate governance processes. By adopting the best corporate governance practices, we follow the principles of transparency, accountability and fair management. In line with this approach, we not only aim to enhance market confidence and investor interest, but also strengthen our goals of sustainable growth and long-term value creation. Our Company is determined to further consolidate its position in international capital markets and maintain its leadership in corporate governance.

2024 was a year marked by elections and unfortunately wars across the world. We witnessed the significant impact of these developments on the normal flow of national economies. With the determined implementation of rational economic policies in 2024, our country entered a period of remarkable recovery. Despite highly volatile global conditions, the Turkish economy maintained its annual growth trend for 18 consecutive quarters during this challenging period. Annual inflation has been on a downtrend since its peak in May 2024, while the country's risk premium and the current account deficit have improved. Central Bank reserves rose to an all-time high. All these achievements were promising developments for our country for 2025.

As Turkcell, we continued to work with great responsibility and diligence in 2024, as always, with an awareness of the economic and strategic importance of our sector.

In addition to our mobile and fixed broadband services, we offer innovative solutions to individuals and industries with our techfin solutions, which we serve under the Paycell and Financell brands, our high quality data center services, and many other group companies. In total, over 45 million customers and over 600 thousand companies work with Turkcell's strong infrastructure and technology. With the financial performance generated by these activities, we are positioned on Borsa Istanbul with a market value of USD 5.8 billion as of December 31, 2024.

In the first month of 2025, we successfully completed the bond issuance process, the preliminary preparations of which began in 2024. By raising USD 1 billion in funding in a double tranche Eurobond issuance, which attracted great investor interest from America, Europe, the Middle East, and Asia, we once again confirmed our financial strength and global reliability. This issuance marks the largest bond issuance in Turkcell's history and is an important indicator of trust not only in our company but also in our country. With this successful issuance, we also demonstrated our commitment to sustainability. We supported our projects and investments in energy efficiency, renewable energy and social responsibility with long-term international sustainable financing.

Another important item on our agenda was data center management. We will accelerate our investments to further expand our installed capacity in this field, where we have swiftly become Türkiye's largest data center operator with a total active IT capacity of 41.4 MW as of year-end. We view every Turkcell investment as an investment in Türkiye's digital future, and we recognize. We are determined to fulfill our responsibility to keep Türkiye's data in Türkiye and to make our country one of the leading countries in this field.

In 2024, we solidified our commitment to environmental sustainability with new steps. In line with the energy needs of innovative technologies, especially artificial intelligence, our solar power plants (SPPs), two in Uşak and one in Van, started generating electricity in addition to our wind power plant currently in operation. Our SPP investments will be an important milestone in achieving our net zero carbon target by 2050.

In 2024, we continued to strengthen the social dimension of our sustainability approach with projects that create social impact and reduce inequalities. We carried out the fourth edition of the 'Investing in Youth, Software for the Future' program, which we run to build. Türkiye's future in the field of technology while supporting young software developers. With our activities worthy of the Turkish Century vision, we guide young people through this journey for Türkiye's future and offer career opportunities to thousands of them. In addition, our efforts to empower women in the technology sector continue uninterruptedly. As Turkcell, we have touched more than 10 million people with the "Writers of the Future" program, which we have been running for 11 years. In 2024, we launched the new section of the "Women Writing the Future" project within the scope of the "Writers of the Future" program and launched the "Women Writing the Future Artificial Intelligence" program.

At the same time, we attach great importance to the social responsibility projects we carry out to promote digital literacy and technology awareness in all segments of society. In this context, under the auspices of the Ministry of Family and Social Services, we have been successfully carrying out the 'Digital Spring' project since 2021, wherein we have created rest and experience areas with technological equipment that connect our elders to daily life in nursing homes across Türkiye. We will continue to use the power of technology for everyone's equal participation in life.

In the 'Whiz Kids' project, which we carry out in cooperation with the Ministry of National Education, our goal is to discover students' talents at an early age and support them to enter education in areas such as artificial intelligence, coding, space sciences, robotics, smart home, and cloud technologies that shape the era, while developing related projects. Since 2016, we have been reaching over 66 thousand students each year with a total of 87 'Whiz Kids Technology Classes' in 55 provinces, 13 of which are in earthquake zones, within the scope of Whiz Kids, which was recognized as the best exemplary project in the field of social impact analysis in the 'SDG (Sustainable Development Goals) Impact Assessment' report presented by the World GSM Association (GSMA) at the United Nations.

In addition, I emphasize that we implement our activities with a sense of national responsibility in support of the localization process within the scope of our country's National Technology Move, ensuring the continuity of world-class service quality. We cooperate with many institutions and companies in Türkiye's technology ecosystem in the fields of R&D, software, technological support, and product supply; we therefore contribute to the development of the technology sector in our country, increasing localization rates and contributing to the national economy. On the one hand, we continue to provide superior communication services to our customers by increasing network efficiency and security through our investments in communication infrastructure; on the other, we work to ensure uninterrupted communication with innovative, domestic, and national infrastructure products. This proactive approach has been recognized with awards on international platforms, and we proudly represent our country in the global technology arena.

Our company is an organization of strategic importance not only for the national economy but also for national interests and social services. Since our funding, we have supported millions of citizens from all age groups and all segments of society in many areas, such as education, sports, culture, and the arts. The financial value of social benefit activities implemented over the past ten years alone has exceeded USD 300 million. Alongside our technology-based activities for children and adults, we aim to contribute our social development in the first place and to the establishment of a more livable world in the long term with our projects focused on women, people with disabilities, culture, the arts, and sports.

As Turkcell, we have now celebrated our 30th anniversary, and the pride felt in creating a lasting impact on our country with our performance in telecommunications and digitalization as well as our sustainability and social impact activities, is priceless. We share this pride with our more than 45 million customers, with whom we have established a bond of the heart, with our employees who spare no effort to achieve superior performance with sheer dedication, and with our business partners, with whom we act as one, and with you, our esteemed shareholders and investors, whose trust we always value.

I express my gratitude to all our stakeholders who have helped us become the locomotive and transformative power of Türkiye's digital transformation over the past 30 years. Now, our primary goal is to create at least one more Turkcell as we advance into Türkiye's Digital Century. We hope to achieve this goal together with all our stakeholders.

Best regards,

Board of Directors





Şenol Kazancı
Chairman of the Board

Şenol Kazancı was born in 1975, in İstanbul. He graduated from the Istanbul University, Faculty of Law. He worked as TVNET General Manager between 2007 and 2011, as the Advisor of the Prime Minister between 2011 and 2014, and as Chief Advisor to the President in 2014. He lastly served as the Chairman and General Manager of the Anadolu Agency between 2014 and 2021. At the Ordinary General Assembly Meeting held on April 15, 2021, Şenol Kazancı was elected as a Member of the Turkcell Board of Directors and he has been Chairman of the Board of Directors since September 14, 2023.



Ayşe Nur Bahçekapılı
Board Member

Ayşe Nur Bahçekapılı was born in Istanbul in 1954 and is from Trabzon originally. Ms. Bahçekapılı completed high school education in Istanbul Kız Lisesi and later graduated from Istanbul University Faculty of Law. Starting her career as a private attorney, Ms. Bahçekapılı served as a member of the Istanbul Bar Association Board of Directors and General Secretary from 1988 to 1992. She was also a member of the Board of Directors of the Union of Turkish Bar Associations from 1997 to 2005. In 2007, she was elected as a member of parliament from the second district of Istanbul. From 2007 to 2009, Ms. Bahçekapılı served as the Spokesperson of the Constitutional Committee of the Turkish Grand National Assembly, and chaired the Türkiye-Cuba Inter-parliamentary Friendship Group. Ms. Bahçekapılı served as the Deputy Group Chairman of the Justice and Development Party from 2009 to 2013. Between 2013 and 2015, she held the position of Deputy Speaker of the Turkish Grand National Assembly, and resumed the role between 2015 and 2018. From 2020 to 2023, Ms. Bahçekapılı served as the Chief Advisor to the President and continues to hold the position of a member of the Legal Policies Council of the Presidency. On September 14, 2023, she was elected as a member of the Turkcell Board of Directors.



Serdar Çetin

Independent Board Member

Serdar Çetin graduated from Middle East Technical University, Civil Engineering department and holds an MSc in Management (Grande Ecole) from HEC School of Management in Paris with a major in strategic management. Serdar Çetin has served at the board of Play (P4 Sp.zo.o.) from July 2007 until November 2020. He was a management board member of Play from its inception (July 2005) until October 2006 and was a supervisory board member between July 2007 and June 2017. Following the IPO of Play Group, he was appointed as a member of the Audit Committee, Remuneration and Nomination Committee, and Operational and Investment Committee of Play Communications S.A. until its sale to Iliad in November 2020. Serdar Çetin was a board member of Turknet İletişim Hizmetleri A.S. and its then parent company NetOne Holdings S.a.r.l., between 2007 - 2013. He served as a board member or board observer in several telco and technology companies including Machinezone, which is acquired by Applovin (USA), Netia (Poland), Forthnet (Greece) and Be* Unlimited (UK). In addition, he served as a board member of AASA Polska from August 2015 to December 2019. Serdar Çetin was a board member of WOM S.A. Chile from July 2015 until December 2023. Additionally, he was a partner of Novator Partners LLP, a London based investment advisory firm until April 2023 and is currently a Partner of PurpleC-rest Investments Llp. Prior to joining Novator, Mr. Çetin worked at Merrill Lynch investment banking and BNP Paribas Asset Management in London. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Serdar Çetin was elected as an Independent Member of the Turkcell Board of Directors. He is fluent in English and French.



Salim Arda Ermut

Board Member

Arda Ermut was born in Karaman in 1980. He graduated from Boğaziçi University's Department of Political Science and International Relations in 2004. In 2005, he began working as a Press and Public Relations Advisor to the Prime Minister's Office. He then took up the position of specialist at the Turkish Investment Support and Promotion Agency, where he held a number of managerial positions.

In 2015, Ermut was appointed as the President of the Investment Support and Promotion Agency of Türkiye, a position he held until 2020. Ermut played a pivotal role in attracting numerous international direct investments to Türkiye. He also served as a member of the Board of Directors of the Vienna Economic Forum and SunExpress between 2015 and 2019, as Vice President of the Turkish Basketball Federation between 2019 and 2021, and as Chairman of the Board of Directors of the World Association of Investment Agencies (WAIPA) for a four-year term.

Between 2019 and 2021, he served as a member of the Board of Directors of Turkish Airlines and as one of the three members of the Turkish Airlines Executive Board. Arda Ermut, who previously served as a member of the Board of Directors of Türk Telekom between 2022 and 2024 and the Türkiye Wealth Fund between 2018 and 2020, was appointed as the General Manager and Board Member of the Türkiye Wealth Fund as of March 2021.

He is also a member of the Board of Directors of Türkiye Participation Insurance, established by the Türkiye Wealth Fund, and Chairman of the Board of Directors of Istanbul Finance Center Management Company.

At the Ordinary General Assembly Meeting for the year 2023 held on May 2, 2024, Ermut was elected as a Member of the Turkcell Board of Directors.



Mehmet Naci İnci

Independent Board Member

Professor M. Naci Inci was born in Malatya, Türkiye, in 1965. He received his BSc in physics from Marmara University in 1987. Then, he received his PhD in fiber optic sensors from Heriot-Watt University (Edinburgh, UK) in 1993. Between 1993 and 1994, he pursued postdoctoral studies at Stanford University's Department of Electrical Engineering (USA), specializing in fiber optic communications. In 1994, he assumed the role of Assistant Professor at Boğaziçi University, Department of Physics. In 1996, he was promoted to the position of Associate Professor at the same institution. In 1998-1999, he was invited to Gunma University (Japan) as a visiting research professor to work on industrial applications of fiber optic sensors. Between 1999 and 2005, he was a faculty member at Sabancı University, Faculty of Engineering and Natural Sciences, where he played a pivotal role in establishing the university's fundamental and research laboratories, as well as undergraduate and graduate programs. In 2005, he assumed the role of Professor in the Department of Physics at Boğaziçi University. He served as Head of the Department of Physics for five years between 2013 and 2020. Since July 15, 2021, he has been the Rector of Boğaziçi University. Professor İnci has been invited as a guest scientist by a number of universities abroad. These include The University of Stuttgart (Germany), Gunma University (Japan), the Technical University of Norway, and Heriot-Watt University (UK). His research interests include applied optics for industry, quantum optics, nonlinear optics, quantum informatics, optoelectronics, fiber optic sensors, fiber optic telecommunications, solid state physics, optical profilometry, photonic crystals, and the photonics of nanostructures. At the 2023 Ordinary General Assembly Meeting he was elected as an Independent Board Member of Turkcell.



Figen Kılıç

Board Member

Figen Kılıç, born in 1970 in Gaziantep, graduated from Selçuk University, Electrical Electronics Engineering Department and received her Master's Degree from Gebze High Technology Institute, Electrical Engineering Department. Trained in project management, process management, and test engineering, Kılıç also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kılıç, started her career as a technical translator in İhlas Group. In 1995, she joined İstanbul Municipality BELBİM A.Ş., where she worked for an extended period on payment projects as an R&D engineer, Project Coordinator, and R&D Manager. In 2010, she transferred to E-Kent Ödeme Sistemleri A.Ş. where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Türkiye. In 2014, Figen Kılıç worked in Mobile Payment and M2M & IoT teams at Turkcell İletişim Hizmetleri A.Ş. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Türkiye as its first women board member. Kılıç became the vice president of ICTA in 2018. After her term in office ended in 2019, she served as Service Delivery General Manager of the Republic of Türkiye Ministry of Family and Social Services. As of January 29, 2021, she was appointed to the Turkcell Board of Directors. At the Ordinary General Assembly Meeting held on May 2, 2024 Figen Kılıç was re-elected as the Member of a Turkcell Board of Directors.



Nail Olpak
Board Member

Nail Olpak, was born in 1961 in İbecik, Burdur. He graduated from Aydın High School. Having graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master's degree in the field of energy. Mr. Olpak serves as the Chairman of the Board of PAK Yatırım A.Ş. and NORA Elektrik A.Ş. and as the board member of companies in which these companies have shareholdings.

As part of his activities in NGOs and for public welfare; Mr. Olpak serves as the Chairman of the Board of Directors of DEİK, Board Member of Export Credit Bank of Türkiye (TURK EXIMBANK), Board Member of Turkcell, Board Member of İstanbul Development Agency (İSTKA), Member of Coordination Council for the Improvement of Investment Environment (YOİKK), Member of High Advisory Board of MÜSİAD, Chairman of the Board of Trustees of OLPAK FOUNDATION, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of İstanbul Chamber of Commerce (TUGEV), Member of Founders Board of İlim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (İGETEV), Member of the Board of Trustees of the Foundation for the Support of İstanbul Medeniyet University.

Nail Olpak also served as the 5th Period Chairman of MÜSİAD (Independent Industrialists and Businessmen's Association) and the Chairman of MÜSİAD High Advisory Board, Council Member of B20 Steering Committee of Türkiye, Council Member of İTO (Istanbul Chamber of Commerce), Board Member of İDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Türkiye Silicon Valley.

Mr. Olpak was appointed as a member to the Turkcell Board of Directors, effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Nail Olpak was re-elected as a member of the Turkcell Board of Directors.

Nail Olpak was granted the title of honorary PhD by Istanbul Technical University, Ahi Evran University and Mehmet Akif Ersoy University. Olpak is married and is the father of two children. He has a strong command of the English language.



İdris Sarısoy
Independent Board Member

İdris Sarısoy, born in 1974 in Bafra, graduated from Erciyes University, Faculty of Economics and Administrative Sciences, Department of Finance in 1998. In the same year, he commenced his master's at Istanbul University Institute of Social Sciences, Department of Finance, Department of Fiscal Theory, which he completed in 2000 with his thesis titled 'Public Sector Deficits and Financing Policies in Türkiye'. In 2001, he began his doctoral studies at Marmara University Institute of Social Sciences, Department of Finance, Department of Finance Theory, completing his doctoral thesis, titled 'Tax Incentives Provided to Small and Medium Scale Enterprises and Turkish Practice', in 2006. In 2002, he began his academic career at Zonguldak Bülent Ecevit University, Faculty of Economics and Administrative Sciences, Department of Finance, and in 2003 he assumed the same position at Marmara University, Faculty of Economics and Administrative Sciences, Department of Finance. Between 2007 and 2014, he was a Lecturer at Zonguldak Bülent Ecevit University, Faculty of Economics and Administrative Sciences, Department of Finance. Since 2014, he has been an Associate Professor in the Department of Political Science and Public Administration at Marmara University Faculty of Political Sciences, and in 2020 he became a Professor in the same department. Sarısoy; who is also a Member of the Tax Council of the Ministry of Treasury and Finance, conducts academic research on poverty, foreign capital investments, election declarations and health economics, mainly on tax issues. On May 2, 2024, he was elected as an Independent Member of Turkcell's Board of Directors at the Ordinary General Assembly Meeting for the year 2023. He is married and has three children.



Melikşah Yasin
Board Member

Melikşah Yasin, born in Istanbul in 1975, graduated from Istanbul University Faculty of Law in 1996. In the same year, he began his master's degree at Istanbul University's Institute of Social Sciences and completed it in 1998 with his thesis titled "Control of the Administration by the Parliament." In 1997, he started working as a research assistant in the Department of Administrative Law at the Marmara University Faculty of Law. He initiated his doctoral studies at Marmara University's Institute of Social Sciences in 1998 and completed them in 2002 with his doctoral thesis titled "The Capital Markets Board and Its Transactions." Mr. Yasin conducted academic research at King's College in 2007 and 2008. In 2010, he was appointed as an associate professor at the Istanbul University Faculty of Law. Since 2016, he has served as a professor of Administrative Law at Istanbul University. He has also held various administrative positions at the university. Mr. Yasin, who has authored books and numerous articles in the field of administrative law, is currently a visiting academic at Oxford University Faculty of Law. Mr. Yasin is married and a father of one child. On September 14, 2023, he was elected as a member of the Turkcell Board of Directors.

Message from the CEO



Ali Taha Koç, PhD
CEO

In 2024, when we celebrated Turkcell's 30th anniversary, we took measurable and sustainable steps in the field of communication technologies with high added value.

Dear Turkcell Family and Distinguished Stakeholders,

We have left behind a special year in which we realized valuable projects that serve our country's goal of technological independence. In 2024, as we celebrated Turkcell's 30th anniversary, we took measurable and sustainable steps in the field of communication technologies with high added value.

In addition to valuable moves that will enable us to secure the future of uninterrupted communication, we launched important applications in strategic areas such as data center management, sustainable energy management, and innovative technologies. With these applications, we have made significant contributions to Türkiye's digital transformation journey. With R&D activities, collaborations, and support in line with the National Technology Move vision, we have implemented practices that grow and strengthen the domestic technology ecosystem.

In this period, when we are witnessing a paradigm shift in every field, we note that the global leadership race takes place on the axis of innovative technologies. New generation technologies, which offer great opportunities as well as significant risks for both countries and companies, stand out as a strategic factor in economic competition between countries. In this respect, as Türkiye's Turkcell, we see preparing our country for tomorrow's world as a national responsibility, taking our strategic decisions accordingly.

Our company, which over the past 30 years has shaped the history of technology in Türkiye with its actions, has reached new milestones in its corporate history with its visionary work in 2024. While integrating transformative technologies, especially artificial intelligence, into our business, we have assumed critical responsibilities and duties in the leading organizations of the global telecommunications industry, having established our name among those who shape this development.

While our strategic investments towards our long-term goals progressed rapidly, we achieved strong operational and financial performances thanks to our innovative practices. In 2024, our revenues and operational profitability continued to increase thanks to our expanding subscriber base led by postpaid subscribers and to our stable price increases. By the end of 2024, consolidated revenues increased by 7.8% on a yearly basis to TRY 166.7 billion, consolidated EBITDA rose by 10.2% to TRY 69.8 billion, and net income rose to TRY 23.5 billion. In addition, in line with our approach to creating value from our assets, in September, we completed the share transfer process for the sale of our assets in Ukraine.

The increasing activity in the mobile number portability market since May peaked in December. While the far from rational pricing offers among the competition continued to affect the market's healthy development, the MNT market volume reached historic levels. At this point, we occasionally responded to these competitive campaigns in order to protect our customer base. Thanks to our subscriber retention strategy supported by analytical models as well as our innovative services, our mobile churn rate remained unchanged compared to last year at 2%.

As the leader of the mobile segment, we prioritize long-term and sustainable growth. While we also place much emphasis on preserving a balanced market structure, we aim to create lasting value over temporary gains achieved through short-term strategies. With this strategy, we have healthily managed the balance between ARPU growth and subscriber base growth. As a result, our mobile postpaid subscriber base grew by 1.9 million to over 29.1 million, a record annual increase over the past 15 years. Meanwhile, the postpaid subscriber ratio, increased by 5 points year-on-year to 76%. Our prepaid subscriber base declined to 9.2 million due to alternative data solutions as well as mass closures in the last quarter of each year. Mobile ARPU (excluding M2M) increased by 10.4%, driven by our price adjustments, our ability to successfully migrate customers to higher packages, and the expansion of the postpaid subscriber base, which generates greater value.

In the fixed broadband segment, we remained committed to our goal of extending our end-to-end fiber service to more subscribers. In this context, our Turkcell fiber subscriber base increased by 168 thousand to 2.5 million in 2024. Thanks to the increased share of 12-month committed subscribers of 85%, the share of our fiber subscribers with speeds of 100 megabits and above in total fiber exceeding 41%, and our price adjustments, our retail fiber ARPU grew by 13.6% year-on-year in 2024. We observe that TV+, our IPTV product, also made a significant contribution to this increase. We had a very successful year in terms of converting our fiber investments into subscribers. The subscriber take-up rate in the fiber segment increased by 1.7 points YoY to 42.7%. Our Resell (buy-sell) segment, where we provide services in regions where Turkcell fiber service is not available, completed the year at 779 thousand. With the project, which we piloted in the last quarter of 2024 and fully commissioned in January 2025, we started to offer fiber services using the infrastructure of the incumbent operator.

In Turkcell's 30th anniversary year, which we celebrated with our valued customers, who have always strengthened us with their trust in our brand, we furthered the commitment to our subscribers with innovative campaigns. While ensuring that our subscribers remain 'connected' with the '30th Anniversary GB Multiplier Campaign', we also launched many surprises such as the '1000 Mbps Speed Campaign' for our fixed customers.

We also renewed our mobile application by taking an important step in the field of digital experience. By offering all our applications, services and solutions from mobile communication to digital services on a single platform, we provide our customers with an easy, fast and solution-oriented digital experience.

In addition to our mobile and fixed broadband activities that set our country's communication standards, we are among the world's leading operators with the services we offer beyond traditional telecom services. In 2024, we prioritized the efficiency and profitability of the digital services that we operate with our brands, such as TV+, BiP, fizy, lifebox and GAME+.

We expanded our techfin operations with innovative initiatives through our Financell and Paycell brands, which we transformed into strong actors in our country's digital finance ecosystem. Financell began offering loans at varying rates according to customers' individual risk profiles; it continued to offer innovative solutions to individual and corporate customers, such as green loans for solar energy projects, vehicle loans, and shopping loans. Financell grew by 32.8% year-on-year to generate TRY 4.5 billion in revenues, while its portfolio size reached TRY 6.6 billion as of year-end.

Paycell, which shapes consumer habits with its innovative payment services, displayed growth in all verticals it serves and increased its revenues to TRY 3.9 billion on 25% year-on-year growth. In the Pay Later service, which accounts for over half of Paycell revenues, the volume realized beyond the group increased by 49% compared to last year. On the other hand, POS solutions, which has achieved strong growth momentum since its launch, has become the second largest product accounting for Paycell revenues in 2024 with its strong performance beyond the group. 57% of Paycell revenues were recorded from non-group businesses.

In addition to our telecommunications and digital services, we also strengthened our role as Türkiye's leading technology integrator with our efforts in strategic areas, especially in data center operations. In the Data Center & Cloud area, which we entered to transform our country into a global data center hub and ensure that our national data remains within the country's borders, we consolidated our market leadership and gave an outstanding performance in 2024, recording 46.2% growth. We have established an infrastructure and superstructure that can serve data traffic on a national and international scale, with an investment amount reaching 467 million Euros to date. We have reached the point where we alone meet more than one-third of the sector's needs with twice the capacity of our closest competitor. This success clearly demonstrates our determination to contribute to Türkiye's digital transformation and provide the best customer service. By the end of 2024, we aim to have added 8.4 MW of additional capacity to our four new generation data centers, which have a total IT capacity of 54 MW, 41.4 MW of which is active, with new modules to be added during the year.

We aim to become a net zero company by 2050.

As the first company in Türkiye to receive all three Tier III certificates awarded by the Uptime Institute for design, facility, and operation, we build our data centers to the highest standards to ensure redundancy, reliability, and near-zero downtime. In the coming years, we will continue our investments in this area and reinforce our market leadership.

As Turkcell, we value not only people but all living creatures and the environment we live in, and we act to leave a livable world for future generations. We meet 100 percent of the total electricity needs of Turkcell and our Group companies from renewable energy certified sources. On top of this, we aim to become a net zero company by 2050. To this end, in addition to our existing wind power plant, we started our solar power plant (SPP) investments in 2024. In the first phase, we completed the installation of 54 MW SPP and put 8.2 MW into operation. We aim to complete the installation of an SPP with a total capacity of 300 MW by the end of 2026. It is my firm hope that our SPP activities, which we carry out in 11 locations in seven provinces, will be beneficial for our company and our country. In addition, we have integrated solar panels into more than 2,400 base stations, a thousand of which will be installed in 2024. We will continue our green energy investments, which hold special importance among our strategies developed to meet the needs of today and the future, without losing pace.

As a result of these valuable efforts, we became the first and only telecommunications company in Türkiye to receive approval from the Science Based Targets Initiative (SBTi). Within the scope

of this international initiative, which enables companies to base their carbon footprint reduction targets on scientific data, the targets we set were approved accordingly. In addition, we are the only telecoms company from Türkiye participating in the GSMA's 'ESG Metrics for Mobile' initiative. Today, we rank among the top 24 companies in the world. Meanwhile, the LSEG (London Stock Exchange Group) ESG Index, which Borsa Istanbul also uses for its Sustainability Index, ranked us as the second-best company by Environmental, Social, and Governance (ESG) performance among 278 telecom companies globally and the leader in Türkiye. We are proud to be a part of the global sustainability movement that shapes the future of the telecoms industry. In this context, as Turkcell, we will continue to increase our energy efficiency with the understanding of 'more bits, less watts', to offer our customers sustainable solutions as a global role model.

Within the scope of the double tranche Eurobond issuance that we finalized at the start of 2025, we offered investors a USD 500 million 5-year traditional bond as well as a USD 500 million 7-year sustainable bond. The bond issuance, in which we raised USD 1 billion in funding, was completed with an investor demand of over USD 3 billion. This successful issuance demonstrated the strong confidence of international investors in Turkcell and our country. We have once again concretized our commitment to environmental responsibility by presenting our ESG commitments to international investors. The funds raised from our bond issuance provide an important opportunity to continue

strengthening our digital infrastructure and realizing our sustainable projects.

Over the past year, we have experienced certain global developments that I consider crucial for our company. My election to the Board of Directors of the World GSM Association (GSMA) representing our company and our assuming the chairmanship of the Embedded Artificial Intelligence Focus Group for Telecommunication Networks established within the International Telecommunication Union (ITU) will enable our country to play an active role in setting global telecommunication standards. We are proud to showcase our innovative power in the global arena and to have our country's name among those who have a say in next generation communication technologies. We continue this proud status by being the first and only Turkish company to take part in the GSMA working group in the field of post-quantum cryptography, which will be one of the cornerstones of cyber security in the future. As Turkcell, we will continue to offer our know-how to the mobile communications industry and the digital world.

As of November 27, 2024, I assumed the role of the Chairman of the Board of Directors of the Mobile Telecommunications Operators Association m-TOD; the leading actors of the Turkish telecommunications industry take over the chairmanship of m-TOD annually on a rotating basis. During my term of office, we will work to extend cooperation in the technology ecosystem and advance the relationship between all components of our industry to a stronger position.

Dear Stakeholders;

Our 30th anniversary year was one in which we reaffirmed our hopes and commitments for the future and further advanced our strategic goals. We are proud to fulfill our commitment to create sustainable value for our customers, employees, and all our stakeholders.

In 2025, we will continue to grow the value we create through technology and innovation with the determination to carry Türkiye's Turkcell and our country to a much brighter future. This year, in which we will focus on mobile and fiber infrastructure investments, we eagerly await the 5G tender process to be launched by the Ministry of Transport and Infrastructure, and as Turkcell, we remain committed to offering the highest quality 5G experience. We will continue our work in innovative areas such as 5G, 6G, quantum and satellite technologies with the goal of 'real' and 'value-driving' digital transformation in every field, and we will continue to expand our existing global collaborations.

I sincerely thank our colleagues who are committed to our mission of building a better, more technological, and more sustainable future, our Board of Directors, and all Turkcell employees who together light the path towards our goal of becoming a technology-producing country.

Happy 30 years!

Best regards,

Our mobile postpaid subscriber base grew by

1.9
million surpassing

29.1
million, a record annual increase in the last 15 years.

Management Team





Ali Taha Koç, PhD
Chief Executive Officer

Ali Taha Koç, PhD was born in Ankara in 1980. He graduated from Bilkent University, Faculty of Engineering, Department of Electrical and Electronics Engineering in 2001 with a full scholarship. He completed his master's and doctoral studies at the Department of Electrical Engineering, University of Texas at Dallas, USA with a full scholarship. Ali Taha Koç, PhD started his career in the USA in 2006 as a research and development (R&D) engineer at Intel, where he developed 61 patents and published 23 articles in scientific journals. He developed and managed many international projects at Intel and was one of the 10 engineers who produced the most patents and received awards in 2013. In 2014, after his return to Türkiye, he started to work as the Chief Counsellor of the Prime Ministry and the same year he was appointed to the Presidency of Information Technologies. Simultaneously, he managed the establishment process of the Presidential State Information Coordination Center (DBKM), which provides information flow from all ministries and security units. On September 12, 2018, he was appointed as the Presidential Digital Transformation Office. In addition to his duties at the Presidency, he served as a Board Member of TÜRKSAT Satellite Communication Cable TV and Operation Inc. Ali Taha Koç, who has served as Turkcell CEO since October 2023, is the Chairman of the Board of Directors of the Mobile Telecommunications Operators Association (m-TOD), as well as a Board Member of the International GSM Association (GSMA), Türkiye's Automobile Initiative Group (TOGG) and Silk Road Clean Energy Storage Technologies (Siro). A licensed pilot and fluent in English, Dr Ali Taha Koç is married with one child.



Kamil Kalyon
Chief Financial Officer

Kamil Kalyon graduated from Marmara University, Department of Business Administration and started his professional career at Ernst Young Türkiye (EY) Tax Department in 1996. During his twelve-year EY career, he took part in many strategic projects and lastly worked as a Senior Manager. Between 2008 and 2012, he worked as Finance Director at Kont Bilişim Group of Companies operating in the information technologies sector. In 2012, Mr Kalyon joined OMV Petrol Ofisi A.Ş., a subsidiary of Austria-based OMV Group, as Tax Director, a position he held for four years. He joined Turkcell Group in December 2016 as Tax and Group Reporting Director and has served as Financial Planning and Analysis Director since February 2021. In September 2023, he was appointed as Turkcell's Chief Financial Officer. Mr Kalyon is a Certified Public Accountant and Independent Auditor, and is fluent in English.



Kadri Özdal graduated from Dokuz Eylül University, Department of Public Administration. Kadri Özdal started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments. Afterwards, he worked in Türk Telekom in various roles such as sales development, channel optimisation and management. Kadri Özdal, who served as Sales Development Director and then CSO between 2011 and 2012, worked as CSO between 2012 and 2016, taking part in the establishment and management of n11. com, Türkiye's largest e-commerce platform. In February 2016, Kadri Özdal joined Turkcell as Alternative Sales Channels Director and managed non-exclusive channels and digital sales channels respectively. Most recently, he served as Retail Channels Sales Director and then Executive Vice President of Retail Sales. Mr Özdal was appointed as Chief Sales Officer in November 2023.

Kadri Özdal
Chief Sales Officer



Erkan Durdu received his bachelor's degree from Istanbul University, Department of Radio and Television and his master's degree from Marmara University, Department of Communication Sciences. He started his career as a program producer at TRT Istanbul Radio and then worked as a reporter and editor at Kanal 7, Radikal and Akşam newspapers. Between 2003 and 2011, he worked as a Minister Counsellor at the Prime Ministry. He served as Deputy Director General of Press, Publications and Information of the Prime Ministry between 2011-2014, Deputy Chairman of the Board of Directors and Deputy General Manager of TRT between 2014-2021, and Secretary General of TÜBİTAK between the years 2022-2023. In addition to these duties, he served as a member of the Audit Board of the Development Bank, a member of the Board of Directors of Euronews, and a member of the Board of Directors of the Press Advertisement Agency. He has led areas such as Human Resources, Budget and Financial Operations, Publication Strategies, Change Management, Content Management, Digital Business Applications in the organizations where he worked. As of November 2023, Durdu was appointed as Chief People and Business Support Officer.

Erkan Durdu
Chief People and Business Support Officer



Mustafa Demirhan received his bachelor's degree in Electrical and Electronics Engineering from Bilkent University with full scholarship in 2001 and his master's degree in Electrical and Electronics Engineering from Rutgers University in 2003. Mustafa Demirhan started his professional career as a research and development (R&D) engineer at Intel in 2003 and signed 14 patents until 2007. In 2007, he started working on smartphone software at Microsoft. Later, he worked as a manager in Microsoft 365 and Microsoft Azure projects, Microsoft's first successful cloud computing product. In 2018, he worked as a manager in open source cloud computing projects at Google, and in 2021, he returned to Microsoft and managed critical projects in the field of cyber security. He returned to Microsoft in 2021 and managed critical projects in the field of cyber security. Mustafa Demirhan, who started his duty as Chief Information and Communication Technologies Officer as of December 2023, is married and has four children.

Mustafa Demirhan
Chief Information and Communication Technologies Officer



Ali Uysal graduated from Istanbul University Faculty of Law and completed his master's degree in European Union Law at Stockholm University Faculty of Law. Ali Uysal started his professional career as a lawyer in 2003 and worked as a senior lawyer in the corporate consultancy department of law firms serving national and international clients until 2009. In 2009, he joined SunExpress Airlines, a joint venture between Turkish Airlines and Lufthansa, as Legal Counsel responsible for the establishment of the internal legal department and continued his duty until 2014. Ali Uysal, who served as the Chief Legal Counsel of Turkish Airlines A.O. between 2014-2019, has been working as the Corporate Legal Affairs Director at Turkcell İletişim Hizmetleri A.Ş. under the Assistant General Manager of Legal and Regulatory Affairs since 2020. Ali Uysal, who was appointed as Chief Legal and Regulation Officer as of November 2023, is married and has two children.

Ali Uysal
Chief Legal and Regulation Officer

Top Management of Subsidiaries



Murat Akgüç
Chief Marketing and Digital Services Officer

Murat Akgüç holds a bachelor's degree in Industrial Engineering from Boğaziçi University and an Executive MBA from Rotterdam School of Management. He has more than 20 years of experience in business development, technology, telecommunications, strategy, digital innovation and venture capital. Mr Akgüç started his career at the Ottoman Bank and worked in treasury projects in the banking sector. In 2004, he assumed the position of Vice President of Business Development and Strategy at Credit Europe Bank in the Netherlands. In 2015, Akgüç returned to Türkiye and worked as a senior executive in the fields of technology, digital product development, strategy and marketing in the media and gaming industry on an international scale. In 2021, he joined Türkiye Wealth Fund as Assistant General Manager Responsible for Venture Capital and Technology Investments. In 2022, he led Türkiye's largest acquisition of Türk Telekom, as well as the establishment of Türkiye Technology Fund – TTF (Fund of Funds), which invests in Turkish Venture Capital funds, and other important projects. In addition to these duties, Mr Akgüç served as a member of the Board of Directors of Türkiye Sigorta and as a member of the Board of Directors of TWF Technologies Investments. Mr Akgüç was appointed as Chief Marketing and Digital Services Officer in November 2023.



Ali Taha Koç, PhD
Chief Executive Officer

⬈ See page 17 for the resume.



Prof. Dr. Vehbi Çağrı Güngör
Chief Network Technologies Officer

Prof. Dr. Vehbi Çağrı Güngör was born in Ankara in 1979. He received his BSc and MSc degrees from Middle East Technical University, Department of Electrical and Electronics Engineering in 2001 and 2003, respectively. He received his PhD degree from the Department of Electrical and Computer Engineering, Georgia Institute of Technology (Atlanta-USA) in 2007. In 2018, Prof. Güngör was promoted to Professor and his research interests are in the fields of next generation communication technologies, 5G and 6G mobile communication, internet of things and artificial intelligence. Prof. Güngör, who has worked as a project manager at Eaton Corporation, researcher at Siemens Corporate Research, Executive Board Member at TÜBİTAK TEYDEB BILTEG, has received many national and international scientific awards. Prof. Güngör's research projects have been supported by various institutions and organizations such as the European Union, Ministry of Industry and Technology, TÜBİTAK. Prof. Dr. Güngör has published more than 100 research articles in international refereed journals and conferences and has many patents. Prof. Güngör has been appointed as Chief Network Technologies Officer responsible for Network Technologies at Turkcell in November 2023.



Erdal Yayla
General Manager of BeST

Erdal Yayla graduated from Marmara University, Department of Business Administration in 1999 and completed the Executive Development Program at Wharton School in 2016. He started his professional career as a Senior Auditor at PricewaterhouseCoopers and worked as Financial Controller at LafargeHolcim, where he joined in 2002. Mr Yayla joined Turkcell Group in 2003 as Financial Controller and Reporting Specialist. He joined Turkcell Group in 2003 as a Financial Controller and Reporting Specialist. In July 2004, he joined lifecell, Turkcell's subsidiary in Ukraine, as Accounting, Control and Reporting Department Manager, and served as Assistant General Manager in charge of Finance (2010-2016) and General Manager (2014-2015) respectively. From March 2016, he served as the Assistant General Manager in charge of Finance at BeST life, Turkcell's subsidiary in Belarus, and as Acting General Manager from November 2018 to March 2020. He has been serving as the General Manager of BeST life since March 2020 and is a member of the Board of Directors of lifetech, Turkcell's subsidiary in Belarus.



Metin Tuğtağ received his bachelor's degree in Political Science and International Relations from Boğaziçi University in 2003. Having started his professional career at Uzel Makina in 2004, Tuğtağ worked as Danone Regional Sales Manager in 2006-2007, and as Türk Henkel A.Ş. Regional Sales Manager in 2007-2010. He worked as Danone Regional Sales Manager in 2006-2007, Türk Henkel A.Ş. Regional Sales Manager in 2007-2010, Gramar Stone Director in 2010-2015, Channel Coordination Operations Director at TRT World in 2015-2018, and Istanbul Regional Manager at TRT in 2018-2023. Metin Tuğtağ has been serving as the General Manager of Turkcell Global Bilgi since February 1, 2024.

Metin Tuğtağ
General Manager of Turkcell Global Bilgi



Murat Küçüközdemir graduated from Istanbul Technical University, Department of Electronics and Communication Engineering in 1992. Afterwards, he completed Insead Business School Leadership Development and IMD Business School Global Leadership programs. He started his professional career in 1993 and worked as an engineer and manager at Telemesaj A.Ş., Intelnet A.Ş. and Elkotek A.Ş. respectively until 2005. He worked as General Manager at Gisad Telekom between 2005 and 2007, and as Assistant General Manager and General Manager at Global İletişim A.Ş. between 2007 and 2011. After Global İletişim was acquired by Turkcell Group, Murat Küçüközdemir joined the Turkcell family in 2011 and served as Data Center and Cloud Computing Technologies Consultant, Marketing Director responsible for Corporate Fixed Products and Public Sales Director within Turkcell. On April 1, 2019, Küçüközdemir was appointed as the Sales and Marketing Director of Northern Cyprus Turkcell and has been serving as the General Manager of Kuzey Kıbrıs Turkcell since May 2021.

Murat Küçüközdemir
General Manager of Kuzey Kıbrıs Turkcell



Korhan Bilek received his bachelor's degree in Electrical and Electronics Engineering from Boğaziçi University and his MBA from the University of Rochester. He started his professional career as a research analyst at the Federal Reserve Bank. He worked as an analyst at Akyatırım Menkul Değerler between 2002-2004 and as Finance Director at Sabancı Holding between 2004-2013. He worked as CFO at Teknosa for 3 years and served as a Member of the Board of Directors at Carrefoursa between 2011-2016. Korhan Bilek joined Turkcell in November 2016 as Investor Relations and Mergers & Acquisitions Director. He took over the position of Treasury and Capital Markets Management Director in December 2018 and has been the General Manager and Board Member of Turkcell Finansman A.Ş. since July 2020. During this period, he served as a Member of the Board of Directors of Turkcell Ödeme Hizmetleri A.Ş. and Paycell Europe GMBH and is currently a Member of the Board of Directors of Turkcell Sigorta Aracılık Hizmetleri A.Ş., Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. and Turkcell Foundation.

Z. Korhan Bilek
Turkcell Financial Services Coordinator and General Manager of Financell



Gürkan Arpacı received his bachelor's degree in Electronics and Communication Engineering from Istanbul Technical University and completed the Management Program at Cornell University. Mr Arpacı started his career at Schneider Electric in 1995, worked in the technology department during the establishment phase of Turkcell, and then served as co-founder and manager of EreNet & EreSis companies between 1996-1998. After working as a Senior Consultant at Global One (Ex-Orange Business) and as Network and Service Providers Division Manager at HPEnterprise between 2000 and 2008, Arpacı joined Türk Telekom in 2008 as the director responsible for the structuring of corporate customer segments. Until the end of 2015, Arpacı managed all corporate segments of Türk Telekom, TTNet and Avea companies, including SME, Large Scale and Strategic, and joined Turkcell in 2016 as Corporate Strategic Segment Customer Management Director. Since April 2022, he has been serving as the General Manager of Turkcell Dijital İş Servisleri A.Ş., where services that address the end-to-end technological needs of organizations for digital transformation are developed and offered from a single source.

Gürkan Arpacı
General Manager of Turkcell Digital Business Services



Atilla Yıldız
General Manager of
Atmosware Teknoloji A.Ş.

Atilla Yıldız graduated from Istanbul Technical University, Department of Electronics and Communication Engineering in 1999. In 2000, Atilla Yıldız joined Turkcell family and worked in Network Operations, Service Control Center and Business Intelligence Systems teams, followed by Integration Manager, Platforms and Services Manager and Value Added Services Manager. After working as Application Operations Director between 2014 and 2018 and Industrial and Financial Technology Solutions Director between 2018 and 2021, he was appointed General Manager of Atmosware Teknoloji A.Ş. as of September 2021.



Uğur Çağlar
General Manager of Turkcell
Dijital Sigorta A.Ş.

Uğur Çağlar completed his undergraduate degree in Industrial Engineering at Middle East Technical University and his Executive MBA program at Koç University. He started his career as a management consultant at PricewaterhouseCoopers in 2002. Subsequently, he worked as a management consultant with Booz Allen Hamilton in different countries in Türkiye and the Middle East. In 2007, he joined TEB/BNP Paribas and started his career in the finance sector. In 2011, he joined BNP Paribas Cardif and continued his career as Assistant General Manager in charge of Marketing. In 2015, he was appointed as the General Manager of Azərbaycan Sənaye Siğorta and subsequently served as the Chairman of the Board of Directors for more than 3 years in total. At the beginning of 2019, Uğur Çağlar became a Senior Executive Responsible for Business Development and Corporate Sales at MetLife and has been serving as General Manager and Board Member at Turkcell Dijital Sigorta A.Ş. since August 2022.



Serhat Dolaz
Paycell General Manager

A graduate of Yıldız Technical University, Electronics and Communication Engineering, Dolaz completed his MBA program at Bahçeşehir University. Having joined the Turkcell family in 2009, Serhat Dolaz held various technology management positions at Turkcell Teknoloji A.Ş. and Paycell, before serving as Technology Director and Deputy General Manager at Paycell. As of May 1, 2022, he has been the General Manager of Paycell, the next generation payment and financial services platform, while simultaneously serving as a Board Member of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. and Vice Chairman of the Board of Directors of the Association of Payment and Electronic Money Institutions of Türkiye (TÖDEB).

About the Report

We are pleased to announce the publication of the fifth edition of the Turkcell Integrated Annual Report, in which we present our activities, performance and future goals in the areas of social, economic, environmental and corporate governance, as well as our financial achievements, to our stakeholders.

We are pleased to announce the publication of the fifth edition of the Turkcell Integrated Annual Report, in which we present our activities, performance and future goals in the areas of social, economic, environmental and corporate governance, as well as our financial achievements, to our stakeholders.

This Report has been prepared by Turkcell İletişim Hizmetleri A.Ş. in accordance with the GRI Standards for the period between January 1, 2024 and December 31, 2024. The Report has been prepared in accordance with the Turkish Commercial Code (TCC) and the Capital Markets Board's (CMB) Serial II.14.1 'Communiqué on Principles Regarding Financial Reporting in Capital Markets', the Board Decisions issued by the Public Oversight, Accounting and Auditing Standards Authority in line with 'Determination of Turkish Sustainability Reporting Standards' and 'Determination of the Scope of Implementation of Turkish Sustainability Reporting Standards' and 'Principles of Integrated Report (IR) Framework' published by the International Integrated Reporting Council (IIRC).

In addition to the financial and operational data included in the report as required by legal compliance, the report's main content consists of risks and opportunities, performance data and future targets for the main performance areas of the integrated value model created in line with Turkcell sustainability priorities.

The report also responds to the United Nations Global Compact Communication on Progress, of which Turkcell became a signatory in 2007, the CMB Sustainability Principles Compliance Framework, the requirements of TSRS 1 and TSRS 2 Standards[1] The scope of the content is designed to meet the information needs of Turkcell's long-term investors (shareholders, bondholders and potential investors) as well as a broad portfolio of corporate stakeholders. These stakeholders include Turkcell employees, customers, public institutions and organizations, and non-governmental organizations.

Turkcell 2024 Integrated Annual Report has been prepared for the period January 1, 2024 – December 31, 2024 in full compliance with TSRS 1 General Provisions on Disclosure of Sustainability-Related Financial Information and TSRS 2 Climate-related Disclosures. This report has been prepared for the same period and scope as the year-end consolidated financial report for Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries as of December 31, 2024.

Please note that the terms 'Turkcell', 'Company' and 'Organization' in this report refer to Turkcell İletişim Services A.Ş. in the consolidated financial statements. The financial data presented in this report have been consolidated in accordance with legal regulations and international standards and include Turkcell's entire organizational structure. Unless stated otherwise, social and environmental performance data covers the Turkish operations, which constitute the most significant part of the Comp-any's operations. Should you have any questions, comments or suggestions regarding the Turkcell Integrated Va-lue Creation Model, our activities within this scope, our financial performance or our future targets, please direct them to ✉dahaiyibirdunya@turkcell.com.tr.

[1] Taking advantage of the exemptions from the TSRS 1 transition provision, comparative information and disclosure of Scope 3 emissions of subsidiaries, only assessments of financial impact analysis of climate-related risks and opportunities are disclosed.

Turkcell at a Glance

Starting its operations in 1994, Turkcell, the pioneer of the telecommunications sector in Türkiye, proudly celebrated its 30th anniversary in 2024.

🖥 For more information about Turkcell, please visit www.turkcell.com.tr.

Starting its operations in 1994, Turkcell, the pioneer of the telecommunications sector in Turkiye, celebrated its 30th anniversary in 2024. Turkcell continues to realize its vision of 'Superior Digital Services For A Better Future' by constantly renewing its competencies and strengthening its ecosystem. As Türkiye's leading service provider, Turkcell plays a key role in the sector through its leadership in the field of communication and technology.

Turkcell began its operations in 1994 as a traditional mobile communications company. With the experience it has gained, it has successfully evolved into an integrated communications operator and then into a digital operator. Today, Turkcell creates added value by offering superior voice, messaging, data and IPTV services over its mobile and fixed networks, as well as digital services for individual and corporate customers, technology and finance solutions (techfin) and digital mobility solutions through Togg, in which Turkcell is a shareholder. Turkcell offers a robust ecosystem, with its Group companies operating in diverse service areas. In addition to Türkiye, Turkcell also operates in Belarus and the Turkish Republic of Northern Cyprus.

Since the launch of LTE mobile communication services on April 1, 2016, Turkcell continues to make a significant impact through technological innovations. Turkcell now offers LTE-Advanced and 5-carrier aggregation technologies, reaching speeds of 1.6 Gbps and providing superior services in 81 provinces across Türkiye. Turkcell's spectrum bandwidth of 234.4 MHz represents 43% of the total spectrum of mobile operators in Türkiye, further consolidating its market-leading position. Turkcell continues to lead the way in the development of 5G technology in Türkiye, thanks to its testing activities in pilot networks and leading roles in national and international consortia. The company is providing fiber data access at speeds of up to 10 Gbps in fixed technology. In addition, Turkcell, which began offering 5G technology at Istanbul Airport on July 29, 2022 with the approval of the Ministry of Transport and Infrastructure, continued to prepare for the future of 5G with pilot applications during the reporting period.

Turkcell shares have been traded simultaneously on the New York Stock Exchange (NYSE) and Borsa Istanbul (BIST) since July 2000. With this unique position, Turkcell is the only Turkish company whose shares are traded on two different stock exchanges at the same time. Turkcell, whose debt instruments are also traded on the Irish Stock Exchange, is also included in the MSCI ESG Index and BIST Sustainability Index with its sustainability-focused business model. As of December 31, 2024, Turkcell's consolidated revenues and assets reached TRY 166.7 billion and TRY 344.3 billion, respectively.

Turkcell Shareholder Structure

Shareholders	Nominal (Thousand TRY)	Share Ratio (%)
TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş.	576,400	26.2
IMTIS Holdings S.A.R.L.	435,600	19.8
Publicly Traded Shares*	1,188,000	54.0
Total	**2,200,000**	**100.0**

*Publicly traded shares also include ADSs traded on NYSE.


Turkcell Group Companies
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. 100%
Lifecell Ventures B.V. 100%
Kıbrıs Mobile Telekomünikasyon Limited 100%
CJSC <Belarusian Telecommunication Network> 100%
Artel Bilişim Servisleri A.Ş. 100%
Eastasian Consortium B.V. 100%
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. 9%
Turktell Bilişim Servisleri A.Ş. 100%
Rehberlik Hizmetleri Servisi A.Ş. 100%
Lifecell Digital Limited 100%
Lifetech LLC 100%
Turkcell Gayrimenkul Hizmetleri A.Ş 100%
Turkcell Satış A.Ş. 100%
TDC Veri Hizmetleri A.Ş. 100%
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. 100%
Paycell LLC 100%
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. 100%
Lifecell Dijital Servisler ve Çözümler A.Ş. 100%
Kule Hizmet ve İşletmecilik A.Ş. 100%
Turkcell Dijital İş Servisleri A.Ş. 100%
Turkcell Finansman A.Ş. 100%
Superonline İletişim Hizmetleri A.Ş. 100%
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. 100%
BİP Digital Communication Technologies B.V. 100%
Yaani Digital B.V. 100%
Turkcell Dijital Teknolojileri Limited 100%
Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. 23%
Beltower LLC 100%
Dijital Eğitim Teknolojileri A.Ş. 100%
Turkcell Sigorta Aracılık Hizmetleri A.Ş. 100%
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. 100%
Boyut Grup Enerji Elektrik Üretim İnş. San. ve Tic. A.Ş. 100%
BİP İletişim Teknolojileri ve Dijital Servisler A.Ş. 100%
Turkcell Dijital Sigorta A.Ş. 100%
Lifecell Bulut Çözümleri A.Ş. 100%
Lifecell Müzik Yayın ve İletim A.Ş. 100%
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. 90.91%
Paycell Europe GmbH 100%
Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. 100%

Note: As of December 31, 2024



OUR VISION

Superior digital services
for a better future

OUR MISSION

To add value to the digitalization journey
of our customers, both in Türkiye and
across the globe, and enrich their
lives with our continuously improving
competencies and robust ecosystem

Turkcell 2024 Awards


PSM Awards

Paycell was awarded the Gold PSM award in the 'In-House Innovation' category with the Paycell Showcase - RPA Robot project at the PSM Awards, organized by Payments Systems Magazine (PSM).


SDC Awards

Our RPA Marathon Program, which has been running since 2022, was announced in January 2024. We were delighted to be awarded two prestigious awards at the SDC Awards 2023: Intelligent Automation Project of the Year and Company Culture Initiative.


Türkiye Cyber Security Cluster 4ᵗʰ Sector Summit

Turkcell was the recipient of two awards at the 4ᵗʰ Sector Summit of the Turkish Cyber Security Cluster, held in Antalya between February 22-25, 2024. The awards were in the categories of 'Support to Local Ecosystem' and 'Collaboration Champion'.


The International Loyalty Awards

The Turkcell Gönül Bağı Project was awarded first prize in the 'Best Loyalty Program Marketing Campaign' including 'Best Use of Communications' category at the London-based 'The International Loyalty Awards', where the world's most successful projects in the field of marketing are evaluated.


Business Transformation & Operational Excellence Awards

Turkcell was awarded the Best Achievement in Process Automation, Best Achievement in a Process Mining Program and The Platinum Award - Extraordinary Achievement at the 'Business Transformation & Operational Excellence Awards'. These awards recognize the world's most successful projects in the field of Digital Transformation and Operational Excellence.


Kincentric Best Employers 2024

Turkcell was awarded the 'Türkiye's Best Workplace' prize in the Kincentric Best Employers 2024 program, which is one of the most widely participated workplace surveys in Türkiye.


Brandon Hall HCM Excellence Awards

In 2024, Turkcell received 5 Brandon Hall HCM Excellence Awards. Among Turkcell Academy programs, the YUPO-PRO Development Program won the Talent Management - Best High Potential Development category, the Turkcell Internal Mentoring Program won the Gold Leadership Development - Best Coaching and Mentoring Program category, the YUPO-M Development Program won the Silver Learning and Development - Best Unique or Innovative Talent Management Program category, and the Digital Transformation Consultancy Program won the Bronze Sales Performance - Best Program for Sales Training and Performance category. The GNÇYTNK project received the Gold Award in the Talent Acquisition - Best Advance in Candidate Experience Management Technology category.

Within the scope of Brandon Hall Group Award Excellence in 2024, Turkcell Global Bilgi received the Gold Award in Human Resources - Best Benefits, Wellness and Well-Being category with the IK Seninle Program; Gold Award in Leadership Development category with Özde Lider - New Leader Training Program; Silver Award in Talent Management - Best Performance Management category with OKR Performance Management System and Bronze Award in Talent Management - Best Unique or Innovative Talent Management category with #buradakariyervar Program.


Stevie 2024 The International Business Awards

Turkcell's 'Lexboard - Mobile Legal Dashboard' project has been recognized with the prestigious Gold Stevie award in the 'Business Technology Solution Categories - Legal Solution' category at the Stevie 2024 International Business Awards.


İstanbul Üniversitesi Mavi Elma Ödülü

Turkcell's "Recycle into Education" project has been recognized with the 'Social Responsibility Project of the Year Award' at the 2024 "Mavi Elma" Award ceremony, hosted by Istanbul University Business Club.


"Kristal Elma" Awards

At the 36ᵗʰ "Kristal Elma" award ceremony, Turkcell received a total of 5 awards with 3 Crystal, 1 Bronze and 1 Silver Apple for its GNÇ campaign, and won 7 awards in total with lifebox, fizy, Turkcell Superonline and Turkcell Smart Billing campaigns. Turkcell also received the 'Brand Supporting Creativity' award.


Gartner Eye on Innovation Awards

The 5G Connected Autonomous Bus Project, which was realized at the 5G Technology Campus established by Turkcell in cooperation with Ericsson and Istanbul Technical University, was awarded at the Gartner Eye on Innovation Awards.


IPRA Golden World Awards

Turkcell was the recipient of two awards at the 2024 IPRA Golden World Awards. The first was in the Event Management category, for the Çadırkent Earthquake Region Children's Activity Project, and the second was in the Environment category, for the Circular Electronics Digital Children's Book cooperation project.


Customer Centricity World Series

Turkcell was awarded in the Complaint Management category with its Artificial Intelligence Supported Complaint Management Project and in the Digital Strategy and Transformation category with its Location-Based Spatial Intelligence Solution and IVR Integration Project (KİNYAS) in the Customer Centricity World Series award program, which was held for the fifth time in 2024.

Future of AI & Cloud Summit Awards

At the Future of AI & Cloud Summit Awards, Turkcell was awarded the Best AI Transformation and Implementation prize for its use of artificial intelligence in the Baykuş credit control risk monitoring product, and the Best Machine Learning Project award for the Pasaj Analytics Lifecycle Project.

International Customer Experience Awards

At the International Customer Experience Awards (ICXA'24), Turkcell was awarded the Bronze Award in the Best Customer Experience Service category with its eSIM Transition Project and in the Best Contact Center category with its Location Based Intelligence Solution and IVR Integration (KİNYAS).

IDC Future Enterprise Awards

The SIMPLE Project, developed by Turkcell ICCI-SIM and ICT-GENS teams, won the Best Future to Intelligence Project of the Year award at the IDC Future Enterprise Awards.

Glotel Telecom Awards

Turkcell was awarded the 'Highly Commended' prize in the 'Delighting the Customer' category at the Glotel Telecom Awards for its Customer Twin Project.

E-Commerce Summit Awards

Turkcell Pasaj was the recipient of the Gold Award in the Most Reputable and Reliable E-Commerce Site of the Year Category, the Silver Award in the Technology Marketplace of the Year Category and the Bronze Award in the Online Marketplace of the Year Category at the E-Commerce Summit Awards held in 2024.

Turkcell Group: Developments in 2024

Turkcell Group companies operate in 3 countries, namely Türkiye, Belarus and the Turkish Republic of Northern Cyprus, with 22,228 employees.

TÜRKİYE
Turkcell Türkiye

TRY **143.8** Billion Revenue

38.3 Million Mobile Subscribers

3.2 Million Fixed Subscribers

1.5 Million IPTV Subscribers



BELARUS   BeST

1.5 Million Mobile Subscribers

2.2 TRY Billion Revenue



TRNC   Kuzey Kıbrıs Turkcell

0.6 Million Mobile Subscribers

1.7 TRY Billion Revenue

2024 Strategic Objective and Managerial Achievement Assessment

1 Strong revenue, EBITDA and net income performance thanks to our diversified business model, dynamic pricing strategy, actions to encourage customers to upgrade to higher packages and focus on postpaid subscribers

A Revenue increased by **7.8%** to TRY **166.7** billion

B EBITDA of TRY **69.8** billion with **10.2%** growth

C Net income realized at TRY **23.5** billion with an increase of **29.8%**





2 A debt ratio well below the sector average and a balanced foreign currency position thanks to dynamic balance sheet management

A Net leverage ratio[2] at **0.14x** level

B **124** USD million net short FX position[3]

3 Strong cash flow generation despite inflationary conjuncture and high investments

A TRY **7.3** billion free cash flow generation[4]

4 Mobile ARPU growth supported by price adjustments, fiber and postpaid subscriber focus and migration to higher packages

A **10.4%** mobile ARPU[5] increase

B **13.6%** residential fiber ARPU growth





5 Successful subscriber acquisition performance with strong infrastructure and rich value propositions

A **303** thousand net mobile subscriber additions

B **168** thousand net Turkcell fiber subscriber[6] additions

C The highest net addition level in the last 15 years: **1.9** million mobile postpaid net additions, resulted in **29.1** million postpaid subscriber base

D **578** thousand total net additions[7]



6 Continued growth in data usage through digitalisation, increased smartphone penetration and 4.5G user growth

A Average monthly mobile data usage per user increased to **18.2** GB with **7.1%** increase



7 Successful performance of our diversified business model supporting Group growth

A **30.9%** growth in techfin revenues, **25%** growth in Paycell revenues, **32.8%** growth in Financell revenues

B **46.2%** revenue growth in our Data Center and Cloud business



[2] Our net debt calculation includes 'financial assets' reported under current and non-current assets and reserve requirements held at the Central Bank of the Republic of Türkiye. We believe that these assets are highly liquid and readily convertible to cash without material change in value.

[3] Advance payments included.

[4] The free cash flow calculation includes EBITDA as reported under UFRS and the items specified in the statement of cash flows as reported under UFRS: cash outflows from purchases of property, plant and equipment and intangible assets, changes in operating assets and liabilities, cash outflows related to lease payments and tax payments.

[5] Excluding M2M.

[6] As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability

[7] Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

8 Strong performance in sustainability indices

A Being included in the BIST Sustainability Index since the first day

B Listing in the BIST Sustainability 25 Index

9 Increasing momentum towards net zero targets

A **76,258** GJ energy savings, **9,362.79** tonnes CO_2e emission reduction

B **1,010** new green field commissioning with a total of **2,410** green fields

C **8.2** MW field type solar power plant capacity activation

D Increasing reuse practices in e-waste management

10 Strengthening Türkiye's sector leadership in intellectual property

A **1,712** Number of R&D employees

B **8** ongoing HORIZON 2020/ Europe projects, **8** ongoing TÜBİTAK supported national projects

C **4,820** national patent applications; **1,129** registered patents

11 Promoting equal opportunities and diversity

A **35.2%** female employee ratio

B **31%** female employees graduated from engineering departments

C **34%** female employees in IT positions

D **87** Whiz Kids classes in **55** cities





TURKCELL
CREATING VALUE

As Turkcell, we are proud to have achieved 30 years of success by being at the forefront of change in the sector.

Focusing on the expectations of our stakeholders, we have strengthened our integrated digital operator identity with a constantly evolving approach. We continue to generate value for al our stakeholders.

As in the past, we remain committed to transforming innovative digital technologies into services that enhance people's quality of life, supporting institutions in their digital transformation journeys, and contributing to sustainable development across all our operational fields. With strategies that turn these elements into a profitable and responsible integrated business model, we will continue to create value with determination.

Turkcell Group has established an integrated and hierarchical management structure for the management of environmental, social and governance (ESG) issues.

Through the integrated management model that we have established, we consistently track our performance with concrete and measurable indicators, ensuring the effective management of the value we create for all our stakeholders.

Turkcell Group Sustainability Management and Involvement of Senior Management



Board of Directors

- Integrated Value Creation Committee
- Corporate Governance Committee
- Early Risk Detection Committee

- Sustainability Committee
- Corporate Risk Management

- Corporate Communications, Media and Brand Management Directorate
- Internal Control and Continuous Improvement Directorate



Within this structure, we clearly define responsibilities at various levels and ensure that corporate strategies are implemented in line with ESG targets.

The Turkcell Group Board of Directors, elected by the General Assembly in accordance with the provisions of our Articles of Association, has direct responsibilities such as evaluating the strategic management of our Integrated Value Creation Model and monitoring progress in these matters. Special committees have been established across the Company to ensure and oversee the highest sustainability standards. These efforts began in 2020 with the establishment of the Integrated Value Creation Committee and the Sustainability Committee. These bodies support the Board of Directors in assessing and managing sustainability risks and opportunities in Turkcell Group's overall business strategy.

The Integrated Value Creation Committee, led by the Chairman of the Board of Directors and operating at senior management level, is responsible for ensuring the connection between Turkcell's strategic and operational levels in accordance with the company's Integrated Value Creation Model. The committee directs and controls the preparation of the Turkcell Integrated Annual Report within the framework of Environmental, Social and Governance (ESG) policies.

The Turkcell Group Sustainability Committee, which operates with the participation of directors from various functions, is responsible for identifying sustainability priorities and the risks and opportunities arising from these issues in line with ESG policies. The committee is also responsible for preparing and implementing short and long-term action plans accordingly, and reporting the results to the Board of Directors through the Integrated Value Creation Committee. Efforts to improve performance in targeted areas are carried out by project teams formed with the participation of senior management and determined according to their areas of expertise. The Corporate Social Responsibility, Sustainability and Non-Governmental Organizations (NGO) Relations Unit, which reports to the Corporate Communications, Media and Brand Management Directorate, coordinates company-wide efforts with a holistic approach to achieve common sustainability and climate goals. The unit's responsibilities include coordinating processes such as determining sustainability priorities, periodically re-evaluating the sustainability strategy, ensuring data flow for performance evaluations, and realizing mandatory and voluntary sustainability declarations.

The Sustainability Committee has members at Manager, Director and General Manager levels from 11 functions. These functions are Investor Relations, Administrative Affairs, Employee Experience, Network Technologies, Turkcell Energy, Corporate Governance and Capital Markets Compliance, Marketing - Corporate Communications, Sales, Finance, Supply Chain and Sustainability.

The Secretary General of the Sustainability Committee is also the Associate Director of Corporate Social Responsibility, Sustainability and NGO Relations since 2020. In the 2024 reporting period, she received training on Carbon Trading and Carbon Markets and Sustainability in Supply Chain.

The Turkcell Group's ESG policies are evaluated by the Sustainability Committee and the Integrated Value Creation Committee, and subsequently implemented following approval by the Board of Directors.

The Corporate Governance Committee presents solution-oriented proposals to the Board of Directors regarding the development and implementation of the Company's corporate governance principles and oversees investor relations and sustainability activities. Investor Relations Director and Corporate Governance and Capital Markets Compliance Director are among the members of the Corporate Governance Committee. The Investor Relations Unit has competences in international sustainability indices. In addition, the Corporate Governance and Capital Markets Compliance Unit has expertise in Social and Governance, which are the main components of ESG.

The Early Detection of Risk Committee, which was established within the Board of Directors, works to identify risks that may jeopardise the existence, development and continuity of the Company. It also takes necessary measures to mitigate and manage these risks, and submits a report to the Board of Directors every two months. These reports are also shared with an independent audit firm.

We manage the processes of identifying, assessing, prioritising and monitoring risks and opportunities related to sustainability issues. This is integrated into the corporate risk management process. In this process, all relevant teams collaborate to analyze risks and opportunities related to climate change, evaluate expert opinions and report the results to senior management for review. The sustainability risks identified through this process are incorporated into our corporate risk inventory, and we ensure that the necessary measures and actions are taken.

As part of the TCFD (Task Force on Climate-related Financial Disclosures) reporting study we carried out in previous periods, we began to extend our practice of assessing climate-related risks and opportunities to other sustainability areas, including social, environmental and governance areas, during the reporting period. We evaluate the findings generated from these processes within our strategic planning process and incorporate them into our three-year strategic plans. This enables us to regularly review the impact of sustainability risks on company strategies. We will continue to enhance our sustainability risk and opportunity management inventory through the studies we will carry out in the coming periods.

We manage sustainability risk areas through processes designed in accordance with international standards. In this context, the following system standards are followed: ISO 9001 Quality Management System, ISO 10002 Customer Satisfaction Management System, ISO 14001 Environmental Management System, ISO 14064 Greenhouse Gas Calculation and Verification Management System, ISO 20000 Information Technology Service Management System, ISO 22301 Business Continuity Management System, ISO 27001 Information Security Management System, ISO 27017 Cloud Information Security System Standard, ISO 45001 Occupational Health and Safety Management System and ISO 50001 Energy Management System. The currency and implementation level of these system standards, which are valid in all of our operations, are verified and certified through periodic independent external audits.

We develop corporate policies in sustainability areas and strengthen management processes in this field. For instance, we follow Turkcell Group Human Rights Policy in order to create a decent working environment and support human rights in our value chain, and Turkcell Group Environmental Policy in order to create a long-term positive impact by taking into account climate and environmental impacts. We publish our corporate policies under the Sustainability section on our corporate website for our stakeholders' review and information.

We publish our corporate policies under the **Sustainability** section on our corporate website for our stakeholders' review and information.

Defining Turkcell's Sustainability Priorities

At the center of our Integrated Value Model are the Sustainability Priorities, which are also the defining element of Turkcell Group Sustainability Strategy.

We identify Turkcell's Sustainability Priorities as a result of the analysis of a wide universe of potential social, economic, environmental and technological issues, which we obtained through 17 Sustainable Development Goals (SDGs), sectoral initiatives such as GSMA, reporting standards such as GRI, research such as WEF Global Risk Report and various international index contents, with the participation of our internal and external stakeholders.

In this process, we adopt the Double Materiality approach. We evaluate our subject universe with the participation of our internal stakeholders in terms of the potential to create risks and opportunities that may affect Turkcell Group's business success. We also involve various external stakeholders in terms of the magnitude of the expectations arising from the impact of our activities. By combining the results with the relevant management bodies and expert opinions, we identify the material issues that shape Turkcell Group's sustainability strategy. Our strategic model and priorities will come into effect upon approval by the Integrated Value Creation Committee.

While we carry out our main materiality process in parallel with the strategic planning periodicity, we also update it with expert assessments when necessary. In 2023, the materiality analysis we conducted in 2024 was not renewed as per the Integrated Value Creation Committee's decision, as it was still up-to-date.




High
Stakeholder Expectation Level
Low
Low
Company Impact
High
Earthquake and Emergency Preparedness
Emergency Preparedness and Ensuring Infrastructure
Improving the Geographical Coverage of Reliable, Quality and Fast Digital Service Infrastructure
Supporting the Development of Domestic Technologies
Increasing the Use of Renewable Energy
Becoming an Active Integrated Telecom Operator in the Value Chain Extending from Fiber Infrastructure to Digital Business Services
Pioneering the use of innovative digital technologies in key sectors such as education, health, agriculture, transport and finance
Efficient Use of Energy
Pioneering Digital Technologies and Innovation
Increasing Solar Energy Investments
Improving Digital Customer Experience and Satisfaction

1. Emergency Preparedness and Ensuring Infrastructure
2. Pioneering Digital Technologies and Innovation
3. Becoming an Active Integrated Telecom Operator in the Value Chain Extending from Fiber Infrastructure to Digital Business Services
4. Improving the Geographical Coverage of Reliable, Quality and Fast Digital Service Infrastructure
5. Improving Digital Customer Experience and Satisfaction
6. Managing the Financial Impacts of Climate and Sustainability Risks
7. Contribution to Local Economy
8. Favoring Local Procurement Activities
9. Prevention of Anti-Competitive Behavior
10. Transparent Corporate Tax Practices and Policies
11. Protection of Intellectual Property Rights
12. Increasing Employee Satisfaction and Loyalty
13. Earthquake and Emergency Preparedness
14. Protection of Employee Rights
15. Dissemination of New Working Models such as Remote Working, Flexible Working
16. Talent Management, Employee Development and Training Activities
17. Cyber Security and Data Privacy Protection
18. Protecting Children, Youth and Seniors Against Cyber Risks
19. Ensuring Gender and Equal Opportunities in the Workplace
20. Supporting the Social and Cultural Development of the Society
21. Improvement of Employee Health and Safety
22. Managing the Health Impacts of Mobile Devices and Base Stations
23. Transparency in Product Information and Responsible Marketing Practices
24. Legal Compliance, Business Ethics and Anti-Corruption Practices
25. Promoting Digital Rights, Ethics and Diversity of Expression
26. Increasing the Use of Renewable Energy
27. Efficient Use of Energy
28. Increasing Solar Energy Investments
29. Developing Environment and Climate Friendly Digital Products and Services
30. Efficient Use of Water
31. Promoting Circular Economy and Responsible Waste Management
32. Management of Climate Change Risks
33. Preferring Environmentally Friendly Material Consumption in Activities and Reducing Consumption
34. Green Building Applications
35. Development of Green IT Application and Infrastructure
36. Applications for the Protection of Biological Diversity and Natural Life
37. Reducing GHG Emissions in Operations
38. European Union Border Carbon Tax Practices
39. Pioneering the use of innovative digital technologies in key sectors such as education, health, agriculture, transport and finance
40. Supporting the Development of Domestic Technologies
41. Supporting Vocational Training Activities that will increase the employment chances of young people by increasing their capacity in the field of Information and Communication Technologies
42. Increasing Access to Digital Technologies and Digital Literacy of Large Social Masses, Disadvantaged Groups or Groups with Low Purchasing Power
43. Supporting Business Model Ideas Aiming to Solve Sustainability Problems with Digital Technologies
44. Supporting Smart Mobility and City Applications
45. Supporting Ethical Rules in Artificial Intelligence Applications
46. Managing Sustainability Impacts in the Supply Chain

Turkcell Group Sustainability Strategy:
Positive in Sustainability

We integrate the issues that emerge from the prioritisation process, the potential of our sector, the agility of our organization and our superior digital service experience with sectoral risk and opportunity parameters and Sustainable Development Goals, and transform them into a sustainability strategy that will have a positive impact in the short, medium and long term.

We periodically measure and evaluate the outputs of the 'Positive Imprint in Sustainability' strategy, which we have created within 3 main axes, and update our position when necessary.

The Positive Imprint in Sustainability Strategy consists of 3 main axes:

Inclusive Positive imprint

Inclusive Positive Imprint is focused on the promotion of equal opportunities in our workplace, products and services, as well as in our social area of influence, the inclusion of all segments of society, and the enhancement of well-being in the digital domain, and 'leaving no one behind' in social, economic and cultural development.

Positive imprint to Our Business

With Positive Imprint to Our Business, we aim to develop a strong business model that is shaped by the principles of transparency, accountability and business ethics across all our operations and value chain, and where sustainability risks and opportunities are managed effectively.

Positive imprint to the Environment

With Positive imprint to the Environment, we aim to manage our environmental impacts, protect natural life and play a leading role in combating environmental problems, especially climate change, through our circular practices, renewable energy investments and low-carbon technologies.

This systematic approach provides a comprehensive risk management strategy that encompasses not only the impact of climate-related risks and opportunities on company operations, but also on stakeholder relations.





Sustainable Development Objectives Supported

SDG Supported	Targets	Description
4 Quality Education	**Target 4.4:** By 2030, substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship	Turkcell recognizes the pivotal role of Türkiye's youthful demographic in driving progress. In this context, Turkcell supports youth employment by developing programs that aim to nurture the entrepreneurial spirit of young people, enhance their professional competencies, particularly in information technologies, and prepare them for their careers with qualified education and experience.
7 Affordable and Clean Energy	**Target 7.2:** Increase substantially the share of renewable energy in the global energy mix **Target 7.3:** Double the global rate of improvement in energy efficiency **Target 7.4A:** Enhance international cooperation to facilitate access to clean energy research and technology, and promote investment in energy infrastructure	Turkcell's commitment to energy consumption management is reflected in its adherence to international standards, such as ISO 50001, which underscores the importance of operational efficiency in the context of climate change. Energy consumption points are subject to constant monitoring and measures are taken to increase energy efficiency. Since 2021, Turkcell has been sourcing all its electricity needs from certified renewable sources and has initiated investments in renewable energy in line with its objective of achieving net zero operations by 2050. As a result of these investments, Turkcell's total renewable energy capacity reached 32.9 MW in 2024.
8 Decent Work and Economic Growth	**Target 8.1:** Sustainable economic growth **Target 8.2:** Achieve higher levels of economic productivity through diversification, technological upgrading and innovation **Target 8.3:** Promote development oriented policies that support productive activities entrepreneurship and new job opportunities **Target 8.4:** Improve resource efficiency in production and consumption **Target 8.5:** Achieve full employment, decent work and equal pay for work of equal value **Target 8.6:** Support education and employment of youth **Target 8.7:** End modern slavery, humman trafficking and worst forms of child labor. **Target 8.8:** Protect labor rights and promote safe work environments **Target 8.10:** Expand access to banking, insurance and financial services for all **Target 8.B:** Develop a global strategy for youth employment	Turkcell, a leader in communication and digital service technologies, supports sustainable economic growth in the markets it operates in through its investments and R&D efforts in innovative infrastructure and application development. Thousands of Turkcell customers from various sectors have the opportunity to achieve digital transformation in their ventures through the provided communication infrastructure and innovative applications, leading to more efficient and productive business models. Additionally, innovative fintech services such as Financell and Paycell are developed to support wider societal access to insurance and financial products with more ease and advantage. As a signatory of the UN Global Compact, Turkcell is committed to providing a secure, inclusive and equal work environment where the rights of its employees are guaranteed. Turkcell is committed to eliminating any negative practices, such as forced labor and child employment, across its value chain. Turkcell is committed to the principle of equal pay for equal work and is dedicated to improving access to employment and providing equal opportunities and rights throughout the employment process in terms of gender equality.
9 Industry, Innovation and Infrastructure	**Target 9.1:** Develop sustainable, resilient and inclusive infrastructure **Target 9.2:** Promote inclusive and sustainable industrialization **Target 9.3:** Increase the access to financial services and markets **Target 9.4:** Upgrade industry and infrastructures to make them sustainable **Target 9.5:** Enhance scientific research and technology in industrial sectors **Target 9.A:** Facilitate sustainable infrastructure development in developing countries **Target 9.C:** Increase access to information and communications technology for all	Turkcell is committed to providing its customers with a seamless and reliable service infrastructure through its robust network structure, extensive geographical coverage, and emergency preparedness capacity. The company is dedicated to continuously enhancing this quality. At the same time, Turkcell aims to make high technology accessible to everyone, including groups that face economic or social disadvantages, by providing access to a wide range of digital services such as fintech infrastructures such as Financell, Paycell and Güvencell, as well as financial, communication, and information technology products and services. Turkcell aims to be a trusted business partner for all economic actors, from small businesses to large industrial ventures, on their digital transformation journey.









SDG Supported	Targets	Description
10 Reduced Inequalities	**Target 10.3:** Ensure equal opportunity and reduce inequalities of outcome	Turkcell recognizes the importance of young people in driving growth and innovation in Türkiye. Within this scope, various programs are being developed to support youth employment, particularly in information technologies, to foster the entrepreneurial spirit of young people, enhance their professional competencies, and prepare them for their careers with quality education and experience.
12 Responsible Consumption and Production	**Target 12.2:** Achieve the sustainable management and efficient use of natural resources **Target 12.4:** Achieve the responsible management of chemicals and all wastes **Target 12.5:** Substantially reduce waste generation	Turkcell's responsible management approach involves the company's management of environmental risks arising from its operations in accordance with international standards. In this context, the company aims to improve resource efficiency, environmental protection, and the development of natural resources by taking measures, particularly with regard to mitigating the effects of climate change. By implementing these measures, Turkcell is able to reduce its environmental impact while enhancing the business value of the resulting resource efficiency. Initiatives are currently in progress in areas such as energy and water resource efficiency, waste management, circular economy practices, and biodiversity conservation. Turkcell offers solutions online and in its stores to support the use of second-product technology, and develops projects to recycle unusable information technology products.
13 Climate Action	**Target 13.2:** Integrate climate change measures into national policies, strategies and planning **Target 13.3:** Improve education and institutional capacity on climate change mitigation	Turkcell recognizes climate change as a phenomenon that affects not only the natural environment, but also the global economy, human wellbeing and, consequently, Turkcell's business success. It is evident that effective measures to combat climate change will create opportunities to positively impact business success. In alignment with this commitment, Turkcell has incorporated climate change-related risks and opportunities into its corporate policies, strategies and operational and service development planning processes. Turkcell is committed to managing the elements that may affect climate change, including energy consumption and greenhouse gas emissions, within its operations. In addition, Turkcell will increase the knowledge and awareness of its stakeholders, particularly employees, on climate sensitivity and will carry out efforts to expand the scope of the fight against climate change. To enhance the effect produced, Turkcell engages in joint ventures with various stakeholders, including civil society organizations.
16 Peace, Justice and Strong Institutions	**Target 16.5:** Substantially reduce corruption and bribery in all their forms **Target 16.6:** Develop effective, accountable and transparent institutions at all levels **Target 16.10:** Ensure public access to information and protect fundamental freedoms	Turkcell is the only Turkish company that is listed on both the NYSE and Borsa Istanbul. As part of its management approach, it adheres to internationally recognized principles of corporate governance. It is also subject to legal regulations. In this direction, Turkcell aims to establish a transparent, accountable, and effective corporate governance structure across the Company and its Group companies. Maintaining a superior business ethics mindset among all employees and throughout the value chain, compliance with legal regulations, and prevention of any form of bribery and corruption are non-negotiable corporate principles. To this end, the Group has developed management and control systems, with performance regularly monitored and improvement measures taken as necessary.
17 Partnerships for the Goals	**Target 17.6:** Enhance regional and international cooperation on and access to science, technology and innovation and enhance knowledge-sharing	Turkcell aims to facilitate access to information and technology for everyone. It provides a fast and reliable connection to its users with its internet service.











Interactions with our Stakeholders

We base our activities and strategies on the vision of 'leaving no one behind', and we achieve this by carefully listening to the expectations and opinions of our stakeholders. We evaluate the feedback we receive in order to continuously improve our business processes, products and services. We prioritise consistency, inclusiveness and accessibility in our interactions with our stakeholders; we attach great importance to responding to information and communication requests in a transparent, open and timely manner. We aim to interact with our stakeholders frequently and via a variety of communication channels.

Stakeholder Group	Communication Tools and Frequency	Frequently Asked Questions and Demands in 2024
Employees	Integrated Annual Report (annual), Meetings and Interviews (periodic), Assistant General Managers Open Door Meetings (periodic), Performance Evaluations (quarterly), Announcements (continuous), Reports, Awayday, Events (periodic), Information Reports (periodic), Publications and Bulletins (periodic), Corporate Website (continuous)	During the reporting period, we continued to provide support in all areas by prioritising the needs of our employees. In this context, we produced solutions to the requests submitted by our employees and implemented various practices and programs to meet their health and psychological support needs. In line with macroeconomic developments, we have responded to the demands of our employees regarding wages and fringe benefits within the framework of our policies.
Suppliers	Integrated Annual Report (annual), Supplier Management System (continuous), Supplier Portal (continuous), Internal and External Meetings (periodic), Supplier Days (annual), Cooperation Meetings with SMEs and Local Producers (continuous), Technopark Visits (continuous), Turkcell Partner Network (continuous), Corporate Website (continuous)	At the Supplier Summit held during the reporting period, we presented our procurement programs to our suppliers and provided an overview of the fundamental steps of our Sustainability Program. Over the next three years, we aim to evaluate the Environmental, Social and Corporate Governance (ESG) performances of 250 companies, representing 95% of our procurement volume, to offer improvement suggestions and to closely monitor these improvements. This year, we included 60 companies in the evaluation process and 45 companies registered on our platform and actively participated in the process. As part of our Supplier Human Rights Due Diligence activities, we hosted a webinar for 20 supplier companies. We also organized an event with the participation of companies in the evaluation process, where we introduced current developments in general sustainability issues and our evaluation platform. These actions are clear indicators of our goal to create a strong and sustainable ecosystem with our suppliers.
Customers	Integrated Annual Report (annual), Media (continuous), Advertising and Promotion Activities (continuous), Social Media Accounts (continuous), Corporate Website (continuous), Dealers (continuous), Call Center (continuous), IVR (continuous), SMS and E-mail (continuous), Satisfaction Surveys (periodic), Turkcell App (continuous), KEP, CIMER, BTK, TCM channels (continuous)	During the reporting period, we concentrated on delivering swift and effective resolutions to our clients' fundamental requirements, including service plan terms, promotions, service package acquisitions, and technical issues. Our ongoing digitalisation efforts have resulted in significant improvements to our responsiveness to customer requests, further consolidating our customer-focused approach.
Media	Integrated Annual Report (annual), Press Releases (planned or instant), Press Meetings (planned or instant), Meetings and Interviews (upon request), Turkcell and Turkcell General Manager Social Media Accounts (continuous), Corporate Website (continuous)	During the reporting period, we provided members of the media with the financial, project and application-oriented information about Turkcell and the sector that they requested. This was in line with our commitment to transparency and timely response.

Stakeholder Group	Communication Tools and Frequency	Frequently Asked Questions and Demands in 2024
Shareholders and Investors	Integrated Annual Report (annual), Interim Reports (quarterly), General Assembly Meetings (annual), Conferences, Meetings and Roadshow Activities (periodic), Investor and Analyst Day Meetings (upon request), Financial and Operational Results Announcements and Annual Reports (quarterly), Sustainability Reports (periodic), Investor Relations Website (continuous), Teleconferences (periodic), Material Event Disclosures (instant), Frequently Asked Questions (continuous), E-mail (continuous), Telephone Calls (continuous), Corporate Website (continuous)	During the reporting period, we addressed the key expectations of our shareholders and investors regarding financial and operational information through transparent and prompt disclosures across various channels. Additionally, responded to the growing interest and expectations regarding cyber security, corporate governance and legal compliance through the practices and information studies we have developed.
Public Institutions and Regulatory Organizations	Integrated Annual Report (annual), Official Correspondence (continuous), Meetings and Events (periodic), Public Opinion Documents (upon request), Information Reports (periodic), Presentations and Position Papers (upon request), Publications and Bulletins (periodic), Corporate Website (continuous)	During the reporting period, we provided thorough responses to requests for information and opinions from public institutions and regulatory bodies. We also responded positively to requests for cooperation and project development that are compatible with our activities and match our resources. We assumed an active role in sharing information with public institutions and regulatory bodies, successfully managing reporting processes and developing strategic approaches in line with public opinion. We further strengthened our corporate strategies through activities such as the preparation and publication of bulletins on national and international agendas.
NGOs	Integrated Annual Report (annual), Memberships (continuous), Board of Directors Council and Working Group Meetings (periodic), Workshops (upon request), Seminars, Conferences and Events (periodic), Meetings and Interviews (upon request), Joint Projects (upon request), Corporate Website (continuous), Social Media (continuous), E-mail communication (instant)	During the reporting period, we responded to information requests, membership applications, joint project and sponsorship proposals from non-governmental organizations within the framework of our corporate policies. We responded to information requests transparently; while evaluating membership, sponsorship and joint project requests, we took into account the compatibility of the values of the relevant organizations with Turkcell and the compliance of the requests with our fields of activity and corporate policies. In addition, we ensured the periodic participation of our team members in the working groups of NGOs and successfully represented our company by participating as speakers in congresses, seminars and workshops.
Universities, Academics, Students	Turkcell Academy Curriculum Courses (periodic), Certificate Programs (periodic), Technical Trips (upon request), Project Competitions (annual), Academic Publications (upon request), Joint Projects (upon request), Information Sharing Meetings (upon request), PhD Scholarships (upon request), Project Sponsorships (upon request), Corporate Website (continuous), social media (continuous)	During 2024, we strengthened our collaboration with technology transfer offices and universities, developed joint R&D projects and contributed to the development of the ecosystem through academic publications, technical training and conferences. We added value to the domestic production and innovation ecosystem by supporting global collaborations of universities with international projects. We supported the strengthening of scientific research with the scholarships we offered to PhD students in the field of artificial intelligence. We contributed to scientific studies by responding positively to course content support, field visits and academic research requests from universities and academics to the extent of our possibilities. We facilitated knowledge and experience sharing among industry representatives, academics and students by organizing events such as Teknofest and panels at international academic conferences. In addition, within the framework of the annual donation limit set by the General Assembly, we regularly donate to institutions, associations and foundations working for the public good, especially for educational scholarships. These activities are concrete examples of our vision to add value to society and invest in the future.

Turkcell Group's Sustainability Initiatives Memberships

We act with the belief that we can create a greater impact by working together with NGOs with which we share common goals and values.

Consequently, we are proud to support key organizations such as the UN Global Compact, the Women's Empowerment Principles (WEPs), the GSM Association (GSMA), the Sustainable Development Association and the Mobile Telecommunication Operators Association. In addition, we are members of numerous non-governmental organizations operating in various fields, and we contribute to these organizations by representing them in their governing bodies and working groups. We continue to advance our vision of building a stronger, more sustainable future through cooperation.

🔖 You can find the full list of the organizations we are a member of and their level of engagement in the Table of Appendix-3: Non-Governmental Organizations Memberships.

 ### GSM Association (GSMA)

Since 1998, Turkcell has been actively participating in GSMA, which shapes the mobile communications industry worldwide and brings together more than 800 industry stakeholders, and we have the opportunity to share our local and international experiences on this platform and benefit from the knowledge and experience of other member organizations. The Mobile Net Zero initiative, which focuses on the realization of Net Zero targets by mobile operators in the fight against climate change, is of great importance. With the election of our CEO, Dr Ali Taha Koç, as a GSMA Board Member, we are committed to playing a more active role in this platform for the next two years.

We are proud to be contributing to the GSMA Sustainability Network, which encourages the sharing of international sectoral experience in line with GSMA's Sustainable Development Goals. In this regard, we are among the first 8 companies worldwide to endorse the GSMA Accessibility Principles, and we are honored to be the inaugural Turkish company to sign these principles. In addition, we have been selected as one of the leading pilot companies by GSMA in determining Environmental, Social and Corporate Governance (ESG) metrics for the mobile industry.

Turkcell also contributed to the 'Responsible Artificial Intelligence Maturity Roadmap' study, which was created within the GSMA to ensure the responsible use of artificial intelligence in the sector, from the first stage. Turkcell was among the 19 operators that launched the initiative. The roadmap aims to assess the maturity levels of operators in the current use of artificial intelligence and provide a guiding tool to help them achieve their goals.

Our Turkcell Intelligence Power project and the social impact analysis study of this project were recognized by GSMA as the best exemplary project in the 'SDG (Sustainable Development Goals) Impact Assessment' report. This prestigious report was presented in New York as part of the 77th General Assembly Week of the United Nations, creating a wide impact in the international arena. We remain committed to our mission of adding value to both the sector and society at large.

 ### UN Global Compact

In 2007, we became one of the signatories of the UN Global Compact, the world's largest corporate sustainability initiative. In this context, we continue to firmly support the 10 principles and sub-initiatives established in line with sustainable development.

In this context, Turkcell is proud to be one of the founding members of the UN Global Compact CFO Coalition for the SDGs, which brings together CFOs of leading companies around the world in the field of sustainability.

In 2024, we contributed to the preparation of the report titled 'Accelerating Innovation in Sustainable Finance: Removing Barriers and Unlocking Value', which was commissioned by the United Nations Secretary-General Antonio Guterres in 2024. The report was presented in New York during the United Nations General Assembly Week in September 2024.

All these efforts are clear indicators of our commitment to sustainable development and corporate responsibility.



Sustainable Development Association

Our collaboration with the Sustainable Development Association (SKD) Türkiye, the Türkiye regional network and business partner of the World Business Council for Sustainable Development (WBCSD), is a key component of our commitment to creating a sustainable future. SKD Türkiye plays a pivotal role in enhancing the understanding of sustainability within the business community by disseminating international and local knowledge among its members through the working groups it has established.

We are also proud to actively contribute to these processes by taking part in the Audit Committee of the association.

 ### Mobile Telecommunications Operators Association (m-TOD)

The Mobile Telecommunication Operators Association (m-TOD) was established in 2016 with the aim of finding solutions to the common problems of the sector and putting these solutions into practice. The association was formed through the co-operation of three authorised operators operating in our sector. As founding members of this platform, we aim to contribute to the spread of an ethical, effective and competitive approach in the mobile tele-communication services sector in Türkiye.

Ali Taha Koç, PhD, our CEO, assumed the role of Chairman of the Board of Directors of m-TOD on November 27, 2024, and our Assistant General Managers, Ali Uysal and Prof. Dr. Vehbi Çağrı Güngör, serve as Board Members of the Association. Through this valuable platform, we continue to make strong progress towards the development of our industry and contribute to a sustainable future together with our stakeholders.

 ### Next Generation Mobile Networks Alliance (NGMN)

NGMN is a forum established by leading mobile network operators worldwide and open to all stakeholders in the mobile industry. The aim of this platform is to ensure that next generation network infrastructure, service platforms and equipment optimally meet the needs of operators and ultimately respond to the demands and expectations of end users. In addition, it undertakes significant activities to contribute to the sustainability vision of the sector.

As Turkcell, we are proud to contribute to the projects of the Green Future Networks working group within NGMN. Specifically, we are engaged in projects related to Energy Management, Measurement and Environmental Reporting and Sustainability. Notably, we have taken on the leadership role in the Environmental Reporting and Sustainability project. As part of this project, we will be analyzing the relevant recommendations to accelerate zero-carbon targets in operators' products and services, and in their value chains. We will also prepare information reports to shed light on the sector.

 ### Green Digital Action

In 2024, we were proud to be among the supporters of the 'Green Digital Action' declaration, which was signed at COP29. This declaration, which was formally adopted on November 16 during the inaugural "Digitalisation Day" at the COP Summit, underscored the pivotal role of digital technologies in addressing climate change. It also called upon all relevant stakeholders to collaborate in reducing the environmental impact of digitalisation.

Within the scope of this declaration, issues such as the effective use of digital technologies and tools for climate action, building resilient digital infrastructures, mitigating climate change impacts of digitalisation, promoting digital inclusion and literacy, supporting data-driven decision-making processes, promoting sustainable innovations, disseminating sustainable consumer practices and facilitating the sharing of best practices are focused on.

As Turkcell, by declaring our support for this important declaration, we have once again strongly demonstrated our determination to contribute to sustainable development through digital transformation.

In support of
 ### Women's Empowerment Principles

With our strong belief in equal opportunities in the workplace, we are taking important steps to improve the position of women in business and social life in line with our goal to support Gender Equality, one of the Sustainable Development Goals. In this context, we have become a signatory to the Women's Empowerment Principles (UN WEPs) established by UNGC and UN Women in 2012.

In line with the UN WEPs, we are committed to practices that aim to empower women in the workplace, including equal pay and a zero-tolerance policy against discrimination. By integrating gender equality into the very fabric of our corporate culture, we are committed to achieving our goal of becoming the company that women most want to work for.

Relations with Public Institutions

As Turkcell and Group Companies, the various regulations we are subject to form the basis of our relations with public institutions and organizations. These regulations directly influence all our activities, from our technical and commercial operations to our service delivery conditions and the framework of our relations with our stakeholders. We therefore pay close attention to legislative developments in our sector and proactively contribute to the consultation, development and implementation of regulations. We respond to the opinion requests of regulatory authorities by analyzing the possible legal, technical, commercial, operational and economic impacts of regulations on the sector. In addition, we participate in legislative studies initiated by non-governmental organizations, contributing to the formulation of regulations by preparing joint position and opinion documents.

Furthermore, we generate economic and social added value through our pioneering role in technological transformation in the countries where we operate. We achieve this by providing a mobile network, fiber infrastructure, world-class data centers and innovative digital products and services.

Relations with Shareholders and Investors

Turkcell is committed to being transparent, equitable, consistent and accessible to its investors and shareholders. We consider it a fundamental responsibility to respond to the information requests of our investors and shareholders in a clear, accurate and timely manner. Through our disclosure activities, we aim to introduce Turkcell in the right way, to convey our business model, risk and opportunity analysis and strategies to investors and to enable them to make well-informed investment decisions.

🔖 You can find detailed information on the management of our relations with our shareholders and investors in the Transparent Investor Relations section of our report.

Turkcell Group Value Creation Process



Inputs

Financial Capital
- Financing diversity
- Efficient capital allocation
- Strong revenue model
- Business model hedging
- Transparent financial management

Human Capital
- Competent employees and agile teams
- Safe and healthy work environment
- Employment practices that make a difference
- Adoption of company culture and values
- Flexible working model
- Increasing women employment in the technology sector

Manufactured Capital
- Robust network
- Strong spectrum
- Broad fiber infrastructure
- Data centers

Intellectual Capital
- Our patents and R&D capabilities
- Entrepreneurship ecosystem, start-up and university collaborations
- Our developed services and applications
- Artificial intelligence and blockchain applications
- Strong brand awareness
- Robust cybersecurity practices and services
- Digital infrastructure

Social Capital
- Transparent and trust oriented stakeholder relations
- Civil society, academy, public and corporate partnerships, international representation of our country and sector
- Social investment projects and sponsorships
- Turkcell volunteers
- Voluntary memberships
- Higher employment in callcenter operations

Natural Capital
- Efficient management of natural resources
- Investments and projects in renewable energy
- Environmental impact management through digitalization
- Efficient use of energy
- Turkcell waste management

Strategic Focuses

Core Competencies

Strong Customer Relations

Strategic Business Focuses

Advanced Analytical and Technological Competencies

Our Telecom Business

Financial Services Platform

Sustainability
Positive
imprint

Strong and Agile Team

Digital Business Services

Digital Services

Strong Infrastructure

Created Value

- Value created through sustainable growth
- Robust balance sheet structure
- Market capitalization of the company
- Dividend paid and dividend yield
- Value generated for the economies of countries where we operate

- Contribution to Employment
- Having a competent human capital ready for the future digital world
- Establishing a strong and agile employee culture
- Developing the competencies of women and young people to increase their employment in technology
- Being a good employer
- Employee loyalty and motivation
- Diversity, inclusivity, and equal opportunity
- Providing career development opportunities

- Providing fast, high-quality, and comprehensive services to customers
- Contributing to keeping Türkiye's data in Türkiye
- Leadership in technology and digital transformation
- Access to information and the internet for everyone
- Development of indigenous and national technological infrastructure

- Developing the innovation and entrepreneurship ecosystem through Turkcell experience.
- Becoming a global operator with a digital operator vision.
- Making life easier by developing inclusive and value-creating products and services.
- Better understanding the customer with data analysis skills.
- Reducing cyber security risks and meeting the cyber security needs of customers
- Ensuring ethical and equal business processes.
- Creating value with the use of open source code.
- Providing employment opportunities for Turkish/local engineers.

- Strong corporate governance
- Value creation through social investment projects
- Contribution to exchanging knowledge and experience among stakeholders
- Adopting a responsible and ethical business approach within the Turkcell ecosystem
- Collaborating with NGOs to contribute to the socio-economic and cultural development of the community
- Being a leading and guiding company in the industry and the country through representation
- Increasing brand trust and reputation
- Customer satisfaction

- Responsible use of resources
- Improving carbon emissions performance
- Contributing to the reduction of customers' environmental impact
- Financial value created through sustainability activities
- Environmental awareness
- Reducing paper consumption
- Protecting sustainable agriculture and water resources
- Circular operations

Outputs

TRY 166.7 Billion Revenue
TRY 69.8 Billion EBITDA
TRY 22.2 Billion EBIT

TRY 23.5 Billion Net Income
TRY 7.3 Billion Free Cash Flow
3.0% Dividend Yield

22,228 Members of Turkcell's Large Family
35.2% Woman Employee Rate
24.4% Woman Manager Rate

1.74 Accident Frequency Rate
490 New Recruits
1.9 Million person **1.2 Million hours** Total Trainings

Up to 1.6 Gbps 4.5G Speeds
Up to 10 Gbps Fiber Internet Speeds
82% Network Virtualization Rate

6% Network Traffic (internet) Increase Rate
11,658 Base Station Sites with Risk Assessment
99.874% Rate of Data Accessibility

1,712 R&D Employees
11% Growth in Digital OTT Services Revenues and **13% Growth in Digital** Services Total Revenues
8 Hospitals Which We Provide Infrastructure To

606 Patent Applications
35 Number of Horizon Europe Project Applications
17 Incubator Firm Collaborations

45.2 Million Group Subscriber Count
38.3 Million Mobile Subscriber Count (Türkiye)
578 Thousand Net New Customers Acquired (Türkiye)

61% Local Procurement Rate

7,977.99 tonnes CO_2 Energy Reduction
64,979.09 GJ Energy Saving
274,900 MWh Renewable Energy Generation

4.2 Million GJ Renewable Energy Consumption
14 tonnes Recovered e-Waste
100% Recycled Waste Rate

SDG's Supported

7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Measuring the Value Created

When measuring the performance achieved as a result of our value creation process, we aim to obtain more up-to-date, comparable and meaningful results by taking into account the indicator recommendations of international organizations such as GSMA, WEF and GRI, the requirements of TSRS standards, suggestions from our stakeholders and sectoral practices.

As of 2021, we have established Sustainability Goals, encompassing sustainability policies within the ESG framework and ensuring their integration as core components of our strategic objectives. We have established Key Performance Indicators (KPIs) for all employees, including the CEO, to ensure the effective implementation of these goals. We have organized comprehensive sustainability training programs at all levels of our company and have introduced incentives in the form of competitions and awards to encourage the internalisation of these policies.

In line with our renewed sustainability priorities and the TSRS Standards that came into force during the period, we have revised our KPI's and created a more effective evaluation system. In

this context, our Sustainability Committee continues to work on a comprehensive system for detailed monitoring of changing sub-parameters related to performance evaluations.

Sustainability indices and evaluation systems are vital tools for analyzing our sustainability performance using internationally recognized methodologies. On an annual basis, we provide information within the scope of the MSCI ESG Index, the Borsa Istanbul Sustainability Index and the CDP Climate Change Reporting. As Türkiye's leading telecommunications company, we are committed to reducing our greenhouse gas emissions. We have been approved by the Science-Based Targets Initiative (SBTi) and are working towards our targets to show our dedication to combating climate change.



STRONG
CORPORATE
GOVERNANCE

Maintaining a strong corporate governance structure enables us to manage our business operations with high efficiency, and to demonstrate an exemplary corporate citizenship through ensuring compliance with legal obligations which we are subject to.

Strong Corporate Governance

As Turkcell, we distinguish as a company, trusted by our stakeholders, thanks to compliance with domestic and international business regulations ensured by our Company's compliance programs and our understanding of superior business ethics.

As the only Turkish company listed on the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE), we have integrated internationally recognized corporate governance principles throughout our organizational structure and effective corporate processes. This is a result of our pioneering position in the capital markets, and supports our aim to generate long-term and sustainable value for our stakeholders.

Shareholder Structure

Since 2000, Turkcell İletişim Hizmetleri A.Ş. has been the only company, shares of which are traded both on Borsa Istanbul and the New York Stock Exchange as "ADS (American Depository Share)" Level III. With a high free float rate of 54%, we aim to provide long-term benefits not only to our customers, but also to all our Company's stakeholders by implementing the highest standards of corporate governance practices. Our sustainability strategy and value creation model that we have developed in this context, as well as our goal to prioritise to act in accordance with international standards in the fields of human rights, business ethics, anti-bribery and corruption, competition management, risk and crisis management allow us to be a good role-model for corporate citizenship.

Our shareholder structure can be found in Note 1 of the CMB report.

Board of Directors Structure

Taking into account privileged share rights defined in the Articles of Association, the Turkcell Board of Directors, consists of a total of 9 members, two of whom are woman, who are elected by the General Assembly with simple majority vote. Three of the Board members meet the independence criteria specified in the CMB and SEC/NYSE regulations.

The Turkcell Board of Directors, whose duties and authorities are determined within the framework of the Turkish Commercial Code, has committees established at the Board of Directors level in accordance with the relevant legal provisions to ensure operational efficiency. These committees are the Early Detection of Risk Committee, Corporate Governance Committee, Audit Committee, Nomination Committee, Remuneration Committee and Strategy and Digitalization Committee.

While the duties of the Chairman of the Board of Directors and the CEO are carried out by different individuals, the CEO is not a member of the Board of Directors but is in charge of execution. The Chairman of the Board of Directors does not have an executive duty.

You can find further information about the Board of Directors Committees, their duties and members on our Corporate Governance Principles Compliance Report or on our on our website.

According to the Internal Directive on the Operation of Turkcell Board of Directors, as Turkcell and its Group Companies operate in many fields, especially in telecommunications, finance, technology, digital services, energy, infrastructure, digital education, etc., in order to ensure the necessary diversity and professional experience, it is endeavored that, at least two of the members of the Board of Directors have sectoral experience in the electronic communications, information and communication technologies sectors and all the members of the Board of Directors have at least seven years of sectoral experience in their respective fields of expertise and had the necessary education in the areas including engineering, finance, law, business administration, economics, public administration and international relations. In addition, in the election of members, the Nomination Committee and the Board of Directors shall pay attention to the fact

that the candidate will be able to devote sufficient time for the Board membership taking into account the external commitments of the candidate.

5 out of 9 members of the Board of Directors are elected by Group A preferred stock owner, TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. (TVF) by using privileged share rights as per the Articles of Association. Four of those 5 members are also nominated by TVF. There are no privileges foreseen for the election of the remaining 4 members, including 3 independent board members. The term of membership for the Board of Directors is a maximum of 3 years and the Chairman of the Board of Directors is elected by TVF with a privilege among the 5 members, in accordance with the privileges set forth in the Articles of Association. The election of the Board of Directors in the articles of association and the term of office of the members are carried out within the framework of the Turkish Commercial Code. In the event that the membership of any Director of the Board becomes vacant for any reason, another member who meets the legal requirements for the vacant chair may be elected temporarily in accordance with Article 363 of the Turkish Commercial Code, and the elected member is submitted to the approval of the first General

Assembly to be held following his election. The member whom elected in this way serves until the General Assembly meeting, when it is submitted for approval, and if approved, completes the term of the predecessor. No classified or staggered Board structure has been adopted in the Board of Directors.

Since 2019, Turkcell has adopted specific internal rules regarding possible conflicts of interest at the Board level. In this context, the code of conduct prepared for the members of the Board of Directors, who can be considered public officials, has been adopted and put into practice by our Board of Directors, considering the regulations binding for our company.

In the management of the company, the principle of "1 share, 1 vote" applies, and there is no minimum share requirement or voting limit, except for preferred shares. Further to Turkish Commercial Code, all shareholders are entitled to suggest an agenda, obtaining information and examination. In decision making, while the presence of the shareholders representing at least 51% of the total capital and the majority of the votes is considered sufficient in general, there are cases where aggravated quorums are sought as per the articles of association and the relevant regulations.



Performance Evaluation Form and other evaluation process were designed in line with legislation and best practices.	Each Board Member answered the set of questions composed of four sections in the Performance Evaluation Form.	Answers of Board Members in the Peformance Evaluation Form were analyzed and improvement areas were identified.	Analysis on feedbacks and identified improvement areas were presented to the Board and an action map was prepared.
Evaluation process was designed taking into account best practices.	Performance Evaluation Form was filled by the Board Members.	Feedbacks were reviewed.	Action map determined.
1	**2**	**3**	**4**

The annual performance evaluation by the Board of Directors based on certain criteria was implemented initially in 2021 as part of the improvement of corporate governance across our Company and in line with the aim of using the improvement areas identified after the performance evaluation process as the basis for advanced corporate governance practices, a number of actions were taken at corporate level in the following years.

In 2024, improvement areas identified during the Board of Directors' performance evaluation process in 2023 were addressed, and focus areas were determined in collaboration with the relevant departments within the company. In this scope, studies were carried out to develop the qualitative and quantitative information packages provided prior to the meetings of the Board of Directors and Committees; to organize a joint session between the Early Risk Detection Committee and the Strategy and Digitalization Committee on Cybersecurity issues; to ensure that developments in the ESG field and the company's ESG commitments are regularly monitored at the Board of Directors and Committees level; and to improve communication channels among Board and Committee members outside of scheduled meetings.

Within the scope of NYSE's listing rules regarding clawback policy that are applicable to our company, which entered into force on October 2, 2023, it was obligated for public companies to recoup/recover erroneously awarded performance based compensations from defined executive persons (if any) under certain criteria if the Company is required to prepare a restatement of incomplete, inaccurate or misleading financial tables. In this context, our Company's Board of Directors adopted Clawback Policy with a resolution dated November 7, 2023. Audit Committee, consisting of independent members, is designated for the administration of the Clawback Policy. In 2024, secondary regulations regarding the implementation of the rules accepted by the Board of Directors and the Audit Committee at the policy level were prepared, and compliance studies were carried out in coordination with the Human and Business Support Function. In this context, covered individuals within the scope of the Clawback Policy were identified, and their explicit consent declarations, confirming their acceptance of the Clawback Policy, were taken.

The performance evaluation process of the Board of Directors was completed for the year 2024 in line with the methodology above that Corporate Governance & Capital Markets Compliance Directorate designed and submitted to the Corporate Governance Committee and the committee later proposed this performance evaluation process to the Board of Directors.

Board of Directors Performance Evaluation Method

The set of questions as part of the Board of Directors Performance Evaluation methodology was determined under the following four sections:


The set of questions contained in this section addresses the main issues such as the effectiveness of the oversight, adequacy of annual business plan reviews and whether the company's value, mission, strategy, business plans are reflected on important issues, and whether financial indicators are followed up properly.
The set of questions contained in this section addresses whether there was timely, clear and comprehensive information regarding the meeting agenda items, whether financial information highlights important issues and trends, and the effectiveness and impartiality of the meetings.
The set of questions contained in this section addresses issues such as whether the members have the necessary qualifications, experience and skills, whether a sufficient number of meetings are held, and the functioning of the committees.
Board Dynamics
Information Provided to the Board
Board Composition and Function
Standards of Conduct
The set of questions contained in this section addresses issues such as conflict of interest and adequacy of contribution.

Within the scope of the methodology mentioned above, an action map was determined as per the outputs of the performance evaluation carried out by the Board of Directors.

Human Rights, Business Ethics and Common Values

Turkcell believes that in order to create long-term sustainable value and ensure stakeholder trust and social acceptance, it is vital to ensure that its operations, including its Group companies and third parties in the value chain, are conducted in accordance with internationally recognized ethical principles. In this context, Turkcell implements its Human Rights Policy in order to create a working environment worthy of human dignity and to establish a people-oriented operation in its ecosystem. On the other hand, Turkcell pays due attention to the ethical and responsible development and use of the technologies it uses and will develop in its business processes. In the technologies developed by Turkcell, such as artificial intelligence technologies, Turkcell aims to act on the basis of human dignity, fundamental rights and freedoms by contributing to the UN Global Compact Principles and Sustainable Development Goals and creating a more livable world.

In accordance with our Human Rights Policy, we comply with the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the UN Convention on the Rights of Persons with Disabilities, the UN Convention on the Rights of the Child and the UN Principles on Business and Human Rights, We respect the UN Global Principles and the OECD Principles for Multinational Enterprises, the provisions of the ILO Conventions to which Turkiye is a party, the "Right and Freedom of Assembly" and the "Right to Form Trade Unions and to Engage in Trade Union Activities" of our employees as set out in the Constitution of the Republic of Turkiye; In addition, our employees are encouraged to become members of professional associations in their field or NGOs that provide social benefits.

With the Turkcell Common Values and Code of Business Ethics (TODİEK), which was developed in line with global best practices and adopted by the Board of Directors, we protect our employees and adopt exemplary ethical behavior across our ecosystem. With this understanding, with the current structure and duties of the Ethics Committee above policies (Anti Bribery and Corruption and Human Rights) and other ethical policies that may be established, if deemed appropriate by the Ethics Committee, have been included to the scope of the Ethics Committee's oversight responsibility.

In 2024, 29 cases were reported to our Company through Ethical Reporting Channels. The reviewed cases examined were handled under three main categories: unethical and immoral behaviors, information security financial issues. In 1 out of 24 cases reviewed, it was decided to apply the "Termination of Employment" sanction. It was further decided that the cases reviewed did not involve any actions that violate the Turkcell Group Anti-Bribery and Corruption Policy.

Our employees, customers and suppliers are able to communicate their reasonable suspicions and sensations about situations that violate or potentially violate business ethics to the Turkcell Ethics Committee via the Ethics Line (0532 210 4444). Our employees can communicate situations that are contrary to legislation and ethically inappropriate situations related to the Company to the Audit Committee via the Company intranet, internal forms, telephone, etikbildirim@turkcell.com.tr e-mail address or indirectly or directly to the Audit Committee via the Ethics Committee via auditcommittee@turkcell.com.tr e-mail address.

You can find the details of our Human Rights Policy on our website.



Anti-Bribery and Anti-Corruption, Compliance with International Capital Markets and Economic & Trade Sanctions and Export Controls

Anti-Bribery and Anti-Corruption

In line with our aim of being a trusted company for all our stakeholders and being an exemplary corporate citizen, we oversee compliance with national and international Anti-Bribery and Anti-Corruption (ABC) standards covering all our activities. The Board of Directors approved the Anti-Bribery and Corruption Policy in 2016 to establish the basis of our fight against bribery and corruption. This document is a major indication of how the Board of Directors is committed to the "zero tolerance" principle on bribery and corruption. Our ABC Policy is publicly available, and we expect the entire Turkcell ecosystem to act in line with this document. Within the framework drawn up by the ABC Policy, the ABC Program has been carried out with the establishment of the Corporate Governance & ABC Program Office as of April 2018, which takes necessary preventive measures to ensure compliance with these rules and provides risk-based trainings and internal communications. As of January 1, 2021, the Corporate Governance & ABC Program Office continues its activities under the name of Corporate Governance & Capital Markets Compliance Directorate ("Compliance Directorate") with its autonomous structure, reporting directly to the Board of Directors.

The Compliance Directorate, responsible for implementing the anti-bribery and corruption compliance program in 2024, continued the end-to-end designed ABC training program, identified focus groups with a risk-based approach and implemented case studies dedicated to the supplier and partner ecosystem, based on real events, with the aim of enabling participants to make consistent decisions in their daily business and for frontline employees to eliminate potential risks through their preventive approaches. In addition, Compliance Directorate was involved in contract and tender processes, especially in key activities such as mergers and acquisitions, legal approach to the relationships with financial institutions and technology

business partners, maintained coordination with domestic and foreign Group companies to ensure compliance with the ABC policy and conducted further workshops to improve the dissemination of the ABC policy to the whole Turkcell ecosystem.

As part of the 2024 trainings program, trainings were given to two different focus group, one is the Company/Group company employees and managers and the other is the suppliers and business partners. Within this framework, Anti-Bribery and Corruption trainings were provided to more than 6100 participants in a total of 15 one-hour sessions.

In 2024:

— Our CEO shared an awareness message about our ethics and business compliance programs with all company and group company employees.

— An interactive ABC training, which comparatively measures the level of knowledge of the participants before and after the training and addresses ethical dilemmas from actual daily professional life regarding bribery and corruption in a fictional flow, was assigned to all new employees who joined the Company.

— Coordination and awareness activities were held within the Company and domestic and international group company compliance contacts within the scope of the fight against bribery and corruption.

Compliance with International Capital Markets

Due to its specific position in the capital markets, Turkcell implements dual rule sets and good practices within the framework of both Turkish and U.S. capital markets, particularly on corporate governance structures, financial reporting and internal control processes. Among Turkcell's prominent corporate processes implemented as part of those requirements, the following can be named: Turkcell Board of Directors

and its committees' structure, operating rules and independence of its members; the effective internal control environment regarding the financial reporting processes based on reporting and disclosure obligations before the Capital Markets Board (CMB), U.S. Securities and Exchange Commission (SEC), BIST and NYSE; the ethical rules applicable to the company's senior management as well as finance executives in accordance with SEC; and the blackout period and the quiet period for the trading of shares.

Practices based on the Public Companies Accounting Reform and Investor Protection Act, also known as Sarbanes-Oxley (SOX) Act and U.S. Foreign Corrupt Practices Act (FCPA), which aim to improve the control mechanisms of companies' financial reporting while supporting effective corporate management, particularly stand out as part of Turkcell's short- and longterm and sustainable corporate DNA.

Due to our dual listing in the capital markets, SOX Coordination and Compliance Unit has been established within the ABAC Office as of January 2019 in order to carry out our obligations to comply with capital markets regulations and corporate governance practices that we are subject to under an autonomous structure that has direct access to the Board of Directors. The SOX Coordination and Compliance Unit has been continuing its operations under the name of SOX Compliance and Governance Unit since January 1, 2021. The SOX Compliance and Governance Unit, along with monitoring the regulations of SEC and Public Company Accounting Oversight Board, supports corporate transparency and contributes to reliable information disclosure to the public by incorporating good practices within our Company.

Training and awareness activities are carried out by the SOX Compliance and Governance Department under the title of SOX 404 practices that constitute an integral part of our employees' way of doing business. Regarding SOX 404-connected developments, a total of 1,5 hours training were given to 61 employees in 2024.

Economic and Trade Sanctions and Export Controls

Turkcell Sanctions Compliance Program Procedure, which is constantly monitored and revised under the coordination of the Compliance Directorate, was adopted by the Board of Directors in 2020. The Sanctions Compliance Program Procedure plays an important role by following our company's compliance program, which aims to observe economic and trade sanctions and export control rules, both at the shareholders' level and in our ecosystem for taking necessary actions.

Within the scope of the Sanctions Compliance Program Procedure, a periodical review covering all business activities of the Turkcell group is carried out by the Compliance Directorate using the data received from the business owners. Business owners in Turkcell are obliged to screen their counterparts/business partners before initiating any business relationship using the consolidated sanctions list databases of the United Nations, European Union, USA and UK. If required, additional due diligences are performed by the Compliance Directorate, and additional measures are taken. Turkcell is also aware of the intensifying sanctions especially on Russia and Belarus and comprehensive sanctions against other jurisdictions imposed particularly by the European Union, United Kingdom, United States, and closely monitors the impacts of these sanctions on group companies with the coordination of group companies' compliance units. Updates and risk assessments regarding the sanctions imposed on Russia and Belarus are also reported to Turkcell's Early Detection of Risk Committee and, if necessary, to the Board of Directors. Economic and trade sanctions related screening is also supplemented with an outsourced service provider.

As part of the 2024 training program, the Compliance Directorate continuously monitored legislation and developments regarding economic and trade sanctions and export controls, and provided trainings and awareness activities in this regard. In 2024, economic and trade sanctions trainings were provided to employees and managers of the Company/Group companies, suppliers and business partners in a total of 15 one-hour sessions to more than 6100 participants.

In 2024, coordination and awareness activities on economic and trade sanctions and export controls were carried out with the compliance contacts within our Group companies located both in Turkiye and abroad. Similar to the Anti-Bribery and Corruption compliance program, an interactive training structure was implemented to ensure participants took an active role in the training sessions.

Competition Management

Creating and protecting fair and strong competition conditions, which is one of the cornerstones of a healthy market structure, is an indispensable part of our operations. In collaboration with our Group companies, we are committed to preserving an effective competitive environment across all the markets in which we operate.

In accordance with the fundamental objectives of competition law, we meticulously carry out our activities in full compliance with all legal regulations. In this regard, we meticulously monitor critical processes such as preventing agreements and practices that hinder, distort or restrict competition, and preventing market dominant undertakings from abusing their dominance. Furthermore, we are committed to the effective implementation of regulations and audits aimed at controlling mergers and acquisitions and strengthening competition in the markets.

Our competition compliance process is supported by comprehensive guidelines, detailed information and training programs designed to enhance our employees' knowledge and awareness. In accordance with our general principles, we do not engage in any agreements or communications with our competitors that violate competition laws, such as price fixing, customer or territory sharing. We also strictly adhere to the principles of not sharing any information that could be sensitive to competition, not preventing new market entrants and not interfering with the resale prices of third parties.

Our company is committed to conducting its business operations in accordance with the principles set out in the Turkish Commercial Code, the Law on the Protection of Competition, the Electronic Communications Law, and the related secondary legislation. Accordingly, critical cases and processes related to competition law are reported in accordance with CMB and IFRS standards and shared with regulatory authorities such as BIST and SEC. During the reporting period, an investigation was initiated to determine whether our Company violated Article 4 of the Law No. 4054 on the Protection of Competition by concluding gentlemen's agreements in the labor market with the decision of the Competition Board. The investigation was completed and the Competition Authority decided to impose a fine on our Company for violating competition regulations within the scope of the Law on the Protection of Competition.

We are committed to the principles of fair competition and are dedicated to achieving success while contributing to the growth and development of our industry. We remain committed to upholding competition law, our ethical values and our long-term sustainability goals.

Effective Risk and Crisis Management

Our Enterprise Risk Management System is integral to the continuity of our operations and our determination to achieve our strategic goals. Our risk management process is comprehensive, covering key risk indicators, technological innovations and opportunities in our sector, global trends and developments in the industry. This enables us to not only mitigate potential threats but also capitalise on emerging opportunities by adapting swiftly to evolving market conditions.

Corporate Risk Management

In accordance with Article 378 of the Turkish Commercial Code and the CMB Corporate Governance Communiqué, the Early Detection of Risk Committee, which was established under the Board of Directors at the end of the 2012 fiscal year, reports to the Board of Directors every two months. The purpose of these reports is to facilitate the early detection of risks that may jeopardise the existence, development and continuity of the Company, the implementation of necessary measures and the management of the risks identified. The prepared reports are also shared with the independent audit company. The Corporate Risk Management team is responsible for assessing risks within the framework of the Enterprise Risk Management methodology, coordinating risk prevention activities at Turkcell and Group companies, and reporting to the Early Detection of Risk Committee.

Turkcell Enterprise Risk Management, which has been designed in accordance with the COSO Enterprise Risk Management framework and ISO 31000 standards, is carried out with an approach that integrates the risk management process with key management processes.

Information Security Risks

Data security risk: We take a comprehensive approach to all types of data security risks, whether from within or outside the company. We anticipate situations such as theft, loss, leakage, incorrect recording, alteration, deletion or inaccessibility of information stored in physical or electronic media due to access by authorised or unauthorised parties, and we resolutely implement all necessary technical and administrative measures against these risks. These measures are integral to our mission of safeguarding the information security of our users and business partners at the highest level.

Cyber Security Risk: We are committed to safeguarding our information and systems by proactively anticipating risks against malicious use of our internal and external computer and network systems. We implement comprehensive security controls and tests against threats to damage or destroy systems, and manage potential vulnerabilities with a proactive approach. Our Security Operations Center operates 24/7, continuously monitoring current threats and ensure the security of our business processes with effective defense strategies against cyber-attacks.

Financial Risks

Macroeconomic risks: We are committed to maintaining a robust stance against any potential deterioration of expectations and situations caused by economic and political uncertainties. Our strategy of diversifying our funding sources allows us to take a proactive approach against the risk of difficulties in accessing certain financial resources due to regional sanctions. In this respect, we continue to strengthen our financial resilience by acting on the principle of activating different sources and keeping the necessary agreements ready.

Credit limit, inflation and exchange rate risk: Fluctuations in interest rates, inflation and foreign exchange rates may increase our costs and reduce our revenues. Therefore, we take strategic liquidity actions to manage funding access risks and high borrowing costs, and constantly monitor market conditions through strong cash generation and limit increases. In order to minimize the impact on our balance sheets and medium-long term plans in highly inflationary environments, we introduce and effectively implement carefully selected financial instruments.

Liquidity, cash generation and collection risks: We establish a robust structure by diversifying our financing sources to mitigate the risk of disruption to cash inflows and outflows caused by market fluctuations and imbalances in cash flows. In this context, we focus on fixed or floating rate loans, primarily Corporate Bonds, and meticulously monitor our future cash projections in line with our liquidity management principles. We prioritise the risks of decline in collection rates that may arise from economic fluctuations and support our collection processes with a strong infrastructure. Our processes are continuously developed with innovative solutions, and we offer our customers early payment incentives, the expansion of automatic payment instructions and personalised payment options. In addition, we proactively manage our credit control processes and intervene quickly and effectively in situations that carry the risk of delay.

Strategic Risks

Risks of adapting to investment and technological developments: Failure to invest adequately in innovation, new business opportunities in the sector and other strategic areas, or failure to get the expected return on investments made, may not only lead to missed opportunities, but also to risks that may affect the market position, reputation and image of our company in the long term. With this awareness, we constantly monitor sectoral, local and global trends, closely follow the competitive dynamics in new business lines and take necessary actions rapidly. Our strategic partnerships with global leaders in the field, such as GSMA, and our dedicated R&D investments, form the foundation for our adoption of cutting-edge technologies. We proactively follow technological developments through national and international projects and continue to invest in shaping the future.

Legal Risks

Compliance risks: Failure to comply with the regulations we are subject to, and the risk of facing administrative sanctions for this reason, has always been one of our priority areas of attention. Our Legal and Regulatory Function aims to manage the possibility of non-compliance with a proactive approach by closely monitoring the regulations. In this context, our business units are regularly informed about legislative changes and new regulations, and necessary compliance studies are meticulously carried out with the participation of our senior management on platforms such as the Personal Data Steering Committee, Compliance Committee, Sub-Compliance Committee and Information Systems Compliance Committee. In addition, we implement comprehensive measures to prevent any violations and eliminate administrative sanctions through internal audits and digitalised automated control systems.

Litigation and litigation risks: Disputes and lawsuits arising within the scope of our operations, contracts and projects are managed with a focus on protecting Turkcell's interests. In this regard, we aim to finalise all legal proceedings in the best interests of our company, with the efficient efforts of our legal team behind this objective.

Business Continuity Risks

We take necessary measures against the risk of unexpected situations, such as natural disasters and terrorist incidents, which could threaten the continuity of our operational processes. We develop comprehensive crisis, business and service continuity plans for potential crisis situations in our company and conduct regular reviews of these plans to enhance their effectiveness. These plans are tested through annual drills, and areas for improvement are identified. To mitigate the impact of natural risks such as earthquakes and climate change on our business continuity, we conduct comprehensive assessments in all functions of our company using scenario-based approaches, coordinated by our Business Continuity Management team. These assessments provide the foundation for developing dynamic and proactive solutions, ensuring that a risk-based management approach is firmly embedded across the organization.



Operational Risks

Environmental, sustainability and ecological risks: By carefully evaluating sustainability risks and opportunities, particularly those related to climate and environmental risks, we work to reduce the factors that could prevent us from achieving the goals set out in our integrated value model. These studies also seek to maximise the opportunities that will support the company's strategies to achieve success. In this context, we proactively identify and assess environmental risks, analyze the impact of extreme natural events on our operational processes, and implement effective countermeasures. We secure our long-term sustainability goals through effective resource management, while also reducing our carbon footprint with our renewable energy investments.

The effects of global climate change pose a significant threat to both human health and biodiversity. As Türkiye's first ISO 50001 certified mobile operator, we actively monitor our energy consumption and make a significant environmental contribution through our investments in renewable energy. We have our greenhouse gas emissions verified by independent organizations, and we inform our stakeholders about climate risk management, implementation and performance results through TCFD and CDP Climate Change reporting.

As part of these efforts, we re-evaluated the sustainability risks and opportunities, particularly climate change, which were included in our risk inventory.

Please refer to the 'Natural Capital' section for more detailed information on climate risk management.

Risks associated with the management of third party relationships: In order to mitigate the risks associated with third parties not fulfilling their obligations or violating company procedures, we conduct a thorough evaluation of contracts with business partners within the legal framework. This approach is intended to mitigate the risk of any disruption to our operations. We closely monitor supply chain disruption risks and regularly review our order planning for supply shortages and lead times. We ensure the security of our business processes through the actions we take.

Market Risks

Macroeconomic and political uncertainties: Due to economic risks and political uncertainties, there is a possibility that the deterioration of expectations or the current situation may result in unrealized revenues and deviations from forecasts. To mitigate these risks, we regularly monitor global trends, economic indicators, revenue and subscriber data, with a particular focus on pricing and competitive strategy.

Competition risks: Rapid changes in the market, aggressive moves by competitors and unexpected project/revenue losses, as well as technological or sectoral developments, all involve the risk of being disadvantaged. In this context, we closely monitor market and competitor activities and endeavour to respond to such competitor activities with timely actions.

Customer risks: Changes in the demographics of the customer base (age, education, income, etc.) may result in risks such as misinterpreting customer needs and failing to meet expectations. To mitigate these risks, we proactively enhance customer satisfaction through meticulous analysis of market research and customer feedback. We also conduct comprehensive risk assessments with our corporate customers in transactions such as hardware and device sales, pre-sales and new product, service or campaign processes. This approach enables us to mitigate collection risks, maintain our financial profitability and ensure business continuity. At the same time, we strengthen our cooperation with our business partners on a sustainable basis.

Business Continuity Management

Turkcell Group Business Continuity Management System is structured in accordance with the international ISO 22301 standard and the requirements of the Social Security Business Continuity Management System. Turkcell, Turkcell Superonline, Turkcell Global Bilgi, Global Tower and our DSS companies BiP İletişim and Turktell Bilişim have been brought together under this system to ensure uninterrupted provision

of speech, messaging, internet, server, data center, call center, tower installation, acceptance and operation support services on our mobile and fixed network. Following independent audits, our continuity management has been certified as fully compliant with the ISO 22301:2019 version and is in line with customer expectations, corporate policies and legal requirements. We also carry out regular drills to test the effectiveness of our business continuity plans in emergencies and disasters.

Our extensive infrastructure, mobile switchboards, emergency center and experienced teams enable us to offer effective solutions against risks such as operational interruptions and natural disasters. Our expertise in customer service and our advanced fiber optic infrastructure are instrumental in maintaining operational continuity during disaster situations. We conduct regular drills and awareness-raising activities as part of our Crisis Management Plan, continuously increasing our preparedness against natural disasters, cyber-attacks and other crises, and ensuring the continuity of our service.

Turkcell Disaster and Crisis Management Program

The Turkcell Group Business Continuity Unit is responsible for ensuring the continuity of Turkcell's business operations in all circumstances, and for enhancing the resilience of all our functions against potential disasters and crises. The Turkcell Disaster and Crisis Management Program is designed to respond to risks and to take a proactive approach by anticipating future possibilities. The program involves a range of activities to enhance preparedness for potential disasters, coordinate effective responses during crises, and swiftly restore normal operations through recovery efforts.

In order to be prepared for every scenario, from natural disasters to man-made crises, we regularly carry out comprehensive drills in our work areas and sites. In addition to risk reduction, these exercises aim to enhance the response capability of our teams and optimise our processes. As Turkcell, we are committed to strengthening the trust of our stakeholders and ensuring our sustainability under all circumstances by adopting a pioneering and exemplary stance in crisis management.

Internal Control and Continuous Improvement

Turkcell Group Internal Control and Continuous Improvement Directorate carries out level 2 control activities and business process improvement activities by identifying internal risks throughout Turkcell İletişim Hizmetleri A.Ş. and Turkcell Group Companies within the framework of the authorisation granted by the General Manager and applicable legislation and professional standards. The Internal Control Unit also determines the objectives, priorities and risks of the functions, plans risk-based internal control activities and carries out preventive and detective control activities in line with the control frequencies determined during the period, through the early warning system, automation tools or manually.

Our Continuous Improvement Center allows us to design company business processes to ensure lean, agile, efficient, sustainable and minimum risk principles. We conduct thorough construction and process development studies to ensure continuous transformation by leveraging the full potential of new technologies.

As part of our internal control activities, we evaluate the effectiveness of the controls implemented at the first level and ensure that appropriate action is taken by sharing the defects we identify as a result of the controls with the relevant teams.





In instances where the deficiency identified by the Internal Control Unit is attributed to a process issue our Continuous Improvement Center undertakes a comprehensive redesign of the relevant process, encompassing all aspects from start to finish.

The Internal Control Unit is responsible for conducting internal audits related to the obligations of the ISO certificates we possess, and for overseeing the results of both internal and external audits. ISO 27001 and ISO 27017 certificates are an international framework that helps companies protect their financial data, intellectual property and sensitive customer information.

Turkcell, Turkcell Superonline, Turktell, BiP, Turkcell Technology, Kule A.Ş. and Turkcell Ödeme Hizmetleri A.Ş. have adopted the ISO 27001 standard for information security management processes, while Turkcell and Turkcell Superonline have also adopted the ISO 27017 standard for ensuring information

technology security in cloud services. These certifications are essential tools in safeguarding the information within our companies and mitigating risks through the implementation of a robust and systematic approach to information management. Thanks to ISO 27001 and ISO 27017 certificates, we identify, manage and mitigate our risks for the security of our information in accordance with the standards. In terms of continuous improvement, we utilize ISO 9001 Quality Management System audits and evaluate the audit outputs as input to the continuous improvement cycle. The Integrated Quality Management System approach integrates continuous improvement awareness, culture and training activities with the Document Management System, governance development activities and an in-house process improvement suggestion platform.

We are responsible for end-to-end process design and modelling of all Turkcell and Turkcell Group Company

processes. We realize process monitoring and management structure by determining KPI and metric based process performance indicators. We facilitate the continuity of corporate processes and document architecture by creating, renewing and maintaining them. We carry out studies to determine common process design principles and ensure their integration into the process development cycle.

The Internal Control Unit reports its internal control activities, findings, current and future action plans to the Senior Management team at meetings held periodically throughout the year.

We carry out our Internal Control and Continuous Improvemet activities in line with process flows, risk and internal control inventory. In the area of detection and preventive Internal Control activities, we provide reasonable assurance through the use of automated controls that leverage advanced data analytics and robotic automation.

Our Continuous Improvement processes incorporate a range of cutting-edge technologies. In this context, we carry out process mining studies with a data-driven process management approach and efforts to expand robotic process automation (RPA) within the organization. In 2024, 295 employees completed 16 hours of training in the RPA Champions Program, which was organized across Turkcell with the aim of increasing awareness and competence of RPA. We have implemented numerous automation ideas that have been evaluated in the competitions we have organized.

Internal Audit

The selection process for our independent audit firm begins with the Audit Committee recommending a firm that meets the independence and competence criteria to the Board of Directors. Following this rigorous process, Güney Bağımsız Denetim ve SMMM A.Ş. was appointed as the independent auditor for the audit of our financial accounts and transactions for 2024 in accordance with the Turkish Commercial Code and Capital Markets legislation at our Ordinary General Assembly meeting held on 02.05.2024.

Our internal audit activities are carried out by the Internal Audit Directorate, which reports directly to the Board of Directors. Our audits are conducted in accordance with International Standards for Professional Practice in Internal Auditing, and our findings are reported to the Audit Committee. Operational audits are conducted in accordance with our annual risk-based plans, while compliance audits adhere to Article 404 of the Sarbanes-Oxley Act (SOX), given our status as a company listed on the New York Stock Exchange.

Our operational audits are designed to evaluate the risk management, control and governance processes within our company, with the aim of contributing to the achievement of our

objectives. This is achieved by providing assurance to the Board of Directors and Audit Committee. As part of our SOX 404 compliance audits, we conduct a detailed examination of the effectiveness of the internal control structure in Turkcell and our Group companies. This is in accordance with the annual plan, and is intended to ensure the reliability of our financial statements. The Audit Committee, the Chief Executive Officer and the Executive Vice President of Finance are regularly informed of any deficiencies and actions.

In addition, our Internal Audit Department also provides consultancy services in line with current developments and management requests. Our risk-based audit approach ensures that potential risks are constantly reviewed and proactive solutions are developed for these risks. Risk assessments resulting from these analysis form the basis of our audit activities.

Income Assurance Management

We implement a range of measures to strengthen our financial structure and ensure the security of our operations at the highest level. These include the proactive identification of errors, losses and leaks that may be encountered in service processes. Our revenue assurance team conducts detailed analysis of critical processes, including billing, tariffs, customer transactions and system integrations, with a focus on identifying and proactively mitigating potential risks.

We implement effective reconciliation processes based on transparency and auditability, meticulously controlling data consistency between systems. We also use reconciliation processes to create harmonious cooperation with our business partners and to detect revenue leakages. This contributes to maintaining business continuity and also preventing potential losses.

Legal Compliance

We consider it a fundamental priority to ensure full compliance with legal regulations in our operations. We closely monitor developing and changing regulations and manage the possibility of non-compliance with a proactive approach. To this end, we regularly share information on new laws and legislative amendments with the relevant teams, meticulously carry out compliance projects and endeavour to fully respond to the demands of regulatory authorities. In addition to these processes, which are closely monitored by the Compliance Committee and the Sub-Compliance Committee, we minimize the risks of violations by commissioning internal audits and automated control systems with digitalised tools.

Information on preliminary investigations, audits or investigations conducted by the Information and Communication Technologies Authority and the Ministry of Trade within the scope of compliance with the legislation regulating the conditions for the provision of products and services is transparently disclosed in our financial reports. In 2024, a total of TRY 0.9 million was paid in fines due to non-compliance with the legislation in this area.

During the reporting period, a total of TRY 233.5 million was spent on legal proceedings and litigation expenses. Of this amount, TRY 59.3 million is made up of fines paid. During the reporting period, the company did not incur any fines or sanctions due to non-compliance with environmental legislation. We aim to prevent these risks from occurring in the future by expanding the scope of our compliance efforts with the learning we have obtained as a result of all these processes.

Our Core Competencies

Since its establishment in 1994, Turkcell has consistently generated significant added value for its stakeholders. Turkcell's achievements can be attributed to its strong corporate competencies, which have been developed over the past 30 years.

Strong Bond with Customers

— The operator that meets customers' ever-increasing need for quality service and communication
— Superior digital customer experience with growing digital services
— Uninterrupted service thanks to Turkcell's strong infrastructure and wide range of IT solution services
— Capacity to provide quick solutions to customer demands
— End-to-end financial services offered to customers
— Activities carried out within the scope of the importance given to customer data security

Advanced Analytical Capabilities & Technology

— Increased focus and need for analytical capability with increasing digitalisation
— Providing appropriate solution proposals in line with better customer recognition and early detection of their needs through big data and analytical modelling
— Capacity to develop local alternatives in digital services

Strategic workforce management

— Inclusive and egalitarian corporate culture
— Unique people and talent orientated employee experience

Strong Infrastructure

— Maintaining pioneering and distinctive network quality in the sector, reinforcing its position as the leading operator by being ready to offer services for next generation technologies such as 5.5G and beyond
— Increasing efficiency through technology independent spectrum utilization
— Providing the latest and innovative technologies in fixed and mobile technologies in the individual, corporate and home segments
— Cyber security products and services that require digital operator competence
— Contribution to digital transformation through joint infrastructure works
— Reliable network structure ready for emergencies
— In-country protection of local data with an extensive network of data centers

Agile & Flexible Team

— The importance of agile and flexible teams that increase with the need to 'master difficult tasks quickly' with digitalisation
— Ensuring efficiency through transformation of company culture with flexibility and agility approach



Our Strategic Focuses, Initiatives and Opportunities

In addition to our primary business of providing telecommunication services, we specialize in digital services and solutions, data-oriented business areas and financial services.

Over the past few years, we have strategically invested in developing these segments through leveraging our strong technical capabilities and the expertise accumulated from our core business. We also prioritise the adopting new technologies that generate value. We prioritise efficiency in our operations, focusing on value maximisation, and provide resources to our income-generating areas more effectively. We prioritise providing people-oriented employee and customer experience in every area we focus on and conducting our activities within the framework of sustainability principles. In the coming period, we will prioritise investments that will ensure the continuity of our leadership and create the infrastructure of the future. In addition, we will continue to create value by pioneering the technologies of the future.

As we have done over the past 30 years, we maintain our leadership focus in telecoms, our core business. We have a strong infrastructure ready for the future and superior service management. We offer our customers a reliable experience, ensuring fast and uninterrupted connection to essential services.

Beyond telecoms, we continue to include digital services and solutions in our portfolio in line with developing technologies and customer demands. We are also committed to increasing access to information technologies for disadvantaged groups in society, as well as for young people and women, while leveraging technology to provide equal opportunities to more and more users.

Within the scope of data-oriented business areas, we develop awareness, create opportunities and solutions with data center, cloud solutions, big data and artificial intelligence projects. As a reliable business partner, we continue to lead the digital transformation in Türkiye.

Our financial services portfolio, which includes the successful implementation of techfin business models, allows us to develop various digital payment options for our customers. We also offer financing options that facilitate access

to products and services, and insurance solutions that provide protection against risks.

In all our strategic focus areas, we continue to rapidly develop the value we produce by evaluating global trends and the development potentials in the countries where we operate with our technology and innovation competencies. Every year, we evaluate current trends collectively through practices involving all our employees and direct our efforts to the opportunity areas we have identified. In this context, we adhere to a business operations framework that encompasses short, medium and long-term goals[8]. We have continued to implement our 3-year plan, initiated in 2023, with new initiatives that we have introduced in 2024. We aim that the growth we have built on our strong infrastructure, ready for the future, will come from our focus and deepening in areas such as IPTV, data center, cloud, techfin solutions and IoT.

Another area of focus will be on maintaining our leadership position and achieving our growth targets. We aim to maximise company value by being more efficiency-oriented while providing digital solutions to our customers' needs. We are committed to pioneering superior technologies that generate value, and we are continuing our efforts to deepen and spread technology by supporting R&D activities in areas such as artificial intelligence, cyber security, satellite and quantum technologies. Sustainability is a strategic priority for us, and we are committed to integrating environmental and societal considerations into our business operations. From a people-oriented perspective, we aim to build a sustainable organization that creates value by providing an easy, consistent and personalised digital experience to our customers while providing a unique employee experience to our talents, and to carry our employer brand to the top. In summary, we are committed to providing exceptional digital services for a better future, leveraging the transformative and inclusive power of technology.

Leadership in Telecom

In 2024, we saw significant growth of 10.4% in ARPU[9] and 303 thousand net subscriber numbers in the mobile segment, driven by an increase in data usage, the introduction of value-oriented solutions for our customers, and price updates aligned with economic conditions. According to the third quarter 2024 market data published by the Information and Communication Technologies Authority (ICTA), we have retained our position as market leader in the mobile sector, with a subscriber share of 41.0%. While we recorded a balanced increase in our revenues with our superior infrastructure and unique customer experience, we continue to increase loyalty and satisfaction by offering our customers campaigns tailored to their needs in a digital world.

Our customer-focused, AI-supported analytical models enable us to instantly identify individual needs and offer personalised services. These systems have enabled us to maintain a healthy mobile churn rate, while concurrently boosting our revenue and enhancing customer satisfaction. In this way, while positively increasing our revenue metrics and customer satisfaction scores, we continue to keep our mobile churn rate at 2%, which we see as the optimum level for us in 2024. With our strategic focus on digitalisation, we manage our customers' channel experiences in an integrated manner and continue to continuously improve our processes.

By leveraging machine learning-based models to analyze customer behavior, we are able to create more suitable offers in both the mobile and fixed segments, thereby increasing revenue. In the area of fixed services, such as fiber and Superbox, we focus on increasing revenue while minimising subscriber churn thanks to our churn prevention and upgrade models. We are committed to advancing our digitalisation vision by developing analytical marketing strategies that utilize the most suitable offer and churn prevention models to appeal



Initiatives and Opportunities

10.4%
ARPU Growth (Excluding M2M)

303
thousand net mobile subscriber additions

– In 2024, we achieved 10.4% ARPU (excluding M2M) growth in the mobile segment and added 303 thousand new subscribers. This success was due to our strategic alignment with customer expectations, ongoing process improvement projects and stable pricing arrangements. Building on this success, we have maintained our positive growth trajectory in terms of both subscribers and ARPU.

– Our corporate strategy is to accelerate the digital transformation of our customers. We offer innovative campaigns and solutions that are tailored to the needs of tradesmen and SMEs. The packages we design contribute to increasing the revenue potential of our customers while reducing their operational costs. This strategic approach has been proven to increase customer satisfaction and loyalty, while also further strengthening our leading position in the sector.

– By enhancing our analytical capabilities, we are able to offer our customers the most suitable service, thus increasing our efficiency. Through the implementation of IVR process and content enhancements, the integration of chatbot applications, and the diversification of payment options, we have optimised our business processes and enhanced customer satisfaction. In 2024, despite price updates, we successfully maintained our mobile subscriber churn rate at 2% and our fixed subscriber churn rate at 1.5%.

[8] Turkcell's short, medium and long term target periods are 0-1 year for the short term, 1-3 years for the medium term, and 3 and above years for the long term. It should be noted that there is no guarantee that the forward-looking statements contained in this report will be realized. For a detailed discussion of various factors that could affect the outcome of such forward-looking statements, please refer to the annual report on Form 20-F for 2023, which has been filed with the U.S. Securities and Exchange Commission (SEC), and the risk factors section therein.

[9] Excluding M2M

Digital Services

In recent years, there has been a notable shift in consumer behavior, with an increasing tendency to utilize digital services to meet a wide range of needs, a trend that has been further accelerated by the pandemic.

At Turkcell, we are committed to meeting our users' expectations by offering digital solutions in various areas, including instant communication and online meeting platforms, email, personal cloud storage, digital advertising, digital TV and digital music platforms, and gaming technologies.

In the previous periods, we have transformed our digital services, including BiP, fizy, TV+, GAME+ and lifebox, into separate companies, each focusing on their individual performance as distinct value and profit centers, making them globally competitive structures. Our digital services also have functions such as contributing positively to the ARPU levels of our telecommunication customers and increasing their loyalty to Turkcell.

By positioning our digital services and solutions as independent brands under the Turkcell umbrella, we also strengthen their value as intellectual property and assets. These services and solutions support our strategy to transform Turkcell from a telecom operator into a digital integrated ecosystem brand.

Initiatives and Opportunities

– We are increasing our digital service revenues and the value we offer with our wide range of digital services for both individual and corporate needs, price regulations, advertising, subscription and business partnerships.

– In light of the ongoing digital transformation, businesses are increasingly recognizing the significance of mobile applications, communication infrastructures, and software used in conjunction with the cyber security of these systems. The pandemic has accelerated the adoption of remote and flexible working practices, which have now become permanent. As a result, the importance of mobile applications, communication infrastructures, software, and the cyber security of these systems has increased for companies. In this context, we offer a range of digital services that provide robust security standards, including BiP, Yaani Mail, Lifebox, Digital Security Service and Mobile Signature.

– Our GAME+ next-generation gaming platform offers users the opportunity to experience the highest quality games from anywhere, without the need for large-scale hardware investments.

Digital Business Services (DBS)

Thanks to our fiber infrastructure and 7 internationally certified data centers, we possess 36 thousand m² of white space capacity and 46.7 MW of active installed capacity. With Turkcell Cloud services, we handle the entire information technology infrastructure of corporations in our data centers, providing a more flexible infrastructure while reducing costs. The cloud service we provide from fully redundant infrastructures in our 6 different data centers has the ISO 27017 Cloud Information Security Certificate, which certifies our information security, and we are the first service provider in Türkiye to hold this certificate. In order to provide services to our public institutions in accordance with the Presidential Circular on Information and Communication Security Measures, which came into force regarding the security of public data and its transfer to digital environments, and the guidance published accordingly, we have made our Public Cloud services available to institutions. In addition, we have received accreditation from the CBRT for our creation of isolated cloud environments in accordance with the community cloud guide published by the CBRT. This allows financial institutions and credit institutions regulated and supervised by an authorised authority to receive Finance Cloud services from an environment that complies with their regulations. In terms of multi-cloud, we are able to fulfill the large-scale cloud (hyperscaling) needs of our customers through strategic partnerships with global cloud providers, offering end-to-end cloud solutions.

We are working tirelessly to expand the services we offer within the scope of our Cyber Security product portfolio and to increase our manufacturer diversity. In this context, we are continuing to productise solutions that complement our box and virtual firewall services. These



offer threat analysis, reporting, central management and automation capabilities that can appeal to different customer segments. Furthermore, we are working to enhance our Endpoint Security service, added to our product portfolio in 2023, by integrating machine learning-powered server security (Deep Security) and email security (Cloud App Security). By continually enhancing our solutions, we aim to reinforce our position as a comprehensive cyber security service provider for our institutions, ensuring the early detection of cyber threats and prompt response.

Our IoT solutions enable us to offer our corporate customers device, machine and process management services via cloud systems or in-house servers. One of our IoT projects, energy efficiency scenarios, enables companies to instantly measure their energy consumption. The data collected from the field through the solutions we offer is converted into actionable information, facilitating informed decision-making for our users. Simultaneously, our energy solutions can

lead to substantial cost savings for companies through enhanced management efficiency. In addition, our Digital Transformation Consultancy, Digital Production Monitoring, Efficiency Tracking and Zero Carbon Emission solutions in the production sector also support our customers' effective production activities. We provide comprehensive solutions for organizations seeking to transform their digital landscape, utilizing Turkcell's digital business applications to streamline business processes.

As part of our Digital Business Services service, we have implemented over 4,700 managed service and system integration projects, utilizing our internal resources, products, processes and technologies. These projects have been tailored to the specific needs of our customers, with the support of our business partner ecosystem, which consists of experienced experts in their respective fields. Our consultants specialize in various sectors, enabling us to develop bespoke solutions that address the needs of our customers in key areas such as healthcare,

manufacturing, retail, finance, logistics, energy, SMEs, central and local governments. With a 360-degree perspective, we analyze the sectors and customer needs, determine the current situation of our customers and create industry specific and customized solution sets covering their needs.

We are a leader in the healthcare sector, specialising in technology solutions for city hospitals. In eight city hospitals, we are responsible for the technology infrastructure and management, supporting digital transformation in healthcare. We are entrusted with the development and management of the technological infrastructure for the Ministry of Health's strategic projects.

We are committed to strengthening our business partnerships within the scope of the 'Business Partnership Program'. We manage all business partners using an integrated system through our Partner 360 model. In this context, we diversify and expand the solutions we offer through global collaborations.

Initiatives and Opportunities



- As Türkiye's largest data center operator, we are committed to ensuring data security and privacy protection, with the goal of 'keeping Türkiye's data in Türkiye'. In this regard, we have established regulatory frameworks for the domestic storage of critical and sensitive data generated within our country, with the objective of safeguarding data security and sovereignty. These frameworks not only ensure the protection of data but also contribute to the growth and development of our business sector and enhance our revenue streams by driving increased demand for our data centers.

- Turkcell leverages its extensive experience and competencies in big data, Internet of Things (IoT) and artificial intelligence (AI) across a wide range of areas, including product and service development. In the emerging IoT and AI solution market, the absence of major players in the field creates an opportunity for Turkcell. We are committed to the National Technology Move vision of the Republic of Türkiye, which aims to foster the development of domestic and national technologies, and view this as a significant opportunity for Turkcell in this field.

- Digitalisation presents significant opportunities for private sector and public institutions to enhance efficiency and service quality. As Turkcell, we provide customised, reliable and sustainable solutions that are tailored to the needs of the private sector and public institutions in Türkiye. We successfully implement digitalisation processes thanks to our end-to-end digital transformation services. In collaboration with our local business partners, we are leading Türkiye's digital transformation journey across all 81 cities.

Digital Financial Services

We are leading the transformation of financial services in the digital age, enhancing our customers' lives through innovative techfin solutions. With our Paycell, Financell and Wiyo brands, we aim to increase financial inclusion by offering fast, secure and accessible solutions.

At Paycell, we provide a range of services including payment solutions, money transfers, e-wallets and a financial marketplace. Our Super App vision aims to reach a broad user base. We are on our way to becoming Türkiye's largest payment platform by facilitating access to banking services for the young and tech-savvy population. We are rapidly expanding our merchant network with innovative products such as QR payment, Android and Virtual POS.

As the leading financing company in the sector, with a track record of facilitating over 18 million loans since its establishment, Financell provides financing solutions for our customers' technological product needs. We offer digital processes leveraging the capabilities of mobile technology, conducting instant evaluations using a machine learning-based data analysis model and effectively managing credit risk.

Turkcell Dijital Sigorta A.Ş. is a company that specializes in providing insurance solutions for businesses. (Wiyo), we are able to offer comprehensive device protection and credit protection insurance solutions to our valued customers. These solutions are specifically designed to meet the needs of those purchasing devices from Turkcell under the "Akıllım Güvende" and "Kredim Güvende" products.

Initiatives and Opportunities

- Techfin and mobile communication services provide a favorable environment for many people to access financial services thanks to their practicality and ease of access. We have the potential to reach approximately 30 million unbanked users in Türkiye thanks to access to financial services, which is important for individuals in terms of both economic independence and social equality.

- The increased use of these systems, coupled with the pandemic, has created a significant opportunity for Turkcell. The continued preference for contactless and digital payment methods among consumers in Türkiye and around the world underscores the ongoing growth potential of this sector.

- The rapidly expanding e-commerce sector in the post-pandemic era has also led to an increased demand for practical and beneficial payment solutions for all involved parties. The Paycell Virtual POS product provides a comprehensive service from a single platform, eliminating the need for separate agreements with multiple banks for card payments. This offers distinct advantages for both the workplace and Paycell.

- The Paycell Shopping Limit product has been proven to be successful in the field of digital payments, as well as in facilitating access to finance in a variety of areas, including holidays and e-commerce marketplaces.

- Investment opportunities are available to users who wish to buy and sell gold, silver and platinum on Paycell. We are pleased to inform you that we also offer our users the opportunity to invest in Borsa Istanbul and international stock exchanges through Colendi Menkul via our Paycell application.

- Thanks to the expertise we have gained in the telecommunications sector, we have a detailed understanding of our customer base. By leveraging data from the Credit Bureau (KKB) and telecom industry insights, we are able to provide customised financing solutions to both individual and corporate clients through our techfin subsidiary, Financell. With 15 million customers already assigned limits, we are able to finalise applications within seconds in a smooth and integrated process. This allows us to manage risk on a customer basis and apply personalised pricing. Similarly, on the corporate side, companies that use 'Digital Transformation Financing' loans can access hardware and devices such as software, servers, smartphones, tablets, etc. that they need in their digital transformation journey with special interest rates and flexible payment plans.

- Turkcell Dijital Sigorta A.Ş. (Wiyo) is a techfin company that specializes in digital insurance, through which we offer our customers comprehensive device protection insurance products that have a proven track record of delivering a high level of customer satisfaction by using Turkcell capital and technology.

FINANCIAL
CAPITAL

The value we offer to our stakeholders is a reflection of our strong financial performance.





TRY 166.7 Billion Revenue

22.8% Operational CAPEX / Sales Ratio

TRY 69.8 Billion EBITDA

0.14x Consolidated Net Leverage Ratio

41.9% EBITDA Margin

USD 124 Million Net Short FX Position

TRY 23.5 Billion Net Income

223 Meetings with Institutional Investment Funds

TRY 7.3 Billion Free Cash Flow



Strong Financial Performance

The value we offer to our stakeholders is a reflection of our strong financial performance. The provision of innovative services with our extensive telecoms infrastructure, the development of local technologies, the execution of social projects that benefit society and the provision of favorable employment conditions for our employees are all made possible by our financial strength. Sustainable financial success is therefore at the center of our strategies.

We are committed to increasing our operational profitability with our revenues, while managing our capital efficiently and focusing our investments on

areas with high demand. Our prudent risk management strategy strengthens our resilience against macroeconomic fluctuations and minimizes the effects of inflation through price regulations. We are committed to fostering growth in key areas such as techfin and Data Centers & Cloud.

Our robust balance sheet structure and balanced debt management ensure that we maintain a strong position in the face of risk. We adopt a proactive financing strategy by closely monitoring debt and capital markets, utilizing the most appropriate financial instruments in various currencies and at different maturities and costs. We also strengthen our working capital through effective collection management.

In accordance with our transparent financial management approach, we provide information to our stakeholders in accordance with the principle of accountability through our integrated reports, regular disclosures and investor meetings. With the aim of increasing the market value of our company and diversifying the investor profile, we continue our efforts to increase long-term investor demand. This strategy is instrumental in achieving our mission of sustainable growth and creating value for our stakeholders.

📄 You can review the details of our audited annual financial performance in the Consolidated Financial Statements section.

Revenues from Operations

With the revenue generated from our operations, we provide innovative services and solutions to our customers, enhance our employees' working conditions, support the national economy and society through our investments, distribute dividends to our investors, and ultimately continue creating value for all our stakeholders.

From a macroeconomic perspective, 2024 was a year of disinflation and resilient growth, which enabled central banks to cut interest rates. Conversely, regional conflicts escalated geopolitical tensions. In Türkiye, despite the adoption of tight monetary and fiscal policies, inflationary pressures persisted and growth slowed down in light of these developments. In December 2024 and January 2025, the CBRT cut the policy rate by a total of 500 basis points. Despite the policy rate decrease, the Turkish Lira maintained its value in real terms due to the downward trend in inflation. The CBRT has indicated that 2025 will also be marked by a tight monetary policy.

Turkcell Group Revenue (TRY million)



154,653 2023   **166,671** 2024   **7.8%** Growth in 2024

As Turkcell, we maintained our strong operational and financial performance in 2024, thanks to our customer-focused approach and diversified business model. Our consolidated revenues increased by 7.8% on a yearly basis to TRY 166.7 billion in 2024. Our strong operational and financial results were driven by expanding postpaid subscriber base, price adjustments made in line with our inflationary pricing policy, actions taken to upgrade our customers to higher packages, accelerating ARPU growth alongside an increasing postpaid subscriber ratio, and the positive contribution of our techfin focus areas to growth.

Turkcell Group EBITDA (TRY million)



63,349 2023   **69,802** 2024   **10.2%** Growth in 2024

Driven by our strong revenue growth and disciplined cost management practices, we achieved an EBITDA of TRY 69.8 billion in 2024, up 10.2%. EBITDA margin improved by 0.9 percentage points to 41.9%. This was driven by a decrease in the cost of goods sold, interconnection expenses, energy costs and other costs as a percentage of revenue, despite higher personnel expenses, marketing expenses and funding costs as a percentage of revenue.

Turkcell Group Net Income (TRY million)



18,125 2023

23,523 2024

29.8% Growth in 2024

In 2024, the Turkish Lira demonstrated greater stability compared to previous years, depreciating by 16.4% against the US Dollar and 10.9% against the Euro. Despite a period of high macroeconomic uncertainty, we successfully limited the impact of exchange rate movements on our financials through our prudent financial risk management strategy. Our strong operational performance and effective risk management enabled us to achieve a net income of TRY 23.5 billion in 2024.

Recognizing our responsibility to be a key player in the development of the telecommunication sector in Türkiye, we continued our investments in 2024 with the goal of bringing our customers together with the latest technologies. In the mobile segment, we accelerated our 5G investments by prioritising the fiberization of our base stations. We continued to expand our end-to-end fiber product, reaching 6.0 million homepass by the end of the year. We increased our fiber subscriber take-up rate from 41.0% in 2023 to 42.7% by the end of the year. While continuing our investments in data center operations, where we are the leader in Türkiye, we also initiated our solar energy investments to meet our energy needs through our own renewable energy sources. In this context, our operational capital expenditures (excluding licenses) amounted for 22.8% of our total revenues in 2024. Driven by our focus on sustaining strong financial performance and creating value for our investors, we achieved 7.3 billion TL free cash flow in 2024, reflecting the importance we place on free cash flow generation.

Business Model Hedging Practices

In 2024, we continued to mitigate the adverse impact of challenging macroeconomic developments on our financials thanks to our business model hedging practices.

Key areas of focus included the pricing of our products and services in line with current market price and competitive dynamics, safeguarding our significant foreign currency-denominated cash position against our foreign currency-denominated borrowings, maintaining robust liquidity resources, leveraging hedging instruments, and optimizing collection performance management.

In 2024, we continued to adjust the prices of our products and services considering current economic conditions. In addition to accurate pricing to sustain ARPU growth, we continued our strategy of increasing postpaid customer acquisition and transitioning customers to higher-value packages. Consequently, Mobile ARPU (excluding M2M) demonstrated a notable YoY growth of 10.4%. Meanwhile, retail fiber ARPU also grew by 13.6% in 2024, compared to the previous year. We pursued a balanced growth strategy by supporting our revenue growth with subscriber growth. We successfully grew Turkcell Türkiye subscriber base by 578 thousand net additions annually. Techfin solutions, which tend to generate faster revenue growth compared to our traditional telecommunications services, also contributed to our consolidated revenue growth. In this context, we successfully minimized inflationary pressures on operational profitability in a year when challenging macroeconomic conditions continued to prevail.

Throughout 2024, we maintained our prudent risk management strategy concerning foreign currency-denominated liabilities on our balance sheet. In this context, we managed our cash position by taking into account the composition of cash outflows from operating activities and continued to apply the natural hedging strategy through foreign currency denominated assets on our balance sheet, taking into account the increasing hedging costs. We supported the effectiveness of our portfolio with short-term hedging instruments, which we began using in the last quarter of 2021. To mitigate risk, we have diversified our foreign currency transactions and positions by prioritizing local currency transactions in payments to suppliers

this year. We have also taken steps to protect our foreign currency position and foreign currency assets by entering into Turkish Lira payment agreements with our largest suppliers. Considering the size of our balance sheet, we define a neutral foreign currency position as USD 200 million short and USD 200 million long and aim to maintain our position within this range. As of the end of 2024, we held a net short foreign currency position of USD 124 million.

Apart from these financial instruments, our balance sheet contains instruments that protect us against interest rate risk. As of year-end 2024, our fixed rate debt portfolio after hedging actions constituted approximately 69% of our total debt portfolio.

Another key element of our risk management strategy is to closely monitor the effectiveness of our entire derivative instruments portfolio and to guarantee the principal and interest payments of long-term foreign currency debts. Furthermore, we collaborate with reputable financial institutions that are recognized by international markets when concluding these agreements.

As a telecoms company operating in emerging markets, it is vital that we maintain a strong liquidity position to ensure the continuity of our operations, even amidst financial fluctuations. In this context, liquidity management is a key component of our financial assets. As of the end of 2024, we had TRY 68.9 billion of cash and cash equivalents on our balance sheet, the majority of which are denominated in foreign currencies. This amount is sufficient to cover all our debt service approximately until the end of 2027.

Net Foreign Currency Position (USD Million)



22 2023

-124 2024

Debt Service (Principal and Interest, USD Million)*



339
1,028
2025

380
2026

301
2027

766
2028

198
2029+

■ Local Currency
■ Foreign Currency

*Turkcell Group excluding Financell. Principal and interest payments are included.

In addition to our strong cash position, our liquidity position is supported by our committed credit facility of approximately USD 197 million, as well as our ability to generate free cash flow. Another important issue under our liquidity focus is debt management. Despite the depreciation of the Turkish Lira against the USD and EUR in 2024, we successfully reduced our Net Debt/EBITDA ratio to 0.14x through cash generation and the sale of our subsidiaries operating in Ukraine.

The measures we took to improve collection efficiency and the sensitivity of our customers to bill payments, given the essential role that telecom services play in their lives, helped us to maintain our strong collection performance in 2024.

Consolidated Net Leverage Ratio



0.54x 2023

0.14x 2024

As of the end of 2024, we have a short foreign exchange position of

USD **124** million.

0.14x
Net Leverage Ratio

For further details, please refer to our consolidated financial statements and footnotes.

Efficient Capital Allocation

We make strategic investments by focusing on areas where there is high demand and significant potential for value creation, including digital services, digital business services, techfin solutions, data center, cloud and fiber services. In addition, with our solar energy investments, we aim to increase the amount of electricity we meet from our own renewable energy sources. This strategy will strengthen both our financial and operational performance and create sustainable value for our stakeholders.

In addition to borrowing and cash flow generation, we also take active portfolio management actions to finance our investments. By regularly monitoring market dynamics and investor interest, we execute capital market transactions and special transactions under favorable conditions, thereby unlocking the true value of the assets on our balance sheet. In this context, we transferred all our shares in Lifecell LLC, LLC Global Bilgi and LLC Ukrtower operating in Ukraine to DVL Telecom (a group company of NJJ Holding) in September 2024, together with all rights and liabilities. The final sale price will be determined within the framework of adjustments to be made including cash and liabilities in the financials to be prepared as of the closing date. We received USD 524.3 million as of the closing date in accordance with the agreement.

Financial Diversity

In order to utilize our strong equity resources even more effectively, we are developing alternative funding methods and continuously strengthening our market relations. To this end, we successfully utilize a wide range of funding methods, including loans from national and international banks, Eurobond issuances in international markets, and bonds, bills, lease certificates and asset-backed securities issuances in local markets. Furthermore, we are committed to enhancing our resource diversity and contributing to projects that generate environmental and social value through sustainable financing instruments. These include country loans based on agreements with foreign suppliers and sustainability-linked or green loans.

In 2024, the Turkcell Board of Directors resolved to issue a domestic debt instrument in Turkish Lira with a nominal amount not exceeding TRY 8.0 billion, with a maximum maturity of 2 years. The application to the Capital Markets Board was approved. Within the scope of the issuance limits provided for the years 2023 and 2024, our Company issued a financing bond with a nominal amount of TRY 8.4 billion in 2024. In addition, a total of TRY 553.3 million in financing bonds and TRY 156.5 million in asset-backed securities were issued through our subsidiary Financell in 2024. In the same period, sukuk issuances totalling TRY 4.1 billion were completed through our subsidiaries Turkcell Superonline and Paycell.

We continue to diversify our financing sources by taking advantage of sustainability-themed loans. For instance, in May 2019, we had received a sustainability loan of EUR 50 million with a maturity of 3 years from BNP Paribas. In 2021, we increased the amount of this loan to EUR 70 million and extended its maturity to December 2026 within the scope of the agreement we made with the same bank. The new sustainability targets covered by the agreement include the share of renewable energy in electricity consumption, the share of renewable energy generated within the group and the annual amount of electronic waste collected. In 2023, we had signed a loan agreement with Bank of China for EUR 30 million, in line with our aim to meet our electricity needs through our own renewable energy resources.

In line with the Company's targets, we continued our sustainable/green financing efforts in 2024 uninterruptedly, including collaboration with domestic and international banks, as well as potential green issuances in the capital markets. In the reporting period, we signed new loan agreements: EUR 50 million with Türkiye Kalkınma ve Yatırım Bankası A.Ş. within the scope of our aim to meet our energy need from our own renewable energy sources, and EUR 65 million with Akbank within the scope of financing our Data Center investments, which prioritize energy efficiency and offer innovative technological solutions. Based on the Board of Directors' resolution taken in 2024, USD 1 billion double-tranche Eurobond issuance, comprising USD 500 million 5-year conventional bonds and USD 500 million 7-year sustainable bonds, was successfully completed in January 2025. This was the largest bond issuance and the first sustainable bond issuance in Turkcell's history.

Strong and Transparent Financial Management

Our financial management is built on a robust, transparent and accountable foundation.

With this understanding, we plan our budget effectively and meticulously analyze how our budget aligns with actual performance. We manage our direct and indirect tax practices in all countries where we operate, in line with the principles of transparency and accountability, and share these in our annual reports, material event disclosures and quarterly and annual results. Internally, we ensure that the flow of information is dynamic and up-to-date, sharing content such as share performance reports, senior management reports and sector analysis.

As part of our corporate citizenship responsibility, we are committed to maintaining a 'zero tolerance' policy for bribery and corruption. To ensure a healthy competitive environment in the markets, we fully comply with regulations and conduct all our financial transactions in accordance with the regulations of the Capital Markets Board (CMB) and the US Securities and Exchange Commission (SEC). Our transparent and ethical financial management approach ensures trust in our company's reputation and our stakeholders.

Loans Received under Sustainable/Green Financing (million EUR)

2021	2022	2023	2024
50	20	30	115

 You can find the details of our principles and reporting on antibribery and corruption, competition management and related issues in the Strong Corporate Governance section, and data on taxes in the Consolidated Financial Statements section.

Turkcell New Technologies Venture Capital Investment Fund (VCIF)

Established in March 2022 as a result of our collaboration with Re-Pie Portföy Yönetimi A.Ş., Turkcell New Technologies Venture Capital Investment Fund (VCIF) makes investments in technology-focused start-ups with high growth potential, aimed at providing strategic and financial support. With an upper investment limit of TRY 500 million, this fund is distinctive in its goal to drive transformation across diverse sectors.

Turkcell New Technologies VCIF has invested in innovative companies such as EasyCep and Mobilfon, providers of refurbished phones and electronic devices; Procenne, which develops products in the field of digital security and encryption technologies; Passion Punch, a local mobile gaming initiative; Kuartis, which develops machine learning and autonomous driving technologies; İkas, an e-commerce solutions provider; Upily, which develops educational technologies; and other venture capital investment funds.

In line with our vision to play an influential role in high-tech sectors, our fund's future goals include investing in start-ups operating in areas such as cyber security, financial technologies and artificial intelligence. Through these strategic investments, we aim to add significant and lasting value to our company, fostering synergies with startups while contributing to the ecosystem through the provision of sustainable, long-term growth.



Transparent Investor Communication - Investor Relations

We manage our investor relations activities in accordance with the Corporate Governance Principles. We are committed to the principles of accessibility, rapid response to stakeholders, transparency, consistency and disclosure. We are subject to the relevant legislation and regulatory rules in this regard. We adopt a transparent and proactive communication strategy, publishing outputs such as audit reports, press releases and investor presentations on our website in Turkish and English. These documents include our financial and operational performance quarterly throughout the operating period, in order to address all our stakeholders. Since 2020, we have published our annual report as an Integrated Annual Report, with an increasing focus on sustainability.

The Turkcell Investor Relations Department is committed to the following principles: accessibility, prompt response for stakeholders, and transparent, consistent, and timely communication. The Turkcell Investor Relations team is consist of individuals who possess a comprehensive understanding of the company and sector dynamics, and who can effectively communicate the company's strategy and focus areas. The team's primary objective is to establish long-term relationships while making a positive impact in the sector through its dynamic structure and effective stakeholder communication. Information is provided to all stakeholders in Turkish and English via the Turkcell Investor Relations website and the Public Disclosure Platform.

As the Investor Relations Department, throughout 2024

- We held a total of 223 meetings with institutional investment funds.
- We shared our financial results via teleconference four times during the year. Approximately 262 analysts and investors attended these meetings each quarter and the records of these meetings are available on the website.
- During the year, we organized 2 analyst meetings, 1 of which was virtual, and 1 physical meeting with asset management companies. We met with a total of 33 institutional funds during these meetings.
- We participated in 6 investor conferences, 1 of which was virtual.
- We organized 3 road-shows.
- One on one and regular meetings were held with 20 analysts evaluating our company.
- Throughout the year, more than a thousand requests for information were received by phone and e-mail, and we responded to all of these requests.

We strive to maximise the benefits for Turkcell and our stakeholders

As Turkcell Investor Relations, our primary objective is to increase the company's market capitalization. In this context, our goal is to diversify and deepen Turkcell's investor profile and increase the weight and number of long-term institutional investors. Our institutional investors represent 64% of our 54% free float rate. Of these investors, 42% are located in North America, 41% in Europe (including Türkiye) and 13% in the UK and Ireland.

(Source: S&P Global, January 2025)

📑 We explain our approach to communicating with our investors and other stakeholders in the Interaction with Stakeholders section and our communication channels in the Stakeholder Communication Channels table.



Capital market instruments performance

Turkcell shares are traded on the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE).

Turkcell's shares began trading simultaneously on the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE) on July 11, 2000. The shares are traded on BIST under the ticker symbol "TCELL" and on NYSE under the ticker symbol "TKC" as American Depositary Receipts (ADR).[10]

Turkcell's paid-in capital has a nominal value of TRY 2.2 billion.[11] Turkcell, the only Turkish company listed on Borsa Istanbul and the NYSE, is the 13th most valuable company on BIST with a market capitalisation of TRY 204.2 billion as of December 31, 2024. Turkcell's American Depositary Receipts amounted to 48.7 million at the end of 2024.

Turkcell has a free float ratio of 54% and lot based foreign ownership[12] was 61% as of December 31, 2024. In the same period, foreign investor share in Borsa Istanbul is 37%. The average daily trading volume of Turkcell shares in 2024 is 25.7 million shares.

Turkcell currently has four FX-denominated bonds. The first was issued on October 15, 2015, with a nominal value of USD 500 million, a 10-year maturity, and a coupon rate of 5.75%. The second was issued on April 11, 2018, with a nominal value of USD 500 million, a 10-year maturity, and a coupon rate of 5.80%. The third and fourth bonds, one conventional and one sustainable, were issued on January 24, 2025. The conventional bond has a nominal value of USD 500 million, a 5-year maturity, and a coupon rate of 7.45%, while the sustainable bond has a nominal value of USD 500 million, a 7-year maturity, and a coupon rate of 7.65%. Furthermore, our company and group subsidiaries also issue bonds and sukuk in domestic markets when necessary.

Share and Bond Buybacks

In order to protect our investors from possible negative repercussions of the perceived instability in the market or fluctuations in the world economy on Türkiye, Turkcell Board of Directors had authorised the Company management to repurchase the Company's shares and bonds within the framework of the announcements made by the Capital Markets Board on July 21, 2016 and July 25, 2016. On February 8, 2023, the Board of Directors determined the maximum fund amount as TRY 1.25 billion. In this context, 3.0 million shares were repurchased in 2024 for TRY 299.7 million, and no bonds were repurchased.

Since 2016, a total of 20.9 million shares (equivalent to TRY 513.8 million) were repurchased and bonds with a net nominal amount of USD 37.2 million (equivalent to TRY 521.8 million) were bought back.

Sustainability Indices and Performance Indicators

We substantiate our sustainability efforts through our achievements in local and global indices. Since 2014, have been listed on the BIST Sustainability Index (BIST SI), a program administered by Borsa Istanbul that independently evaluates companies' activities. It provides a comprehensive overview of companies' approaches to critical sustainability issues, including climate change, natural resource depletion, water resources management, health, safety, and employment. In addition, as of 2024, we continue to be included in the BIST Sustainability 25 Index, which was first calculated by Borsa Istanbul in 2022. Our ESG score in the London Stock Exchange Group (LSEG) has increased by 14 points compared to 2023. With our new score, we are ranked among the top 10 of 282 telecommunications companies worldwide.

In November 2024, our company's sustainability rating was raised from BBB to A by Morgan Stanley Capital International (MSCI).

Turkcell is also the first Turkish telecommunications company to be listed in the FTSE4Good Emerging Markets Index, which evaluates the ESG performances of FTSE, an independent organization jointly owned by the London Stock Exchange and Financial Times. In 2024, we continue to be listed in the FTSE4Good Index.

 
 

[10] *Two ADRs represent five shares.*
[11] *Includes 2,200 million shares, each with a nominal value of TRY 1.*
[12] *Source: Matriks*

Share Information and Dividend Yield

As Investor Relations, we aim to increase Turkcell's market capitalization and achieve fair value. Accordingly, we evaluate the possibilities of creating strategic value and distribution of dividends to our shareholders in accordance with our dividend policy within the framework of financial discipline.

The Board of Directors of Turkcell comprehensively evaluates the geopolitical risks, macroeconomic and financial conditions in the countries where Turkcell and its subsidiaries operate. It also includes our investment plans and related cash projections, according to our Company's Articles of Association and Dividend Distribution Policy. Accordingly, the board of directors proposed to the General Assembly the distribution of 25.0%, 20.4%, and 50.0% of the distributable net income for the years 2021, 2022, and 2023, respectively, as dividends. The General Assembly decided to distribute dividends at these rates.

TCELL (TRY)*	2020	2021	2022	2023	2024
Lowest	10.05	12.17	14.92	29.08	55.95
Highest	14.35	21.46	36.74	57.61	111.32
Closing	13.74	17.00	36.04	54.40	92.80

TKC (USD)*	2020	2021	2022	2023	2024
Lowest	3.66	3.10	2.21	3.39	4.65
Highest	5.24	5.12	4.56	5.26	7.95
Closing	4.60	3.30	4.56	4.66	6.51

Share prices are adjusted according to dividend distributions. Source: Bloomberg

Stock Exchange Symbols	Stock Exchange	Symbol
Share Certificates	Borsa İstanbul	TCELL
Warehouse Certificate	NYSE	TKC
Bonds	Euronext Dublin	ISIN: XS1298711729
Bonds	Euronext Dublin	ISIN: XS1803215869
Bonds	Euronext Dublin	ISIN: XS2981975027
Bonds	Euronext Dublin	ISIN: XS2981975613

Dividend Yield



- 2020*: 2.3%
- 2021: 7.5%
- 2022: 3.2%
- 2023: 1.9%
- 2024: 3.0%

* In 2020, dividends were distributed to our shareholders at the rate of 25% of distributable net income, the highest rate permitted by the legislation.

Share performance (Relative, 2024)



— BIST - 100   — Turkcell

(January 24, March 24, April 24, June 24, August 24, October 24, December 24)

Analyst Recommendations



BUY	HOLD	SELL
95%	5%	0%

20 brokerage houses actively follow and analyze Turkcell shares. As of the end of 2024, 19 of 20 analysts give a 'buy' recommendation.

Credit Rating

Turkcell receives credit ratings from S&P, Fitch and JCR Eurasia rating institutions. In addition, our subsidiaries are also evaluated by JCR Eurasia Rating within the scope of the relevant regulations. The bonds issued by our Company were also assessed by S&P and Fitch as equal to the Company's rating.

Measures to avoid conflicts of interest with organizations from which credit rating services are purchased are included both in the service agreements and in the code of ethics of the company from which the services are purchased.

Investor Relations Contact

Tel	: +90 (212) 313 18 88
Fax	: +90 (216) 504 40 58
E-mail	: investor.relations@turkcell.com.tr
Web	: https://www.turkcell.com.tr/en/aboutus/investor-relations
Address :	Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi No: 20 B Blok Küçükyalı Ofispark, 34854 – Maltepe / ISTANBUL

	Long-term credit rating	Outlook	Rating Date	Review Date
S&P (FC&LC)	BB	Stable	November 2024	November 2024
Fitch (FC)	BB-	Stable	September 2024	December 2024
Fitch National	AAA (tur)	Stable	March 2021	December 2024
JCR-ER (FC)	BB	Stable	May 2022	May 2024
JCR-ER National	AAA (Trk)	Stable	May 2021	May 2024

Digital Finance Transformation

We are transforming our financial processes into a digital operation model. This will create an environment where our financial processes are designed through a central system, and we will achieve operational excellence and efficiency by minimising manual intervention. This will also support internal control points by system controls.

Furthermore, we aim to enhance the working environment to the level of best practices with the support of artificial intelligence-powered technology solutions and robotic process designs.

Paycell EBITDA margin was at

43.0%

Paycell's 3-month active users reached

7.4 million

Techfin's shining stars: Paycell, Financell and Wiyo

In 2024, we developed our innovative products and services under the Paycell umbrella and offered a wide range of payment and financial solutions to our customers. With our solutions such as Paycell Android POS, the first Android POS device whose compliance with the Tax Procedure Law legislation has been registered by the Revenue Administration (RA), we provide cost and efficiency advantages by combining collection, inventory tracking and e-invoice processes for commercial enterprises on a single platform.

Paycell POS integrates multiple banking services into a single device, providing businesses with standard banking collection management for their invoice flow. It offers a versatile solution for businesses by providing benefits like points and instalment advantages to its users with favorable commission rates. Furthermore, the system automatically calculates totals simply by selecting the product, eliminating the need for manual amount entry, which makes it ideal for use at various events.

In 2024, we continued to offer sectoral solutions with our innovations such as restaurant solutions integrated with meal cards and order tracking applications, and TaxiPOS service with zero commission for taxi drivers. While providing a smooth payment experience for e-commerce channels with our Virtual POS service, we make the online payment experience fast and secure in many sectors from the automotive industry to the service industry with Linkle payment system.

Paycell offers physical and online payment services, integrated across 89 brands and 15,308 points. We offer Paycell Card sales and refill services at 21,410 points. In addition to offering our users a range of conveniences, such as invoice reflection without the need for a bank card, fast payment with QR code and balance management, we have also added the ability to spend their limits as they wish through the Paycell Card.

Paycell's innovative financial services are designed to enhance financial inclusion and drive the digital transformation of our nation. The Paycell Shopping Limit facilitates instalment purchases of up to 36 months from contracted merchants, with these instalments reflected on invoices for convenience. In addition, we facilitate the financial objectives of our client base by offering gold, silver and stock trading transactions via the 'Investment Transactions' menu.

Here at Paycell, we are proud to offer a range of insurance products to our valued customers, including personal accident insurance, device insurance and TCIP, all provided by our group company Wiyo. Paycell, Türkiye's most comprehensive digital payment and finance platform, continues to meet the needs of our customers and offer superior customer experience with new solutions every day.

Paycell increased its revenues by 25% this year, contributing to group growth, while EBITDA margin was realized as 43.0%. Paycell's 3-month active users was realized as 7.4 million.

	2023	2024
Paycell 3-month active users (million)	8.0	7.4
Total transaction volume (TRY billion)	65.6	101.3
Revenue (TRY million)	3,142	3,927
EBITDA (TRY million)	1,336	1,688
EBITDA margin (%)	42.5%	43.0%

At Financell, we are committed to providing our consumer and corporate customers with the financing solutions they require for technological products and services. Among 24 financing companies, we are by far the leader by reaching 70% of the total number of newly opened loans in 2024. In 2024, despite the implementation of the tightest monetary policy of the last 20 years, we allocated 1.4 million loans. In addition to our strong retail portfolio, we have increased our effectiveness in the corporate field with the digital transformation loan we launched in 2020 and have financed nearly 150 digital transformation projects to date. We are experiencing growth in Turkcell's products and services, offering financing services to our corporate customers and Superonline subscribers. In 2022, we expanded our operations to include channels beyond Turkcell, introducing innovative products such as digital holiday loans and vehicle loans. In 2023, we expanded our loan offerings to include solar energy systems, white goods and furniture, and further strengthened our shopping and used car loan products. In 2024, we continued to enhance our customer segmentation by offering personalised interest rates with the infrastructure we developed.

Financell supported group growth with a growth rate of 32.8% in 2024, and the number of customers brought to Turkcell through financell increased to 139 thousand.

Turkcell Dijital Sigorta A.Ş., a company operating within the field of insurance as part of Turkcell's digital financial services strategy, commenced the provision of Device Protection Insurance (Akıllım Güvende) in 2024. This was followed by Compulsory Earthquake Insurance (DASK), a pioneering product in Türkiye that offers the unique option of payment via mobile phone bill. The company has also renewed its Cyber Security Insurance, which provides comprehensive protection for Turkcell Group companies. By the end of 2024, the company had increased its premium production to six times the previous level, reaching approximately one million policies.

	2023	2024
Number of customers brought to Turkcell through Financell (thousand)	138	139
Number of loans utilized annually (million)	1.7	1.4
Number of customers utilizing annual loans (million people)	1.2	0.9
Total loan portfolio (TRY billion)	8.9	6.6
Revenue (TRY million)	3,409	4,526
EBITDA (TRY million)	1,166	675
EBITDA margin (%)	34.2%	14.9%



139 thousand

Number of customers have been acquired by Turkcell through Financell

In 2024, financell grew by

32.8%

Trends

Our strategy of always being by our customer's side, along with our innovative and comprehensive tariffs and additional benefits, as well as our strong brand perception, superior infrastructure, and unique customer experience, has enabled us to gain a total of 578 thousand net subscribers, 303 thousand of which are mobile subscribers.

Leadership in Telecom

2024 was a year marked by the continuation of significant events affecting the entire world. The Russia-Ukraine war, which began in 2022, continued to dominate the global agenda, while the Israel-Hamas war escalated significantly, particularly from October 2023 onwards. Apart from this war, other tensions and conflicts continued in the Middle East. Meanwhile, in most countries, inflation has been declining, prompting central banks to cut interest rates. In Türkiye, following the peak in inflation in May, annual inflation has started to decline, though it still remains at high levels.

As Turkcell, we have maintained our robust operational structure by taking the necessary actions in a timely and efficient manner in line with these developments. In our mobile business, we achieved strong growth thanks to our subscriber gains driven by our brand perception, superior infrastructure, unrivalled customer experience and analytical capabilities, increased data usage, our strategy to upgrade to higher benefit packages, the impact of the increase in postpaid subscriber base and price adjustments we made to reflect inflationary pressures. Notably, the Mobile Number Portability (MNP) market remained impacted by heightened competition, which commenced in the second quarter and persisted throughout the remainder of the year. While price levels in the market continued to rise in general, we observed aggressive campaigns by competitors. As Turkcell, we occasionally responded to these campaigns, but we sustained our subscriber acquisition by maintaining our pricing focus. In 2024, despite an increase in the number of tourists compared to the previous year, the impact of service providers offering alternative data solutions suppressed seasonal subscriber growth.

In order to meet the increasing demands of our customers with innovative offers and options such as Esneyen Paket (Flex Package), Yapboz Paketi (Puzzle Package) and Devreden Paket (Transferring Package), we continued to deliver tailored solutions by leveraging our analytical competencies. We are proud to break new ground in the sector with the introduction of Gold Membership, a unique benefit offered exclusively to our valued prepaid customers who demonstrate consistent commitment to regular top-ups. This initiative empowers them to unlock a range of exclusive gifts and perks, rewarding their loyalty with each step they take. This year, we introduced our Smart Invoice service, which prevents overcharges and eliminates bill surprises for our postpaid subscribers. This service is now available free of charge for all our customers. Thanks to our Smart Invoice solution, we have been able to offer our customers flexible and smart solutions in line with their usage habits. We have reinforced customer usage habits through the implementation of smart offers and win-win solutions within our digital channels. With our 'My First Turkcell' solution designed for children, we continue to develop tailored options to meet the needs of families.

Our strategy of always being by our customer's side, along with our innovative and comprehensive tariffs and additional benefits, as well as our strong brand perception, superior infrastructure, and unique customer experience, has enabled us to gain a total of 578 thousand net subscribers[13], 303 thousand of which are mobile subscribers. Our mobile ARPU[14] achieved a strong growth of 10.4% year-on-year, driven by price increases, increased data usage, our strategy of switching to high benefit packages and the increase

[13] *Including mobile, fixed broadband, IPTV and wholesale (MVNO & FVNO) subscribers.*
[14] *Excluding M2M*

in postpaid subscriber base. Consequently, we have sustained a healthy and balanced growth trajectory, both in terms of subscriber acquisition and ARPU growth.

In addition, as Turkcell, Türkiye's leading communications and technology company, we celebrated our 30th anniversary this year with enthusiasm. In the mobile sector, we have launched a new campaign that will delight both existing and new customers. During May, we doubled all GB, SMS and minutes in the packages of all Turkcell subscribers and new customers joining Turkcell. This initiative was designed to express gratitude to existing customers for their continued loyalty and to extend a warm welcome to new subscribers. To commemorate this milestone, Turkcell extended an exclusive offer to its subscribers, doubling the data, SMS, and minutes included in their packages. This initiative allowed customers to seamlessly participate in enhanced communication opportunities, accessible via the gift pool tab within the Turkcell application, the Turkcell Contact Center, and the Turkcell Customer Service channels, or by sending an SMS. In addition, we also extended a special offer to our fiber customers, doubling their internet speeds to 1000 Mbps for a period of one month, providing them with ultra-fast internet access and significantly enhancing their digital experience.

In 2024, we continued our focus on fiber infrastructure and reached 233 thousand new homepass. While continuing to contribute to our country's digital transformation journey, we also increased our focus on turning our existing household investments into subscriber in 2024. With the contribution of our expanding fiber infrastructure, we achieved 168 thousand net fiber subscriber additions in 2024. The increase in the share of 12-month contract subscribers and high-speed tariffs, along with price adjustments and premium pricing in IPTV, resulted in a 13.6% growth in fixed residential fiber ARPU in 2024.

Big Data

In today's communications landscape, a large amount of data is generated from various sources, including social media, connected devices, customer behavior and government service portals. While managing fluctuations in data volumes can be challenging for mobile operators, big data analytics offers the opportunity to turn this challenge into an advantage. To capitalise on this opportunity, it is essential for organizations to enhance their decision-making processes by leveraging data-driven analysis facilitated by robust technical infrastructure and 'low-code' platforms.

At Turkcell, we provide big data analytics services to our corporate client base, assisting them in differentiating their service offerings. We direct our investments according to the demands of our customers and focus on providing the highest level of experience by instantly monitoring their satisfaction. Utilizing big data analytics, we aim to provide the best solution to our valued customers in this period of intense competition.

Digital Transformation and Inclusion

Mobile communication technologies form the basis of digital transformation for individuals and organizations by facilitating access to information. By ensuring equal access to information and services, the telecoms sector contributes to social equality and accelerates global development.

At Turkcell, we are committed to the equalising power of technology and launching projects to ensure equal access to information for all. The Paycell super app has been downloaded 30 million times, indicating our rapid growth in the mobile payments sector. We meet our customers' needs through digital services such as TV+, fizy, BiP and lifebox. In regions where fiber infrastructure is not available, we provide a

fast and reliable wireless internet connection using Superbox. We implement inclusive projects for students and the elderly, who feel the digital divide the most. As we prepare the young generation for the digital future, we also support the elderly to be included in the digital world and continue to create social benefits by ensuring equal access to information for all.

Regulatory Developments and Sector Regulations

The electronic communications sector is of critical importance in Türkiye, as it is a fundamental element of the constitutional right to freedom of communication. For this reason, sector activities are subject to strict regulations, and the active cooperation of sector stakeholders is essential in shaping digital experiences that will meet consumer expectations.

At Turkcell, we are committed to ensuring that all our activities comply with legal regulations. We utilize preventative legal services to effectively manage any disputes that may arise. Furthermore, we employ strategies that are built on strong legal foundations, thereby reinforcing our position as a leader in our sector. We add value to both our company and our group companies by digitalising our processes.

We work closely with regulatory authorities and public institutions to actively contribute to sectoral legislation. We understand the importance of regulations for fair competition, a favorable investment environment and a sustainable ecosystem, and we develop innovative solutions for our country and our industry.

In addition, we conduct national and international studies on the legal aspects of emerging technologies such as artificial intelligence, blockchain, space technologies, cyber security, smart cities and quantum technologies, and continue to create added value in these areas.

Sustainable Financing Activities

Sustainable financing is a model in which funding sources are used in accordance with environmental, social and governance criteria.

As the climate crisis intensifies, there is an increasing need for investment in global initiatives such as the European Green Deal. In this context, it has become critical for companies to shape their business strategies and financing activities within the framework of Sustainable Development Goals.

As Turkcell, we are committed to enhancing our financing diversity and supporting our sustainability goals. In this context, we aim to further expand the 'Sustainability Indexed Loan' and 'Green Loan' business we initiated in 2019 and 2020. In 2019, we increased the amount of the EUR 50 million, 3-year Sustainability Indexed Loan that Turkcell İletişim obtained from BNP Paribas to EUR 70 million and extended its maturity to December 2026. In 2023, within the scope of our Self-Consumption Project, we signed a EUR 30 million green loan agreement with Bank of China to finance renewable energy investments. In 2024, as part of our Self-Consumption Project, we entered into new green loan agreements. The first, with Türkiye Kalkınma ve Yatırım Bankası A.Ş., involved a EUR 50 million financing to support renewable energy investments. The second, with Akbank, involved a EUR 65 million financing to support our environmentally friendly data center investments, which prioritise energy efficiency and offer innovative technological solutions. This brings the total amount of green financing to EUR 115 million. In addition to bank loans, capital markets continue to be our focus in accessing and diversifying financing. In January 2025, a sustainable Eurobond was issued with a value of USD 500 million and a maturity of 7 years. This marked the company's inaugural sustainable bond issuance, met with significant investor interest. At the same time, we continue our work as one of the founding members of the UNGC CFO Coalition for Sustainable Development Goals, which aims to create a market for SDG investments.

In December 2024, Turkcell published the Sustainable Finance Framework document. A second party opinion has been received for the Sustainable Finance Framework. The Framework aligns with the Green Bond Principles 2021 (with Annex I of June 2022), Social Bond Principles 2023 and Sustainability Bond Guidelines 2021, as published by the ICMA. The Framework also complies with the Green Loan Principles 2023 and Social Loan Principles 2023 issued by the Loan Market Association (LMA), Asia Pacific Loan Market Association (APLMA) and Loan Syndications and Trading Association (LSTA). The funds will be allocated to finance projects such as supporting the transformation of high-speed fixed and mobile networks, circular economy studies, renewable energy investments (green projects) and digital inclusion (social projects).

The Turkcell Sustainable Finance Framework and the second party opinion can be accessed here.



The Progress in Techfin Applications

As digitalisation continues to gain momentum, cryptocurrency and blockchain technologies are becoming increasingly mainstream, and smartphone usage is surging, significant opportunities are emerging for financial technologies. Smartphones, combined with techfin solutions, are driving transformation by connecting individuals without access to the financial system to essential resources.

Within the Turkcell ecosystem, our subsidiaries Paycell, Financell, and Wiyo produce innovative solutions in the techfin sector. With over a quarter of a century of experience and leadership in digital technologies, we make a difference in the market by offering specialized products and services to individual and corporate customers.

Paycell, our new generation payment platform, offers a range of payment solutions for both individual and corporate customers, including Android POS, QR, and Virtual POS. In addition to the Event POS solution, which was launched in 2023 and enables product-oriented sales without the need to enter amounts, we launched the new generation taxi application, TaxiPOS, and RestaurantPOS solutions in 2024. These are integrated with food cards and order tracking applications developed for the catering sector as new generation field sales products.

Financell, our financing service that facilitates access to financing loan solutions for individual and corporate customers, has disbursed approximately 18 million loans amounting to TRY 56 billion since its establishment. These loans have been used to finance a wide range of purchases, including solar energy systems, second-hand vehicles, furniture, white goods and technological products.

Turkcell Dijital Sigorta A.Ş., a company operating within the field of insurance as part of Turkcell's digital financial services strategy, commenced the provision of Device Protection Insurance (Akıllım Güvende) in 2024. This was followed by Compulsory Earthquake Insurance (DASK), a pioneering product in Türkiye that offers the unique option of payment via mobile phone bill. The company has also renewed its Cyber Security Insurance, which provides comprehensive protection for Turkcell Group companies.

Cyber Security

In the digital age, with rapidly increasing data generation and growing demand for data centers, Türkiye's largest data center operator works with the vision of 'Türkiye's data should stay in Türkiye' at the forefront of its business strategy. National efforts and regulations to make Türkiye a center for hosting and transferring data are increasing the demand for data centers and cloud services, while also supporting the development of our cyber security capabilities.

The widespread use of technology is accelerating digital transformation, but it is also introducing new cyber security risks for individuals and organizations. The growing number of these threats highlights the critical importance of robust information security measures.

We are dedicated to identifying current threats and mitigating the impact of cyber-attacks through national and international collaborations. At our Turkcell Security Operations Center, we monitor threats 24/7 and increase the resilience of our systems with end-to-end security tests. Our layered security approach and new generation technologies form the foundation of our cyber security solutions, which are available to both individual and corporate customers. We are committed to ensuring the security of their data.

In order to ensure a secure digital future, we continue to lead the way in digital security. We do this by developing our human resources and establishing integrated infrastructures for the needs of our customers.

Artificial Intelligence

Artificial intelligence is a technology with the potential to transform organizational strategies and enhance productivity by improving the user experience. At Turkcell, we are committed to integrating ethical values and principles, including 'human and environmental orientation, transparency, security and justice', as we continue to shape the future of artificial intelligence. With this vision, we have become a global player in the field of artificial intelligence, pioneering ethical solutions and setting new standards in our country. In this context, the contributions we have made include:

- Studies on children's rights and artificial intelligence,
- Studies on the responsible use of facial recognition systems,
- Standardisation studies carried out within IEEE to address ethical problems and concerns that may be caused by artificial intelligence,
- Studies within the scope of the 'Planet Positive 2030' initiative within IEEE,
- Studies on the responsible and ethical use of artificial intelligence technology in smart sustainable cities and artificial intelligence and health studies carried out at ITU,
- The 'Responsible AI Maturity Roadmap' initiative, which was created within the GSMA to ensure the responsible use of artificial intelligence in the sector.

By leveraging our expertise in big data analytics and artificial intelligence, we utilize machine learning algorithms to enhance traffic density analysis, capacity management, and anomaly detection within our network. This optimises infrastructure efficiency. We contribute to digital transformation by offering artificial intelligence solutions to institutions and organizations through our Digital Business Services.

Our legal and regulatory teams collaborate with global organizations to adapt to the rapidly changing technological ecosystem and increase the positive impact of artificial intelligence. We are committed to shaping the future of artificial intelligence technology through an ethical and responsible approach.
Turkcell is committed to adhering to the principles of the Law on the Protection of Personal Data and continues to leverage artificial intelligence to serve the realization and development of human potential.

HUMAN
CAPITAL

At Turkcell, we understand that our people are our greatest asset in creating value for our customers.



24.4%
Female Manager Ratio

35.2%
Female Employee Ratio

1.74
Accident Frequency Rate

99%
Rate of return to work of female employees whose maternity leave has ended



Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2023 Performance	2024 Performance	Target Towards Current Status
Increasing the ratio of female employees	–	–	40% (until 2030)	35.2%	35.2%	—
Increasing the number of female members in the Board of Directors (including independent members)	–	–	2	2	2	—
Increasing the ratio of female managers	–	–	28% (until 2030)	24.2%	24.4%	↑
Increasing the rate of return to work of female employees whose maternity leave has ended	98%	98%	98%	99%	99%	—
Increasing the retention rate of female employees after the end of maternity leave	88%	90%	90%	94%	91%	↓

⬜ Our Human Rights Policy is available on **our corporate website**.

Decent Workplace

At Turkcell, we understand that our people are our greatest asset in creating value for our customers. Recognizing them as valuable brand ambassadors, we provide a work environment that offers equal opportunities and enables them to realize their potential in all processes, from recruitment. The well-being and professional fulfilment of our people is the foundation of our people-centric approach.

All Human Resources policies and processes are carried out in full compliance with legal requirements. We ensure that all changes that may affect our employees are communicated openly and effectively through the designated channels.

In accordance with our Human Rights Policy, we are committed to fostering an inclusive environment that embraces diversity and prohibits any form of discrimination based on gender, age, belief, or any other similar characteristics. We offer comprehensive training programs to enhance the skills of our employees and support them in swiftly adapting to the digital age.

In accordance with our Human Rights Policy, we are committed to compliance with the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the UN Convention on the Rights of Persons with Disabilities and the Convention on the Rights of the Child, and the United Nations Principles on Business and Human Rights. We respect the United Nations Global Principles and the OECD Principles for Multinational Enterprises, the provisions of ILO Conventions to which Türkiye is a party, the 'Rights and Freedoms of Assembly' and the 'Right to Form Trade Unions and Engage in Trade Union Activities' of our employees, which are stated in the Constitution of the Republic of Türkiye. Furthermore, we support our employees in their pursuit of membership within professional groups relevant to their field or NGOs that provide social benefits.

We design all our Human Resources processes with the employee experience in mind at every stage, from recruitment to exit and beyond. On an annual basis, we design and implement various projects that will serve our Human Resources strategy and goals, taking into account the feedback we receive from our employees. We carry out the design and management of our remuneration and fringe benefit policies, the integrated execution of performance and career management by taking advantage of our data-driven approach and the power of digitalisation. This enables us to deliver analytical solutions that are at the core of all our processes, ensuring our position as a leader in the business world.

By engaging with our employees, we ensure that the employee experience is managed to the highest standards, aligning with expectations, needs and international developments. We carry out our Human Resources planning, role and responsibility definitions, and the determination of company risks and targets with a focus on cooperation.

Diversity, Inclusion, and Equal Opportunity

In order to provide a suitable environment for our employees to realize their demands and needs, we implement our human resources practices that provide equal opportunities to all individuals, advocate inclusion and diversity with the vision of a people-oriented company and with the belief that ensuring the functioning in accordance with human rights is one of our most fundamental duties, and we improve ourselves in this area on a constant basis. As a company, we have published a Human Rights Policy that guides our business processes and supply chain, and we are committed to preventing discrimination, inequality, human rights violations, forced labor and child labor. In addition, in line with the UN Women's Empowerment Principles (WEPs), of which we are a signatory, we implement practices aimed at supporting gender equality in business life and Turkcell's goal of becoming the company that women most want to work for thanks to its gender equality approach.

As an equal opportunity employer, we give equal consideration for employment to all qualified applicants regardless of

disability, race, color, religion, sex, national and ethnic origin, age, physical appearance or condition, marital or military status.

We are committed to ensuring that our recruitment processes are designed to be barrier-free and accessible for all candidates, including those with disabilities. We do not collect information about disability status during the application process and apply the same rigorous, impartial evaluation to all candidates. We conduct interviews and document procurement digitally, and we design our physical work environment to comply with the principles of barrier-free design. As of 2024, our company has 130 disabled employees.

All Turkcell and Turkcell Group Companies' employees, particularly senior management and management level, are responsible for achieving targets to ensure a balanced gender ratio among employees. As Turkcell, we aim to increase the ratio of female employees to at least 40% by 2030. To this end, we conduct monthly monitoring of the ratio of female employees and female managers. We closely monitor the targets for the ratio of female employees and female managers within the scope of gender equality in the performance cards of employees responsible for the process, starting from the Assistant General Manager level. We are committed to increasing the number of female managers and employees in line with the Inclusive Pozitiflz strategy. We evaluate the outputs obtained in terms of financial, operational, legal compliance and environmental aspects and review them within the scope of Internal Audit activities.

We are committed to the belief that gender discrimination in professions and areas of expertise should be a thing of the past. As the leading digital operator company, we are dedicated to ensuring equal participation of women, especially in STEM (Science, Technology, Engineering, Mathematics) fields. To this end, we are implementing numerous practices and taking significant steps to increase the employment of female engineers in Türkiye. Since 2024, 31% of engineering positions will be filled by female graduates, while 34% of IT positions will be filled by female employees. We also provide new job opportunities for female engineers who are starting their professional life or female professionals who have taken a break from business life for various reasons.

In accordance with the principles of the Turkcell Remuneration Policy, the company is committed to the principle of 'equal pay for equal work', and there is no discrimination between the basic salaries of its female and male employees. An analysis of entry-level salaries reveals that the ratio of the monthly salary of female employees to the minimum salary is 253%, while the ratio of the monthly salary of male employees is 249%.

The absence of any legal action, whether initiated by our employees or third parties, on grounds of discrimination based on language, religion, race, belief, sect, ethnic origin, political or ideological opinion, marital status, age, gender or any other legally protected category, against Turkcell İletişim Hizmetleri A.Ş. is a significant indicator of our company's commitment to addressing this issue.

* Demographic information presented in Our Human Capital section includes data from the following companies; Turkcell İletişim Hizmetleri A.Ş., Kule Hizmet ve İşletmecilik A.Ş., Superonline İletişim Hizmetleri A.Ş., Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş., Turkcell Finansman A.Ş., Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., Turkcell Satış ve Dijital İş Servisleri A.Ş., Turkcell Dijital Sigorta A.Ş., Turkcell Sigorta Aracılık Hizmetleri A.Ş., Turkcell Teknoloji Araştırma ve Geliştirme A.Ş., Lifecell Dijital Servisler ve Çözümler A.Ş., Lifecell TV Yayın ve İçerik Hizmetleri A.Ş., Lifecell Müzik Yayın ve İletim A.Ş., Lifecell Bulut Çözümleri A.Ş., BiP İletişim Teknolojileri ve Dijital Servisler A.Ş., Boyut Grup Enerji A.Ş., Turkcell Gayrimenkul Hizmetleri A.Ş. and Turkcell Satış ve Dağıtım A.Ş. Employee demographics do not change significantly during the year.

We aim to increase the ratio of female employees to at least

40%

by 2030.

Employee Demographics in 2024

Employee Breakdown by Gender



● Male Employee	**3,555 – 64.8%**
● Female Employee	**1,934 – 35.2%**

Employee Breakdown by Education Level



● Doctorate	**0.6%**
● Graduate Degree	**30.3%**
● Undergraduate Degree	**66.0%**
● Associate Degree	**1.7%**
● High School	**1.4%**

Employee Age Group Distribution



● 30 years and under	**20%**
● Between 30-50 years	**76%**
● 50 years and over	**4%**

Age Group Distribution of Managers



● 30 years and under	**0.4%**
● Between 30-50 years	**91.8%**
● 50 years and over	**7.8%**

Employer Branding and Talent Acquisition

At Turkcell, we are implementing our T.Life strategy with the goal of establishing a young, innovative and inclusive employer brand. We aim to provide our employees with an embracing and inspiring working environment with a sense of belonging to be proud of.

Our innovative organizational structure is designed to prioritise the expectations of the young generation, who will shape the business world of the future. We develop special projects to unlock the potential of Turkcell employees who 'shape technology', 'have responsibility' and 'global vision'. In this context, we have implemented various programs that directly engage with young talents:

High school students at Turkcell: We welcomed high school students in our offices and inspired their career plans by saying 'Sharing the dreams of young people starts at K12'.

Campus at Turkcell: We hosted university students in our offices to introduce them to the professional world and established strong ties with them.

Turkcell on Campus & Turkcell in Class: By bringing our Turkcell professionals to campuses, we shared our knowledge and experience with students and contributed to their professional development.

Turkcell 101: We combined company trip and technical tour requests from universities in a single concept and offered inspiring experiences that prepare young people for the future.

KampüsT Brand Ambassador: We strengthened our presence on campuses with 37 brand ambassadors in four cities, and brought Turkcell's innovative story to campuses by establishing direct ties with young people.

We are proud to inspire the career journeys of the young generation by supporting the leaders of the future today.

Making a Difference in Employment

As Türkiye's leading digital operator, we contribute to employment with customised programs that target candidates seeking to become Turkcell employees, spanning information technology, finance, marketing, sales and human resources.

We are dedicated to recruiting talented young people and welcome applications from university students and new graduates for our internship and new graduate programs.

As part of the 202 Young Talent Internship Program, which provides university students with the opportunity to familiarise themselves with Turkcell's technological landscape, a total of 263 interns from various universities and departments in Türkiye gained hands-on experience in professional business life at Turkcell.

Since 2016, we have been successfully running our new graduate recruitment Young Talent (GNÇYTNK) Program. The program's objective is to identify and recruit individuals who demonstrate a strong ability to achieve results, a commitment to pursuing their goals, a high level of technological competence, and a capacity to swiftly adapt to new environments.

In 2024, we received over 42 thousand applications for the Young Talent Full Time and Young Talent Part Time Programs. We are delighted to announce that 74 candidates have been successfully recruited through the Young Talent Full Time program and 110 through the Young Talent Part Time program. It is noteworthy that 48% of the new talent joining us are female candidates, and 72% are engineering graduates.

We recruit new graduates and young talents, as well as experienced professionals. In line with the principle that

competent employees recommend competent candidates, the 'Tell Your Candidate, Create Benefit' program enables Turkcell employees to recommend external candidates for open positions. When candidates recommended by our employees successfully complete all the processes and join Turkcell, we offer a thank you gift to our employees who recommended the candidate through Paycell. To this date, 26 candidates have been recruited through this program.

New Hires		
	2023	**2024**
Full Time	592	490
Part Time	0	0
Female	224	180
Male	368	310

48%

of the new talent joining us are female candidates

72%

are engineering graduates

Employee Experience and Talent Management

We want to enhance our employees' experience at Turkcell and create a world they want to be a part of.

Life at Turkcell

We want to enhance our employees' experience at Turkcell and create a world they want to be a part of. To this end, we offer internal communication activities that support corporate culture and loyalty, rewards and benefits that prioritise employee well-being, career and skills development opportunities, and a safe working environment.

Since 2016, as a pioneering company that has experienced flexible working, we have been working under the motto "If you are there, Turkcell is everywhere" by eliminating borders with our flexible working model, which we have expanded in 2021. By defining the principles of our innovative working model in the Flexible Working Manifesto, we ensure that we can work from anywhere and be accessible in any situation. Turkcell employees whose roles permit location-independent working can perform their duties remotely or flex their working hours from Turkcell offices in different cities across Türkiye. The Flexible Working model is designed to enhance motivation and synergy, while facilitating the implementation of activities that contribute to a positive work culture. Our primary objective is to achieve strong company results, both operationally and financially, by maintaining a workforce that is physically and psychologically healthy, highly productive, and committed to our company values and culture.

In order to boost the motivation of Turkcell employees and enhance their interactions, we organized numerous events throughout 2024 under the umbrella of T.club, T.studio, T.labs and T.stage. The T.club concept brought together a diverse audience, ranging from art enthusiasts to adventurers, travellers to gourmets, through workshops, weekend events, cultural tours and sports. The initiative fostered a strong sense of unity and shared purpose among all Turkcell employees, regardless of their location. The T.stage concept brought together music-loving Turkcell employees and enabled our employees to enjoy pleasant moments in an environment intertwined with art. The T.labs concept involved the creation of health-related videos for the T.Life mobile application, which delivers human resources applications to Turkcell employees. As part of the new Turkcell Volunteers structure, we are committed to maintaining our volunteering activities among our employees. We have facilitated connections between our employees and prominent figures, and conducted podcasts with Turkcell employees who possess expertise in various domains.

We organized surprise events in the offices to boost motivation and promote a positive atmosphere among Turkcell employees. We held meetings with assistant general managers at Function Breakfasts. We also held a special event, the Baht-ı Büs, in different cities to strengthen employee loyalty and motivation. We supported the mental, physical and mental health of Turkcell employees by organizing healthy living activities with the theme 'Take Care of Yourself'. With the aim of becoming Türkiye's largest corporate sports club, we established 17 teams in 13 branches and organized summer and winter sports schools for the children of our employees. The program saw an impressive participation of over 72 thousand Turkcell employees across a total of 162 events during the year. We also provided more than 25 thousand discounts and opportunities from 92 different brands to employees and their families with the Advantages World campaigns offered in the T.Life application.

over
72 thousand Turkcell employees across a total of

162 events during the year.

Employee Loyalty and Happiness

At Turkcell, we design our applications with a focus on people. We conduct regular and open communication with our human resources team, leveraging their expertise and competence to assess the efficacy of our processes and services. We evaluate the outputs obtained from research and one-to-one interviews, and initiate processes to take action.

We periodically conduct Employee Loyalty Surveys with independent consultancy firms to measure the general loyalty and satisfaction of our employees, and we create action plans with the feedback we receive as a result of the survey. This process enables us to undertake continuous reviews of the effectiveness of our practices. In 2024, we formulated our action plans based on the outputs of the Employee Engagement Survey conducted in 2023 and implemented the necessary steps.

2024 Employee Turnover Rate	10.0%
Female turnover rate	11.0%
Male turnover rate	9.5%

Career and Skill Development Practices

We provide support to Turkcell employees through programs such as career management, backup management and rotation, and we facilitate the progression of their careers. This approach ensures a balanced focus on both the needs of the organization and the individual success of our employees. To ensure optimal business outcomes, we implement effective performance management systems and provide our employees with comprehensive support, including rewards, wages and benefits.

Our employees who feel themselves ready for the next level can apply to the Career Progression Process, which is managed fairly and transparently, and can initiate the opportunity to advance in their careers on their own initiative. The evaluation process is meticulously carried out by a committee consisting of function managers to whom the applicant reports.

The Tech Talent program, which we launched this year, is an innovative career development program that supports the professional growth of technology talent and facilitates internal talent mobility. By establishing a master-apprentice relationship between our MasterTechs (experienced experts) and GrowTechs (employees wishing to pursue a career in technology), we facilitate knowledge and experience transfer in areas such as artificial intelligence, mobile application development and big data. During the program, participants allocate 4 days per week to their own work and 1 day to the program. By offering this program, we aim to enhance the skills of our employees while aligning with Turkcell's technological vision and nurturing the competencies of the future within our company.

The Apprenticeship Program has been designed to create opportunities that encourage 360-degree thinking and enhance internal communication. As such, it offers Turkcell employees the chance to develop their competencies by gaining new experiences that align with their career and personal development needs.

The FLEXSourcing program at Turkcell allows employees to dedicate a portion of their working time to innovative projects that demand a range of perspectives, expertise and competencies. They apply for projects that are available during the year, with the objective being to increase internal synergy and develop new skills. The FLEXSourcing application has been utilized by over 500 Turkcell employees who are committed to adding value to the company in 2024. These employees have applied to 51 projects in total, and more than 200 of them have been assigned to these projects.

Through internal transfer within the company, we seek to diversify our employees' skill sets, enabling them to develop new competencies, enhance their motivation and boost their job satisfaction. Our internal transfer process allows employees to gain diverse technical knowledge and skills, facilitating career progression. In 2024, more than 150 employees transferred to different units and functions as part of this process.

Within the scope of Backup Management, we provide support to employees in management positions (C-Level, GM, Director, Manager) and critical expert positions with internal and/or external resources. This ensures business continuity and sustainable performance of our company. In disaster and crisis situations, we identify critical roles and positions within the scope of the Geographical Redundancy Process. This helps to protect the business continuity and sustainable performance of our company against unexpected executive and employee losses.

Performance Management and Feedback System

Flex Performance Management

We implement a performance management system that is fair, flexible and open to continuous improvement so that our employees can achieve the best business results. We ensure that all Turkcell employees can track their goals throughout the year and update them according to changing priorities, while supporting their work outputs and personal development through regular feedback.

We ensure that targets are clarified through interim evaluation meetings, action plans are created and performance is improved through continuous feedback. At the end of the year, we evaluate each employee fairly, reward success and continue our efforts to maximise performance.

Continuous Feedback Mechanism: ReFlex

We believe in the power of constructive feedback to boost motivation in our business processes. With ReFlex, our mobile mechanism for providing instant feedback, we give our employees the opportunity to appreciate each other and make constructive suggestions so that we can develop and improve together.

Behavioral and Skills Assessment: ReFlex360

We carry out a competency assessment process to evaluate the competencies expected from Turkcell employees in an impartial and multi-stakeholder manner, and to raise awareness by identifying strengths and areas open to improvement. Our ReFlex360 process, which involves managers and colleagues evaluating each competency on an employee basis, provides Turkcell employees with comprehensive and objective feedback for their personal development throughout their career journey. This contributes to corporate harmony, courtesy and effective functioning among employees.

Super Job

In order to foster a sense of appreciation and enhance motivation among our employees, our management team recognizes exceptional performance with an award known as 'Super Job'. This award is given to employees who demonstrate innovation, excellence, or the creation of value through their work. This approach is intended to enhance both the individual and team motivation of our employees, as well as to share their success stories more widely and use them as role models.

Remuneration, Reward and Fringe Benefits

At Turkcell, we have a transparent, fair and competitive remuneration policy in place to attract and retain the best talent. We regularly update our policies and salary scales by taking into account independent labor force surveys and market conditions, and we resolutely implement the principle of 'equal pay for equal work'. We prioritise employee satisfaction with our fair and impartial practices, without discriminating between male and female employees in terms of basic salary.

When formulating our ⬚ Turkcell Remuneration Policy, we take care to ensure that it is competitive and motivating, with the aim of retaining our managers and employees, as well as the talented individuals who play critical roles within the company. We implement performance-based remuneration practices to recognize and reward outstanding performance.

We offer a flexible benefits program to all our employees, enabling them to make choices in line with their needs via our Flex Menu application. Our employees can configure health insurance packages that can include themselves, their spouses and children, and benefits such as life insurance, meals and gift vouchers in accordance with their individual preferences. We provide 'life insurance with death and life support (critical illnesses) coverage' to all our employees and offer disability insurance after accidents and illnesses. In the unfortunate event of an employee's death, we provide educational support for their blood-related primary, secondary, high school and university-age children.

Our Turkcell Private Pension plan is designed to support the savings and investments of our employees, enabling them to maintain their standard of living in retirement.

We go above and beyond the legal minimum with our generous paternity leave policy, which is 10 days instead of the legal 5, so that our employees who become fathers have the opportunity to be with their children in those crucial early moments and support childcare.

We also support female employees who are returning to work after a career break. In this regard, we have meticulously designed our lactation rooms in our workplaces and equipped them with essential items such as tools, refrigerators, rocking chairs and hygiene kits. We also provide nursery assistance to our female employees with preschool-age children. We also offer parents with pre-school and primary school children the opportunity to share in their children's educational journey by being present on their first days of school and on report card days. We also offer birthday leave and renewal leave to ensure the well-being of our employees and support their work-life balance. Renewal leave of up to three months is granted to employees with seven years or more of seniority, in line with their requests.

We offer loans to our employees for a variety of purposes, including health, marriage, and housing purchases. We also offer our employees access to Turkcell digital service memberships (Fizy, TV+, Lifebox, etc.) free of charge, as well as access to the Turkcell Platinum advantages. We also provide holiday payment support to our employees before Eid al-Fitr and Eid al-Adha.

We provide our employees with a company computer, company phone and GSM line. We also ensure that their computers and phones are renewed after a certain period of use. In addition, as part of our commitment to the well-being of our employees' loved ones, we proudly present the Employee Relative Campaign. This initiative offers a select group of their relatives the opportunity to enjoy the benefits of Turkcell mobile operator services, with carefully designed packages and competitive tariffs.

Each year, we recognize and reward our employees who make a significant contribution. Our Assistant General Managers play a key role in determining the recipients of these financial awards. We also hold a special ceremony to honor our employees during the CXO Awards. In addition, as part of the Turkcell family, we financially reward our employees who have reached 5 years of seniority and multiples of 5 years of seniority, and we present them with a seniority plaque.

We respect our employees' rights to "freedom of assembly" and "the right to form trade unions and to engage in trade union activities" as set out in the Constitution of the Republic of Türkiye. In this context, no written application has been made by any authorised labor union to Turkcell in 2024.

Our Training and Development Approach

At Turkcell Academy, we are dedicated to supporting the professional development of our employees.

At Turkcell Academy, we are dedicated to supporting the professional development of our employees. We aim to create a sustainable learning culture for a better future by providing innovative solutions that create value for the Turkcell ecosystem, society and the sector. We do this by ensuring the development of individuals whose lives we touch, with a focus on people and the future. We support our ecosystem of over 70 thousand people with distinctive training and development solutions.

Our Turkcell Ecosystem Leadership approach consists of 8 core competencies that bring our employees and ecosystem together. These focus on People (Aware, Flexible, Reliable, Trustworthy, Sharing) and Future (Visionary, Innovative, Sustainability Conscious, Inclusive of Diversity). With these competencies, we aim to exhibit common behaviors and spread the corporate culture. In designing our training and development programs, we base our Turkcell Ecosystem Leadership approach on these competencies, with the aim of creating global employees and leaders who will make a difference in the pursuit of Turkcell's vision of 'superior digital services for a better future'.

In 2024, in addition to designing development programs, leadership programs and development journeys specially designed for young talents of Turkcell employees, we have implemented employment programs that will benefit society, training-development solutions for university students and the field.

Over 70 thousand people with distinctive training and development solutions.

Turkcell Group Orientation Program

Our Turkcell Orientation Program, which has been designed in line with the changing business world, aims to ensure that our colleagues adapt to the company culture and their roles from their first day of work. We focus on our flexible working model and learning approaches.

Our company's orientation program lasts approximately six months and is based on an approach that blends face-to-face learning and digital learning methods. We extend an invitation to our newly recruited colleagues to attend a face-to-face program, where we convey the culture, values and business models of our company before they complete their first month. Throughout the program, we foster an environment of interaction and communication among our new colleagues through ice-breaker activities, while conveying our business practices through sessions conducted by various departments.

We facilitate the establishment of social bonds among employees by equipping the program with stands and catering areas where all participants can experience Turkcell Technology collectively. We also offer virtual reality games designed by Turkcell Academy to support company belonging to our colleagues with VR technology.

Elective experiential learning sessions form a key part of our orientation program, enabling employees to discover Turkcell's customer experience focus through call center visits and our technology infrastructure through data center visits. Furthermore, our employees have the opportunity to directly recognize the company's leadership vision through special events with our CEO.

As part of our company's commitment to professional development, we actively encourage our employees to become trainers at Turkcell Academy. This initiative contributes to the ongoing cultivation of a culture of 'learning from each other'. This comprehensive orientation program is designed to provide new colleagues with a thorough introduction to Turkcell and to foster a sense of belonging within the Turkcell family.

Young Talent (GNÇYTNK) Orientation Program

We are pleased to introduce our candidates applying for the GNÇYTNK Program to the training and development programs at Turkcell Academy, which are certified by the relevant authorities. We will be supporting them throughout the recruitment process. Successful candidates are welcomed with a dynamic orientation program to ensure their rapid adaptation to the corporate culture and technology of Turkcell. We facilitate interactions with our senior management, creating an environment where they can understand the essence of being a Turkcell employee and recognize our core values. We shape the process with experience-oriented training workshops, Turkcell's digital services and products, sustainability strategies, corporate culture and ecosystem leadership values and structure the first 90 days of their working life.

As part of the program, we facilitate connections between GNÇYTNKs and Turkcell Technology teams to establish their technology vision, and we offer training in areas such as artificial intelligence, cyber security, data analytics and blockchain. We also arrange data center visits.

Legal Mandatory Trainings

We aim to ensure that Turkcell and Turkcell Group employees maintain high levels of knowledge and awareness through periodic training in accordance with the applicable laws and regulations. We plan the training received by Turkcell employees in this context in two separate categories: legally mandatory training and basic awareness training.

At Turkcell, we organize a range of training sessions to ensure our employees are well-versed in essential legal and professional requirements. These include 'Basic Occupational Health and Safety' and 'Information Security Trainings', as well as 'Business Continuity Training', 'Sustainability', 'Bribery and Corruption', 'Economic and Commercial Sanctions', 'Turkcell Common Values and Code of Business Ethics' and

'Personal Data Protection Law'. These sessions are designed to raise awareness among all employees, ensuring they are equipped with the knowledge and skills to perform their duties safely and ethically.

All Turkcell and Turkcell Group employees are required to complete Basic Occupational Health and Safety Training in accordance with the Occupational Health and Safety Law No. 6331. All employees receive OHS training every two years. The program is regularly revised and updated. In 2024, our employees participated in over 22 thousand hours of training, enhancing their awareness of occupational health and safety.

Information Security Training is another training title received within the same scope. All employees receive Information Security Training every two years. The training program is comprehensive, spanning 3 hours on average and covering all aspects of information security relevant to employees' roles.

The basic awareness training varies according to the needs, but basically consists of the following trainings:

– TODIEK (Turkcell Common Values and Code of Business Ethics) training

– Anti-bribery and corruption training

– Economic and Trade Sanctions Training

– KVKK (Personal Data Protection Law) training

– Sustainability Training

– Business Continuity Training

– Enterprise Risk Management Training

– Patent Training

The duration, content and method of the relevant training will be planned and delivered in the most appropriate manner.



DigiT Masters Program

The DigiT Masters Program has been developed to raise awareness of and enhance the digital skills and competencies of Turkcell employees. With a focus on people and the future, the program aims to enable employees to incorporate digitalisation into existing business and process models using agile approaches. It also seeks to encourage the reflection of a digital perspective on existing business processes with these new digital competencies, ultimately aiming to establish a sustainable corporate culture of awareness.

1,329

Turkcell employees submitted applications to take part in the DigiT Masters Program

A total of 1,329 Turkcell employees submitted applications to take part in the DigiT Masters Program, which was inaugurated in February 2024. The program was organized in four phases:

In the initial phase of the program, the objective was to foster the competencies of all Turkcell employees in information technologies, with a particular emphasis on digital transformation. In collaboration with Istanbul University and TRAI, synchronous and asynchronous training sessions were conducted, DigiTalks vision sessions were organized at all stages of the program, and 552 individuals who successfully completed the evaluation exam at the conclusion of the phase were awarded a certificate of achievement and were granted access to Phase 2.

In the second phase, the objective was to consolidate the knowledge acquired through the LinkedIn Learning - Master Digital Transformation Training program. Simultaneously, information sharing and in-house experience transfer were facilitated for the focus areas via İşin Turkcell'cesi sessions. A total of 415 people completed the second phase.

In the third phase, face-to-face and live virtual classroom trainings on Artificial Intelligence Tools and Usage, Data Analytics and Business Intelligence, Data Science and Data Analysis, Data Visualisation, Introduction to Programming with Python, Blockchain Technology, Project Management and Scrum were held in cooperation with Boğaziçi University. During this phase, participants were asked to form project groups and share their ideas on improving directorate-based business processes. Following the conclusion of this phase, 267 individuals who successfully completed the evaluation exam and shared their project ideas were eligible to proceed to the fourth phase.

In the fourth and final phase, the objective was to apply the theoretical and practical knowledge gained in the first 3 phases with the support of mentors. This support was provided by experts from the sector and within Turkcell. Participants transformed their concepts into tangible projects aimed at enhancing directorate-based business processes, collaborating within project groups. During this phase, a total of 267 colleagues worked on 76 projects. Semi-final presentations of the projects were evaluated by the director committees. Following these evaluations, the successful projects were then ranked by our General Manager and Assistant General Managers, with the winning group being awarded a special overseas technical benchmark program.

KÜP - Turkcell Academy Digital Library

Through the Turkcell Academy Digital Library (KÜP) program, which is designed in accordance with the learning organization and self-learning approaches, we make over 1,500 content available to all Turkcell employees. We offer Turkcell employees the opportunity to design their learning journey with e-learning, reading, video, podcast and interactive video options that they can access from KÜP according to their preferred learning method.

Turkish Development Program

The Turkish Development Program is a comprehensive awareness program designed to promote the correct, effective and rich use of our Turkish language. Acknowledging the pivotal role that language plays in both personal and professional success, we have meticulously crafted this program specifically for all Turkcell employees. Within the scope of the program, we aim to improve the language awareness of the participants through seminars, training sessions and informative video series with experts in the field.

"Tech Kapsül" Technology Newsletter

We publish the 'Tech Kapsül' technology bulletin to keep all Turkcell employees informed about technological developments in Türkiye and around the world. This is available on the Turkcell Academy BIP channel monthly. This bulletin is designed to present the latest trends and inspiring content from the technology world in a practical way.

Turkcell Function Trainings

Turkcell offers Functional Development Programs that are synchronized with Turkcell's main strategy and initiatives and support end-to-end development throughout the year. These programs, we aim to prepare Turkcell employees for the Turkcell and technologies of the future, while providing them with perspectives that add value to their current jobs, support collaboration and achieve success together for common goals together.

Different learning methods and tools such as online, live virtual classroom, face-to-face and laboratory environments are used in the development programs, which are conducted using the experiential learning method together with expert business partners in the ecosystem, Turkcell Academy trainers and development partners with experts in their fields. These programs are designed with a flexible

model that can be differentiated according to the changing needs and priorities of the relevant functions throughout the year and can be redesigned with immediate needs.

In 2024, as part of the implementation of development programs, we provided all employees with support and guidance on their personal and professional development, from initial aspiration to practical application, through the provision of flexible and personalised programs. In this context, we prioritised 'Experience-Oriented Training and Development Programs' and 'Systemic Personalised Development Solutions'.

KEY - Personal Education Journey

At Turkcell, we are committed to supporting the professional development of our employees through the Personal Education Journey (PEY) program, which emphasises experiential learning. This program offers our employees the opportunity to develop the competencies they need in their business and private lives, and is an important step towards preparing for the competencies of the future.

During 2024, 1,450 of our employees successfully completed the personal training journey program, which was enriched with 36 topics determined in line with Turkcell strategies and future competencies, with 1,450 face-to-face and 1,200 remote participation.

The PEY program is designed to offer our employees a personalised learning experience by giving them the autonomy to choose their own training. This initiative contributes to the professional development of Turkcell employees, enhancing their competencies and contributing to the success of the business.

Leadership Development Programs

At Turkcell, we specialize in designing leadership development programs that prioritise people and the future. We

take a tailored approach, considering the unique needs, responsibilities and impact of each leader within their respective roles. Our programs empower leaders to make strategic decisions that shape the future, discover new opportunities, develop strategies with a holistic vision and effectively implement these strategies by integrating them with business goals. These programs are designed with level-specific methods in line with a common focus for leaders at all levels, and are based on an experiential learning approach that supports individual and organizational transformation. Leaders develop permanent skills through learning processes supported by practices that transform theory into practice and experiences gained in real business scenarios.

In 2024, we renewed our Leadership Development Programs in line with the strategic goals of our company. We designed our programs with a focus on building a common language and leadership culture. In this regard, we have collaborated with international business schools, domestic universities and our development partners to create programs that enable our leaders to effectively manage their teams in uncertain environments, add value to the organization by crossing borders and benefit from experiential learning solutions that strengthen the 'we' consciousness while supporting strategic integrity.

During 2024, 562 leaders participated in these programs, making a significant contribution to both their leadership journeys and Turkcell's strategic goals for the future.

University Collaborations

By signing major projects to add value to Türkiye, we are able to establish university collaborations with the aim of training qualified personnel for the sector. We bring together our university students, who will shape the technologies of the future, with Turkcell's experts in communication networks, computer networks, financial technologies, wireless network technologies, introduction to cyber security, penetration testing, marketing analytics and ERP systems. We also organize certificate programs for university students, equipping them with the skills they need to excel in their future careers. These collaborations provide a valuable opportunity to transfer our expertise and vision in current technology and business areas to university students. These events bring together our employees, who have experience and knowledge in their fields, with students who wish to shape their careers. This contributes to the brand value of our company while helping our university students in their career choices.

In order to support Turkcell employees in their career journeys and academic development, we conducted master's and doctoral programs with 7 different universities. A total of 72 employees participated in 7 different master's and 2 doctoral programs, covering the fields of Business Administration, Information Technologies, Technology and Innovation Management, Information Law, Business Management, Engineering Management, Computer Engineering and Management Engineering. These programs were designed to contribute to the development of both our company and our country by enriching the academic theoretical knowledge in universities with current practical knowledge in the world of technology.

Future Talks

In the Future Talks seminars we organize for Turkcell, we bring together all Turkcell employees with researchers and practitioners who set global examples in their respective fields. In 2024, we held seminars on Quantum Technologies, Artificial Intelligence Technologies, 5G, Cyber Security, Techfin, Metaverse, Digital Broadcasting and OTT, Digital Transformation and RPA. In addition, we organized seminars on safe structures, psychological safety and disaster preparedness of our locations for Turkcell employees during the disaster period.

Mentoring

The internal mentoring program is designed to foster the professional and managerial skills of volunteer mentees, while also promoting a unified management culture within the Turkcell Group Companies. This program enables volunteer mentors to share their experiences in a trusting and independent environment, free from hierarchical constraints. In 2024, 210 mentors and 390 mentees participated in the mentoring process, fostering a collaborative and supportive environment.

At Turkcell, we are committed to adding value to the ecosystem by offering mentoring support to young people and women aspiring to careers in science, technology and engineering. Our goal is to facilitate their professional development. In 2024, we provided mentoring support to 214 individuals within the ecosystem, guiding their professional development.

TEV

We held the 'Future of the World, World of the Future Development Program' with 519 TEV scholarship recipients, who are outstanding students from universities in 81 provinces of Türkiye.

210 mentors

390 mentees

participated in the mentoring process, fostering a collaborative and supportive environment

We held the 'Future of the World, World of the Future Development Program' with

519

TEV scholarship recipients

Organized for the second time this year, the program, which consists of 3 modules and 2 experience rooms, offered a 6-month development opportunity with various activities such as live virtual classes, digital content and hands-on experience sessions. This program, designed to support TEV's new graduate scholarship recipients in taking their first steps in their careers, aims to guide young talents at the beginning of their business life and equip them with sectoral experiences. The program has been meticulously designed to provide personal development and technical training, and is divided into 3 modules: 'Hello to Business Life', 'Invest in Yourself' and 'Improve Your Technique'. The program has been meticulously designed to equip students with the competences required for the 21st century and to refine their multidisciplinary working skills. A total of 140 participants successfully completed the program and were awarded a Turkcell Academy participation certificate. Furthermore, five TEV scholars who completed the program with 100% success were given the opportunity to participate in mentoring sessions with Turkcell executives.

Academy Trainer Development Program

We consider the contribution of skilled Turkcell employees, who add value to our training processes with their in-depth expertise in various fields, to be of great importance. Consequently, we prioritise the development of our Academy trainers. In addition to their company responsibilities, we offer the Academy Trainer Development Program to enhance the skills of our employees who work as trainers on a voluntary basis. We also share development bulletins that we prepare every quarter to deepen their expertise in their fields.

Number of Turkcell Academy Trainers

2023	2024
607	583

Developers of the Future

Since 2013, we have been providing free software, training, development and earning opportunities through the Developers of the Future Program. In order to improve lives through technology and contribute to the realization of dreams of all segments of society, we are eliminating inequality of opportunities, financial impossibilities, insufficient resources and lack of role models, and we are striving for Türkiye to become a leading country in software development.

With the Turkcell Developers of the Future Platform, Turkcell is working to strengthen Türkiye in the field of technological awareness by offering a range of integrated training and development solutions that add value to society. These include the Investing in Youth, Software for the Future program, the Developers of the Future – Women in AI Program, and the Superwomen of Cyber Security with the Developers of the Future Program.

For 11 years, the Developers of the Future Platform has been offering free Turkish education to all of Türkiye. Our platform has received over 10 million visits to date and has registered more than 300 thousand users. Since the beginning of 2024, the platform has recorded 2 million visits from new users. The platform offers a comprehensive collection of over 100 asynchronous training modules, encompassing a wide range of subjects including natural language processing, machine learning, data science, cyber security, mobile programming, web programming, K12 education, robotic coding, and basic networking. These training materials are also made available to participants prior to our bootcamp programs. To date, we have awarded over 280 thousand certificates to 500 thousand participants enrolled in our training programs.

The platform's forum provides a space for users to seek answers to their queries from expert trainers, while also facilitating the exchange of information among members. In addition, the platform includes blogs with valuable content created by experts in the field of software to provide information about current developments and share their experiences.

Strong Talents Coding the Future

As a leading institution in Türkiye's software and technology ecosystem, we implement comprehensive training programs to promote greater involvement of young people and women in the field of technology. As part of our commitment to empowering individuals, we offer a range of educational programs in the fields of software, cyber security and artificial intelligence. These programs have a significant impact, reaching and supporting thousands of individuals.

As part of our Investing in Youth, Software for the Future program, we have successfully employed 168 graduates at Turkcell Group since 2021, offering comprehensive technical training and personalised mentoring support. This program has covered a wide range of topics, including Java and UI/UX, and has facilitated connections between participants and industry professionals.

The Superwomen of Cyber Security program was initiated to encourage greater female participation in the cyber security sector. The program offered 120 hours of experience-oriented training to 100 female participants. The volunteer trainers, who were selected from our program graduates, have provided Information Security Awareness training to more than 2 thousand students to date, thereby creating a significant awareness in this field.

Launched in 2024, our Developers of the Future – Women in AI program is designed to equip women with the necessary skills and knowledge in the fields of artificial intelligence and machine learning. The program has attracted significant interest, with 17 thousand applications received, and we provide comprehensive guidance to our participants, offering both basic and advanced training, as well as mentoring support and patent awards.

As part of our Developers of the Future Turkcell program, we have launched a series of training initiatives to ensure that not only our engineering teams but also all our employees master technology. These training programs, which focus on non-technical competencies, include training in Python and Cloud technologies.

Distributor Development Program

In order to develop strategic business partnerships for Turkcell, we implement leadership, functional expertise, technology and people-oriented training and development programs for all employees. These programs are organized with the participation of many different teams, such as sales, human resources, finance, marketing, technology, law and customer services. The objective of these programs is to enhance the utilization of data, refine financial analysis capabilities, and ensure optimal customer satisfaction outcomes.

BEST Knowledge Level Assessment Exams and Experiential Learning Program

In order to assess the sales-oriented awareness, knowledge and experience of managers and communication consultants working in Turkcell Dealer Sales Channels, we conduct knowledge measurement exams, known as BEST, on a quarterly basis. These exams encourage our field teams to use information resources such as Extra Jet, and we compile comprehensive reports by analyzing their knowledge levels on the basis of person, store, province, region and subject. The results of these analysis are then used to inform the organization of training in areas where employees need development. This process enables us to increase development awareness by identifying knowledge level differences between teams. As a result, we contribute to both employee satisfaction and positive customer experience by creating a more qualified and knowledgeable sales team.

The integration of BEST Program scores within the Atmosfer-Stars Performance System fosters a positive competitive dynamic among our employees, enhancing their overall productivity. To reward team members who excel in each exam period, we include them in training programs that develop their competencies in retail and merchandising using an experiential learning approach. We offer our participants the opportunity to learn the history of trade by observing it and reflecting it on their performance in the field with the training we organize in cities with deep-rooted cultural history such as Konya, Bursa and Mardin. The BEST program continues to support the development of our sales teams on both individual and team bases.

Dealer Certification Program

The 'Technology Retail Certificate Program', initiated to provide the best experience to individual and corporate customers receiving services from Turkcell service points, has been successfully renewed every year since 2016 according to the competencies of the future. The program's objective is to equip the sector with a skilled workforce that aligns with Turkcell's corporate culture, mission, and vision, while keeping pace with technological advancements. As of 2024, 99% of our employees in the dealer channel have successfully completed the program and obtained a certificate. Within the scope of this program, we assess employees' technical knowledge and skills, as well as their competencies, through development center application tools. We then provide support for their professional development through comprehensive training programs that are tailored to the specific needs of field employees.

In 2024, we launched the 'Super Stars Certificate Program', exclusively for our top 150 store employees among Turkcell store and dealer employees. These employees must have been certified for two years and successfully completed the certificate renewal process. In this context, our employees received a total of 42 hours of training from distinguished professors of Istanbul University on six main topics, including technology trends and digital transformation, consumer behavior and basic marketing, communication, relationship management and personal image, individual leadership and awareness, basic finance, sustainability and environment. This training has enabled our employees to make significant progress in their leadership journey.

Safe and Healthy Work Environment

At Turkcell, we consider the health and well-being of our employees to be our most significant responsibility.

In this context, we organized 25 seminars to raise health awareness throughout 2024. During Breast Health and Awareness Month, we conducted health checks on 30 employees, and in September, we promoted healthy living by conducting 336 eye examinations. At the same time, 27 employees participated in a blood donation initiative in collaboration with the Red Crescent. We provide a comprehensive range of services to our employees and their families, including psychological support, nutrition guidance, educational resources and laboratory facilities. Notably, we have 3 equiped lactation rooms to support breastfeeding mothers. We also contribute to the quality of life of our employees by providing expert consultancy services on pet and plant care.

We are proud to say that our Occupational Health and Safety Policy (OHS) is fully compliant with the Occupational Health and Safety Law No. 6331 and the ILO-OSH 2001 standard. We are dedicated to this commitment, as demonstrated by our ISO 45001 Quality Management System certificate. In addition, we stipulate compliance with Turkcell's OHS standards, as well as legal requirements, in our supplier contracts. We can confirm that these standards are clearly presented on our corporate website to all our stakeholders.

In 2024, we held 75 OHS board meetings throughout the company and conducted 4,810 OHS audits in network operations. During the period, we organized 32 emergency drills, and according to the results of these drills, we were able to quickly resolve any negative issues identified.

In accordance with Law No. 5188 on Private Security Services, we are committed to upholding the highest standards of physical security within our buildings and facilities. All of our security team members undergo comprehensive vocational training as well as information specific to Turkcell's operations prior to the commencement of their duties.

As Turkcell, we conduct our relations with our suppliers in the field of occupational health and safety (OHS) in accordance

with the legislation. Although our business partners, defined as 'Contractor' and 'Subcontractor' in our contracts, do not adhere to the OHS schedule as required by legislation, we closely monitor the performance of our 'Third Party' companies that provide cleaning and security services according to OHS standards. In 2024, we calculated the accident severity rate of these companies as well and included them in our reports.

During the course of 2024, no occupational diseases or fatal work accidents were reported at Turkcell or any of our group companies. It should be noted that deaths caused by natural causes are not recorded, as this is not a legal obligation. We remain committed to our zero-accident goal and prioritise the safety of our employees.

Our objective is to enhance the well-being of our employees by minimising noise levels in our workplaces. To this end, we have implemented a range of measures in our offices and data centers. Acoustic panels and double-glazed windows are used for sound insulation, and in data centers, the sound generated by equipment is minimized with the use of insulation materials. We provide our employees with a noise-free environment by creating quiet working areas. We adhere to legal noise limits through regular measurements and replace older, more noisy equipment with newer, quieter models. In addition, we minimize environmental noise pollution by incorporating natural sound-blocking plants into the landscaping of our plazas.

Our T.Life mobile application facilitates continuous communication with our employees regarding OHS matters. We expect all our business partners to comply with Turkcell Occupational Health and Safety Policy, and we guarantee this commitment through our labor contracts. Our dedicated OHS experts meticulously analyze occupational accidents and OHS data, conduct comprehensive statistical studies following accident reports, and regularly present this data to our senior management.

Conducted
4,810
OHS audits

We organized
32
emergency drills

Accident Frequency Rate

	2022	2023	2024
Female	1.2	1.68	1.50
Male	1.14	1.29	1.37
Total	1.18	1.43	1.74

Accident Severity Rate

	2022	2023	2024
Female	0	0.48	0.43
Male	1.46	0.26	0.25
Total	0.67	0.34	0.26

Number of Occupational Accidents

	2022	2023	2024
Female	8	7	7
Male	7	10	12
Total	15	17	19

Workdays Lost Due Occupational Accidents

	2022	2023	2024
Female	0	2	2
Male	9	2	63
Total	9	4	65

Number of Health Examinations for Recruitment

	2022	2023	2024
Total	854	646	789

Number of Periodic Health Examinations

	2022	2023	2024
Total	1,080	564	1,326

	2022		2023		2024	
	Female	Male	Female	Male	Female	Male
Number of third-party work accidents	0	1	2	3	0	0
Third-party accident frequency rate	0	12.5	16.9	3.18	0	0
Number of working days lost as a result of third-party occupational accidents	0	0	3	5	0	0
Third-party accident severity rate	0	17.4	24.29	5.31	0	0

*The Accident Frequency Rate, which we use in reporting, expresses the number of occupational accidents occurring in 1 million working hours in a certain period of time. It is calculated as follows: Accident Frequency Rate = [(Total Number of Accidents in a Year / Total Working Hours) * 1,000,000]*

*Accident Severity Rate refers to the number of days lost due to work accidents occurring in 1 million working hours in a certain period. It is calculated as follows; Accident Severity Rate = [(Total Lost Working Days in a Year / Total Working Time) * 1,000,000]*

MANUFACTURED CAPITAL

We recognize the importance of a reliable, fast and wide coverage network for delivering a superior customer experience.





11,658
base station sites with risk assessment

6%
network traffic (internet) increase rate

10,387
tower portfolio

99.87%
Data Accessibility Rate

Fiber internet speed up to
10
Gbps

82%
network virtualisation rate

Up to
1.6
Gbps 4.5G speeds



Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2023 Performance	2024 Performance	Target Towards Current Status
Increasing the number of base station sites with risk assessment	10,800	14,800	28,000	12,037	12,602	↑
Increasing the number of processes improved as a result of risk assessments carried out at base station sites	14,000	16,000	23,200	13,306	13,419	↑

We recognize the importance of a reliable, fast and wide coverage network for delivering a superior customer experience. To this end, we are continually upgrading our infrastructure through investments, R&D activities and innovative technological solutions.

At Turkcell, we are committed to leveraging cutting-edge technology infrastructures and developing local technologies within our sector, particularly in the context of rapid technological advancements. With this vision, we contribute to the digital transformation of our country, while steadily increasing our revenues with our increasing service quality.

In 2024, we contributed to Türkiye's digital infrastructure by connecting an additional 233 thousand households with our fiber infrastructure. Thanks to our expanding fiber infrastructure, we are increasing the number of fiber-connected base stations and further strengthening our mobile network. We effectively manage network traffic and maximise our efficiency with the investments we make and the technology applications we develop, in order to meet the exponentially increasing digital needs of our customers. We are proud to offer highly efficient solutions to our customers without compromising our service quality even during peak network periods.

Network Traffic (Internet) Increase (Rate in bandwidth)[15]

2019	2020	2021	2022	2023	2024
38%	76%	8%	27%	12%	6%

[15] Total data volume: mobile and fixed

Strong Infrastructure

Thanks to our manufactured capital, we continue to invest in our infrastructure with the aim of adding value to our customers' digital journeys, and to offer one of the fastest 4.5G services in the world by establishing a strong access network with our rich frequency resources.

As Türkiye's largest data center operator, we conduct our operations with the goal of "keeping Türkiye's data in Türkiye" and support the creation of added value for the national economy by prioritising domestic production equipment in the procurement of our network equipment.

We are focusing more on our fiber infrastructure investments in order to deliver fast internet and high service quality to more households. With these efforts, we play a pioneering role in digital transformation by offering solutions to the needs of our individual and corporate customers.



Strong infrastructure and superior service quality

Drawing on 30 years of telecommunications experience, we are committed to delivering reliable and efficient service to our customers through our advanced digital capabilities and robust financial management. Our robust infrastructure and commitment to service excellence are pivotal to the success of both Turkcell and our stakeholders. In line with this vision, we closely follow the latest technologies, developing and implementing world-class applications in our country.

As well as supporting national development through our contributions to domestic technologies, we also represent our brand on the global stage by participating in international projects. As Türkiye's largest data center operator, we offer environmentally friendly data centers equipped with modern technologies, prioritising energy efficiency and providing innovative technological solutions, serving not only our country but also the countries in the region. This approach demonstrates both our leadership in technology and the strength of our regional influence.

We manage our base stations in accordance with values that exceed national and international standards, reflecting our commitment to environmental and public health priorities. While optimising our network infrastructure with the aim of providing the best service to our customers, we always prioritise both our environmental and social responsibilities.

Mobile Network Infrastructure

Our mobile network infrastructure consists of base stations and technological equipment designed in an intelligent and flexible architecture for coverage and capacity management. Thanks to the coverage and capacity solutions we provide with our base stations, which form the basis of our telecoms business, we are constantly making improvements to increase the accessibility and durability of our services.



Base Stations

We manage our base stations equipped with the latest technologies within a framework compliant with national regulations and international standards, prioritizing the protection of public health and the prevention of visual pollution.

The base stations in our network are equipped with the most advanced features to showcase the capabilities of the technology we offer. In addition, thanks to the increasingly compact size of our base stations, which can offer multi-technology and multi-band support, we manage their environmental impact in an optimum way by being eco-friendly manner with lower energy consumption.

In order to ensure the safety of our base stations and field teams, we carry out regular risk assessments and aim to minimize risk factors by making improvements with the results obtained from these processes. We recognize that occupational health and safety risks, including working at heights, electrical works, excavation activities and vehicle use, may be encountered in our field operations. We are able to take measures in a proactive way thanks to the working principles and action plans that have been established in this context.

As of 2024, we have inspected 5 thousand sites, prepared risk analysis forms for 700 sites and revised and repaired 100 sites to provide healthier working conditions. These meticulous efforts are aimed at ensuring that our sites are safe areas for both our employees and our environment.

In addition, we ensure that base station sites are efficient, healthy and environmentally friendly by considering the harmony of human, environment and telecommunication dynamics throughout the country with the 'Network Technologies Geographical Risk Analysis Reports' we have developed. These reports support our operational processes by contributing to easier and more effective planning of field work periods.

Base Stations and Public Health

As a company, we prioritise public health. We therefore ensure that the electromagnetic field intensity values of our base stations are kept below the limits set by the Information and Communication Technologies Authority (ICTA). These values are based on the limits adopted by the World Health Organization (WHO) and set by the International Committee on Non-Ionising Radiation Protection (ICNIRP), and are set at lower levels in accordance with the precautionary principle. Research indicates that radio signals at or below the ICNIRP limits are not harmful to human health. The electromagnetic field limits applied in Türkiye are set at 70% lower than ICNIRP's global standards, in a more cautious manner, and only 20% of these limits are applied to each device. Furthermore, these values in our country are determined with a stricter sensitivity that corresponds to approximately 20% of the limits applied in European Union countries.

We comply with the regulations published by the ICTA in the installation and inspection processes of our base stations. Prior to installation, all details regarding power values, antenna specifications, location and environment are reported to the ICTA for approval, after which our base station sites are installed and commissioned. When our network starts to provide service in the field, electromagnetic field (EMR) measurements are carried out within the first week by independent organizations accredited by the ICTA, and the results are submitted to the ICTA. In addition, the ICTA conducts regular inspections and measurements at the sites to ensure compliance with safety standards. A key requirement is the absence of any living areas within the 'Safety Distance' around the base station, and the configuration of the stations to ensure they do not exceed limit values. In the event of non-compliance with BTK criteria, sites are silenced and serious sanctions, up to and including dismantling, are applied when necessary.

We evaluate our impacts on public health with the utmost sensitivity and work meticulously beyond the criteria set by the relevant legal authorities. The fact that throughout 2024, we have not experienced any criminal proceedings or negative incidents related to the health impacts of our products and services is an indication of our sensitivity in this area.

Towers

Global Tower, Türkiye's leading tower company and one of our subsidiaries, operates in three countries. Global Tower provides a range of services to customers in the telecommunications, radio and TV, internet service provider, energy and public institution sectors. These include tower leasing, build-sell and maintenance. The company has recently started to offer solutions in the field of satellite services, as part of its end-to-end service approach. Global Tower currently offers closed circuit satellite services at over 2 thousand points through its own infrastructure with geographical redundancy, and aims to increase its product range and service diversity by following the trends in the satellite industry.

As of the end of 2024, Global Tower has a tower portfolio of 10,387 towers, portfolio distribution is as follows;

Türkiye: 9,436 (owned: 5,004, right of use: 2,175, contract management: 2,257)

Belarus: 836 (right of use)

TRNC: 115 (right of use)

Telco Cloud

The work completed to date has resulted in a 82% growth in our mobile and fixed core network functions within the Telco Cloud infrastructure. The virtualisation transformation has enabled us to achieve efficiency in our investments and operations by leveraging a common cloud infrastructure for network applications. This allows us to more easily apply the opportunities provided by emerging cloud technologies to our network. In addition to our VM (Virtual Machine) based Telco Cloud infrastructure, we are continuing to expand our Container Platform infrastructure with new network services. This infrastructure allows us to seamlessly integrate next-generation network functions into our network, while maintaining the ongoing Telco Cloud transformation to ensure compatibility with 5G technology.

Innovative IP and Transport Network Applications

The latest high-capacity and innovative data transmission capabilities have been developed to help manage the increasing volume of network traffic at the IP and Transport layer.

In this context, we are proud to announce that we have achieved a significant milestone in our network, marking the longest distance in the world in this field. This was achieved by performing a test at 800Gbps speed over a distance of more than 2,500 km in the Transport network. Furthermore, we successfully connected 800Gbps interfaces at the IP layer over a 1.2 Tbps carrier for the first time in the world. We also realized an end-to-end 800Gbps access application, including IP and Transport layers.

Connected Vehicles and Mobility Solutions

As vehicles such as cars and trucks have become connected in recent years, we have received requests from our corporate customers to connect in this direction. Accordingly, we are completing our integrations so that the SIM profiles of connected vehicles can work integrated with our network in accordance with the new regulations in Türkiye. As a result, we are well positioned to provide services such as telemetry data required by vehicle manufacturers, in-vehicle information, entertainment and HD voice services desired by end-users, and B-Call and C-Call, which enable special customer services to be called from vehicles.

In this context, the production and remote download of multiple eUICC profiles was successfully implemented for the first time in Türkiye in 2023. Technologies such as autonomous driving via 5G are also being tested with various vehicle manufacturers. As part of the TOGG launch, the camera data received from the vehicle was for the first time subjected to image analysis on Turkcell's servers, and the user's emotions and situation were assessed.

In 2024, we have completed our work on remote SIM downloading in accordance with GSMA's M2M (SGP.02) and Consumer (SGP.22) standards, and have started to offer this technology to different vehicle manufacturers. These significant advancements underscore our ongoing commitment to shaping the future of connected vehicle technologies and delivering cutting-edge solutions to our valued customers.

One Number Service

In 2022, Turkcell customers were able to receive calls and data services with their wearable devices with cellular support (Apple Watch) even if their phones were not with them. In 2024, we implemented this application for Samsung and Huawei Watch devices, again for the first time in Türkiye, and exclusively at Turkcell.

Service Operations Center (SOC)

Turkcell Service Operations Center (SOC) is dedicated to maintaining infrastructure and service continuity at the highest level 24/7. We consider it a critical priority to identify potential failures in the network and services in advance and to produce permanent solutions through preventive actions in order to provide the highest quality service to our customers.

While the need for immediate intervention and error-free operation to ensure service continuity increases every day, our rapidly growing and complex network and the number of devices and services under management require more human resources. The Zero touch transformation, enabling complete and end-to-end automation of network and service management, has become a critical requirement for rapid service delivery and ensuring the economic sustainability of the wide range of services offered by digital service providers.

Thanks to the digitalisation efforts we initiated in previous years, we have succeeded in automating a large portion of our access network monitoring and fault notification activities. We have encouraged innovation through Hackathon events and developed mobile application solutions to increase service continuity and make our operational processes faster and more error-free. These solutions not only enhance our operational efficiency but also play a pivotal role in the process of spreading our digitalisation culture.

By engaging proactively with international platforms, we are making steady progress towards our goal of shaping global standards and becoming a leading operator in the field of Zero Touch transformation. In this direction, we have initiated our infrastructure DevOps transformation efforts in

cooperation with global solution provider technology companies. Following the implementation of these measures, our objective is to set the standard within the sector by offering our customers a faster, more reliable and uninterrupted service.

Investment in Domestic Equipment

In line with our mission to create value for our country, we are supporting Türkiye's technological development and digitalisation process with our efforts to develop domestic technology and equipment. We continue to make a difference in the market by applying innovative technologies that have not been used in Türkiye before and that bring efficiency to our infrastructure.

We actively share the knowledge we have gained from our involvement in international platforms with domestic and national product developer companies in the technology ecosystem of our country, leveraging our combined experiences. This approach enables us to provide guidance and support to our companies, helping them to develop competitive products that meet expectations in a timely manner.

Our localization approach involves the execution of development projects in cooperation, in addition to our ongoing support for the advancement of domestic products, aligning with the level of today's 4.5G technology and future generation technologies such as 5G.

We are playing an active role in localization efforts in a variety of areas, including 5G base stations, core networks, radio-link, management system software, virtualisation platforms, base station antennas, energy products, and cyber security software. These efforts are supported by numerous projects and collaborations, particularly R&D projects funded by the Ministry of Industry and Technology, the Ministry of Transport and Infrastructure, the Information and Communication Technologies Authority (BTK), and TÜBİTAK.

Finally, we are continuing to work on the development of domestic 5G infrastructure with the companies participating in the R&D Support Program, which was opened by the Presidency of Transport, Maritime Affairs and Communications Research Center (UDHAM) in April 2023

and launched on November 21, 2023. By signing cooperation agreements with companies, we have developed the following: 700/800/900/900 MHz Remote Radio Unit (RRU), 1800/2100/2600 MHz Remote Radio Unit (RRU), Baseband Unit (BBU), Central Unit/Distributed Unit Software (Central Unit/Distributed Unit-CU/DU), Core Network (Package). We continue to collaborate closely with our domestic manufacturers on key topics such as Mobile DPI (Deep Packet Inspection), Virtualisation and End-to-End Orchestration, Cyber Anomaly Detection (2/3/4/5G), Data Masking, 5G Element Management System (EMS), Integrated 5G Cognitive Network Management Platform. In our Telco Cloud infrastructure, we are committed to increasing our high-capacity domestic server investments.

Strong Fiber Infrastructure

At Turkcell, we are committed to facilitating universal access to the internet by offering fast, reliable and comprehensive services to our customers. Building on our existing fiber backbone in 81 provinces across Türkiye, we are committed to investing continuously to bring real fiber internet to homes all over the country by launching a fiber mobilisation. In 2024, we successfully extended our fiber infrastructure to 233 thousand more households, bringing the total to 6 million households. We are aware of our responsibility to expand our infrastructure at a time when the need for internet and access to information is increasing.

Our advanced fiber infrastructure, reinforced with cutting-edge technologies, enables us to deliver internet access with speeds of up to 10 Gbps, utilizing the globally accepted G-PON/XGS-PON technology. According to Speedtest data, the average fixed internet speed in Türkiye is 48.01 Mbps, and we continue to connect our customers to the internet at world-class speeds. In 2024, the share of customers who preferred our fiber tariffs with speeds of 100 Mbps and above in total fiber exceeded 41%. In areas where fiber cannot reach, we provide solutions with our Superbox product, which offers internet at fiber speed over our mobile network. We are proud to reach more than 680 thousand users with Superbox, which provides same-day installation convenience.

We are pleased to offer our corporate customers special solutions to support their digitalisation. As the first operator to launch our SD-WAN service, we offer security and access services with a single service. We enhance the efficiency of our customers by creating solutions that address increasing costs. In addition, we continue to meet the changing needs of our corporate customers with our services that include the latest technologies such as Enterprise Wi-Fi. Our Wi-Fi services include innovative solutions such as SMS integration, logging and Wi-Fi 6 technology.



Network Virtualisation Rate (%)							
2018	2019	2020	2021	2022	2023	2024	2025 Target
18%	41%	51%	60%	65%	73%	82%	90%

Powerful Spectrum

As Turkcell, we hold the largest spectrum license for mobile communications in Türkiye. With 34% and 68% more spectrum resources than competing operators, we are able to offer our customers superior service quality. The rapid technological transformation in the telecoms sector and the high cost of infrastructure investments require us to plan our spectrum strategy in a future-proof and technology-neutral manner.

Our broad spectrum resources have proven the quality of our service, with a maximum speed of 1.6[16] Gbps in the currently widely used 4.5G technology, and we aim to maintain this success in 5G technology.

In addition to national projects supported by TÜBİTAK, we have also undertaken various international projects as part of our R&D activities. We have included 5 new projects to our R&D projects in the Horizon Europe and SNS (Smart Network and Services) programs funded by the European Union, bringing the total number of ongoing active projects to 12. In these projects, we are focusing on 6G-oriented projects and applications in 2024, with the vision of being the designer and implementer of these trends that will transform both our own sector and vertical sectors in the near future. We conducted R&D studies in which we aim to develop innovative solutions on the national/international platform.

In addition, we play an active role in international standard-setting and supporting organizations in order to closely follow developments in the industry, contribute to critical issues and steer technological transformation. In this context, we have directly contributed to the shaping of the industry by being appointed to critical leadership positions thanks to our achievements in a short period of time:

- We were among the founding members of the Focus Group on Artificial Intelligence for Telecommunication Networks (FG-AI4NN) established within the International Telecommunication Union (ITU) and assumed the chairmanship.
- Under the umbrella of the Turkish Standards Institution (TSE), we established a mirror committee in cooperation with TÜBİTAK and assumed the chairmanship of the committee.

It is also among our priorities to transform the know-how and technical gains we have achieved as a result of these comprehensive studies into scientific outputs and intellectual property rights that guide the sector. In this context:

- We protect our technological innovations by increasing our patent applications.
- We contribute to the academic literature with our articles published in prestigious journals scanned in the SCI index.
- We continue to share information by making presentations and poster presentations at the most prestigious conferences of the sector.

At Turkcell, we are committed to the continuous development of our global cooperation ecosystem, which includes strategic partnerships with R&D centers, universities, technology suppliers, and leading industry players in various sectors. In addition, in 2023, when international publication and intellectual property acquisition targets were pursued more focused, Turkcell 6GEN-LAB project, entitled to be funded within the framework of TÜBİTAK 1515 (Pre-Specified R&D Laboratory Support Program), started to provide outputs in the light of innovative R&D activities.

[16] *This value is an upper limit and refers to the theoretical peak values. The actual speed that customers experience may be influenced by various factors, including the terminal's maximum support capacity, its location relative to the base station, the configuration of the base station, the current traffic density in the network, and the number of subscribers receiving service from the field.*

Refarming

In the light of the increasing 4.5G data traffic, it is necessary to increase the spectrum resource allocated to 4.5G technology. To this end, we are planning and implementing inter-technology refarming activities in line with our strong and flexible spectrum strategy. By the end of 2024, 43% of our 4.5G capacity installed in the network was from the 2100 MHz band, which was previously allocated to 3G and refarmed to 4.5G. This strategic move has enabled us to enhance our network capacity, thereby addressing the mounting demands of data usage and enhancing the customer experience.

High-speed, high-quality, inclusive services and access to information and the Internet for all

We are committed to investing in and enhancing our network and infrastructure to deliver faster, more inclusive and higher quality services to our customers. We maintain our high network accessibility, with a data availability rate of 99.917% calculated on the basis of traffic loss in our mobile network and a low interruption rate of 0.301% in mobile voice calls

Data Centers

Our commitment to keeping Türkiye's data in Türkiye has enabled us to maintain our leading position in data center operations.

Our 7 data centers, 4 of which are new generation, offer a total of 36 thousand square metres of white space with an active installed capacity of 46.7 MW. As the leading provider of digital transformation services in Türkiye, we offer storage and cloud services to approximately 4 thousand corporate customers, providing cost advantages and helping them increase their operational efficiency. We ensure business continuity by providing 24/7 uninterrupted service, and in extraordinary situations, we solve problems within seconds with the remote support of expert Turkcell engineers. In 2024, we completed the construction of the 3rd module at Ankara Temelli Data Center, and we aim to complete the 2nd module of the European Data Center in the first quarter of 2025. We also aim to complete the 4th module of the Temelli Data Center and the 3rd module of the European Data Center in the 3rd quarter of 2025. In 2025, we plan to start construction of the 5th (the last one) module of the Ankara Temelli Data Center. We will continue to make the necessary investments in our data centers at full speed in order to consolidate our leadership further. In addition, in 2024, we established TDC Veri Hizmetleri A.Ş. to operate in the fields of data processing, data analysis, data storage, server hosting, server rental, cloud solutions and computer programming.

We attach great importance to cyber security, which is one of our top priorities in our data centers, and we invest in domestic technologies. In today's complex cyber threat environment, our layered cyber security approach is critical. As Turkcell, we offer our customers 24/7 managed services in our data centers with our virtual and physical cyber security services.

Our new generation data centers in Ankara-Temelli, Kocaeli-Gebze, İzmir and Tekirdağ-Kapaklı (Europe) were constructed to the highest possible earthquake level, with the system rooms built to 120 minutes fire resistance. Solar panel applications in our data centers in Ankara and Tekirdağ resulted in 2 GWh of solar electricity being generated in 2024.

With our LEED (Leadership in Energy and Environmental Design) Gold certified data centers, we aim to set a pioneering example in technology and environmental impact.

We offer services at global standards in our data centers with many international certificates: ISO 27001, ISO 9001, ISO 20000, ISO 50001, ISO 10002, ISO 22301, ISO 45001, ISO 27017, PCI-DSS, ISAE3402. ISO 50600 Design certification has been obtained for our Temelli and European data centers, and Operation certification studies are ongoing. We have Uptime Institute Tier III Design and Facility certificates in our new generation data centers (Gebze, Temelli, İzmir, Europe). In addition, we have Uptime Institute Tier III Operational Sustainability Gold certificate in our Gebze and Temelli data centers.

In light of the significance we attribute to domestic production and localization in technology in the construction of our data centers, we are committed to enhancing our localization rate in the data centers we build.

Data Centers	Localization Rate
Gebze Data Center	50%
İzmir Data Center	50%
Ankara Data Center	65%
European Data Center	75%



INTELLECTUAL
CAPITAL

We believe that an innovative business culture based on strong performance in systems, processes and technology is necessary for our strategic initiatives and business model to achieve the most efficient and effective results.







1,712
R&D employees

4,820
patent applications

74
incubator company co-operation

8
city hospitals for which we provided technological infrastructure

12.5
million customers using chatbot

Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2023 Performance	2024 Performance	Target Towards Current Status
ISO 27001 Certification	Annual target	Certification renewal	Certification renewal	ISO 27001 Certification renewed	ISO 27001 Certification renewed	→

With a total of 1,712 R&D employees, we transform our corporate culture with innovative solutions that create value, and we adopt the principle of integrating these solutions by our stakeholders.

Continuously Developing Intellectual Capital

We believe that an innovative business culture based on strong performance in systems, processes and technology is necessary for our strategic initiatives and business model to achieve the most efficient and effective results.

Innovation and technology are the main catalysts of sustainable development, which is the most fundamental goal of today's world. Turkcell's intellectual assets are rooted in innovation, unique expertise, entrepreneurial spirit, robust brand strength, and a comprehensive portfolio of products and services. We integrate innovative technologies with our superior digital competencies and analytical capabilities to enhance our products and services. The value created by our technological expansions enables us to produce qualified solutions with commercialisation potential in both national and global markets. Turkcell is committed to developing innovative projects in areas such as artificial intelligence, voice analytics, robot assistants, robotic process automation, big data analytics, blockchain solutions, AIOps/DevOps, cyber security, innovative payment technologies, quantum technologies, 5G and Beyond communication technologies, and to shape the digital world of the future. Our services are developed and continuously improved by our engineers, ensuring that we produce innovative solutions that meet the needs and expectations of our customers. Our close relationship with our customers and our advanced analytical capabilities enable us to offer the right products to the right target audience at the optimum time and price. Our big data analytics applications allow us to provide customised offers to 43.1 million customers.

Innovation and Entrepreneurship

As Turkcell, we are dedicated to maintaining our commitment to the principles of sustainability, creativity and efficiency in our research and development (R&D) activities. We are also committed to developing products, services and infrastructures that take into account the economic, environmental and social impacts that may arise from these activities. We position technology as a fundamental element of environmentally sensitive and sustainable development that enriches human life, and we carry out activities to reduce our carbon footprint while developing our products, services and infrastructures.

Our people-oriented activities are focused on developing high value-added products and services, and transforming our corporate culture through the innovative solutions produced by our 1,712 R&D employees. We ensure that these solutions are adopted by stakeholders in our ecosystem, and we continue to contribute to society and the economy by maintaining our leading position in the telecommunications sector. Our innovative approach, underpinned

by creativity, drives our commitment to continuously enhance our corporate culture. We value the opinions and suggestions of all our stakeholders and adopt an encouraging approach to help them realize their initiatives and innovative ideas.

Thanks to the value created by our technological expansions, we are able to produce qualified solutions in both national and global markets. With the added strength of being the Turkcell of Türkiye, we are realizing initiatives in many sectors in line with our vision of 'service-oriented experience provider'. We are involved in a wide range of activities to support the advancement of technology, including conducting R&D projects in collaboration with universities and technology transfer offices, participating in value-added collaborations with technopolis companies, and contributing to national and international projects that are supported by various entities. Our commitment to technological advancement is further emphasised by our involvement in technical publications, conferences, and training activities aimed at spreading knowledge and expertise in the field. We are at the forefront of setting national and international standards, and we take on leadership roles in working groups for innovative technologies such as autonomous networks and quantum technologies.

In addition to the innovative technology products and services developed in our R&D companies and functions, we share our know-how on their areas of use with our ecosystem in order to support research and technological developments in our country. In this context, we provide intensive mentoring and training support to the Turkcell ecosystem.

	2020	2021	2022	2023	2024
Number of R&D Employees	1,295	1,398	1,285	1,505	1,712

In this reporting period, as different from previous periods, all Turkcell Group companies are included in the calculation of R&D metrics. Therefore, the figures of R&D metrics may differ from the previous period's reports.

In line with our strategic focus, we have also conducted studies with Istanbul Technical University on the Quantum Computer Hardware Information Processing project, and we have collaborated with the University of Edinburgh on joint studies focusing on 6G and AI issues.

606
new national patent applications

Turkcell collaborates with universities and research institutions on numerous R&D projects conducted within the company. Project ideas and needs in line with our strategic focus areas are evaluated, innovative solutions are developed accordingly, and studies that will provide added value at both national and international levels are implemented. For instance, in 2024, we conducted joint research with Özyeğin University on the energy efficiency of data centers. In this project, we pioneered the application of reinforcement learning techniques to determine the most economical air conditioning settings that would not compromise environmental sustainability. In line with our strategic focus, we have also conducted studies with Istanbul Technical University on the Quantum Computer Hardware Information Processing project, and we have collaborated with the University of Edinburgh on joint studies focusing on 6G and AI issues.

We maintain our leading position in the sector by making national and international patent applications within the scope of the innovative products and services we develop. We continue to strengthen our competitive advantage by analyzing current technologies and sector trends. We contribute to Türkiye's technological development by sharing our experience and expertise in intellectual property rights with universities, incubation companies, SMEs and business partners.

Turkcell Technology is the leader in its sector in Türkiye, with 4,820 national and 294 international patent applications and 1,129 registered patents since 2007. In 2024, we filed 606 new national patent applications under the name Turkcell Group.

In order to ensure that Turkcell and the companies in our ecosystem play an active role in international projects, we participate in the boards of two important clusters under the EUREKA umbrella: ITEA4, which focuses on software technologies, and Celtic Next, which focuses on next generation communication-telecom infrastructures. The funding support provided in these projects is evaluated by TÜBİTAK-TEYDEB and contributes to the realization of innovative projects.

We played a key role on a global scale by coordinating international activities and managing national projects in the iCare4NextG-Integrated Care for Next Generations (iCare4NextG-Integrated Care for Next Generations) project. This project was initiated in 2021 and completed in 2024 within the EUREKA-Celtic Next cluster. This project, which involved 17 stakeholders from Canada, Portugal, Hungary, South Korea and Ukraine in addition to Türkiye, aimed to develop an innovative platform in the field of smart health technologies. Turkcell Technology conducted studies in artificial intelligence for cardiological rehabilitation.

	2020	2021	2022	2023	2024
Cumulative Number of National Patent Registrations	714	830	983	1,037	1,129
Number of National Patent Applications	562	585	357	554	606

We are committed to strengthening our international collaborations by increasing our project applications on an annual basis, with a particular focus on the Horizon Europe main program and sub-programs. These are directly supported by the European Commission through substantial grant funding. Thanks to this prestigious program, to which we made 35 applications in 2024, we have the opportunity to develop joint projects with globally valuable companies and produce innovative solutions.

We are committed to fostering the growth and development of innovative projects through our collaboration with incubation companies situated within Technoparks. With the guidance of the Ministry of Industry and Technology, we contribute to the sustainable growth and development processes of these companies, strengthen the ecosystem through joint R&D projects, and pioneer the commercialisation of domestic technologies in our country. In addition, through these collaborations, we create a platform that enables entrepreneurial companies to open up to global markets. In this context, comprehensive studies were carried out with the natural language processing team within the scope of cloning the voice of ALS patients with Voiser company located in Kocaeli University Technological Development Zone.

Our human resources are integral to our R&D and innovation strategies. In this context, we provide academic development opportunities to researchers working in processes. To this end, we enter into program-based agreements with various universities on an annual basis, offering master's and doctoral programs to our employees. We provide financial sponsorship and procedural support to our employees who successfully complete the evaluation process of the program they have chosen.

We also have a Digit Masters program designed to improve the digital skills of Turkcell researchers, to bring digitalisation and agility to processes, and to transform this perspective into a sustainable corporate culture. We collaborate with prestigious institutions such as Boğaziçi University, Istanbul University, LinkedIn Learning and TRAI to increase the digital competencies of our employees. In addition, we facilitate interaction between our employees and the technology community through panels hosted by Turkcell.

In line with our vision of leading the production of new technologies, in 2024, 30 academic, 347 technical publications and 177 national/international presentations, product presentations and speaker participation were made on national and international platforms, many academic panel organizations were managed, and great contributions were made to the dissemination of technology.

	2020	2021	2022	2023	2024
Number of Applications to National and International Funded Projects	9	10	10	8	26
Number of HORIZON Projects Applications	15	9	11	22	35

	2020	2021	2022	2023	2024
Number of TUBITAK Supported University Collaborations	5	5	7	9	18
Number of Collaborations with Incubation Companies	10	11	7	10	17

Turkcell is committed to playing an active role in setting global standards as part of its technology leadership mission. We pioneered the establishment of an artificial intelligence-focused project group within the International Telecommunication Union (ITU) and currently serve as the chairman of this platform, emphasising the importance of artificial intelligence in mobile network integration. In addition, we are leading the establishment of the Quantum Technologies Mirror Committee in cooperation with the Turkish Standards Institute (TSE) and TÜBİTAK with a view to supporting the development of quantum technologies in Türkiye in accordance with international standards. These endeavours underscore Turkcell's commitment to fostering local and national technological advancements, while affirming its leading position on the global stage.

Turkcell offers a range of incentives for employees involved in national and international projects and academic activities in technology-oriented deep research. These activities add value to the sector and society by ensuring individual development and the spread of research and innovation culture.

Value Creation by Use of Open Source Code

At Turkcell, we consider open-source software to be a matter of significant importance. During the design stage of new projects, we conduct comprehensive analysis and trials of open-source software and systems that could potentially replace commercial products. In instances where the suitability of open-source software is confirmed, we make a conscious business decision in favor of its use.

Beyond the advantages of licenses management and cost, open-source systems also contribute to the development of high-quality and secure software, eliminating vendor dependency. At Turkcell, we have successfully implemented numerous significant open-source code transformation projects in recent years. Drawing on the expertise we have gained from these projects, we have expanded our involvement in open source, taking on roles not only as users but also as developers.

In addition, we actively share our knowledge and experience in open-source code with communities, government organizations and the private sector. In this context, we have participated in events such as Open Source Code Conferences and Open Source Software Sector Workshops, and we have published articles and presentations on platforms such as Medium and Geleceği Yazanlar, thereby ensuring that our contributions in this field reach a wide audience.

Paycell R&D Center

Paycell R&D Center is Türkiye's new generation technological finance platform. It carries out innovation-focused research and development activities on payment systems and mobile payment technologies.

Paycell, in line with its vision to lead the sector in the transition to a digital society with distinctive customer experiences and innovative payment solutions, continues to create payment solutions with a quality service approach, continuously creating value for customers and all stakeholders. Paycell, a rapidly expanding techfin entity, has been recognized for its achievements by obtaining the R&D Center certificate from the Ministry of Industry and Technology in November 2022, in conjunction with its strategic investments in technology and innovation.

In line with the R&D Center's ongoing activities, there are currently 10 projects underway, with 1 of these being supported by the European Union (CELTIC-NEXT) since November 2022. In terms of R&D activities, a total of 14 national patent applications have been submitted, 8 of which were made in 2024, and a total of 36 national and international academic publications have been made, 15 of which were made in 2024. In addition, two PhD employees are involved in undergraduate and graduate courses in computer engineering and similar disciplines at various universities.

Since its establishment, Paycell has prioritised research and development (R&D) and technology, demonstrating a commitment to continuous growth and investment. With a team of over 136 researchers and engineers, Paycell is committed to leading research, development and innovation in the techfin sector in Türkiye. Our goal is to set an example for other companies in our country.

Innovative products and services developed through engineering studies carried out in Paycell technology teams are categorised under the following groups:

- Smart payment solutions
- Value-added services
- Artificial intelligence, big data analysis and solutions

In order to ensure the long-term sustainability of Paycell's research and innovation culture, a range of studies are conducted. These include the project life cycle of technological finance, the development of new ideas, university-industry collaborations, personnel training, support for postgraduate studies, applications to national and international funds, and national and international patent applications.



Digital Service Portfolio

Digital Services and Solutions

We are committed to delivering a valuable proposition to our users through our digital services and solutions, while continuously updating our product portfolio to align with user needs. All of the services we produce require different technical infrastructure, skills and expertise. We are committed to providing comprehensive communication services and are equally dedicated to the development and delivery of digital services. This strategy has enabled us to develop numerous local digital services, supported by a team of over a thousand engineers. We have also taken significant steps to strengthen our competitive position in the global market by transforming these digital services into new large companies.

Each of our BiP, Lifebox, TV+ and Fizy brands has been strategically positioned to compete on a global scale. This unique structure enables each brand to continue operating with greater efficiency and focus, leveraging its own distinct organizational framework.

In 2024, we achieved an increase of 13.4% in total Digital Services revenues and 10.6% in digital OTT service revenues. We continue to prioritise unique, active and organic users in our digital services, leveraging a growth strategy that is both sustainable and focused on profitability.

We are at the forefront of society's digital transformation, offering a range of digital services such as video conferencing, email, instant messaging, TV, cloud storage, identity solutions, digital advertising, gaming services and music platforms. These services have been developed by our team of Turkish engineers and software developers. To ensure widespread accessibility to this digital transformation, we leverage our advanced analytical capabilities and continuously enhance user satisfaction by accurately aligning the most suitable services with the needs of our users. We also aim to make a significant contribution to the localization rate in technology with these solutions. In addition to contributing to the national economy through self-sufficient technology solutions, we specialize in designing global brands and technologies that we export digitally from our country to the world. Our primary goal is to contribute positively to Türkiye's economy and reputation by creating economic value through the data security of individuals and institutions in our country and our own data.

Address for Secure Communication: BiP

Developed by Turkish engineers, BiP, Türkiye's instant communication platform, has reached more than 120 million downloads in app markets. The application's objective is to provide comprehensive communication solutions for its users, offering features such as one-to-one and group messaging, call and video call options. BiP offers its users a range of features including information and entertainment content, accessible via the 'Discover' and 'Channels' tabs, the 'Status' tab for sharing daily memories, an 'Emergency Button' for disaster situations, and fun games. BiP caters to a diverse user base, offering services not only to Turkcell customers but also to users of all operators in Türkiye. Notably, all Turkcell customers and Vodafone İletişim Pass users can access BiP without exhausting their data packages.

BiP's primary objective is to deliver an unparalleled experience to its users, underpinned by cutting-edge technology. In 2024, we have made significant advancements to enhance the performance and user-friendliness of the application. These updates include a revamped search infrastructure, the introduction of new features, and the integration of Discover services into our core communication functions. Our commitment to ongoing development and refinement ensures that we remain at the forefront of innovation.

13.4%
digital services total revenue growth

10.6%
Digital OTT service revenue

Open Room for Life with lifebox!

lifebox is a digital platform that facilitates the secure storage and sharing of photos, videos and documents. It offers a personalised experience for storing happy memories safely and easily. lifebox has a global appeal, with users in Türkiye and beyond.

lifebox, a Turkcell technology, is a digital application that serves both Turkcell customers and customers of all operators.The main value proposition of lifebox is its cloud storage functionality, and it also offers the ability to search by person, location, time and objects. lifebox's unique feature is its ability to automatically create stories, albums and collages from photos, ensuring that contact information is not lost in any adverse situation or during a phone change by backing up contacts.

lifebox offers a range of features designed to enhance the user experience, including a file backup feature and the ability to edit online office documents. The 'Free up space on my phone' feature allows users to efficiently free up memory space by removing items that have been backed up both on their phones and on lifebox with a single click.

	2020	2021	2022	2023	2024
lifebox Paid Subscribers (thousand)	910	1,319	1,838	2,133	1,686

🖥 You can access the products, services and detailed information we offer within the scope of lifebox via www.mylifebox.com.

TV Joy is Everywhere: TV+

TV+, Türkiye's first and only digital platform in terms of television viewing experience, is redefining the television industry. TV+, which has become the 'platform of platforms' in IPTV broadcasting with its collaborations with different digital broadcasting platforms, continues to play an important role in the process of digitalising the user experience by enabling users to access the content they want, whenever and wherever they want. Its market share is growing steadily, and TV+ is currently ranked 4th in the IPTV market, with a market share of 18.3% according to third quarter ICTA data.

In addition to its superior technical features that provide ease of use, TV+ is strengthening its archive in sports, series, films, children's programming, documentaries and many other titles, while the loyalty of its users is increasing. In 2024, TV+ users also had access to UEFA Champions League, UEFA European Cup, La Liga, Serie A, UFC and EuroLeague content.

	2020	2021	2022	2023	2024
Number of (IPTV, thousand)	871	1,082	1,282	1,409	1,462

🖥 You can access the products, services and detailed information we offer within the scope of TV+ on www.tvplus.com.tr.

Türkiye's Digital Music Platform: fizy

fizy is a leading digital music platform in Türkiye, offering a personalised music experience to its users. By combining a vast content archive with investments in artificial intelligence, fizy aims to provide a unique and enhanced listening experience. In addition to an ad-free and uninterrupted music experience, fizy Premium users can listen to their songs in high sound quality and view the lyrics, as well as access their content offline. In 2023, fizy expanded its offering to include podcast content, further enhancing its user experience. By teaming up with leading podcast content distributors such as podfresh, podcastbpt, and podbee, fizy has successfully



increased its recognition among podcast listeners, offering special episodes of the most popular podcast series that are only available on fizy. In 2024, fizy further diversified its content portfolio by expanding its podcast investments. While popular podcasts such as 'Musicality' and 'You Definitely Need to Hear This' have attracted significant attention, the company has also introduced a new content type to its users: the videocast experience, with the 'PopBizde' series.

	2020	2021	2022	2023	2024
Number of fizy content (million)	33.5	35.4	43.0	56.3	78.0

Digital Gaming Platform: GAME+

In 2021, GAME+, the gaming brand of Lifecell Dijital Servisler A.Ş., began offering cloud gaming technology in our country through Türkiye servers as part of its collaboration with NVIDIA GEFORCE NOW, the world's most popular and advanced technology cloud gaming platform. This cutting-edge technology allows users to play advanced computer games directly through the cloud, eliminating the need for powerful hardware.

Thanks to GAME+, playing the latest games is as easy and accessible as watching a film online. GeForce NOW, powered by GAME, has attracted significant interest in our country and has reached the highest number of users in Türkiye after the United States of America. GAME+ is undergoing consistent growth, with an expanding game library, investment in technology infrastructure, and an increasing number of subscribers. In addition to cloud gaming, GAME+ aims to become the largest gaming platform in Türkiye and continues to work on new gaming solutions.

İşte Suit

In March 2023, we introduced a new, streamlined approach to our Suit Mail, Suit Drive, Suit Conference and Suit Office services, which were previously offered to our corporate customers separately, by consolidating them into a single portal and management panel on istesuit.com. As of December 2024, more than 2 thousand companies are using İşte Suit with over 55 thousand licenses.

Secure and Uninterrupted Video Conferencing Experience: Suit Conference

Our video conferencing service, which operates from our powerful data centers in Türkiye, enables users to communicate with their business partners and teams around the world 24/7 without interruption and securely.

Suit Conference is a web-based conferencing solution that offers a user-friendly interface and flexible access options. Access is possible via web browsers as well as desktop and mobile applications. The system is hosted in our data centers in Türkiye, which offers a significant advantage in terms of security. In addition, we offer customisable solutions such as the use of custom domain names.

Suit Conference has been developed to meet the remote working and meeting needs of all small and large-scale organizations, especially in the education, public and health sectors, and continues to be an indispensable part of the digital business world by providing secure and uninterrupted connection.

In 2024, more than
2,000
companies are using İşte Suit with over
55,000
licenses.

Eco-friendly and Practical Solutions Through Digitalisation: Digital Signature At Home

Thanks to a new solution developed by Turkcell engineers, customers who want to use fiber, DSL, Superbox and TV+ products can use digital signatures in subscription transactions. This will enable installation teams to do their work 30% faster. This will result in the digitisation of 1,400 tonnes of documents annually, contributing to environmental protection.

A Better Customer Experience with Artificial Intelligence

We are committed to the continuous enhancement and refinement of our products and services through the integration of advanced artificial intelligence applications, developed by our team of skilled Turkcell engineers. We are committed to leveraging artificial intelligence technologies to ensure optimal user experience personalisation and efficiency across our applications and customer services.

In 2020, we committed to using powerful technologies like artificial intelligence ethically and responsibly, and we established 7 principles to which we would adhere. By taking this step, we became the first company in Türkiye to publish the Principles for the Use of Artificial Intelligence. Our Human Rights Policy, published at the beginning of 2021, further underpins our commitment to developing our artificial intelligence and other technologies within the framework of human dignity, fundamental rights and freedoms, contributing to the Sustainable Development Goals (SDGs).

Our analytical solutions team conducts detailed analysis of Turkcell's products, services, tariffs and campaigns, providing data-driven insights to our business units. Through the use of predictive modelling and segmentation studies, we are able to offer the most suitable products and services to the appropriate customer segments, thus contributing to revenue growth and enhancing customer satisfaction. Leveraging advanced analytical trend models supported by artificial intelligence, we ensure the delivery of highly accurate solutions, underpinned by a deep understanding of customer needs.

You can find information about the Artificial Intelligence Usage Principles on our "Digital Responsibility" page on our website.



Chatbot – Turkcell Asistan

Turkcell Assistant is a strategic milestone in our company's digital transformation journey and is an artificial intelligence-powered self-service solution brought to life entirely by Turkcell's engineering vision. This innovative platform is integrated into the Turkcell app platform and plays a critical role in the mobile infrastructure of Turkcell app, our company's digital asset.

Turkcell Assistant, enhanced with AI, eases our customers' daily lives by assisting with hundreds of tasks, including invoice management, international service adjustments, package details, and personalized offers. Its advanced structure is designed to anticipate customer needs, leveraging our analytical capabilities to provide proactive information and suggestions. For instance, when a customer is approaching their package limit or when their current contract is about to expire, Turkcell Asistan automatically provides information and digital guidance to facilitate the completion of transactions. In 2024, our 20 million customers engaged in a total of 79 million chats. Moving forward, we aim to enhance the capabilities of Turkcell Assistant, leveraging our technological expertise to provide even more value to our customers and save them time.

Our chatbot solution is continuously developed also through integrations with our digital platforms, such as BiP, GAME+, lifebox, fizy, TV+ and Platinum, and serves Turkcell Superonline users through special scenarios.

Selfbot, another self-service chatbot platform developed with Turkcell's engineering expertise, has expanded beyond the municipal and education sectors to enter the e-commerce sector. In this context, our Selfbot solution has started to provide 24/7 online support to website users with the integration to the official website of a brand operating in the textile industry.

In 2024, Turkcell Assistant also made a significant contribution to social responsibility projects. In November, applications for the 'Developers of the Future - Women in AI' were received via the assistant. This initiative facilitated over 10,000 successful referrals, effectively broadening the reach of the project.

In the near future, we plan to integrate our chatbot system with large language models and launch our productive artificial intelligence-based studies for both Turkcell's internal dynamics and general user needs.

Our chatbots are also supported by the 'UNDP Gender Responsive Communication Guidelines' and adopts a gender-sensitive and inclusive language. This is an indicator of our brand's commitment to social values.

Voice Analytics - Turkcell Artificial Intelligence Voice

We continue to use our in-house developed artificial intelligence voice technology in various products and processes at Turkcell. This expertise enables us to send voice SMS notifications to our customers, provide voice narration for online trainings from Turkcell Academy, and deliver personalized messages to our employees across various channels. In our call center, we leverage artificial intelligence to enhance customer service. Our AI voice assists customers at various points as a digital assistant. We help match customers with the right packages at the right time by automatically using our AI voice to read package details during call center recommendations. In addition to our existing artificial intelligence voice technology, we have gained the competence to clone a professional voice with only 30 minutes of voice recording thanks to our intensive R&D studies on this subject. This will allow us to serve our customers through different channels with different voices in the coming period.

Image Processing Services and Solutions

Turkcell Digital Verification application, developed by Turkcell engineers within the scope of artificial intelligence studies, performs the control of identity documents with image processing, voice processing and machine learning methods, while providing a secure and effective remote customer acquisition process with face verification technology. In this context, face recognition services developed by Turkcell engineers, liveness control services, speech-to-text services that allow voice confirmation from the customer and OCR (Optical Character Recognition) services that allow digital control of ID card information are used in the digital verification processes carried out through mobile, web and face-to-face channels.

OCR technology, which facilitates digital and automated processing and control of documents in Turkcell's internal processes, contributes to employee productivity by addressing various challenges.

Artificial Intelligence-Based Recommendation Engine

At the point of understanding and meeting the needs of our customers, we benefit from the recommendation engines infrastructure developed by Turkcell engineers to increase the personalised user experience in our applications and communication channels. We provide personalized experiences in fizy and TV+ apps, utilizing AI to present customers with recommendations, related product suggestions, and custom playlists.



Digital Security and Wellbeing

At Turkcell, we are committed to delivering a distinctive digital experience to our customers by continually expanding our product and service offerings in harmony with technological advancements and the evolving expectations of our stakeholders. A core component of this experience is cyber security and digital wellbeing, and we are committed to addressing these issues through two primary initiatives. Firstly, we manage the cyber security and information privacy risks of our infrastructure, technology, products and services. Secondly, we offer cyber security and digital wellbeing services that provide our customers with a secure digital environment.

Cyber security is an integral part of our business strategy, and risks are assessed in 11 different profiles. These are then managed and monitored in line with our strategic business focuses. Our operations are managed within the framework of a total of 10 different corporate policies, especially our Information Security Policy, which was approved by our Board of Directors. In order to maintain our cyber security practices at the highest standards, we are proud to be the first telecom operator in Türkiye to hold the ISO 27001 Information Security Certificate, which we renew every year through independent audits. In addition, we are successfully implementing the ISO 27017 Cloud Information Security System Standard.

We use globally recognized security standards such as NIST, CIS, OWASP, CSA, ENISA and MITRE as a guide, referencing global best practices in technology management. In addition, we are committed to adhering to all applicable legal regulations, including the Presidential Digital Transformation Office Information and Communication Security Guide (BİGR), KVKK, GDPR, BTK and CMB directives. We regularly assess and enhance our cyber security processes within the framework of ISO 9001, ISO 20000, ISO 22301, ISO 27001 system standards, PCI-DSS (Payment Card Industry Data Security Standard) and SOX (Sarbanes-Oxley Act) external audit processes.

We are committed to continuously enhancing our proactive cybersecurity policies to ensure security in the digital world. Our robust infrastructure provides comprehensive protection for our operations at the highest level. During 2024, there were no data breaches or violations of personal data privacy due to any cyber security vulnerability, and no legal sanctions or fines were imposed on our company.

Three main strategic focuses are followed in our Cyber Security activities:

1. Improving cyber resilience through innovative new technology investments, existing technology improvements, processes, standards, digitalisation, communication, awareness, training, competence development activities carried out within the scope of the services provided by Turkcell and Group companies

2. Developing the local ecosystem and integration through localization in existing and new products

3. Increasing the revenues of cyber security products and services in individual, corporate and wholesale customer portfolios

We consider cyber security to be a fundamental element of our business strategy, and we oversee one of the largest cyber security teams in Türkiye. With over 160 specialized personnel, we monitor cyber threats 24/7 and protect our infrastructure, customers and business partners. The work carried out by our Cyber Security Directorate and the resulting data obtained are regularly shared with senior management and relevant teams through a variety of channels, including monthly CXO security managers meetings, annual ISO 27001 review meetings and bi-monthly Cyber Security Meetings.

Our Security Operations Center works in conjunction with our IoT and forensic laboratories to detect cyber threats and take preventive measures against possible attacks. Our Bozok Threat Intelligence Platform provides threat and risk analysis to our customers who want to get a cyber security protection layer and supports them to increase their digital security. In addition, we offer specialized penetration testing and vulnerability analysis services to our corporate customers, leveraging the latest technologies to identify and eliminate potential threats.

Our commitment to cyber security does not end with our own infrastructure. We are dedicated to safeguarding our clients' digital assets through the utilization of cloud-based security solutions, hosted in Turkcell's data centers. Our digital security service protects thousands of customers against phishing, malware and other cyber threats, preventing access to risky addresses. We also help our customers to take precautions against new attempts by informing users who have experienced password leaks in the past via SMS and e-mail. This service is available to both individual and corporate mobile customers.

In alignment with the Turkish Cyber Security Cluster's mission to cultivate a domestic and national cyber security ecosystem, we are an active participant in this initiative, fostering collaboration between the public, private sectors and academia to enhance cyber security awareness and strengthen cooperation. We offer special training programs to increase the cyber security awareness of our employees. On an annual basis, we enhance the skillset of different employee groups through technical and non-technical training. Our commitment to enhancing cyber security awareness among our employees is further underscored by the incorporation of the T.Life Cyber Star Application, Security Reflex feedbacks and Security Champion scorecard points into our training programs.

In order to enhance the expertise of our workforce in the domain of cyber security, we organize prestigious competitions, including Unibounty, Bugbounty and CTF. These events bring together our employees and external participants, and we provide support to Turkcell cyber security experts so that they can play an active role in national and international conferences.

Digital Wellbeing

We believe that ensuring security in the digital world is possible through conscious internet usage. Digital literacy and a robust sense of privacy are essential for safeguarding against malicious actors and security threats. However, we recognize that certain groups, such as children and elderly individuals, may require additional safeguards to mitigate these risks. With this in mind, we design our services to provide a safe and controlled internet experience, as well as developing security and content filters that provide parental control. We also aim to contribute to the safe internet use of our stakeholders through awareness-raising, training and information activities.

We are also committed to participating in global efforts to age-appropriate digital services. We are committed to adhering to the standards outlined in the standardisation studies developed by IEEE SA (IEEE SA P2089). This initiative ensures that our products and services comply with these standards.

Privacy and Security

As Turkcell, in line with our identity as a responsible digital operator, we adopt the principle of protecting customer data privacy at the highest level. We manage information security not only from a cybersecurity perspective, but also to encompass all physical business processes where personal data is processed. We fully comply with all legal regulations, particularly KVKK and GDPR. We require that our business partners also adhere to the same high standards in their operations and data protection, and we base all collaborations with third parties on our data privacy principles.

We are committed to transparently informing our customers about their rights regarding the security of their personal data. We maintain uninterrupted communication regarding these matters. In the event that customers have any concerns regarding privacy and security, they are able to contact us easily through Turkcell's secure and effective complaint management channels.

💻 Further information regarding our information privacy and security policies can be found on our corporate website.



As Turkcell, we integrate our telecommunications service provider identity with our Digital Transformation Business Partner strategy for our corporate customers. With our Digital Business Services, we are at the forefront of digital transformation in the business world, offering comprehensive solutions that address the needs of various sectors, including healthcare, manufacturing, retail, transportation, logistics, finance and energy.

Digital Business Services (DBS)

As Turkcell, we integrate our telecommunications service provider identity with our Digital Transformation Business Partner strategy for our corporate customers. With our Digital Business Services, we are at the forefront of digital transformation in the business world, offering comprehensive solutions that address the needs of various sectors, including healthcare, manufacturing, retail, transportation, logistics, finance and energy. Our end-to-end digital solutions, offered from a single source, contribute to Türkiye's digital economy and help our customers achieve cost savings and revenue growth through high-value-added projects.

In line with our vision, we have successfully completed over 4,700 managed service and system integration projects, and we continue to successfully manage our projects. By analyzing the needs of our corporate customers, we offer customised solutions with new generation technologies such as fixed access, network, cyber security, data center and cloud services, system integration, managed services, IoT, big data, business applications and artificial intelligence. We provide end-to-end management by leveraging our in-house capabilities and the support of our ecosystem of business partners.

Our company boasts a robust mobile network, an extensive end-to-end fiber infrastructure spanning up to 65 thousand km, and 7 data centers, 4 of which are new generation data centers. These data centers have obtained Tier-3 Facility and Operation Sustainability certificates from the Uptime Institute, a globally recognized certification body. With Turkcell Cloud services, we position the entire information technology infrastructure of corporations in our data centers, thus providing a more flexible infrastructure while reducing costs.

In the field of cyber security, we are the end-to-end Cyber Security Service Provider of institutions thanks to our expert staff, our up-to-date technology investments and the diplomacy and processes we have established with the defense groups we are a member of in Türkiye and abroad. These 3 basic components of cyber security are vital in protecting against the ever-changing, developing and increasing cyber threats.

Our Big Data and Artificial Intelligence services support customers' strategic decision-making processes, enabling them to increase profitability and efficiency of companies in the manufacturing, retail, e-commerce, shopping mall, fuel and finance sectors.

In the healthcare sector, we manage the entire technology infrastructure of 8 city hospitals as Türkiye's leading integrator in public-private partnership (PPP) projects. With a total of 10 thousand beds, all hardware, software and operating processes in Yozgat, Adana, Eskişehir, Elazığ, Bursa, İstanbul-Başakşehir, Tekirdağ and Gaziantep City Hospitals are under Turkcell's guarantee. Our paperless hospital project, implemented at Istanbul Başakşehir Çam and Sakura City Hospitals, has been recognize as a significant milestone in our digital transformation, leading to our attainment of the prestigious HIMSS 6 certificate. By replicating this success in Eskişehir and Bursa city hospitals, we have further solidified our position as a leader in digital transformation within the healthcare sector.

We are continually expanding our business partnership ecosystem, collaborating with our subcontractors, business development partners and sales partners using a win-win business model. Thanks to our collaborations with global suppliers, we are expanding our solution sets day by day and increasing our technical competence and project diversity.

By integrating RPA (Robotic Process Automation) technology into our company, we have automated manual processes and digitalised 402 business processes. This has led to significant improvements in efficiency and operational excellence.

We closely monitor global trends in mobility, with the objective of providing the best possible service to our customers.

Turkcell and Mobility

We closely follow global trends in the field of mobility and aim to provide the best service to our customers by integrating the innovations brought by this transformation into our way of doing business. We recognize the rapid evolution of the mobility ecosystem, encompassing autonomous driving, connectivity, electric vehicles and shared transport models. This transformation is affecting not only the automotive industry, but also the structure of cities, transport infrastructure and even the technology ecosystem. We are driven by the vision to be among the pioneering brands leading this transformation.

To contribute to Turkey's mobility ecosystem, the Togg project, in which we are a shareholder, has enabled our country to become a strong player in the electric vehicle competition. The fact that Togg, designed as Türkiye's first domestic electric car and mass production of which started in 2022, is on the roads today is the most tangible indicator of this success. We are experiencing the justified pride of our country achieving a significant milestone in the field of sustainable mobility with this project.

In addition to enhancing the security of our mobility solutions and vehicle and fleet management technologies, which are offered as part of our Digital Business Services (DBS) portfolio, we are at the forefront of transforming the sector through the implementation of our innovative digital solutions. In 2023, we expanded these collaborations with our digital music platform fizy and brought Togg users together with music. Building on this success, in 2024, we further enhanced our offerings by integrating podcasting capabilities into our Togg vehicles, complementing our existing music offerings. We also integrated our cloud storage service Lifebox with Togg tools to ensure fast and secure backup of files.





SOCIAL
CAPITAL



Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2023 Performance	2024 Performance	Target Towards Current Status
Covering the whole of Türkiye with social projects and accessibility studies	200,000	250,000	300,000	190,000	377,000	↑

We closely monitor global trends in hardware and software technologies, and continually develop our innovative digital services.

Brand and Responsibility

While increasing the capacity and durability of our brand, we offer smart solutions to make our customers' lives easier. In all areas of our operations, we are committed to addressing the digital divide, enhancing accessibility, and ensuring technology is within reach for all. We are proud to carry the Turkcell brand forward with our innovative products and services, and to support the development of the communication and technology ecosystem.

This approach is based on our sense of responsibility towards our customers, employees, suppliers, shareholders, the public, dealers, non-governmental organizations, academia and media representatives. By forging strong relationships with all our stakeholders, we are at the forefront of shaping a sustainable future in technology and communication.

As Türkiye's leading telecom company, you can access the policies we implement to aim for the highest standards at turkcell.com.tr.

Human Rights Policy: We are committed to adopting an attitude based on fundamental rights and freedoms and to fulfilling our duties to ensure compliance with national and international legislation on working life in order to contribute to a working world worthy of human dignity.

Environmental Policy: Turkcell's strategic objective is to enhance the circular economy, contribute to economic growth and ensure long-term environmental sustainability. This commitment is underpinned by a comprehensive awareness of environmental impact across its value chain.

Customer Satisfaction Policy: We resolve customer requests in an open, transparent, swift and customer-orientated manner.

Quality Policy: We continuously improve our processes and implement an effective Quality Management System.

Anti-Bribery and Anti-Corruption Policy: We consider it a necessity to carry out our activities fairly, honestly and in accordance with legal and ethical codes.

Information Security Policy: At Turkcell, we ensure the security of information in accordance with business needs, laws and legal regulations.

Donation Policy: Through our Company and its subsidiaries, with the authorization from the Board of Directors and within the annual donation limit determined at the General Assembly meeting; donations are made to organizations, associations and foundations that carry out projects related to education, sports, culture and arts, environment, health, restoration of historical artifacts, humanitarian aid, involving the disabled in society, entrepreneurship and technology, and similar publicly beneficial activities.

Turkcell is celebrating its 30th anniversary this year with the message 'both the technologies that make life easier and those who use these technologies have been working with Turkcell for 30 years'.

On October 29, we adopted the mission of unity and solidarity, and we continue to be among the reputable companies with our message 'We are 101, We are Together Forever' on the 101st anniversary of our Republic.

Our Brand

Türkiye's Turkcell continues to be a brand that has been working, developing and investing in technology by focusing on people and its country since its establishment.

Turkcell has transformed from a digital operator to a technology ecosystem brand in a rapidly changing world, becoming a leading player in shaping Türkiye's technology history by achieving numerous firsts. Turkcell's heritage has been instrumental in shaping its evolution into a leading 'end-to-end technology provider', a brand that is at the forefront of technological advancement with a vision to make Türkiye's century the century of digital.

Turkcell is celebrating its 30th anniversary this year with the message 'both the technologies that make life easier and those who use these technologies have been working with Turkcell for 30 years'.

Our Brand Communication Activities in 2024

The year of 2024 was a significant one for Turkcell. Turkcell is not only a telecom brand; it has been a driving force in Türkiye's technological history, contributing to numerous firsts. It has also been at the forefront of technological transformations. Turkcell has once again proven its sustainable success by leaving behind 30 years as one of Türkiye's most loved and proud brands.

For 30 years, Kerem Bürsin, a face as dynamic and young as technology, in line with Turkcell's technological brand stance, has become the new face of our brand.

In the launch film, the first step in our series of advertisements designed to reach and influence large audiences, we communicate the following message: with Paycell, we provide our customers with a seamless payment experience; with fizy, we help them embrace life's rhythms; and with TV+, we offer entertainment through our action and adventure. With Superbox, customers can connect with life from anywhere they want, whether at home or in camp. For 30 years, Kerem Bürsin, a face as dynamic and young as technology, in line with Turkcell's technological brand stance, has become the new face of our brand.

We are proud to announce that we have doubled the GBs in the packages of all our users who have requested more GBs from us, regardless of situation or platform. Furthermore, we are committed to ensuring that our customers experience the excitement surrounding the 30th anniversary. We have provided our customers with reliable billing solutions. We have relaunched the renowned GNÇ campaigns and have achieved performance results that surpass the sector average across all our communications.

As we entered the final quarter of 2024, we implemented advertisements with content that would support the brand image through the 'Made by a Turkcell' advertising platform, which we launched with the new advertising face Ata Demirer. The initial advertisement highlighted the brand's superiority in mobile internet speed under the theme of 'King of Speed', while subsequent communications will further emphasise Turkcell's distinctive qualities.

On October 29, we adopted the mission of unity and solidarity, and we continue to be among the reputable companies with our message 'We are 101, We are Together Forever' on the 101st anniversary of our Republic. At Turkcell, we are committed to the continuous development of innovative products and services. We understand the insights of our customers and strive to offer well-designed products and services that provide a superior customer experience, without compromising on quality.

Our Strong Sales Channels and Services

Our Sales Channel Structure

As Türkiye's leading communications and technology company, we are committed to providing our customers with a comprehensive range of products and services. We provide customer-oriented services and solutions through our Turkcell stores, alternative sales channels, online channel, Turkcell mobile application, Pasaj application, home solution centers and corporate sales channels.

We integrate Turkcell solutions with our customers across all sales channels, ensuring a consistent high-quality service.

Our Retail Channel

With 1,004 Turkcell stores and 3,714 digital sales points, we have successfully transformed our retail channel into a digital experience chain, ensuring superior Turkcell service quality at every point of customer need.

In order to increase our market share and customer loyalty with our Smart Offer Management model, with a focus on existing and new customer acquisition, we continue to offer our customers offers rich in content, tailored to their needs and at different price levels. In the area of home internet, a fiber mobilisation campaign was initiated to boost fiber sales in Turkcell stores, complemented by targeted customer and dealer campaigns. Furthermore, visual communications and customer research were conducted to increase the focus on home internet in Turkcell stores.

We continue to implement our regular monthly customer campaigns, which include competitive device offers, under titles such as 'Yellow Days, Stretching Limits, Star Product of the Month'. In this way, we ensure that we keep our customer traffic at the highest level by offering advantageous offers to our customers at different times in many product groups. In addition, we continue to invest in Premium segment device sales, where the smart device market is growing, in order to gain a share from the competition, and we continue our actions focused on strengthening campaigns and EGYG (Bring Old and Take New) fictions that feed this segment sales.

We are focusing strongly on Smart Home solutions and aim to be the industry leader in inter-object communication, working in partnership with the telecommunications sector.

Following the rapid adoption of smartphones, smart objects have begun to infiltrate our lives and assert their presence in numerous domestic and professional settings. The introduction of smart products into our homes, such as robot vacuum cleaners, is a clear indication of this transformation.

As the industry leader in technology retailing, we have expanded our offerings to include Smart Home products, encompassing security, energy, entertainment, and other home solutions. This strategic move, which has been implemented across all our channels, particularly in our stores, is a testament to our commitment to diversifying our product portfolio. At the same time, in line with our multi-channel strategy to offer a wide range of products to our customers and to enhance the customer experience, we offer all Smart Home products available in Pasaj in our stores. This approach enables us to provide our customers with convenient access to a diverse range of product categories.

We are expanding our ecosystem through permanent collaborations with leading brands in the Smart Home sector. We are transforming our stores to align with this strategic direction, establishing dedicated experience areas where our highly skilled staff can provide unparalleled customer service.

We aim to offer our Smart Home solutions in the most effective way, leveraging our experience and expertise as an internet and infrastructure provider.

As part of our strategy to expand our retail channel, we focus on key areas including communication, traffic, sales processes, procurement, loyalty, physical and digital experiences, and delivery processes. We are making significant investments in these areas.

By continuing the technology and experience transformation in our stores, we are enabling all our customers with hearing impairment, visual impairment and physical disabilities to receive equal and accessible service from our in-store applications with 98 Disabled-Friendly Stores in 76 provinces of Türkiye as of May 2022.



Employee Experience in Sales Channels

The Store/Dealer Employee Certification Program, which was implemented to ensure that employees possess the same qualifications and knowledge level in Turkcell stores, Turkcell SME Solution Centers and Home Solution Center dealers, and to provide an excellent customer experience, continued in 2024 with a 99% success rate. The additional benefits provided to our Certified Ambassadors continued to improve in parallel. In 2024, all Turkcell Store channel employees received training on 150 topics for their focus, business and personal development. In addition, all dealer employees from the Turkcell SME Solution Center and Home Solution Center were trained on 200 topics, focusing on key areas such as focus, business, product, service, and personal development.

We prepared and implemented the 'Disaster Preparedness and Awareness' training for all channel employees, in which experts in their respective fields shared important information on disasters. Additionally, we provided webinars on earthquakes, floods and fires throughout the year to ensure continuous learning and awareness.

We are pleased to announce that we have increased the success rate in every quarter in the results of the Award-Winning BEST Knowledge Level Determination Exam. This was implemented in order to provide our Turkcell Store, Turkcell SME Solution Center and Home Solution Center employees with the training they need with person and region-based follow-up and to ensure that they deepen in training. We organized training in 4 different topics on subjects where there were deficiencies. Each period, we presented Paycell awards and experiential learning trips with accommodation to the best-scoring winner from our 15 regions and year-end Türkiye champions.

The Stars Performance Score System was designed to monitor the performance of employees and Turkcell Store Managers 360 degrees under the main headings of sales performance, service quality and compliance with standards. Paycell awards were made to the best-performing employees in Türkiye. In this context, a total of 6 thousand Ambassadors were recognized in 2024.

Since 2018, we have been awarding seniority gold coin to our employees who have been working at Turkcell SME Solution Center and Home Solution Center for a minimum of 2 years. In 2024, we awarded quarter gold coin to a total of 249 employees.

In 2024, we continued the Super Stars University Training Program, which contributes to employees' retailing, digital transformation, consumer behavior and basic marketing, communication, personal competence and managerial awareness. 90 employees who demonstrated exceptional performance as per the Stars Performance Score System were selected to participate in the program. This program was conducted in collaboration with a prestigious Turkish university and comprised a total of 48 hours of intensive face-to-face training over the course of one week. Employees who successfully completed the program received their certificates via e-government.

In 2024, we continued to offer our Turkcell SME Solution Center and Home Solution Center employees the Advanced Certification University Training Program, which contributes to digital transformation, consumer behavior and basic marketing, communication, personal competence and managerial awareness. 60 employees who demonstrated exceptional performance under the Best Exam Score System were selected to participate in the program, which was conducted in collaboration with a prestigious Turkish university and comprised a total of 48 hours of in-person training over the course of a week. Employees who successfully completed the program received their certificates via the e-government system.

On December 12, we celebrated Merchandisers' Day with our Turkcell Store employees. In an effort to make this day more memorable, we arranged for gift chocolates to be delivered to our employees, launched employee device campaigns, organized competitions with prizes via our communication channels, made store announcements, showed fiction films specially prepared for the day and provided various surprises.

In pursuit of enhancing employee satisfaction and loyalty, a comprehensive program of activities was undertaken, with a focus on addressing the needs of employees throughout the year. Improvements were made to the content of health and life insurances for employees and their families. In addition, on behalf of each employee, we support the treatment of a visually impaired person every day, as a gift on their birthday, with the support of Yeryüzü Doktorlari. This year, we are proud to announce that all our channel employees and company owners have been included in this meaningful partnership between Turkcell and Yeryüzü Doktorları.

In line with our sustainable environmental approach, the 'Refurbished Device Sales Campaign', which we initiated in 2021 with a view to reintroducing devices that have reached the end of their life cycle back into the economy, is continuing at full speed.

The 'Bring Old, Take New' scheme, offered to customers with cash and contract offers through all Turkcell stores and online channels, has been successful in reducing unregistered device sales and device imports, while also reducing the environmental impact of device trade. In 2024, we collected approximately 65 thousand old devices from our customers through Turkcell stores with this initiative. We anticipate the expansion of this trade, which is currently only available in the smartphone category, to encompass different product categories in the near future. This growth is expected to be supported by forthcoming regulations from the relevant institutions. Our goal is to contribute to the understanding of sustainability in all technology categories.

In collaboration with Turkcell Academy, training programs were developed to promote energy efficiency, savings and sustainability in Turkcell Stores, and subsequently shared with all Ambassadors. Projects to reduce energy consumption in stores were implemented. As a result of these efforts, the backlights of the LCD screens in the stores were reduced by 30%, leading to a 25% energy saving. In addition, discussions were held on air conditioning methods, with actions such as correct placement and appropriate temperature setting being determined. In 2024, efforts to minimize the ecological footprint and adopt alternative energy solutions will continue.

We are proud to continue our commitment to education by recycling techno waste through the 'Recycle into Education' campaign, a project within the scope of our company's sustainability strategy. As part of this initiative, we have established a collaboration with the Association of Informatics Industrialists (TÜBİSAD), an authorised organization in this field, to ensure the effective recycling of techno waste (mobile phones, computers, tablets and accessories, etc.) brought to the recycling bins in Turkcell stores, as well as scrap devices collected through the EGYG project. All income from recycling is donated to the Educational Volunteers Foundation of Türkiye (TEGV) to support the quality education of our children. During the course of the project, approximately 14 tonnes of electronic waste were collected in 2024, while a total of 47 tonnes of electronic waste were recycled from November 2019, when the project was initiated, until the end of 2024. All of the income generated from this project was donated to TEGV, contributing to the quality education of more than 450 children.

We strive to provide our customers with the same high quality service in all our sales channels, and we continue to make a difference in our service and sales processes with our integrated channel experience solutions.

Since 2021, with the 'Customer Contact Journey Platform', we have been following the integrated experience in terms of service by showing the store and call center employees the channel in which our customers have made transactions. All our channel employees are familiar with this journey, as they encounter it before serving our customers. This provides them with valuable insight into our customers' previous experiences, enabling them to contribute positively to customer satisfaction.

We are streamlining the procurement processes of all Turkcell channels through the implementation of our 'Digital B2B Procurement Platform' (market.turkcell.com.tr), which facilitates the supply of diverse product ranges and categories across multiple channels, underpinned by a multi-buyer-seller structure. We continue to provide customised guidance to our dealers according to their orders and sales by accelerating our processes and improving the experience with our content management team. The B2B Portal currently offers 48,841 products from 234 suppliers and 2,429 brands to Turkcell dealers.

The 'Delivery Point' operations, which enable the delivery of devices purchased via turkcell.com.tr through the physical channel, and the delivery operations of sim card products such as Postpaid Number Transfer, Prepaid Number Transfer, Postpaid New Line, Prepaid New Line, which are pre-applied through 'In Store Delivery with a Click', have been carried out from our stores since 2019.

The 'In Store Delivery with a Click' and 'Delivery Point' services enable customers to receive their cargo from our stores more quickly without having to wait for it to arrive at home, while meeting their other product and service needs.

48,841
products from

234
suppliers and

2,429
brands to Turkcell dealers.

Our Digital Sales Channels and Services

We are proud to be at the forefront of the e-commerce sector, with a strong commitment to digitalisation. In Q4 2024, our Turkcell mobile application received over 550 million visits, and our 3-month active users reached 27.3 million. The volume of uploads made through our digital channels increased to 62%, while the share of our customers purchasing postpaid packages through digital channels reached 42%.

As part of our ongoing growth strategy, we are committed to investing in key areas such as communication, traffic, sales, delivery and customer loyalty. To further improve these processes, we have implemented technical improvements with our expert and dynamic Information and Communication Technologies (ICT) team, while we have launched personalised sales fiction under the leadership of our Artificial Intelligence and Data Analytics teams. As part of our digital transformation project, we have redesigned all our digital platforms, including Turkcell App, turkcell.com.tr and Superonline.net, with the aim of offering an easier and more user-friendly experience. Our goal is to enable our customers to complete their transactions quickly with a few clicks, to promote digitalisation and to maximise customer satisfaction.

In addition to digital process improvements, we continue to offer innovative solutions that make life easier. We have recently introduced features such as 'Repeat Last Top-up' and 'Automated Top-up with Instruction', which have been designed to streamline payment processes for our prepaid customers. In the field of fixed internet services, we have integrated after-sales support processes into our digital platforms, enabling customers to track their requests digitally and in real-time, monitor the arrival of our technical teams at their addresses. As a result of these efforts, our digital penetration rate reached 77% as of 2024.

In 2020, we launched Turkcell Pasaj, one of Türkiye's largest electronic marketplace platforms, with the vision of providing secure technology shopping experiences. In collaboration with Türkiye's most trusted suppliers, we provide our customers with access to a wide range of cutting-edge technology products, including phones, computers, gaming equipment, and home electronics.

At Turkcell Pasaj, we are committed to providing a secure shopping experience with swift delivery, accommodating payment methods, and straightforward cancellation and refund policies. We are committed to environmental protection, using 100% eco-friendly and recyclable packaging. In addition, we offer our customers the option of delivery from Turkcell stores, combining online and physical store experiences. Our platform, available to all operator customers, offers personalised offers with data-driven solutions, predicts customer needs and delivers the most suitable product with advantageous payment alternatives.

In the basket step, we offer Turkcell customers a range of services and promotional campaigns that are tailored to their needs. For those not yet customers, we enhance the customer experience through our comprehensive approach to telecommunications service provision, offering tariff/package options in conjunction with our other telecommunication services.

We are committed to implementing technological advancements that will offer our customers a seamless, integrated channel experience, ensuring uninterrupted shopping across all channels. Our customers can reserve stock from a store of their choice by examining the products through Turkcell Pasaj, or they can purchase the product they want through the Pasaj screens in the stores and have it shipped to their addresses.

Bill Payment Channel Management

Within the Turkcell ecosystem, we provide our customers with secure and efficient payment options, complemented by robust and comprehensive collection solutions. Bill payments can be made through our digital channels, including Turkcell Web, the Turkcell app, IVR (Interactive Voice Response System) and Call Center. We also offer physical channels such as Turkcell Dealers, and automatic payment orders can be given through these channels.

As part of our ongoing digital transformation, we are pleased to announce the launch of the 'Pay with Link' feature, which allows customers to pay their Turkcell invoices securely via a link sent via SMS. We are committed to developing specialized payment solutions for our group companies by expanding our joint integrations with banks and other financial institutions, particularly digital banks. This allows us to offer our customers reliable and user-friendly payment experiences.

Our Tariffs and Packages

Our Postpaid Packages

Our artificial intelligence-based smart offer management model allows us to offer our customers flexible price and content options that best suit their needs. With a focus on digitalisation, we facilitate seamless transactions and make digital the primary channel for our customers.

In order to improve the customer experience, user-friendly interfaces were developed to facilitate the process of making package changes, rendering it both faster and more straightforward. With our analytical models, we have increased customer loyalty with personalised campaigns, discounts and gifts by offering the right offer at the right time. As a result, our customers now prefer to use digital channels for transactions such as recontracting, upgrading and purchasing additional packages, eliminating the need for intermediaries.

In 2024, we strengthened the digital experience by offering new packages with a wide range of content for high data needs. We expanded the scope of our 'Your Tariff is Valid Abroad' service to cover the entire globe, enhancing its benefits for international use. We also introduced new Global and Traveller packages, offering diverse duration and content options, and launched the 'Whole World Package' for countries outside our service area, ensuring uninterrupted communication.

In line with our digitalisation strategy, we have strengthened our position in the sector by increasing our new postpaid customer acquisition rate from 12% in 2023 to 22% in 2024. Our digital campaigns have been instrumental in achieving these results, with a 130% increase in customer acquisition.

The advanced analytics model we have developed has been designed to analyze customer behavior, with the aim of improving the switching processes between prepaid and postpaid. This model has been instrumental in increasing the rate of payment type change from 24% to 39% through digital channels, while ensuring the provision of the most suitable offers for customer needs.

Our Prepaid Packages

We are dedicated to monitoring the usage habits and needs of our prepaid customers through big data and market research, and accordingly, we are committed to expanding and regularly updating our prepaid package alternatives. In addition to monthly packages, we meet the short or long-term needs of our customers with our daily, weekly and long-term package solutions. We are committed to adapting our telecommunication services to customer needs and demands by offering new packages with high data content and additional social media-oriented packages to meet increasing data needs, as suggested by customer feedback. At the same time, our analytical models, supported by artificial intelligence, ensure that our packages are tailored to the changing needs of our customers and made available through the right channel at the right time.

Another key focus has been on delivering solutions and campaigns that address the evolving telecommunication needs of our customers in the digitalised consumption landscape. We continued to ensure the loyalty of our customers using the Turkcell application as the channel with digital channel-specific packages, comparability of all packages, a world full of gifts and continuous renewal. We have also redesigned the prepaid package loading screens in the Turkcell application to align with digital purchasing trends. The segmentation structure we have established according to the channel usage habits of our digital customers allows us to make customer-specific campaigns, helping us to increase both the number of customers who have just started using the channel and the number of customers who use the channel regularly. Furthermore, we have developed digital footprint tracking and personalised campaigns to increase the top-up amounts of our customers. We have also introduced automated short-term opportunities to attract customers who have never used digital channels, thus contributing to the digital transformation process.

In line with Turkcell's digital transformation strategy, we have commenced the provision of our prepaid line services through our digital platforms. These developments have enabled us to make significant progress in our digital transformation process and provide value-added interactions to our customers.

Corporate Packages

We have continued to develop special solutions to meet the expanding internet and communication needs of our corporate customers with our innovative offers. Our diversified campaigns further enhanced the benefits of being a Turkcell customer, encompassing a wide range of popular social media and instant messaging applications, along with in-house communication advantages. We have continued to make a significant impact through unique offers designed especially for new customers, tradesmen and the SME segment. In response to the evolving dynamics of the local market, we have implemented targeted campaigns tailored to specific provinces. By focusing on the lifecycle of our customers at Turkcell, with the power of analytical modelling, we instantly met their needs with the most suitable offers. This has led to a further strengthening of our perception of value for money among both new and existing customers.

Innovation

Smart Bill

Our 'My Customer First' approach has been instrumental in identifying and addressing the key concerns of our postpaid customers, particularly the issue of unanticipated surprise bills. In a move that underscores our commitment to fostering customer satisfaction, we have rolled out the Smart Bill service, a tool designed to prevent excess charges and ensure transparency in billing, at no additional cost for all our customers this year. Smart Bill not only addresses the issue of excess charge complaints, a common grievance in the sector, but also offers a customer-oriented solution by empowering our customers with greater control. Customers who wish to continue using the service despite restrictions can purchase additional packages or make changes to their package via a range of communication channels with easy access and a user-friendly experience. Those with restrictions can connect directly to a customer representative when needed. The flexibility and ease of use provided by Smart Bill empowers customers to make informed decisions and take ownership of their invoicing experience.

Turkcell Gold Membership

In 2024, we successfully implemented the Gold Membership world, which we introduced as a first in the sector exclusively for prepaid customers. We developed a comprehensive benefits program, tailored to the needs of prepaid customers who often have limited financial resources and feel less engaged with membership programs compared to postpaid customers. This exclusive membership world, available to customers who make regular top-ups, is seamlessly managed through the Turkcell application. By offering this benefit, we continue to motivate customers to purchase packages and contribute to the digital transformation. Customers can easily upgrade to Gold

membership in a digital environment that is both innovative and motivating, where they can track and participate in their top-ups and gifts. We aim to continually enhance the benefits of Gold Membership, leveraging insights from satisfaction surveys to ensure their satisfaction.

Flex Package

With the Flex Package, we adapt to the usage of our customers. Our customers' internet usage needs may change over time. In this direction, we have continued to offer our Flex Package for our customers whose package is not enough, but who do not prefer to change packages or buy additional packages. In the Flex Package, when the package is not enough, our customers automatically switch to the next level and continue their usage at an affordable price level. Moreover, thanks to its contract-free structure, our customers can change packages as they wish.

Prepaid Automated Topup

For prepaid customers, a new development has been implemented that will enable them to automatically renew their packages with their debit or credit cards at the end of each package period. This option is available to customers who have given Automatic Top-up Instruction from our digital channels. This enhancement ensures our customers can continue to enjoy seamless communication with no interruption.

Leftover GB's are not wasted: Rollover Package

The rollover feature, a special benefit of our postpaid Platinum packages, allows customers to utilize their remaining GBs in the subsequent month. This enhances customer satisfaction by enabling them to balance fluctuating usage patterns. Moreover, by offering this package through digital channels, we provide a fast and reliable experience to our customers who want to switch to Turkcell.



New Focus Area in Postpaid; My First Turkcell

Parents wish to be able to contact their children remotely without encountering reception issues with the mobile services they purchase for their children. In order to meet the needs of our customers in this regard, we have designed postpaid My First Turkcell packages that parents can purchase for their children. These packages offer a range of benefits for parents and children, including extensive content, affordable prices, secure internet access and a smart bill. In 2025, we also aim to offer a unique experience by increasing the features in the packages.

Watch Cellular Tariff

As the leading company in the field of wearable technologies, we have taken a significant step forward. Our smart watches with cellular features ensure that our customers stay in touch, even when they are out of the coverage area. We initially partnered with Apple before extending our portfolio to include Samsung and Huawei brands, thus expanding the scope of the service we offer.

Two New Features for Prepaid Customers: Doubling and Extending

In line with our commitment to customer insights, we are pleased to announce the introduction of two new features that are specifically designed to address the needs of our customers for efficiency and convenience. Prepaid customers can purchase the ability to double the internet in their package or extend the duration of their package by one week. This commitment to innovation has enabled us to offer a more flexible world to our customers this year, providing both a data solution for those with insufficient GB and an additional extension for those who believe their package exceeds their needs.

Fixed Services

We are committed to meeting the needs of our customers by offering high-speed internet options, home installation and a wide range of Turkcell Home Internet offers with favorable commitments. In 2024, we continued our new HomePass investments to deliver lightning-fast internet to more homes on Turkcell Fiber.

We are continually enhancing our analytical capabilities with a view to offering offers that are in line with our customers' usage habits and our marketing strategies. The integration of models such as customer promotion and routing to higher speeds with the Turkcell app has enabled us to reach 14% of customers who renewed their contracts in 2024 through the online channel. By prioritising the online channel, we have further integrated digitalisation into our processes by offering end-to-end digital activation experiences, providing additional benefits to our new customers through digital channels and enhancing our communications. In the new period, we aim to increase our competencies at every step in the name of digital transformation. We also use our analytical competencies to acquire new customers through location-based fiber analysis and to convert our existing customers to fiber.

We Focused on Valuable Customer Acquisition with Turkcell Fiber and VDSL Speed Festival

In view of the growing demand for high-speed internet connections in residential properties, we have given priority to our Turkcell Fiber at the Speed of Light promotional initiatives, with a view to extending the availability of Turkcell Fiber's high-speed and reliable products to a greater number of households. As a market leader in high-speed campaigns, we have consistently offered 1000 Mbps speeds to our customers. As a result, we have successfully quadrupled the number of customers using 1000 Mbps.

Turkcell Wi-Fi 6 Technology

We are proud to offer our customers cutting-edge home internet technology. By utilizing Wi-Fi 6, we have achieved ultra-high speeds over the fiber network, while concurrently providing wider coverage within the home. We have named this technology 'the technology that breaks down walls'. This innovative solution effectively solves the coverage problem caused by walls, allowing Turkcell customers with individual fiber connections to enjoy enhanced Wi-Fi network connectivity with low latency. This is made possible by a cutting-edge cloud-based artificial intelligence solution integrated into the modem. Furthermore, the Wi-Fi 6 smart modem automatically detects situations requiring low latency, such as online games, and adapts the Wi-Fi connection accordingly.

In 2024, our strategic focus on Wi-Fi 6 enabled us to offer this technology to over half of our fiber customers. In a similar manner to Wi-Fi 6 technology, Turkcell, a company that always introduces its customers to the latest technologies, continued to work on Wi-Fi 7 technology for 2024. As a result, we are pleased to announce that as of the first quarter of 2025, we will begin offering Wi-Fi 7 technology to Turkcell Fiber customers for the first time in Türkiye. Our ongoing commitment to Türkiye's digital transformation and enhancing access to information is a testament to our dedication to becoming a leading player in these fields.



International and Wholesale

Through our business partnerships with national and international operators, we shape the change and contribute to the development of Türkiye's telecommunications sector through international roaming, interconnection, wholesale voice, wholesale data, tower and digital services.

The Main Internet Route of Türkiye

Since 2008, we have been working to position Türkiye as the main internet route and Istanbul as the internet hub of the region with our vision of transforming the historical Silk Road route into a fiber route. As a result of these efforts, we have become the most important capacity and internet provider in many neighboring countries.

Through our partnerships with the world's leading operators, we have acted as a bridge to provide uninterrupted and lightning-fast internet from east to west for our wholesale customers.

Istanbul: Traffic Exchange Hub of the Region

Within the scope of our wholesale data services, our international transport capacity exceeded 15 Tbps. We collaborated with the world's largest global traffic exchange platforms and played a major role in their decision to come to Türkiye. Thus, we have taken one of the most important steps in making Istanbul the traffic exchange center of the region. We also played a major role in content providers' decision to provide their services from Istanbul.

Local Competition

As Türkiye's leading operator, we provide wholesale solutions for the internet, data and infrastructure needs of alternative operators licensed by the ICTA. Our unique and redundant network ensures the highest standards of service.

Wholesale Voice Services

Turkcell and Turkcell Superonline provide wholesale voice services through interconnection agreements with fixed or mobile operators and international carriers. We are able to handle the voice traffic of hundreds of mobile operators in Türkiye and abroad with Turkcell quality, ensuring seamless service.

International Roaming

Our Roaming strategy has been to provide uninterrupted communication to our customers wherever they travel, with a wide international coverage, while offering foreign visitors to our country the opportunity to benefit from Turkcell's unique service quality. In addition to our existing services, we are committed to maintaining our position at the forefront of the industry by introducing innovative solutions such as Voice over Long-Term Evolution (VoLTE). Our international coverage extends to many countries globally through our International Roaming Agreements. We are Türkiye's strongest international roaming service provider, with more than 800 business partners in over 210 destinations worldwide.

Our Segments

Turkcell's World of Privileges: Platinum

In 2024, Platinum introduced a range of benefits for its users, offering perks in travel, shopping, coffee, film and TV series. These enhancements were made in response to evolving consumer preferences and new market trends. The relaunch of the 'Surprise of the Week' with its new design, offering thousands of gifts from over ten brands every week. At the same time, we increased our online benefits and brand diversity, valid on Türkiye's leading e-commerce platforms and brands. Through regular 'Dream Gifts' draws and Pasaj privileges, we continue to offer our customers the latest devices and accessories, along with exclusive benefits. The 'Gift Coffee' campaign proved to be a popular initiative. Platinum also made a significant impact on travel, offering a range of benefits including accommodation, flight tickets, car rental and airport transfers. In 2024, the Platinum Privileges program received approximately 20 million visits. Furthermore, our brand enriched the lives of our customers through sponsorships such as Turkcell Platinum Park, Zorlu PSM, and the privileges we offer.

📺 You can have a look at the Turkcell Platinum application to discover the privileged opportunity world of Turkcell Platinum.

The Place for Youngsters to Have Fun and Win: GNÇ

GNÇ, the go-to mobile application for young people, is entering a pivotal year in 2024, with the return of its renowned campaigns. These campaigns have resulted in an increased range of benefits available within the application. This strategic move has positioned GNÇ as a leading choice for young people, offering a unique blend of entertainment and opportunity. As a result, the number of active users of the application increased by 30% compared to the same period last year.

As part of our ongoing legendary promotional activities, we ran a cinema ticket gift card campaign, offering



one ticket purchase with the purchase of another, and a TRY 150 gift voucher campaign in selected restaurants.

Following a complete redesign of its application design in 2023, GNÇ successfully completed the redesign process for Çatlat and Galaksi, the most used campaigns in 2024. The company has continued to offer innovative solutions, with new features added for both campaigns that came with the redesign. During the year, a total of over 80 million benefits were provided to young people.

With GNÇ games, we entertained young people while providing GB at affordable prices. We increased the interaction of young people with these

games by organizing Game League and periodical campaigns, and distributed prizes to them.

In 2024, we have continued to be the leading application for young people, and in 2025 we will continue to develop technology-centric solutions that will maximise the user experience. We will also be running campaigns that are tailored to the needs of our users.

Shake and Win Continued to Put a Smile on the Faces of Our Customers

Turkcell's popular Salla Kazan campaign continues to provide gifts to millions of customers on a weekly basis. While offering our customers the opportunity to choose their gifts in the campaign, where our customers earn a new opportunity to win every Wednesday, we shared more than 500 million gifts with our customers in 2024.

We are committed to delighting our customers by offering bespoke gift ideas during special days such as Ramadan, Eid al-Adha, the 30th anniversary of Turkcell and the 100th anniversary of our Republic. This year, drawing inspiration from the spirit of sharing embodied by Ramadan, we introduced internet gifts that can be shared among loved ones. We also offered our customers the choice to either use their gifts themselves or to double them and share them with their loved ones. During the Eid al-Adha period, we shared 30 million GB with our customers in honor of Turkcell's 30th anniversary, along with additional Salla Kazan rights exclusively available during this period. We also took the opportunity to express the Eid enthusiasm of our customers. In addition, we extended our greetings to our

customers on their birthdays, offering them special Salla Kazan gifts to mark these occasions. Our consistent success in Salla Kazan has enabled us to provide valuable services to our customers, positively impacting the quality of our customer promotion activities.

Turkcell Gaming brings Gamers together at Turkcell!

In 2024, we saw continued growth with our Turkcell Gaming brand, offering special innovations for game lovers. We ensure uninterrupted player entertainment through additional packages and advantages offered for popular games and broadcast platforms. In this regard, we have introduced 2 new game packages, custom-designed to meet the specific requirements of our most dedicated gaming enthusiasts. These packages enable our users to access popular platforms such as Twitch, YouTube, and TikTok, in addition to well-known games like PUBG Mobile, Free Fire, and Head Ball, without incurring additional internet data charges. As a result of these innovations, Turkcell Gaming's gameplay figures grew 8 times in 2024 compared to the previous year.

In addition to the products we offer to game lovers, we have strengthened the Turkcell ecosystem in the gaming world by participating in the industry's most significant events. We have hosted numerous organizations, including Teknofest, where we had the privilege of meeting thousands of gaming enthusiasts, and the tournament we organized for MLBB, one of the world's most popular games. We have increased our presence in the gaming world by establishing collaborations with strong companies in the sector.

Notably, we were the first brand to facilitate in-game communication with MLBB, a partnership we forged with IGG, a prominent game company in Türkiye.

Turkcell Biz Family Keeps Customers Winning!

Turkcell Biz has continued to make a significant impact by reaching a large customer base in 2024 with its GB transfer, group formation and special advantages, offering unparalleled benefits within the sector. With its renewed focus and the privileges it offers, we made our customers experience the advantages of being a team. We supported our users with features such as free in-group calls and GB sharing. Customers can transfer GB 6 times a month, with the first transfer being offered free of charge.

We increased customer loyalty by offering special advantages to those who referred new customers to Turkcell. Postpaid customers were offered a 10% discount on their main packages for 12 months, while prepaid customers received 1 GB per week. Furthermore, we enabled our users who added new members to their teams to earn 1 GB per day for 12 months. We also extended special offers to our prepaid users over the age of 65, providing them with 100 minutes of free calls each month.

Turkcell Biz+ is the latest addition to Turkcell Biz, representing a new generation of membership model that is both commitment-free and customisable. We offer a flexible and free experience with advantages such as 10 GB from Salla Kazan, GB transfer, entertainment and special brand collaborations for essential needs.

Fiber Speed Internet Experience on Campuses, Campus Wi-Fi

The Campus Wi-Fi project is a key initiative in our commitment to providing students with access to high-speed internet. By collaborating with Turkcell, we aim to deliver fiber-optic internet connectivity to university campuses, which are thriving hubs of young learning and innovation. As part of this initiative, which commenced in 2019, we are playing a pivotal role in the digital transformation of our educational institutions by providing cutting-edge fiber internet services to over 1 million university students across 745 locations on 69 campuses in 29 provinces in 2024. In addition to providing fiber-speed internet, we are committed to supporting the academic and social lives of university students, thereby strengthening the image of the Turkcell brand on campuses and facilitating the activities of the brands in our ecosystem within the university. In 2024, we aimed to increase the university spread of the Turkcell Campus Wi-Fi service, which thousands of students have already benefited from, and reach more young people.

Turkcell Bizce, the Application of Active Women, Became Women's Favorite Application

Turkcell Bizce application, which aims to provide an excellent customer experience in the women segment, took a significant step towards this goal by undergoing a redesign process in 2024. The new interface was designed following extensive usability testing, competitive analysis and market research of the target audience. The redesign aimed to increase activations, visits and revenues of the application, enhance brand perception through a refreshed brand identity and improve the user experience. The new visual identity of the application, which had remained unchanged for some time, was revamped to break the perception of familiarity among the target audience and boost brand recognition.

This year, we continued to offer brand new features and content for the changing needs of our female customers with Turkcell Bizce, which is the favorite application of women by increasing interaction with innovative approaches and producing pleasant times. The 'Bizce Mirror' application, developed using artificial intelligence technology, provides users with motivational content every day via a virtual mirror. A total of 900 thousand participants took part in the draws we held throughout the year. Our Kupon Birikiktir campaign, which has been running for 5 years and which we have implemented by taking into account the coupon accumulation habit of women from the past, continued with innovations this year. Approximately 8 million coupons were gifted to users during the campaign, who then exchanged them for GB or brand gift vouchers. Approximately 400 thousand gifts were used in this way.

Turkcell Kid

Turkcell Kid packages are innovative solutions for the children's segment, offering special, rich content and advantageous packages for children between the ages of 7 and 15, as well as solutions to parents' security concerns under a single roof and features that enable them to manage their children's usage. These packages have been meticulously designed by Turkcell, analyzing customer needs and curating suitable solutions. Turkcell has strengthened its reputation for innovation by entering the children's segment with these packages. The children's segment continues to grow, and we aim to increase our awareness by reaching out to parents in all channels throughout the year.



Our Customer Relations

Customer Satisfaction and Loyalty

As Turkcell family, we aim to make our customers feel 'Safe, Valuable, Happy' at every step, in line with our 'People-Oriented Customer Experience' approach. We are committed to providing an easy, personalised and consistent experience.

We ensure that all our employees act with the awareness of 'I am here for My Customer' and encourage them to make decisions in line with Turkcell Experience Principles. We actively listen to the needs and expectations of our customers and integrate their feedback into our processes. We are committed to eliminating social inequalities and making our products and services accessible to all. The high level of customer satisfaction we achieve is one of our most important success indicators.

The 'Integrated Channel Experience' (Omnichannel) project is a key component of the 'One Turkcell' vision, with the objective of moving customer interactions to a channel-independent, integrated structure. Our objective is to provide a streamlined and efficient customer journey that is characterised by the seamless integration of technology, ensuring that customers do not need to re-enter their information across different channels.

Customer Satisfaction Management

We place great importance on the needs of our customers and are dedicated to addressing their requests in an open, transparent, efficient, and reliable manner. This commitment is outlined in our ⧉ "Customer Satisfaction Policy".

We are committed to strengthening the relationships we build with our customers across all channels, closely monitoring customer sentiment, and offering products, services and support that meet their needs. In line with our customer experience strategies, we determine, target and monitor our customer experience performance metrics on an annual basis.

Our customers expect us to provide them with easy and fast solutions in every channel they contact us on. Turkcell is a brand that recognizes them and offers services tailored to their needs. We are also innovative and pioneering with digital solutions in experience.

As Turkcell, we plan our actions within the scope of the following customer experience main strategies:

— Increasing the share of humanless channels to offer convenience in the experience and to ensure that our customers can reach people at any time and through any channel.

— Customised Personal Service at First Contact

— To provide faster service to our customers, to facilitate the lives of our employees and to utilize the power of automation for productivity opportunities

— Uninterrupted Service in Extraordinary Situations

"Innovative Bridge Between Technology and People" – Artificial Intelligence in Customer Experience

We have established an artificial intelligence-based complaint management system to record our customer complaints completely and accurately. This system is designed to detect complaints during customer calls and automatically identify and report the subject of the complaint. Our model automates the process of manual categorisation of complaints by customer representatives in the call center, ensuring operational efficiency and facilitating the recording of complaints with the correct headings.

Turkcell Asistan, developed 100% by Turkcell engineers, has started to provide a smarter, faster and personalised service to its users by renewing its infrastructure, front-end experience and customer processes end-to-end as of March 2024. This transformation process has enabled us to integrate many of our unique technologies, which are protected by patents, into Turkcell Assistant by centralising on the experience we want our customers to have. The objective was to empower our digital assistant to address all customer queries on a unified platform, while providing a hybrid experience with human-assisted solutions for complex requests.

Turkcell Asistan has been successful in increasing operational efficiency and strengthening customer satisfaction and loyalty. These efforts not only supported Turkcell's digital transformation goals, but also offered a distinctive experience in the sector by blending technology with human touch. In 2024, Turkcell Asistan established an innovative and reliable bridge to its customers, underpinned by both technological and human support. During 2024, nearly 20 million customers engaged in 84 million chats through Turkcell Assistant. A 98% resolution rate was achieved at the first contact, and most transactions were completed in the first interaction. With 1.3 million live support interactions, our customers seamlessly transitioned from digital assistant to human support.

Nearly
20
million customers engaged in
84
million chats through Turkcell Assistant

The Turkcell Voice Response System is undergoing continuous development to provide a proactive and personalised service by anticipating customer needs, while also facilitating easy access to customer representatives. In 2024, it supported our customers in a total of 61 million calls and enabled 6 million calls to meet directly with the customer representative. Our voice response system, driven by artificial intelligence, anticipates customer needs in various areas, including billing arrangements, package information, and provides personalised recommendations. For instance, if the end date of a customer's contract is approaching or the package is about to expire, special offers are proactively recommended to the customer. Additionally, if a customer has been contacted by Turkcell regarding an issue and was unable to respond, upon their subsequent call back, they are provided with information regarding the reason for the contact, along with bespoke offers that are tailored to their individual needs.

In the realm of social media, we provide uninterrupted service to our users, maintaining a presence on 65 accounts across various platforms, including Facebook, X (Twitter), Instagram, YouTube, LinkedIn and Tiktok. We index approximately 10 million social data points on an annual basis and implement various strategies to enhance reputation management and customer experience.

We provide comprehensive support for our digital applications by establishing effective communication channels with users, aligning with our brand positioning. We respond to customer queries made via social media within approximately 12 minutes.

In 2024, we introduced the 'Artificial Intelligence Supported Agent Assistant in Social Media Responses' to optimise customer communication through language, tone and spelling controls, aligning with our brand standards. This agent assistant is a project designed to enhance the customer experience on social media and to assist agents in more effectively fulfilling their duties. This initiative enables us to provide real-time assistance to agents and offers a system that checks language, tone, emoji usage and brand-based spelling accuracy. In addition to these capabilities, we are continuously enhancing the functionality of our assistant. Recently, we have expanded its capacity to detect and prevent the use of inappropriate expressions, ensuring the maintenance of professional and respectful communication standards.

In 2024, we also launched our 'Brand Sentiment' project in addition to our content sentiment data, which works with 80% accuracy. The Brand Sentiment project provides insight into the general perception and emotional attitude towards our brands across various channels, and this data is reported accordingly. We utilize brand sentiment metrics to assess overall brand perception at the macro level. On the other hand, content sentiment analysis is used to measure the impact of individual posts and messages.

Average Response Time of All Media and Accounts (minutes)					
2019	2020	2021	2022	2023	2024
20	18	17	12	12	12

Simplified Customer Experience

At our company, we specialize in researching and developing innovative solutions that enhance the user experience and ensure customer satisfaction. We offer customers the option to convert their existing physical SIM cards to e-SIM cards upon request. If customers prefer the e-SIM option in their replacement SIM card requests, their requests are processed quickly in accordance with their authentication methods. This service, which is particularly important for customers living abroad, allows them to instantly and easily change their SIM cards without visiting a physical Turkcell dealer, only through the Turkcell application. This service is particularly beneficial for customers who are frequently travelling and need to be able to communicate seamlessly across different countries. This initiative is a key component of Turkcell's broader strategy to leverage technological advancements and enhance customer service.

The Flexible Handover process eliminates the need for both the transferring and receiving customers to be in the same location at the same time. By enhancing the flexibility of the customer transaction process, Flexible Handover contributes to enhanced customer satisfaction and strengthened competitive advantage. Simultaneously, it enhances efficiency and reduces operational costs through accelerated transaction processes. This initiative represents a customer-oriented and innovative approach to meeting the strategic objectives of the business.

We restructure our business processes, logistics operations and technological infrastructure using a holistic approach to make our supply chain agile, flexible and sustainable. By entering into framework agreements with all our business partners, we ensure that our conduct is always ethical, fair and transparent.

Value-Oriented and Responsible Supply Chain Management

We implement our policies rigorously, including basic principles such as respecting employee rights, not employing child labor and not engaging in forced labor practices. We have committed to ending child labor under Alliance 8.7 and expect all our suppliers to strictly comply with these principles.

We ensure that our business partners adopt a responsible management approach in line with the Code of Ethics, Human Rights and Environmental Policies published on our supplier portal. When evaluating potential new suppliers, we consider criteria such as quality-price balance, past performance, market conditions and references, as well as sustainability and ecological sensitivities. As of 2024, we have integrated sustainability criteria into our processes for critical hardware, software and non-technical purchases.

In our purchasing categories, which are categorised according to the Kraljic Matrix, we regularly evaluate our suppliers in terms of commercial performance, quality, delivery, process management and innovation. For companies scoring below 70 points, we offer sustainability training through Turkcell Academy.

We are committed to managing our supply chain with transparency and reliability, through regular audits and senior management reporting. As of 2024, no negative environmental or social incidents arising from our suppliers have been identified.

We follow national and international standards to make our procurement processes fully transparent. We conduct our

procurement processes in such a way that the following rules and standards are continuously met:

— Sarbanes-Oxley Act (SOX)
— Security Exchange Commission (SEC) Regulations
— Foreign Corrupt Practices Act (FCPA)
— Capital Markets Board (CMB) Regulations
— Information and Communication Technologies Authority (ICTA) Regulations
— Liabilities regarding the Turkish Code of Commerce (TTK)
— Liabilities regarding the Turkish Penal Code (TCK)
— Liabilities regarding the Turkish Tax Legislation
— ISO 9001 Quality Management System and ISO 27001 Information Security Management System
— Customs Law No. 4458 and Free Zones Legislation
— Liabilities regarding other countries that we operate in (Belarus, TRNC)

As part of our 2024-2026 strategy, we aim to improve ESG performance by accelerating the sustainability transformation of our supply chain, improve emission calculations, support sustainable logistics management and increase supplier diversity.

The Supplier Human Rights Due Diligence and Sustainability Performance Assessment projects are designed to measure the performance of suppliers in areas such as human rights, occupational health and safety, environment and business ethics. These projects also involve the use of artificial intelligence to monitor supplier development. Assessing 250 strategic suppliers, we aim to minimize risks and enhance supply chain transparency.

We are committed to implementing sustainable solutions through digitalisation and optimisation in our logistics processes. We have achieved a significant reduction in paper usage, with digital activation in sim card deliveries saving 700 thousand pieces of paper per year. We have also enhanced efficiency in order processes through the integration of robot technologies. Furthermore, we have attained a 33% fuel reduction by leveraging local centers for order distribution. We are expanding our distribution network with electric vehicles and minimising our environmental impact by reducing the use of plastic.

We are committed to ensuring a sustainable transformation in our stores by using recycled materials, energy-efficient lighting, sensor systems and digital screens. We have adopted the Disabled-Friendly Store concept in all 98 of our stores across Türkiye, with ramps facilitating access for customers with physical disabilities, the elderly and those with prams.

Supplier Ecosystem Management

We place the value-oriented studies we carry out with our suppliers under a single team in order to ensure rapid applicability. As the Supply Chain Process Development team, we carry out localization studies, SME and start-up support programs, collaborations through international and local sectoral organizations, supplier-oriented innovation studies, supplier diversity and development, risk and sustainability analysis.

As in previous years, we held the Turkcell Supplier Summit event again in 2024. This event provided us with an opportunity to engage with our supplier ecosystem in person. During the event, we presented our Supplier Based Innovation, Localism, My Principal Partner and Sustainability programs, which are designed to enhance the ecosystem.

We also highlighted our Supplier Diversity initiative, which includes disaster area suppliers and women entrepreneurs. We also took the opportunity to inform our companies about our communication channels for new idea applications.

Localization Efforts

We prioritise domestic and national technological transformation to support the growth and sustainability of the entrepreneurship ecosystem in Türkiye. We support domestic producers through category localization, supplier collaborations, technopolis collaborations and entrepreneurship support programs, and we carry out strategic efforts to attract global investment to Türkiye.

As part of Turkcell's Localization Program, we prioritise local suppliers in network technologies, software and other value-added services. We have developed access and security services in a single package in collaboration with a local provider and are offering them to our corporate customers. We are replacing imported solutions with local alternatives



through projects such as the localization of a critical application that generates alarms and performs inter-device impact analysis in our fixed and mobile network.

In 2024, we achieved our total procurement volume targets, with 61% of the total being completed in line with our localization strategy. We prioritise products produced in Türkiye, and we are committed to the employment of the domestic workforce in service procurement.

In 2020, we launched a new acquisition model, and we continue to visit technoparks and run promotional activities to support start-up companies. As part of the Büyük Ortağım (My Principal Partner) Program, we have successfully concluded 49 business agreements with 36 companies affiliated with 20 technoparks across 12 provinces, resulting in a transaction volume of TRY 30 million.

In the coming period, we will continue to contribute to the entrepreneurship ecosystem and Türkiye's digital economy by continuing our projects that encourage domestic production without slowing down.

Supplier-Oriented Innovation Projects

In 2020, we launched the Supplier Axis Innovation (TEI) program, which aims to encourage innovation within the supplier ecosystem. The program invites suppliers to submit innovative ideas, with contributions from relevant business units and purchasing managers. The projects are presented to the Supplier Axis Innovation and Localization Committee, which includes Turkcell Assistant General Managers as the jury. The presentation includes additional savings, process and quality improvement, revenue potential and sustainability contributions. The successful projects are currently being implemented.

The committee has approved a number of projects, including the development of a low-cost domestic network inventory management system, the provision of access and security services as a single package in collaboration with a local company, and the delivery of this service to customers who typically do not receive security services. Other projects include the use of solar panels to meet the energy needs of field equipment, and the production of composite manholes for fiber optic boxes, which are both cost-effective and pose a reduced risk to occupational safety. The development of nano-trenching tools that increase operational efficiency with shorter excavation sections and cause the least disturbance to the environment, the use of mobile caravans instead of mobile vehicles that provide gravity support to regions for uninterrupted communication, the development of telescopic towers that provide mobility for disaster and crisis management, artificial intelligence-supported software applications to support human resources applications and call center assistants can be given as examples.

As part of the program, a total of 120 ideas were evaluated, and by the end of 2024, 18 ideas had been presented to the committee and 14 ideas had been approved and implemented. The projects have generated a total additional gain of TRY 113 million, thanks to the savings and income contributions. The target for the next 5-year period is to achieve a potential contribution of TRY 523 million.

Equality of Digital and Social Opportunity

At Turkcell, we harness the restorative and equalising power of technology to provide equal access to information for children, women, the disabled and the elderly, thus ensuring that no one is left behind. We are committed to inspiring and unleashing potential. Through our projects, sponsorships and events in many fields, we transform the driving power of technology into benefits for all, with an inclusive and sustainable approach.

My Dream Companion

My Dream Companion is dedicated to promoting equal access to information and facilitating independent participation in social life for the visually impaired.

My Dream Companion is a service that can be accessed via an iOS or Android mobile application or by 8020 IVR line. It has been developed to assist visually impaired people with navigating indoor areas, such as Turkcell stores, shopping malls, universities, and with providing instant audio description technology for movies broadcasted in movie theaters and on digital platforms. Since 2012, the service has also offered access to content such as current news, columns, audiobooks, and educational resources.

As part of the Disabled-Friendly Stores Project, 98 Turkcell stores in 76 cities of Türkiye were made accessible, and the Dream Companion indoor navigation technology enabled the visually impaired to easily find what they are looking for in the store.

In 2024, we expanded the scope of our audio description technology with 65 films, providing audio description for more than 400 films in total to the visually impaired. We also developed our live description technology to provide description for performances such as theater and musicals.

Furthermore, as in previous years, we provided the visually impaired with the opportunity to follow the events we sponsored at the Zorlu PSM Turkcell Platinum Stage at the same time as everyone else, without missing any details. This year, we provided live description of the Shakespeare in Love play in March and the 1923 Musical in May. Visually impaired art lovers attending the play were able to enjoy the performance by listening to detailed descriptions of the decor, costumes and the actors' performances via the audio description feature of My Dream Companion.



Turkcell's digital applications enable senior citizens to engage in a variety of activities, including watching TV, listening to music, making video calls with relatives, conducting e-government transactions, playing digital games, and exploring the beauty of our country in a virtual environment with VR glasses.

The Digital Spring Project

With the support of the Ministry of Family and Social Services, we have established our Digital Spring Technology Rooms in 20 nursing homes across Türkiye. The aim of this initiative is to provide technological equipment, comfortable seating and experience areas that will enhance the lives of those using them. Turkcell's digital applications enable senior citizens to engage in a variety of activities, including watching TV, listening to music, making video calls with relatives, conducting e-government transactions, playing digital games, and exploring the beauty of our country in a virtual environment with VR glasses.

In this context, we are committed to our mission of leveraging technology to enhance the well-being of our elders residing in nursing homes. Our goal is to combat the adverse emotional impact of the pandemic by fostering a sense of connection and engagement. Our objective is to facilitate connections between our elders and the digital realm, thereby fostering increased social engagement.

The project involved the establishment of Digital Spring Technology Rooms in Osmaniye, Adana, Aydın, Samsun and Erzincan in 2023. We continued to facilitate connections between technology and our elders by extending our reach to a total of 10 nursing homes in Ankara, Bursa, Izmir, Osmaniye and Istanbul, which were previously included in our project. In 2024, we expanded our reach by opening Digital Spring Technology Rooms in 10 nursing homes affiliated with the Ministry of Family and Social Services across 10 provinces.

With the slogan 'There is no age for learning with Turkcell Digital Spring!', we ensure that our elders can access the online world safely with these technology classes, which we have established in nursing homes as part of our Digital Spring project.

As part of the Digital Spring project, we are pleased to announce that, in addition to the 'Digital Literacy' training sessions that we initiated in 2024, our senior citizens will become more aware of their digital capabilities and feel more motivated to use their digital equipment independently. The training program encompasses a range of topics, including digital literacy, cyber security, e-government, e-citizenship applications, social media, digital signatures, digital banking transactions and Paycell. We have successfully completed our training program in nursing homes within our established Digital Spring facilities.

At Turkcell, we are dedicated to creating value by offering technology to enhance people's lives. We are committed to serving society by supporting projects that generate social benefits. Since our inception, we have prioritised the equalising power of technology as a central element of all our social responsibility initiatives. We implement social inclusion projects with the objective of ensuring equal access to information for all.

The Digital Parent Project

In the digital age, children are exposed to a wealth of content that is both abundant and unregulated.

The Digital Parent BiP channel, supported by age-appropriate content guidance, aims to empower parents by providing access to suitable content and informative articles and videos that offer guidance on raising children in the digital age.

This channel provides parents with the ability to filter content by subject, access reviewed articles and content, observe their children's achievements, select the appropriate content and make the most efficient use of this digital experience by quickly accessing expert opinions.

Close to Life Project

We are meeting the counselling and psychological needs of children with autism and their families through the Close to Life Project, which we launched in partnership with the Tohum Autism Foundation to support children with autism and their families across Türkiye.

With BiP, the communication and life platform that uses technology to overcome barriers, we have created a communication channel where families of children with autism can find answers to their questions about autism and special education from expert doctors and teachers.

Accessibility in Service Processes

We prepared sign language and audio narrated versions of information packages, including payment service agreements, resolution of disputes and product usage information. This was to directly address the needs of our visually and hearing-impaired customers, who often face difficulties accessing such information. The packages are now available on our corporate website.

Our customers can now access our Face-to-Face Customer Services from the Turkcell mobile application, Turkcell and Superonline Stores, and receive video services in sign language every day of the week between 10:00 and 01:45. This service, which is free of charge for our hearing-impaired customers, allows outgoing and return calls to be made to our customers. If customers wish to contact our call center, they can do so by clicking on the link in the SMS text we send them. Our dedicated team provides sign language services to an average of 3,400 video service requests per month.





Whiz Kids Project

As part of the Whiz Kids Project, which is being carried out by Turkcell in cooperation with the Ministry of National Education, we aim to bring together Türkiye's gifted students with technology and prepare them for the world of the future.

At Whiz Kids Technology Laboratories, which we have established in Science and Art Centers (BİLSEM) across Türkiye, we provide our students with opportunities such as laptops, 3D printers, electronic and robotic coding kits and toolkits; we ensure that children receive training in artificial intelligence, coding, space science, robotics, smart home and cloud technologies, and support them in developing projects in these areas. Since 2016, more than 66,000 students have used Whiz Kids classrooms every year.



After being educated in Whiz Kids classes, students were observed to gain;

- **84%** increase in self-confidence
- **84%** increase in academic performance
- **83%** increase in level of curiosity
- **82%** increase in the level of awareness and interest in technology

As part of the Turkcell Whiz Kids Project, we have established a presence in 87 laboratories across 55 cities. As part of this initiative, we have also organized face-to-face technology workshops for students to grasp the basic coding logic. This year, at the Teknofest Adana event, we provided fundamental algorithm and coding training to more than 1,200 students.

Whiz Kids - Social Return on Investment (SROI) Analysis

SROI (Social Return on Investment) is the world's most widely used impact analysis framework for understanding the concept of social value, managing and maximising social impact. The SROI framework is a versatile tool that can be used for strategic planning and improvement, impact communication and investment decisions. It also guides managerial decisions in terms of effective and efficient use of corporate resources. In this context, a comprehensive SROI analysis was carried out in the Whiz Kids project. The aim of this study was to understand the changes experienced by students and teachers who benefit from the Whiz Kids Classes established in BİLSEMs in cooperation with the Ministry of National Education across Türkiye, and to review the project by taking these changes into account.

The study revealed that for every TRY 1 invested in the Whiz Kids classrooms, a social value of TRY 2.57 was created. This SROI analysis was conducted by attributing financial value to the social outcomes of the change in the target groups thanks to the project. The calculated SROI output is the ratio of the social value created to the investment made. The SROI analysis of the Whiz Kids project was audited and approved by Social Value International. We are the first and only company in the technology and telecommunications sector in Türkiye to manage its social impact activities in accordance with the Social Value Principles.

Whiz Kids project and the social impact analysis study of the project were shared by GSMA as a good example in the 2024 Mobile Industry Impact Report. The report was presented in New York during the 77th General Assembly Week of the United Nations.

Teachers in Whiz Kids classes were observed to gain;

- **91%** positive improvement in emotional well-being
- **88%** positive contribution to professional development

Whiz Kids – Artificial Intelligence Marathon

We launched the Artificial Intelligence Marathon program, which we have developed in collaboration with the Ministry of National Education. The objective of this initiative is to introduce gifted students to the fields of artificial intelligence and data science, thereby enhancing their expertise in these areas. The program is designed to equip these students with the necessary skills to utilize artificial intelligence in finding solutions to pressing problems. The program has been meticulously designed for gifted high school students enrolled at Science and Art Centers (BİLSEM), which are affiliated with the Ministry of National Education. The program offered 75 hours of training in artificial intelligence, data science and machine learning over a period of 2.5 months to students participating in the marathon from across Türkiye. The program was designed to provide equal opportunities through online training. The program attracted a total of 801 Bilsem students and 173 teachers from 70 cities. Following the training program, a hackathon was organized, where students participated individually or as a team, and were able to experience artificial intelligence through concrete projects. During this hackathon, students developed Turkcell's Turkcell Asistan, Fizy and Pasaj products with a focus on artificial intelligence. During the hackathon, they received feedback from Turkcell employees and designed their projects in the most applicable way. Face-to-face jury interviews were held with the participating teams, and the projects that excelled in the determined criteria were awarded.





Social Investment and Sponsorship Projects

We are committed to the belief that technology has a unifying effect, and our goal is to facilitate equal participation in society by promoting social inclusion.

Through our social responsibility projects, we aim to create value for society by ensuring that no one is left behind in terms of access to information and technology. We contribute to environmental sustainability and social development by allocating up to 1% of our income to social investment projects on an annual basis. We also seek to enhance the accessibility of sports, culture and arts for all segments of society, while actively promoting the involvement of women, men, children, the elderly and disabled individuals in these areas.

For many years, we have been carrying out pioneering projects to strengthen Türkiye's art, sports and cultural heritage in the national and international arena, and we support the success of our artists and athletes.

Furthermore, we are committed to contributing to the development of our country by providing support for a variety of events, congresses and conferences in numerous fields, including technology, health, environment, energy, economy, marketing and informatics.



Caretta Caretta

Since 2022, Turkcell has been sending an informative SMS to visitors at Antalya Çıralı beach in the May–September period. We are working closely with Çıralı Ulupınar Cooperative in this regard. The content of the SMS includes the issues that should be done and paid attention to in order to protect Caretta Caretta nests. In 2024, a total of 206,517 SMS messages were sent as part of this initiative.

Tracking endangered Mediterranean seals with artificial intelligence

We are working with the Mediterranean Conservation Association, which carries out important studies on the monitoring and restoration of marine ecosystems where endangered Mediterranean monk seals live, to protect biodiversity in Türkiye with our artificial intelligence applications. The process, which is manually monitored by experts by recording images 24/7 with underwater cameras in the caves, is carried out automatically with our artificial intelligence technology. This ensures the effective monitoring of Mediterranean seals. The system we have installed immediately notifies the Mediterranean Conservation Association when the seals enter the designated area. The system also detects and alerts other creatures (humans or other animals) entering the cave.

Sports Sponsorships

National Football A Team Sponsorship

Since 2005, we have proudly held the position of Main Sponsor for both the Men's and Women's National A Football Teams, a role we initially assumed in 2002 as the 'Official Communication Sponsor'. Our Men's National A Football Team, which we have proudly supported for more than 20 years, reached the quarter-finals of the 2024 European Championship. We continue to support our National Teams in international tournaments, believing that they will contribute to the development of national football and inspire pride in our country.

Turkcell Women's Football Super League

In line with our commitment to equal access to sports, we are taking steps to develop the rapidly developing and growing women's football branch in our country. We are committed to expanding the reach of the Turkcell Women's Football Super League, of which we are the primary sponsor, and to enhancing the visibility of women's football. We are proud to announce that the play-off and final matches of the Turkcell Women's Football Super League, which has seen a remarkable surge in interest over the past four seasons, were broadcasted on television and digital channels for the first time.

e-National Teams Sponsorship

In 2021, we expanded our cooperation with the Turkish Football Federation in the field of digital games and became the name sponsor of the player selection process of the newly established e-National Teams in FIFA and PES games. We also assumed the main sponsorship of the e-National Teams, where we held a selection period under the name Turkcell e-National Team Selection. We are confident that our National Teams will successfully represent our country in these new and emerging areas.



Turkcell Super Cup

In accordance with the terms of our agreement with the Turkish Football Federation, we are pleased to continue our sponsorship support in the field of football with the Turkcell Super Cup. This prestigious event brings together the champion teams of the Super League and the Turkish Cup, which we have had the privilege to support in previous years.

Athletics National Team Sponsorship

At Turkcell, we prioritise the development of all branches of sports. We are proud to continue the successful Athletics and Swimming Project, which we launched in 2013 in cooperation with the Turkish Athletics Federation. As part of this initiative, we are proud to provide the most substantial and long-term support for amateur sports in Türkiye to date. We are committed to the growth and development of sports in our country. We collaborate with various federations to implement innovative and modern management models, expand the pool of young athletes, ensure the continuity of athlete development in the elite category, and facilitate institutional and technological advancement.

Our national team, under the main sponsorship of Turkcell, has continued to enjoy success in athletics and swimming in the 2024 season. In international athletics tournaments, our athletes have won a total of 948 medals for our country. In addition to these achievements, the number of licensed athletes and swimmers reached 135 thousand in 2024.



Number of licensed athletes and swimmers reached

135

thousand in 2024.

Turkish Sports Federation for the Physically Disabled

Our successful cooperation with the Turkish Sports Federation for the Physically Disabled, which commenced in 2016, continues to achieve significant success in the amputee football branch. Our national team triumphed over Spain in the final of the EURO 2024 Amputee Football Championship, which was hosted by France, thus securing the championship title. Our amputee footballers have become a source of inspiration for society, demonstrating remarkable determination and success in overcoming challenges.

Turkish Federation of Traditional Sport Branches

By taking on the primary sponsorship of the Federation of Traditional Sports Branches of Türkiye, we aim to promote and ensure the success of our traditional sports at both the national and international levels. This sponsorship covers 9 sports branches: These include Equestrian javelin, Equestrian horse riding, Horseback Archery, Aba Wrestling, Salwar Wrestling, Belt Wrestling, Traditional Sleigh, Sleigh and Kokboru. Our sponsorship will support 247 clubs, over 20 thousand athletes, 351 coaches and 1,700 referees spread across 64 cities. To increase the reputation of our traditional sports and ensure their future success, we are creating opportunities for these sports branches specific to our culture to become widespread and support young people to turn to these sports in line with their healthy, active and successful upbringing.

Our Culture and Arts Sponsorships

Zorlu PSM (Performing Arts Center)

Since 2018, Zorlu Performing Arts Center's (PSM) main drama stage, which is our venue sponsor under the name "Turkcell Stage", has been hosting world-renowned shows and performances. In addition, Zorlu PSM's theater stage continues to welcome art lovers as "Turkcell Platinum Stage". All cultural and artistic events such as musicals, concerts and plays are held on Turkcell stages.

Since 2018, we have hosted more than 2 million visitors in nearly 2,500 events as part of our cooperation with Zorlu PSM. As part of our commitment to accessibility, we have hosted visually impaired art enthusiasts at events such as theater and musicals held on the Zorlu PSM Turkcell Stage, utilizing My Dream Companion live description technology.



Circular Electronics Children's Digital Book

We have published a children's circular electronics book titled 'Ant Leg and Giant Leaf'. This book has been prepared with the contributions of the Informatics Industrialists Association (TÜBİSAD) and the Educational Volunteers Foundation of Türkiye (TEGV), which we have been in cooperation from 2022 to April 2024. We have continued to spread environmental awareness to the whole society by taking part in the Turkcell My Dream Companion and fizy applications. Children who completed the book received a 'Circular Electronics Certificate' in recognition of the techno waste they contributed to Turkcell stores. This initiative encouraged children to adopt a proactive role in the management of electronic waste within their households. The project has been recognized with prestigious awards, including the Golden Compass Public Relations Award in the Environment category and the IPRA Golden World Awards.

Our Other Sponsorship Projects

Turkcell Platinum Park

Turkcell Platinum Park, located on 200 acres of land in Maslak, offers visitors a chance to experience a change of pace from the daily routine of city life. Since its opening in 2018, the site has welcomed nearly 1.5 million visitors, and in 2024, nearly 400 thousand people visited. Turkcell Platinum Park, which brings together offroad enthusiasts, is strategically located in the heart of Istanbul and in the middle of nature, offering a variety of experiences with exclusive benefits for our customers. Turkcell Platinum customers can enjoy a variety of outdoor activities, including off-road, archery, jungle run and open-air cinema. Turkcell Platinum Park is a family-friendly destination, offering a pleasant environment for children to learn about life in nature in a fun way. The Offroad Challenge Race, which was held for the 4th time in 2023, is a prime example of our commitment to both the venue and the Platinum brand image. In 2025, we will be updating the visual elements of the park to align with the Platinum brand's refreshed identity.

Summer and Winter Locations

As Turkcell, we continue to offer Platinum advantages to our customers in Kartalkaya, one of the most important ski resorts of our country, which has been visited by more than 500 thousand people in the season since 2014. In addition, we provide special privileges and advantages to our subscribers by integrating our different brands at exclusive beaches in Çeşme and Bodrum in summer.

TEKNOFEST Aviation, Space and Technology Festival

More than 1 million people attended TEKNOFEST, Türkiye's largest aviation, space and technology festival. The festival was broadcasted on television screens and digital platforms, allowing it to reach audiences across the country and around the world. The event featured a range of activities, including technology competitions, an initiative program, spectacular air shows, award ceremonies, advanced technology simulations, scientific workshops and exhibitions. TEKNOFEST offered visitors of all ages a unique opportunity to engage with science and technology in 2024. As Turkcell, we participated in this festival with our extensive range of products and services, along with our collaborations with various segments. We provided coding training for children, helping them navigate the online world safely. The Smart Wi-Fi Coverage Competition, which was held for the first time under the leadership of Turkcell, aimed to offer innovative solutions for the coverage efficiency of internet users indoors.

Sectoral Supports

As Turkcell, we aim to extend our leading position in the telecommunications sector to other sectors, adopt innovative approaches and contribute to the development of these sectors. In this direction, we sponsor congresses and conferences on many topics ranging from HR applications to digital marketing, from supply chain management to aviation and space technologies, from cyber security to techfin solutions. Through our sponsorships, we engage with a diverse range of audiences, including entrepreneurs, students, investors, NGO representatives, academics, white-collar workers, and middle and senior managers of corporate companies. With a portfolio of over 50 congresses and conferences organized during the year, we have a proven track record of delivering our messages to hundreds of thousands of people.



NATURAL
CAPITAL

We manage the climate and
environmental impacts across
the Turkcell Group value
chain within the framework
of our "Positive imprint to the
Environment" strategy.



Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2023 Performance	2024 Performance	Target Towards Current Status
Meeting the electricity demand from renewable sources	-	-	100%	100%	100%	–
Renewable energy investments	-	300 MW SPP, 18 MW WPP, Installed Power Investment (2023-2025)	300 MW SPP, 18 MW WPP, Installed Power Investment (2026)	22.2 MW Installed Power	32.9 MW Installed Power	↑
Achieving Net Zero operation level	-	SBT-i approved target: 50.47% reduction of Scope 1-2 emissions, 25% reduction of Scope 3 emissions by 2030	100% (in 2050)	-	-	→
Reducing GHG emissions	-	-	55% (in 2030)	40,268 tonnes CO_2e	7,977.99 tonnes CO_2e	→
Recycling of all waste	100%	-				→



Climate and Environmental Management

We manage the climate and environmental impacts across the Turkcell Group value chain within the framework of our "Positive imprint to the Environment" strategy. The Board of Directors assumes the highest level of responsibility for the management of the business processes we carry out in line with this strategy.

The Integrated Value Creation Committee and the Sustainability Committee are responsible for effectively carrying out the strategic planning and management processes of our climate and environmental sustainability efforts, and communicating the performance results to our Board of Directors and all our stakeholders through the Integrated Annual Report.

Corporate Social Responsibility, Sustainability and NGO Relations Unit is responsible for coordinating the management of our environmental impacts, with a particular focus on climate change. The Unit's activities are underpinned by a comprehensive planning framework. Our units responsible for the management of business processes and assets where impacts occur are meticulous in their efforts to reduce climate and environmental impacts and improve performance.


Board of Directors
Final decision making body for sustainability and climate change related issues
INTEGRATED VALUE CREATION COMMITTEE
Periodically reports ESG activities to the Board of Directors and inform relevant Board Committees.
CORPORATE GOVERNANCE COMMITTEE
Presents solution-oriented proposals to the Board of Directors regarding the development and implementation of the Company's corporate governance principles, and oversees investor relations and sustainability activities.
EARLY DETECTION OF RISK COMMITTEE
Identifies environmental and climate risks that could impact the existence, development, and continuation of the company, conducts risk mitigation studies.
Periodic information provisions
SUSTAINABILITY COMMITTEE
Defines and implements short, medium and long term actions in line with ESG policies, priorities, risks and opportunities.
CORPORATE RISK MANAGEMENT
Assesses risks and reports mitigation measures to the Early Detection of Risk Committee
Preparation of bimonthly risk reports
CORPORATE COMMUNICATIONS, MEDIA AND BRAND MANAGEMENT DIRECTORATE
Coordinates company-wide efforts with a holistic approach to achieve common sustainability and climate goals.
Periodically re-evaluates and develops the sustainability strategy and identifies prioritised issues.
INTERNAL CONTROL AND CONTINUOUS IMPROVEMENT DIRECTORATE
Manages environmental and climate risks and opportunities

In the field of climate and environmental management, we adhere to processes that are in accordance with the ISO 14001 Environmental Management System Standard, ISO 50001 Energy Management System Standard and ISO 14064 Greenhouse Gas Calculation, Reporting and Verification Standard.

ESG targets, particularly in the areas of climate and environment, are integrated into the job descriptions of our relevant managers and employees. Accordingly, ESG targets are differentiated according to the business areas of our employees and used as one of the basic indicators in individual performance evaluations. For instance, while ensuring energy efficiency in grid operations is associated with the goal of reducing carbon emissions, targets for minimising environmental impacts are included in administrative affairs units. Similarly, the business plans of various departments clearly emphasise critical targets such as managing sustainability risks and opportunities, reducing carbon footprint and using renewable energy.

We adopt a remuneration model that rewards the achievement of sustainability goals, especially those relating to climate and the environment. These targets, which extend from the CEO to all employees, affect the premium pool in the range of 5%-10% as one of the factors determining the performance bonuses of our employees. The regular review of sustainability targets and the consideration of achievements in remuneration reinforce the adoption of ESG criteria throughout the company.

We consider the professional development of our employees to be a strategic priority within the framework of our vision of sustainability leadership in our sector. We have strengthened our expertise in areas such as climate and environment, ESG policies, energy efficiency, climate change and emission management through the publication of sustainability reports since 2013 and Integrated Annual Reports since 2020. Furthermore, we have been diligent in fostering sustainability awareness and competencies throughout the company by offering comprehensive sustainability training to all employees in 2024 and publishing quarterly bulletins. Furthermore, we allocated 40 hours of sustainability training to our employees working in critical units, such as the supply chain, logistics and data center. We have also planned to develop new projects in 2025 in line with these training programs. Furthermore, we have continued to increase the experience and competencies of our employees by using the services of external experts and consultants in the relevant processes. In this regard, in 2024, we received consultancy services for projects such as international CDP Climate Change reporting and ISO 14064 Reporting.

 The main principles that guide our climate and environmental management efforts are outlined in the Turkcell Environmental Policy.

Compliance with all legal regulations, which are among these principles and binding for Turkcell, forms the basis of our working standards. During 2024, there were no incidents of non-compliance with climate and environmental regulations, no complaints were submitted to our company management in this regard, and no material or non-cash penalties were incurred due to non-compliance.

In the field of climate and environmental management, we adhere to processes that are in accordance with the ISO 14001 Environmental Management System Standard, ISO 50001 Energy Management System Standard and ISO 14064 Greenhouse Gas Calculation, Reporting and Verification Standard. Through periodic independent audits, we successfully complete the certification processes and ensure the reliability and continuity of our systems.

We address our climate and environmental management processes with a risk and opportunity-oriented approach. As part of our corporate risk management strategy, we proactively

For your reference, you can access our certificates for all the standards we follow on our corporate website.

identify environmental risks that may arise from our operations, particularly climate change, or that could potentially impact our business success. We then systematically evaluate these risks alongside the opportunities they present. The identified risks and opportunities are then transformed into performance and time-based SMART targets in line with our integrated value creation model and sustainability strategies, and managed effectively.

In the previous reporting period, KPIs were assigned to all employees, including our CEO, and monitored at minimum annual intervals. The activities carried out in line with our climate and environment strategy and the outputs achieved are comprehensively evaluated in terms of financial, operational, legal compliance and environmental aspects.

We allocate the necessary financial resources for the effective management of environmental impacts arising from our assets and business processes, and for the successful implementation of performance improvement and control activities. These investments are a core element of our mission to build a sustainable future and reflect our commitment to fulfill our environmental responsibilities. In this context, during the reporting period, we allocated a total of USD 84.47 million resources to fulfill our climate and environmental responsibilities. As well as our environmental investment expenditures, during the reporting period, we invested USD 176.75 million in our data centers. These data centers provide energy efficiency at international standards and have LEED Gold certificates. The design PUE value of Turkcell data centers is 1.3, well below the global average of 1.55. This contributes to the enhancement of energy efficiency in our data centers and the development of our sustainable digital infrastructure.



40
we allocated 40 hours of sustainability training

Environmental Management and Investment Costs (USD Million)

2022	2023	2024
95.1	76.4	84.5

Climate change is one of the most pressing issues of our time, generating numerous acute and chronic risks worldwide. At Turkcell, we are committed to eliminating the effects of our carbon footprint by 2050 through our "Positive imprint to the Environment" strategy.

Climate Change

We remain committed to our role as leaders in the global effort to combat climate change, as demonstrated by our active participation in international initiatives. In this regard, as Turkcell Group, we are proud to be among the first 8 operators worldwide to join the GSMA Mobile Net Zero initiative, which aims to achieve net zero targets in the telecommunications sector. We are also the first GSM operator to represent Türkiye on this platform. We are also active contributors to GSMA's Sustainability Network.

Another key step in supporting our net zero target was to transform our emission targets into a Science Based Target (SBTi) systematic. In 2023, as Turkcell Group we broke new ground in Türkiye by having our SBTi net zero target plan approved. In accordance with this plan, we aim to reduce our Scope 1 and 2 greenhouse gas emissions by 50.47% and our Scope 3 emissions by 25% by 2030 compared to the base year of 2020.

We also regularly report to the Carbon Disclosure Project (CDP) Climate Change Program, where our efforts to combat climate change are evaluated from a broad perspective, from governance structure to risk and opportunity systematics.

Our environmental and climate performance is also evaluated in the Borsa Istanbul Sustainability Index and MSCI ESG Index. In 2024, Turkcell was included in the BIST 25 Sustainability Index, once again demonstrating our success in being among the top 25 companies with the best sustainability performance among listed companies in Türkiye.

Management of Climate Risks and Opportunities

We regularly evaluate and closely monitor the opportunities and risks posed by climate change in line with our Enterprise Risk Management framework. As part of an Enterprise Risk Management (ERM) procedure in accordance with the COSO ERM framework and ISO 31000 Risk Management standard, we address all risks and opportunities systematically. In this context, risks and opportunities related to climate change are also meticulously evaluated and made a part of our strategic steps for the future. In determining these risks and opportunities, internal and external stakeholder requirements, TSRS compliance criteria and peer company practices are also utilized.

Enterprise Risk Management is the process of identifying, assessing and managing potential risks that may affect an organization's objectives and operations. It involves a comprehensive approach to address various types of risks, including financial, operational and strategic risks.

Turkcell and all Turkcell Group companies aim to manage the risks that may affect the achievement of company and directorate targets set in line with their strategies within the scope of the Enterprise Risk Management (ERM) system, and to this end, they adopt a pro-active risk management policy that will turn threats into opportunities. CRM system was created in order to;

— Determine and coordinate the methodology to comprehensively identify, assess and effectively manage risks,

— Provide a holistic, accurate and complete information platform on risks that affect management decision-making processes,

— Provide added value for the company to achieve its goals.

— Elaborate the risks by process and service based scenarios.

The identification, assessment and prioritisation of climate risks is the responsibility of our Corporate Risk Management team. This team works in coordination with the Early Detection of

Risk Committee, which operates at the Board of Directors level. In this process, each risk in our business processes is analyzed by considering the worst-case scenario. For instance, we consider both risks and opportunities in detail in critical areas such as reducing carbon emissions, the effects of extreme weather events and energy efficiency.

We manage climate risks by producing fast and effective solutions using pro-active and reactive approaches. Proactively, we collaborate with the Turkish State Meteorological Service (DMI), Disaster and Emergency Management Presidency (AFAD), Geographic Information Systems (GIS) and General Directorate of Forestry (OGM) to predict potential risks and take preventive actions with tools such as disaster maps and weather forecasts. In our reactive approach, we detect environmental anomalies with technologies such as Emplifi, Social Sniffer and the Sensai Web Analysis Platform, and follow early warning signals with social media analysis.

The impact and likelihood of risks are assessed on a 5-point scale (very low, low, medium, high, very high). Very high level (Category 5) risks require the implementation of immediate action plans and are reported to senior management. Medium-level risks are handled at directorate level, while very low-level risks are considered acceptable. These processes are continuously improved in line with the impact thresholds, which are updated annually.

The climate risks and opportunities identified within the scope of the TCFD reporting study implemented in the previous reporting period have also been followed up in this reporting period, as the strategic planning period has not changed. The scenario analysis performed in parallel to this also remain valid.

Following a thorough risk and opportunity assessment, it has been determined that there are no factors that will have a significant negative impact on the Company's financial health and financial statements in the short, medium and long term.



Time Horizon	Years	Identification/Description
Short	0-3	During this period, strategic planning and risk assessment of Turkcell operations are carried out. Regulatory and technological changes have been identified, and no undesirable events are expected in this timeframe.
Medium	3-8	While it may not be possible to adapt to regulatory changes immediately, Turkcell has the ability to adapt to changes in the technology and policy environment in the medium term. In this timeframe, physical changes are predetermined. The physical changes identified are largely due to greenhouse gases that have already accumulated in the atmosphere in past years.
Long	8-30	The physical impact of climate change on the world may become more severe, depending on the management and implementation of policies. The development of technology is highly uncertain.

Climate Risk Factor[17]	Risk Drivers	Climate Risk Category	Financial Impact	Time Horizon	Where Risk Occurs in the Value Chain	Management of the Risk
Service interruptions due to extreme temperatures, extreme weather conditions and natural disasters, failure to ensure business continuity of operations, interruption of communication in emergencies	Acute and Chronic	Physical Risk	TRY 316,675,591 – TRY 1,283,371,509	Long	Direct Operations	Thanks to its proactive approach, Turkcell effectively manages extreme weather conditions and natural disasters caused by climate change and provides long-term operational assurance. For more information, please refer to Business Continuity Management and Turkcell Disaster and Crisis Management Program sections.
Dependence on energy consumption and price fluctuations, increased electricity costs due to regulation, extreme heat or depletion of natural resources	Market	Transition Risk	TRY 2,953,255 – TRY 5,906,510	Medium	Direct Operations, Upstream Value Chain	Turkcell's comprehensive energy strategy reflects its commitment to operational resilience, environmental responsibility and long-term profitability. Through advanced technologies, strategic investments and sustainable practices, Turkcell is prepared to effectively manage current and future energy challenges. For more information, please see Turkcell Energy Solutions and Energy Efficiency sections.

Climate Risk Factor[18]	Risk Drivers	Climate Risk Category	Financial Impact	Time Horizon	Where Opportunity Arises in the Value Chain	Management of the Risk
Development and/or expansion of low emission products and services that reduce carbon emissions	Market	Transition Opportunity	TRY 2,512,348 – TRY 12,561,741	Short	Downstream Value Chain	Turkcell expects the demand for technology solutions to increase in order to implement more sustainable processes. In this context, Turkcell is evaluating new business opportunities both through its group companies (Digital Business Services, etc.) and through investments in infrastructure. For more information, please refer to Water Management, Efficiency in Data Centers, Turkcell Kopilot, Digital Business Services sections.
Products and services contributing to the circular economy	Operational	Transition Opportunity	TRY 63,335,118 – TRY 316,675,591	Medium	Downstream Value Chain	Turkcell expects the demand for products and services that serve the circular economy to increase in order to implement more sustainable processes. In this context, it manages circular economy activities within the framework of business continuity, investment opportunities and supply chain. For more information, please see Waste Management, Recycle into Education, Circular Electronics Digital Children's Book, Turkcell New Technologies Venture Capital Fund sections.
Utilization of sustainable financing sources	Resilience	Transition Opportunity	TRY 63,335,118 – TRY 316,675,591	Short	Direct Operations	During the reporting period, the use of financial instruments such as bonds and bank financing had a significant impact on Turkcell's financial position, performance and cash flows. These instruments play an increasingly important role in the Group's financing strategy and support the transition to a sustainable economy. For more information, please refer to Financing Diversity and Sustainable Financing Activities sections.

[17] Exposure to identified climate-related physical risks covers 100% of the company's business activities and exposure to transition risk covers 0.9% of the company's business activities.

[18] Climate-related market opportunity exposure covers 3.8% of business activities and operational and resilience exposure covers 100% of business activities.



Sector Indicators

In order to provide a more comprehensive view of these risks and opportunities, we utilize the Telecommunication Sector Indicators, which are also recommended in the TSRS standards. During the reporting period, indicators of e-commerce, automotive, real estate, banking, insurance, wind energy, solar energy, software and IT sectors in TSRS 2 - Supplementary Guidelines, which represent Turkcell Group's subsidiaries, were also collected as consolidated data and evaluated in the materiality analysis of climate risks and opportunities. However, since these indicators were not prioritised within the framework of the materiality analysis, they were not included in the report. In addition, the sector indicator metrics included in the report have not been verified by 3rd Parties.

Turkcell's climate scenario analysis take into account factors such as possible future increases in energy demand, carbon pricing, regulatory changes and transition to renewable energy sources. These assumptions play an important role in determining the Company's operational costs and investment priorities; for example, strategic steps such as increasing energy efficiency and transition to renewable energy investments are shaped in line with these basic assumptions.

Turkcell anticipates that energy consumption may be subject to climate-related increases (cooling needs, extreme heat, etc.) and regulatory changes (carbon pricing, electricity cost increases). "Market Risk: Dependence on Energy Consumption and Price Fluctuations", it is estimated that operating costs may increase as cooling needs increase, while electricity costs may increase in the medium term.

Türkiye

Activity Metrics	
Number of wireless subscribers	38,299,240[19]
Number of cable subscribers	263,854[20]
Number of broadband subscribers	3,233,489[21]
Network traffic (petabytes)	5,739

[19] Number of Mobile Subscribers: 2G/3G/4.5G Total number of subscribers

[20] Total Number of Fixed Voice Subscribers: Number of individual voice subscribers

[21] Includes DSL, Cable and Fiber sales provided over Turkcell Fiber and other ISPs' infrastructures.

Management of Systemic Risks Arising from Technology Failures	
Average system downtime frequency (%)	0.328%[22]
Average customer downtime (min)	6.6[23]

[22] Voice service drop rate 2G+3G+VoLTE Drop Rate

[23] Ratio of the total duration of all interruptions in all cells to the total number of subscribers

Total Energy Use by Source (GJ)	
Fuel Consumption	**356,959.58**
Natural Gas	27,466.24
Gasoline	63,507.34
Diesel	265,986.00
Renewable Energy Produced	274,899.98
Solar Power	25,673.42
Wind Power	249,226.56
Renewable Energy Purchased - Electricity	3,623,622.66
Total	**4,255,482.22**
Grid Electricity Ratio (%)	0
Renewable Energy Ratio (%)	100

Belarus

Activity Metrics	
Number of wireless subscribers	1,221,961
Network traffic (petabytes)	243.4

Management of Systemic Risks Arising from Technology Failures	
Average system downtime frequency (%)	0.23%[24]
Average customer downtime (min)	15.98[23]

[23] Ratio of the total duration of all interruptions in all cells to the total number of subscribersı

[24] Voice service 2G+3G blended drop rate

Total Energy Use by Source (GJ)	
Fuel Consumption	**11,383.47**
Natural Gas	2,062.26
Gasoline	3,648.54
Diesel	5,672.67
Renewable Energy Purchased - Electricity	**124,247.19**
Total	**135,630.65**

Cyprus

Activity Metrics	
Number of wireless subscribers	430,211[19]
Number of broadband subscribers	43,326[25]
Network traffic (petabytes)	50.55

[19] Number of Wireless Subscribers: 2G/3G/4.5G Total number of subscribers

[25] Number of Fixed Fiber+ADSL Subscribers: Number of Individual xDSL and Individual fiber internet subscribers

Total Energy Use by Source (GJ)	
Fuel Consumption	**4,034.67**
Gasoline	1,936.59
Diesel	2,098.09
Renewable Energy Produced	**6,203.75**
Solar Power	6,203.75
Renewable Energy Purchased - Electricity	**25,051.68**
Total	**35,290.10**

You can access the TCFD Report on our corporate website.

You can access Turkcell Climate Transition Plan on our corporate website.

We are committed to increasing our resilience against risks such as climate change and the energy crisis, so that we can take stronger steps into the future. In line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), we have systematically identified and categorised the risks and opportunities associated with climate change. In 2024, we published our Climate Transition Plan, which is a progress report of the TCFD. This plan enables us to direct our investments with a holistic approach by revealing our development areas and opportunity points that we can evaluate. With our solutions that shape the future, we place both our environmental and business strategies on a sustainable basis.

Turkcell Group also considers macroeconomic trends in its climate scenario analysis. Among these macroeconomic assumptions, indicators such as the course of energy prices, carbon price levels, economic repercussions of legislative and policy changes, possible technological transformation rate and demand contraction/expansion stand out.

Climate Transition Plan

During the reporting period, we published the Turkcell Group Climate Change Transition Plan, which aims to contribute to a sustainable future by transforming the way we do business from our operational processes to our decision-making mechanisms. In line with our goal of achieving net zero emissions in our entire value chain by 2050, we are moving forward decisively with our science-based interim targets set for 2030. We are committed to reducing our Scope 1 and 2 emissions by 50.47% and our Scope 3 emissions by 25%. These targets align with the 1.5°C roadmap of the Paris Agreement, have been verified by the Science Based Targets Initiative (SBTi) and secured at the international level.

Our carbon footprint calculations and climate risk analysis form the basis of our strategic decisions and allow us to adapt to the future by updating our targets. Our ESG committees are responsible for the regular evaluation and reporting on our sustainability strategies, ensuring effective management of climate-related risks and opportunities. We continuously review our energy transition plans and sustainability strategies to adapt to regulatory risks while making our infrastructures more resilient against physical risks. Simultaneously, we provide our clients with digital solutions, such as IoT and big data analytics, to assist them in achieving energy efficiency and contributing to a reduction in carbon emissions.

> In line with our goal of achieving net zero emissions in our entire value chain by 2050, we are moving forward decisively with our science-based interim targets set for 2030.

Our circular economy strategies are designed to create new revenue opportunities while reducing our environmental impact. We enhance resource efficiency by increasing the reuse of waste and ensuring customer satisfaction with our environmentally friendly product portfolio. Our investments in renewable energy not only contribute to environmental sustainability, but also reduce our energy costs in the medium term. We are committed to transparency and accountability, and we regularly share our emission reduction performance and the progress of our transition plan with our stakeholders through annual reports published in accordance with TCFD and CDP standards.

The identified risks and opportunities may also interact with each other and with the Company's short, medium and long term financial planning. The positive impact expected from the action to be taken in one area may adversely affect another area due to its nature. To mitigate these potential negative impacts, the relevant management bodies take into account the trade-offs arising from related risks or opportunities when devising the necessary strategic activity plans and the associated financial resource requirements. For example, our renewable energy investments, which we have realized in line with the elimination of energy-based risks and significant reduction of greenhouse gas emissions, affect investment costs in the short term, while making a significant contribution to company profitability with the impact it creates when evaluated in the long term. Accordingly, investments for transformation plans are financed with long-term debt instruments anchored to sustainability or climate performance. In addition, the relevant committees, which are sustainability governance bodies, evaluate the trade-offs, if necessary, for each project related to climate risks and opportunities.

Our objective is to implement internal carbon pricing strategies to encourage the execution of activities in accordance with the Company's climate transition plan. In this context, as of the previous reporting period, we have initiated studies for internal carbon pricing practices. We are committed to ensuring the seamless integration of this systematic approach across all Turkcell entities, with the objective of attaining dependable outcomes.

Our commitment to tackling climate change is focused not only on achieving our environmental goals, but also on enhancing our long-term business resilience and strengthening our leadership role in the industry. With our vision of building a sustainable future, we continue to add value to our stakeholders and the world by transforming our operations. This strategic approach establishes a framework that ensures Turkcell's ongoing success by capitalising on opportunities and mitigating risks.

You can access Turkcell Group Climate Transition Plan on our corporate website.

Ultimately, our goal is to achieve net zero emissions from our operations by 2050.

Climate Targets

As the sustainability leader in the technology and telecommunications sector in Türkiye, we play a pioneering role both nationally and internationally with our climate targets. The targets we have designed in line with the 1.5°C limit of the Paris Agreement have been approved by the Science Based Targets Initiative (SBTi). Accordingly, we aim to reduce absolute Scope 1 and Scope 2 greenhouse gas emissions by 50.47% and Scope 3 emissions by 25% by 2030 compared to the base year 2020. Our ultimate goal is to source 100% of our energy consumption from renewable energy sources and to achieve net-zero emissions[26] from our operations by 2050. The adoption of these targets is in alignment with our company's commitment to harmonise its operational processes with the requirements of the transition to a low-carbon future.

As Turkcell Group, we aim to achieve our net zero and sustainability goals with the Climate Transition Plan we have created by taking into account the risks and opportunities of climate change. With the goals we have set in this context, we have created a holistic roadmap that provides strategic guidance to our operational processes. Our plan covers practices in many critical areas, from renewable energy investments to digitalization, sustainable supply chain management to carbon emission reduction, and demonstrates our company's determination to achieve these goals.

Our targets are implemented in a way to cover 100% of Turkcell Group operations. Based on 2020, our calculation and monitoring processes are subject to annual performance evaluations and CDP Climate Change reports. Our emissions are calculated in accordance with the ISO 14064 standard and the GHG Protocol, and verified by independent third parties. These processes enable transparent sharing of progress towards achieving targets with stakeholders. As we increase our investments in renewable energy to achieve our carbon neutrality targets, we support sustainable development with carbon offset strategies. Our commitment to sustainable development is further supported by our energy efficiency projects, renewable energy generation facilities and YEK-G certificates, which not only reduce the environmental impact of our operations but also optimise energy costs.

The carbon reduction methods employed in accordance with our targets are in line with international best practices. In accordance with the Sectoral Carbon Reduction Approach (SDA), we establish our targets by considering sector-specific emission intensity and energy consumption trends. We are committed to continuously enhancing our energy efficiency and promoting the use of renewable energy sources to ensure the ongoing reduction of our carbon footprint. As Turkcell Group, we are committed to maintaining our pioneering role in sustainable development and combating climate change, and we are dedicated to creating value for society, the environment and future generations.

The validity of the adopted targets and the control of progress in line with the targets are audited by various independent organizations beyond the internal audit and performance evaluation systems. In this context, climate targets were firstly audited and approved by SBTi. Additionally, when it comes to the procurement of sustainability-indexed loans used to finance actions that contribute to achieving the targets, the climate targets focused on by the lending institutions are approved and KPIs are determined. These targets and KPIs are audited by independent audit institutions.

KPIs focused on climate change and sustainability targets, which are assigned to all employees, including senior management, and which cover Turkcell Türkiye operations, are monitored instantaneously and feedback is provided on the Flex Performance Portal every six months regarding their progress. In addition, our company's emission targets are all Turkcell Group targets and cover all greenhouse gases generated as a result of our operations within the framework of carbon equivalence.

Resilient Business Strategy against Climate Change

At Turkcell Group, we consider the creation of a resilient business model that can withstand the risks and opportunities presented by climate change to be a priority. In this context, we analyze physical and transition risks in accordance with the TCFD framework and integrate these elements into our operational processes. The detailed assessments we make in short, medium and long-term timeframes support our strategic decisions and increase our operational flexibility.

Nevertheless, the physical impact of climate change on the world, the management and implementation of policies, and the development of technology in response to climate change

are highly uncertain. Transition risks include uncertainties related to regulatory, technological and consumer preferences during the transition to a low-carbon economy.

Turkcell Group places climate scenario analysis at the core of its corporate risk management in line with the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) and the Climate Transition Plan. These assessments reinforce the long-term resilience of our business model by interpreting climate risks and opportunities according to the specific conditions and objectives of Turkcell Group. In this context, the company's climate-related physical and transition risks are systematically assessed based on the Representative Concentration Route (RCP) 4.5 and RCP 6.0 scenarios defined by the IPCC. These two scenarios represent the mid-level policy pathway (RCP 4.5), which envisages a warming between 1.4 – 1.8 °C in line with the Paris Agreement targets, and the higher emission, limited policy pathway (RCP 6.0), which sees a warming between 1.3 – 2.2 °C. The analysis were conducted over short, medium and long-term periods to assess the impact of potential risks over time and to determine the probability and financial impact of each risk factor. Thus, the resilience of Turkcell's long-term business strategy against different climate conditions is tested under these extreme projections. These scenario analysis were also used in the formulation of action plans to create a business strategy that is resilient to climate change and the action plans are monitored. Turkcell Group plans to update its climate scenario analysis qualitatively and quantitatively across the organization every three years or more frequently.

Turkcell Group quantitatively and qualitatively assesses both physical and transition risks using scientific climate scenarios, prioritises its risks and shapes its adaptation and mitigation strategies. Analysis based on RCP 4.5 and RCP 6.0 scenarios not only identify the risks that need to be adapted to, but also enable us to make decisions on risk management by comparing our sustainability strategies with possible developments across the industry. Turkcell considers scenario analysis as a disciplined framework that meets the requirements of the TCFD on the one hand, and as an indispensable source of insight to develop strategies in the face of uncertainties on the other. Climate scenarios are used as a creative tool to create a roadmap for the future.

These comprehensive analysis enable Turkcell and Group Companies to determine and prioritise their risk appetite. During the reporting period, the sector-based approach presented in TSRS 2-Addendum Volume-59-Tele-



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[26] *The greenhouse gas emissions specified in our targets include Carbon Dioxide (CO₂), Methane (CH4), Dinitrogen Oxide (N2O) and Hydrofluorocarbon (HFC) gases in accordance with the relevant standards.*

communication Services guidance was also taken into account in the materiality analysis of risks and opportunities. Utilizing this guidance has enabled us to more systematically and comprehensively assess a wide range of risks, from the environmental footprint of our operations to operational interruptions, from energy consumption arising from our operations to factors that may affect business continuity. These analysis have been the main criteria in determining the significance of climate change-related risks and opportunities for Turkcell Group and their impact on stakeholders. At the Board level, climate change has been prioritised as the company's responsibility towards the environment and society as well as its financial risk.

As a result, whether Turkcell's current sustainability initiatives (transition to renewable energy, energy efficiency projects, digital solutions, etc.) will continue to create meaningful impacts even under different climate conditions is regularly checked in the light of these



scenarios. Scenario analysis support a long-term approach by enabling our company to revise or further strengthen its environmental targets if necessary.

In order to increase the sustainability of our operations, we have taken important steps in areas such as renewable energy investments, digitalisation and environmentally friendly technologies. We aim to utilize renewable resources such as solar and wind energy and provide 100% of our energy consumption from these sources. In addition, we offer digital solutions that increase energy efficiency, thereby reducing our own carbon footprint and supporting our customers in achieving their sustainability goals. This contributes not only to environmental sustainability but also enhances the economic resilience of our company by reducing long-term energy expenditures.

As part of our commitment to risk management, we have made substantial investments to enhance the resilience

of our infrastructures. We make our data centers resistant to physical risks such as extreme weather conditions and optimise our operational processes through regular performance monitoring. We regularly monitor risks and opportunities through performance indicators (KPIs) and identify areas for improvement through quarterly and annual reports. In these processes, we develop strategies in line with social expectations by taking into account the feedback from our stakeholders.

Our sustainability policies, which adhere to international standards, support our carbon reduction and energy efficiency targets. We manage our operations responsibly by following standards such as ISO 14001 Environmental Management System and ISO 50001 Energy Management System. In addition to these measures, we are committed to advancing both our environmental and economic goals by raising funds for green projects as part of our sustainable finance framework.

By integrating climate risks and opportunities into our business model, we proactively adapt to existing risks while seizing opportunities. While this strategy has required us to make some short-term adjustments to our profitability, it will ultimately reduce our operational costs, increase our resilience against regulatory risks and enable us to build a more sustainable future for our stakeholders. For instance, our strategic investments in renewable energy generation, despite the immediate negative impact on profitability, will yield positive results in the medium and long term by reducing operational costs, enhancing energy access and mitigating regulatory risks. This comprehensive approach positions Turkcell as a leader in climate action, ensuring our ability to respond to future needs and maintain financial stability.

🖥 You can access the TCFD Report, including our scenario analysis, on our corporate website.

At Turkcell Group, we are committed to achieving our net zero targets and sustainability goals. We have created a Climate Transition Plan that takes into account the risks and opportunities presented by climate change. In this context, we have created a comprehensive roadmap that provides strategic guidance to our operational processes, with targets set as of the 2022 TCFD Report. Our plan covers practices in many critical areas, from renewable energy investments to digitalisation, sustainable supply chain management to carbon emission reduction, and demonstrates our company's commitment to achieving these goals.

Significant contributions to these targets will be made by the İzmir Karadağ Wind Power Plant and our solar energy projects across Türkiye. The solar panels installed at our Ankara Data Center are the first data center in Türkiye to generate its own electricity, while we increase our energy efficiency by integrating solar energy into our base stations through our green field projects. These investments not only reduce our carbon emissions, but also strengthen our economic sustainability by reducing our long-term energy costs.

In the field of energy efficiency, we are upgrading our network infrastructure and implementing innovative solutions such as liquid cooling and artificial intelligence-driven air conditioning optimisation to enhance energy efficiency in our data centers. Our Power Usage Effectiveness (PUE) value of 1.3 is well below the world average, and we continue to lead the field. We prioritise sustainable design principles in our data center projects and obtain international green building certificates such as Leed Gold.

Our sustainable supply chain management prioritises cooperation with local suppliers that reduce carbon emissions, and we organize training for our suppliers to improve their sustainability

performance. In addition, we reduce our carbon footprint with our digitalisation strategy and offer environmentally friendly solutions to our customers. We optimise environmental and operational costs through practices such as remote working and digital meetings.

We are reorganizing our financing sources with a focus on renewable energy and energy efficiency projects. We provide the necessary resources for these projects through innovative financing instruments such as sustainability bonds, sustainability-focused loans and international funds, and restructure our operational budget according to prioritised projects. The İzmir Karadağ Wind Power Plant and other energy projects have been instrumental in our progress towards achieving net zero position.

As Turkcell Group, we are dedicated to combating climate change through our operational investments and robust financial strategies. As we implement our transition strategies, we also evaluate the impact of climate risks and opportunities on the company's financial planning. In this regard, we also take into account the financing of the transition strategy actions we plan. During the reporting period, climate change did not have any negative impact on our Company's cash flow, financial position or performance. Instead, we are continuing to make substantial operational investments to enhance our resilience against climate risks and support our sustainable growth.

In this context, we issued a USD 500 million Sustainable Eurobond with a maturity of 7 years in international markets in January 2025, with the USD 500 million Sustainable Eurobond issuance authorisation we received from the Capital Markets Authority. This bond issuance has provided the financing for the sustainability investments that we will be implementing over the next two years and has supported our long-term growth targets. This funding will allow

us to realize our planned sustainability investments in a wide range of areas, from renewable energy projects to energy efficiency solutions.

In 2024, we made significant progress in achieving our corporate targets on emission reduction by utilizing a range of sustainable banking financing instruments, including loans linked to sustainability targets. During the reporting period, we signed new loan agreements amounting to EUR 50 million with Türkiye Kalkınma ve Yatırım Bankası A.Ş. as part of our aim to meet of our electricity needs with renewable energy resources, and EUR 65 million with Akbank for financing data center investments that prioritise energy efficiency and offer innovative technological solutions. Consequently, we have provided a total of EUR 115 million in green financing to be utilized in our efforts to achieve our climate goals during the period.

By 2026, we aim to invest USD 240 million in renewable energy projects. These projects will reduce our carbon emissions and increase our financial resilience by lowering long-term energy costs. With the addition of the İzmir Karadağ Wind Power Plant and other solar energy projects, we aim to meet a significant portion of our energy consumption from renewable sources. This strategic initiative will not only contribute to enhanced financial performance but also underscores our unwavering dedication to environmental sustainability.

Innovative solutions such as sustainable Eurobonds and green financing instruments play an important role in our financing strategies for the future. These financing instruments not only enable us to achieve our climate targets, but also enhance our company's reputation in international markets.

Greenhouse Gas Emissions

We calculate GHG emissions from our operations by comprehensively mapping them within the framework of the Greenhouse Gas Protocol (GHG) Corporate Accounting and Reporting Standard (2004) and ISO 14064-2018 standard. In 2024, our total absolute gross GHG emissions from our operations, including all subsidiaries, amounted to Category 1 10,654.99 tCO_2e, Category 2 453,087.63 tCO_2e and Category 3 250,820.34 tCO_2e. In 2024, Scope 1 emissions from Turkcell's domestic operations are calculated as 7,334.46 tCO_2e, while international operations are calculated as 3,320.53 tCO_2e. Gold Standard certificates purchased were used to offset all Scope 1 emissions. Turkcell calculates Scope 2 emissions based on Location and Market. In 2024, Turkcell's location-based domestic Scope 2 emissions are calculated as 440,969.41 tCO_2e and international Scope 2 emissions are calculated as 12,118.22 tons tCO_2e. Purchased YEK-G certificates and Gold Standard certificates are used to offset all market-based emissions. As a result of the certificates purchased, Turkcell Group's total emissions consist of up to 0 tCO_2 of direct emissions (Category 1) , up to 0 tCO_2 of indirect emissions from electricity consumption (Category 2) and up to 250,820.34 tCO_2 of other indirect emissions (Categories 3-6).



Our detailed table including the emissions of our subsidiaries can be found on Abreviation 6.

Calculation-based management was used to determine Turkcell's greenhouse gas emissions. The method chosen was determined in accordance with the available data, and care was taken to maximize the accuracy and consistency of the results. The emission inventory followed the methods set out in the "2006 IPCC Guidelines for National GHG Inventories", "GHG Protocol" and "ISO 14064-1: 2018 Guidelines for Establishment-Level Calculation and Reporting of Greenhouse Gas Emissions and Removals" documents. In accordance with these documents, the necessary unit conversion tables were used and emission calculations were calculated by multiplying the activity data by the emission factor. The values of the emission factors used and the unit conversion factors used are detailed in the Turkcell Emission Report. In this process, Tier 2 calculation method was used when calculations were made with country-specific emission factors. When calculations were made with Life Cycle Assessment (LCA) studies, Tier 3 calculation method was used, while Tier 1 calculation method was preferred for calculating other emission sources with more general and accessible data.

While creating Turkcell's greenhouse gas inventory; direct process emissions and removals from industrial processes, direct emissions and removals from land use, land use change and forestry (LULUCF) activities, emissions from transportation of customers and visitors, emissions from biomass were excluded since there are no biomass emissions.

The data source for electricity, water, natural gas consumption was recorded as the invoices issued by the relevant companies. Turkcell provides shuttle service for its employees at the beginning and end of their working hours to ensure transportation between their homes and workplaces. Activity data was calculated based on the routes, total annual km and average fuel consumption obtained from the relevant teams. The km data for taxi use is automatically reflected in the system through the "Smart Taxi" application. A method developed for the calculation of carbon emissions from purchased products was used. This method is based on LCA data for products for which a life cycle analysis is available, product weights for those with known weights, and cost information for others.





On the other hand, according to the relative emission amount assessment made by including Category 1 and Category 2 emissions, the amount of emission per data usage in 2024 is 29.21 tonnes CO_2e/Petabyte and the amount of emission per net income is 2.69 tonnes CO_2e/Million TRY.

Turkcell became the first and only telecommunications company in Türkiye to offset Scope 1 and Scope 2 emissions regarding 2023 by offsetting scope 1 emissions with Verra Carbon Standard (VCS) certificates and scope 2 emissions with YEK-G certificates. In the 2024 reporting period, Turkcell has maintained its status as the only telecommunication company neutralise its Scope 1 and Scope 2 emissions by fully offsetting all carbon emissions generated from its operations with carbon certificates and renewable energy certificates by 2025.



We calculate GHG emissions from our operations by mapping them comprehensively within the framework of GHG protocol and ISO 14064 standard.

Greenhouse Gas Emissions (Tonnes CO_2e)

8,213.45
413,620.57
236,237.92
10,654.99
453,087.63
250,820.34
2023
2024
Category 1
Category 2
Category 3-6

Relative Greenhouse Gas Emissions

31.16
29.21
2.7276
2.6898
0.0099
0.0108
2023
2024
Greenhouse gas emissions per data usage (tonnes CO2e/Petabyte)
Greenhouse gas emissions per net income (tonnes CO2e/TRY thousand)
Greenhouse gas emissions per subscriber (tonnes CO2e/subscriber)

TURKCELL
#BU AŞK BİTMEZ

January 01, 2024 - December 31, 2024 greenhouse gas verification process has been completed and the verification statement is published in the certificates section on the corporate website.

Energy Management

We meticulously oversee energy consumption, which constitutes a substantial segment of our environmental impact portfolio, particularly greenhouse gas emissions, in accordance with ISO 50001 Energy Management System Standard. The two main focal points of our energy management efforts are efficiency and the use of renewable resources.

During the reporting period, our Türkiye operations consumed a total of 4,255,482.22 GJ of energy. Of this amount, 356,959.58 GJ consists of fuel consumption, 3,623,622.66 GJ consists of purchased electricity consumption and 274,899.98 GJ consists of renewable energy we generate. Since 2021, we have taken our environmental responsibility one step further by procuring all of the electricity we purchase from i-REC and YEK-G certified renewable energy producers.

In addition, thanks to our energy efficiency-oriented efforts, our energy consumption per mobile data usage was 800.44 GJ/Petabyte, per fixed data usage was 478.22 GJ/Petabyte, per total data usage was 299.36 GJ/Petabyte, and per revenue was 27.6 GJ/TRY Million in 2024. These results are a concrete indication that we are resolutely realizing our sustainable energy management targets.

The two main focal points of our energy management efforts are efficiency and the use of renewable resources.



Total Energy Consumption (GJ)

- 2022: 4,100,876.3
- 2023: 3,911,081.5
- 2024: 4,255,482.22

Relative Energy Consumption



- 726.8 → 277.32 : Greenhouse gas emissions per net income (tonnes CO_2e/TRY million)
- 45.3 → 25.53 : Greenhouse gas emissions per data usage (tonnes CO_2e/Petabyte)
- 0.092 → 0.10 : Greenhouse gas emissions per subscriber (tonnes CO_2e/subscriber)

2023 — 2024

Total Energy Consumption by Source (GJ)	2021	2022	2023	2024
Fuel Consumption	324,845	266,378	266,215	356,959.58
Natural Gas	66,365	29,567	18,863	27,466.24
Gasoline	44,087	33,661	42,569	63,507.34
Diesel	214,393	203,150	204,782	265,986.00
Renewable Energy Generated	99,264.71	267,355.3	224,866.5	274,899.98
Solar Energy	2,350.89	3,014.55	3,308.4	25,673.42
Wind Energy	96,913.81	264,340.8	221,558.047	249,226.56
Purchased Renewable Energy - Electricity	3,342,897.36	3,600,000.0	3,420,000.0	3,623,622.66
Total	3,723,973.07	4,100,876.3	3,911,081.5	4,255,482.22

Turkcell Energy Solutions

In 2017, we established Turkcell Enerji Çözümleri A.Ş. with the objective of reducing energy supply costs and ensuring supply security, as well as mitigating the effects of climate change. Since its establishment, our subsidiary has increased its renewable energy investments to increase its installed capacity every year, and in 2024, we completed the installation of 6 SPPs with an installed capacity of 54 MW and commissioned three of them. The renewable energy we produced in 2024 reached a size equivalent to the electricity consumption of 32,500 households for 1 year. With this production, we also met the annual energy needs of 3,253 base stations. With these investments, we made a significant progress in 2024 in line with our strategy to transform from a 100% renewable electricity user to a digital operator that generates its own electricity. On the other hand, we are following the realization of a EUR 50 million loan transaction through the Development Investment Bank of Türkiye for our future investments.

Between 2019 and 2024, the Turkcell Group generated 8.1 million kWh of electricity at our power plant in Vadili (the first solar power plant established in the Turkish Republic of Northern Cyprus), and at our power plant in Türkmenköy (which was put into service in 2024), as well as at our solar stations. Thanks to our production, we prevented the emission of 3,479 tonnes of CO_2 emissions into the atmosphere between the same years. We continue to support the TRNC in creating a sustainable environment and in meeting 27% of the country's total annual energy consumption with our own production.

Our Ankara Data Center is the first data center in Türkiye to generate its own electricity with solar panels. We are able to meet some of the electricity we consume from renewable sources with our solar energy systems, which are located above the car park area of our headquarters building and in the field of

the Center. Our data center generates 2 GWh of electricity per year, equivalent to the annual greenhouse gas emissions of 796 tonnes of CO_2e. The solar power plant at the data center site uses solar ray tracking and double-sided panel technologies. This advanced technology enables the solar panels to optimise their positioning to maximise energy yield, utilizing both direct sunlight and reflected light from the surrounding surfaces. This advanced system, which is implemented with the self-consumption model, is among the rare examples in Türkiye in terms of the technology used. In 2018, with the addition of our Ankara Data Center to our Gebze Data Center, which was the first in Türkiye to receive the Uptime OS Operational Sustainability Gold certificate, we became the only operator in Türkiye to have two data centers at these standards.

The solar energy project installed on the roof of the Turkcell Diyarbakır Plaza building enables the generation of electricity from renewable sources. This self-consumption model allows us to meet the electricity needs of the Diyarbakır Plaza building by utilizing the energy generated on site. The project is expected to generate 110,000 kWh of electricity per year, leading to a reduction in greenhouse gas emissions by approximately 48.62 tonnes of CO_2e annually.

As of the end of 2024, we have increased the number of fields with solar panels (green fields) to 2,410. In addition, we have developed 15 Portable Solar Field solutions, which address the need for energy access in regions with population growth and limited resources. These eco-friendly communication stations, installed in various locations, contribute to our sustainability goals.

In 2023, 214 MW of our land-type SPP investments were tendered, 54 MW of solar power plants were installed, and 8.2 MW of solar power plants were commissioned. Our target is to create an additional 300 MW of installed capacity by the end of 2026. This will ensure that the majority of our energy needs are met by renewable sources, while also mitigating cost and supply risks associated with the energy market.



Energy Efficiency

Our objective is to reduce our environmental impact and lower our energy costs by minimising our energy consumption to the lowest possible level. To this end, our efficiency efforts include the use of energy-efficient equipment and practices, supported by behavioral changes in consumption patterns. A key element of our efficiency strategy involves the renewal of energy-efficient equipment and the adoption of efficient practices in network equipment. During the reporting period, we maintained our commitment to these efforts and took significant steps towards achieving our sustainable energy management targets.

We are committed to reducing our climate and environmental impact through a variety of practices, including the sale of refurbished devices, recyclable phone accessories, and digital content platforms. We are also working with the AI4Green project, supported by TÜBİTAK and the European Union, to increase energy efficiency. Within the scope of Horizon projects, we are developing environmentally friendly communication infrastructures for 5G and beyond technologies.

We are pleased to announce that a total of 64,979.09 GW in savings has been achieved by implementing energy-saving practices in our network. As part of these efforts, we replaced devices with high energy consumption with new technology devices with lower energy consumption. We have also achieved a significant reduction in our energy consumption by deactivating devices that do not carry data traffic. We are committed to environmental responsibility and continue to take an exemplary approach to energy efficiency.

We are proud to say that we are already applying Eco-Design criteria and current device-specific regulations as standard in the air conditioning equipment we use. Although these are not yet mandatory in Türkiye, we are committed to leading the way in sustainable energy solutions. Our aim is to increase energy efficiency and create a sustainable energy infrastructure by encouraging the use of A energy class products.

Our commitment to energy efficiency is reflected in our use of advanced network equipment, air conditioning systems in our data center rooms, and state-of-the-art technology products. Our buildings are designed to make maximum use of daylight, and to minimize energy consumption in heating and cooling processes. This is achieved by using insulated wall materials, exterior cladding and other thermal insulation details.

We are committed to reducing our emission values per kilometre by prioritising the use of hybrid and electric vehicles in our company fleet. By converting vehicles to hybrids in recent years, we have successfully reduced our emission levels from 12.7 g/km to 9.1 g/km. In our fleet, 50 fossil fuel vehicles were replaced with electric vehicles in 2024. Thus, together with our subsidiaries, a total of 113 corporate vehicles are 100% electric, 831 vehicles are hybrid, and 640 vehicles are classified as gasoline and diesel in our inventory.

	2020	2021	2022	2023	2024
Energy Savings (GJ)	110,304	193,414	227,592	76,258	64,979



We are pleased to announce that a total of

64,979.09

GJ in savings has been achieved by implementing energy-saving practices in our network.

Turkcell Kopilot

We are proud to create a sustainable difference for both individual users and companies with our Turkcell Kopilot application, which adds a new dimension to the car driving experience. Thanks to the superior features of our application based on fuel usage, travel and user analysis, we offer the opportunity to indirectly reduce fuel consumption.

Turkcell Kopilot assists companies in reducing their carbon emissions by transforming their fleet management into a more environmentally friendly model. We provide more efficient driving and support our clients in taking concrete steps for a sustainable future. Our technology integrates environmental responsibility into business processes, making it a key part of doing business sustainably.

We are committed to reducing our climate and environmental impact through a variety of practices, including the sale of refurbished devices, recyclable phone accessories, and digital content platforms. We are also working with the AI4Green project, supported by TÜBİTAK and the European Union, to increase energy efficiency. Within the scope of Horizon projects, we are developing environmentally friendly communication infrastructures for 5G and beyond technologies.

Water Management

As part of our overarching climate and environmental strategy, we prioritise the efficient use of water, a vital natural resource, as one of our key impact areas.

While we do not directly utilize water resources in the development of our products and services, we recognize our responsibility for resource utilization. We are therefore committed to transparency and share the amount of water we use with the public through our annual reports.

A significant proportion of our water consumption is attributable to municipal water usage, which is essential for meeting the daily needs of our employees. During the reporting period, our total water consumption was 211,862 m³. We are committed to reducing this amount by implementing efficient lighting solutions and promoting consumption habits that contribute to this goal. We understand the importance of every drop in achieving a more sustainable future, and we act accordingly.

As part of our operations, we are committed to reducing our water use and strengthening our recycling processes. In addition, we support our customers in optimising their water consumption with the innovative services we offer.

Total Water Consumption (m³)



2021	2022	2023	2024
134,634	145,832	196,300	211,862

Thanks to the reverse osmosis applications installed in İzmir and Gebze Data Centers,

60%

of the wastewater in these buildings has been recovered.

Our Smart Water Meter application utilizes IoT technologies to enable remote reading of meters, remote control and opening and closing of valves, and instant monitoring of water consumption.

Recognizing the intensive nature of water consumption in the agricultural sector, we are committed to supporting our farmers in their sustainable agricultural practices. Our 'Filiz' application, developed with this objective in mind, plays a key role in preserving limited water resources and enhancing agricultural productivity. The 'Filiz' solution is designed to provide farmers with critical information such as plant growth, water needs and disease risks. This is achieved by regularly monitoring different values of soil and air through sensors and processing them with artificial intelligence-supported algorithms. Instantaneous transmission of this information to farmers via a mobile application empowers them to take proactive measures. The application facilitates direct communication between farmers and agricultural engineers via digital channels, ensuring efficient access to the information required. This innovative service combines technology with sustainable agriculture, ensuring that our farmers protect natural resources and carry out their agricultural activities efficiently. We are committed to promoting sustainable practices in agriculture, which is particularly relevant in the context of climate change.

Following the installation of reverse osmosis applications in the Izmir and Gebze Data Centers, 60% of the wastewater in these buildings has been recovered. Following the upgrade of the reverse osmosis system in our Ankara Data Center, we have successfully reduced the wastewater rate in the building from 40% to 16%.

Efficiency in Data Centers

Energy and water efficiency are prioritised in the design of Turkcell data centers. To this end, we conduct studies to reduce the PUE value, which reflects energy efficiency, and the WUE value, which reflects water usage efficiency. Turkcell data centers have a PUE design value of 1.3, which is well below the global average of 1.55. The WUE value of 1.74 at the end of 2023 was below 1.67 at the end of 2024.

By meeting our electricity consumption in our data centers with renewable energy sources, we are able to reduce our emission values to very low levels compared to our counterparts. We minimize our environmental impact through both our own production and YEK-G certified renewable energy purchases. We continuously enhance our energy and resource efficiency through thermal recovery activities. In addition, we have implemented projects to increase the efficient use of water, including rainwater filtration and reuse as gray water, as well as waste water recovery projects for areas such as garden irrigation.

By adopting this approach, we are able to reduce our own impacts on the climate and the environment, while also supporting our customers in adopting sustainable business models and contributing to the reduction of their indirect environmental impacts.



We adopt a 'minimum waste, maximum transformation' approach in the management of waste generated from our operations. In line with this goal, we carry out our waste management processes in compliance with legal regulations.

Waste Management

We adopt a 'minimum waste, maximum transformation' approach in the management of waste generated from our operations. In line with this goal, we carry out our waste management processes in compliance with legal regulations. We prioritise the efficient use of materials, such as paper, toner and plastics, to minimize waste generation, and we separate the waste generated and recycle it through licensed institutions. We also work in partnership with municipalities or the Portable Battery Manufacturers and Importers Association (TAP) to recycle used batteries.

In recognition of our commitment to sustainability, we have been awarded the basic level Zero Waste Certificate, a distinction that makes us the first company in the non-manufacturing sector to receive this accreditation. In this context, we are grateful to the waste management centers we have established in our campuses. These facilities enable us to transform solid food waste collected from dining halls and office floors into environmentally friendly, soil-improving organic fertiliser using compost machines.

We dispose of hazardous waste, including batteries, toners, electronics, cables and consumables, through licensed and competent recycling companies in accordance with the relevant regulations. This ensures that hazardous materials do not have a negative impact on the environment. In addition, we minimize the impact on the environment by separating the oil waste generated in our offices without mixing with domestic wastewater thanks to oil trap systems.

We ensure the reuse of these products by selling second-hand and other scrap products to companies using outdated technology. Our objective is to utilize 100% of our network infrastructure devices within the scope of this process. This approach ensures that resources are utilized efficiently and in accordance with a circular economy model.

As part of the Modem Renewal Project, which was initiated in 2019, we have been undertaking the renewal and repair of modem group products that are not in use, with a view to reintroducing them into service. In 2024, we successfully met the needs of our customers by renewing 56 thousand set-top boxes (set-top boxes), 83 thousand Superbox devices, 63 thousand optical network terminals (ONTs) and one thousand modems with this project. In the same year, 18% of the fiber modems, 18% of the ADSL modems, 16% of the renewed STBs, 16% of the ONTs and 40% of the Superboxes were renewed and offered to our customers.

Total Waste Amount (tonnes)	2020	2021	2022	2023	2024
Hazardous Waste					
Disposed	0	0	0	0	0
Recycling	2,745	2,158	1,609	6,940	3,063
Non-hazardous Waste					
Disposed	0	0	0	0	0
Recycling	953	1,342	1,042	6,880	3,922
Total	3,698	3,500	2,651	13,820	6,985

We are aware of the potential negative environmental impacts of improper end-of-life electronic product management. With this in mind, we are committed to meticulous electronic waste management. We utilize electronic waste, which is rich in raw materials and suitable for reuse, in accordance with the principles of the circular economy. This approach enables us to achieve financial savings and contribute to the efficient use of natural resources.

By 2024, we took another important step towards achieving our sustainability goals by recycling 100% of the 3,562.70 tonnes of electronic waste generated. With our environmentally conscious approach, we continue to resolutely fulfill our commitment to leave a more livable world to future generations.

By 2024, recycling

100% of the

3,562.70

tonnes of electronic waste generated.

Recycle into Education Project

As part of our Recycle into Education project, we have installed recycling bins in all Turkcell stores. This has been done in a way that is both environmentally sensitive and socially beneficial. We record and receive techno waste (e.g. mobile phones, computers, tablets and accessories) brought to our stores using special inventory software. These collected techno wastes are recycled in cooperation with TÜBİSAD, which is authorised by the Ministry of Environment, Urbanisation and Climate Change. We donate the entire revenue from recycling to the Educational Volunteers Foundation of Türkiye (TEGV) to contribute to the quality education of our children.

As part of our project, which was initiated in November 2019, we have successfully recycled a total of 47 tonnes of techno waste, with 14 tonnes of this being recycled in 2024. The income generated from this initiative has been allocated towards supporting the education of 450 children. In alignment with World Environment Day, we transferred the income from the techno waste brought to Turkcell Communication Centers to the 'Technological Education Classroom' project established by TÜBİSAD in the earthquake region between June 5-14, 2024. In addition, we defined a gift voucher of TRY 250, valid at Pasaj, for those who supported the project between these dates, and gave a gift voucher worth TRY 7,500 to every 100th person who brought techno waste.

This process involved both our customers and our employees. To mark International E-Waste Day on October 14, we organized a techno waste collection contest among our employees at Istanbul Küçükyalı Plaza, Ankara Plaza and Trabzon Plaza on October 7-8-9. We presented electric scooters to three employees who collected at least 50 kilos of techno waste, and defined gift vouchers valid at Pasaj to the Paycell accounts of all our participating employees.

This project represents our commitment to environmental responsibility and our dedication to making a significant contribution to the education of our children. We remain committed to our efforts for a more sustainable world and a brighter future.

	2021	2022	2023	2024
Secondhand sales and discarded units sale amount* (tonnes)	3,691.52	3,088.27	3,686.47	3,562.70

* We aim to utilize 100% of network related wastes as discards or with secondhand sales.



APPENDIX 1– Cooperated National, International and Non-Governmental Organizations

Organization Name		Level of Engagement
3GPP	The 3rd Generation Partnership Project	Membership
AUSDER	Intelligent Transport Systems Association	Membership
BCTR	Blockchain Türkiye Platform	Membership
BGD	Information Security Association	Membership
BUSİAD	Bursa Industry and Businessmen Association	Membership
DEIK	Foreign Economic Relations Board of Türkiye	Membership
ECTA	European Competitive Telecommunications Association	Membership
EDIDER	Digitalisation in Energy Association	Membership
ENDAVOUR	Association for Supporting Active Entrepreneurs	Membership
ESB	Access Providers Association	Membership
ETID	Electronic Commerce Operators Association	Membership
ETSI	European Telecommunications Standards Institute	Membership
HIB	Service Exporters Association	Membership
FKB	Financial Institutions Union	Membership
GDA	Green Digital Action	Membership
GSMA	Global System for Mobile Communications Association	Board Membership
GTI	Global TD-LTE Initiative	Membership
IAPP	International Association of Privacy Professionals	Membership
IIC	International Institute of Communication	Membership
ITU	International Telecommunication Union	Membership
m-TOD	Mobile Telecommunication Operators Association	Board Director and Membership (Ali Taha Koç, PhD, Ali Uysal, Prof. Dr. Vehbi Çağrı Güngör)
MMA Türkiye	Mobile Marketing Association	Membership
MOBISAD	Mobile Communication Tools and Information Technologies Businessmen Association	Membership
MUSIAD	Independent Industrialists and Businessmen Association	Membership
NGMN	Next Generation Mobile Networks	Membership
PERYÖN	Human Management Association of Türkiye	Membership
SKD	Business and Sustainable Development Association	Membership
RVD	Advertisers Association	Membership
TELKODER	Turkish Competitive Telco Operators' Association	Membership
TOBB	The Union of Chambers and Commodity Exchanges of Türkiye	Membership
TUYAD	Telecommunication Satellite and Broadcasting Business Association	Membership
TÜBİSAD	Informatics Industry Association	Membership
TUSIAD	Turkish Industry and Business Association	Membership
TUYID	Turkish Investor Relations Association	Membership
UN Global Compact	United Nations Global Compact	Membership
WTECH	Women's Association in Technology	Membership
YASED	International Investors Association	Membership
TRAI	Turkish AI Initiative	Membership
TÖDEB	The Payment and Electronic Money Institutions Association of Türkiye	Board Membership
TEDAR	Supply Chain Management Association	Membership
IAB	The Interactive Advertising Bureau	Membership
WWBA	World Broadband Association	Membership

APPENDIX 2– TSRS 1& 2 Compliance Disclosures

Turkcell Group is committed to adhering to the TSRS reporting obligations in the 2024 Turkcell Integrated Annual Report, in accordance with the Turkish Sustainability Reporting Standards issued by the Public Oversight Authority and the relevant legislation governing the use of these standards in reporting activities. In accordance with the scope of this report, we have used the transitional reliefs permitted by the applicable legislation governing TSRS reporting obligations. In line with the Tele-communications sector indicators outlined in the TSRS framework, we have conducted comprehensive compliance studies and incorporated the relevant indicators into our reporting. In addition to the parent company, Turkcell subsidiaries have also initiated their TSRS compliance activities within the framework of the legislation. Turkcell continues to structure its subsidiaries within the scope of TSRS reporting and enhance their compliance in the upcoming periods. In line with the recommendations made for the telecommunications sector, the indicators have also been used in the realization of compliance studies and included in the reporting.

TSRS 1 Compliance Table

TSRS 1 Chapters	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
Governance	a) Governance Body/Bodies (May Include a Board, Committee, or Equivalent Body Responsible for Senior Management) or Individuals Responsible for Overseeing Sustainability-Related Risks and Opportunities	TSRS-127.a.i	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
		TSRS-127.a.ii	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
		TSRS-127.a.iii	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
		TSRS-127.a.iv	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
		TSRS-127.a.v	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
	b) The Role of Management in Governance Processes, Controls, and Procedures Used to Monitor, Manage, and Oversee Sustainability-Related Risks and Opportunities	TSRS-127.b.i	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
		TSRS-127.b.ii	Turkcell Group Sustainability Management and Involvement of Senior Management – Climate and Environmental Management
Strategy	a) Sustainability-related risks and opportunities	TSRS-130.a	Effective Risk and Crisis Management – Management of Climate Risks and Opportunities
		TSRS-130.b	Effective Risk and Crisis Management – Management of Climate Risks and Opportunities
		TSRS-130.c	Effective Risk and Crisis Management – Management of Climate Risks and Opportunities
	b) Business model and value chain	TSRS-132.a	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change
		TSRS-132.b	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change
	c) Strategy and decision-making	TSRS-133.a	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change
		TSRS-133.b	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change
		TSRS-133.c	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change
	d) Financial position, financial performance and cash flows	TSRS-134.a	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change
		TSRS-134.b	Management of Climate Risks and Opportunities – Climate Transition Plan – Resilient Business Strategy Against the Climate Change

TSRS 1 Chapters	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
Strategy	d) Financial position, financial performance and cash flows	TSRS-135.a	Management of Climate Risks and Opportunities - Resilient Business Strategy Against the Climate Change
		TSRS-135.b	Management of Climate Risks and Opportunities - Resilient Business Strategy Against the Climate Change
		TSRS-135.c.i	Management of Climate Risks and Opportunities - Resilient Business Strategy Against the Climate Change
		TSRS-135.c.ii	Management of Climate Risks and Opportunities - Climate Transition Plan - Resilient Business Strategy Against the Climate Change - Sustainable Financing Activities
		TSRS-135.d	Management of Climate Risks and Opportunities - Climate Transition Plan - Resilient Business Strategy Against the Climate Change
	e) Resilience	TSRS-141	Management of Climate Risks and Opportunities - Climate Transition Plan - Resilient Business Strategy Against the Climate Change
Risk Management	a) Processes and Related Policies Used to Identify, Assess, Prioritize, and Monitor Sustainability-Related Risks	TSRS-144.a.i	Management of Climate Risks and Opportunities
		TSRS-144.a.ii	Management of Climate Risks and Opportunities
		TSRS-144.a.iii	Management of Climate Risks and Opportunities
		TSRS-144.a.iv	Management of Climate Risks and Opportunities
		TSRS-144.a.v	Management of Climate Risks and Opportunities
		TSRS-144.a.vi	Management of Climate Risks and Opportunities
	b) Processes Used by the Entity to Identify, Assess, Prioritize, and Monitor Sustainability-Related Opportunities	TSRS-144.b	Defining Turkcell's Sustainability Priorities - Management of Climate Risks and Opportunities
	c) The Extent and Manner in Which the Processes for Identifying, Assessing, Prioritizing, and Monitoring Sustainability-Related Risks and Opportunities Are Integrated into the Entity's Overall Risk Management Process and How They Inform the General Risk Management Process	TSRS-144.c	Effective Risk and Crisis Management - Management of Climate Risks and Opportunities
Metrics and targets	a) Metrics Required by the Relevant TSRS	TSRS-146.a	Explained in the TSRS 2 Compliance Chart.
		TSRS-149	Natural Capital - Management of Climate Risks and Opportunities
	b) Metrics Used by the Entity to Measure and Monitor Sustainability- Related Risks and Opportunities	TSRS-150.a	Management of Climate Risks and Opportunities - Sector Indicators - Climate Targets - Greenhouse Gas Emissions - Energy Management
		TSRS-150.b	Management of Climate Risks and Opportunities - Sector Indicators - Climate Targets - Greenhouse Gas Emissions - Energy Management
		TSRS-150.c	Management of Climate Risks and Opportunities - Sector Indicators - Climate Targets - Greenhouse Gas Emissions - Energy Management
		TSRS-150.d	Management of Climate Risks and Opportunities - Sector Indicators - Climate Targets - Greenhouse Gas Emissions - Energy Management
	c) The Entity's Performance Related to the Identified Sustainability Risk or Opportunity, Including Progress Toward Its Self-Determined Targets and Those Required by Regulations	TSRS-151.a	Natural Capital - Climate Targets
		TSRS-151.b	Natural Capital - Climate Targets
		TSRS-151.c	Natural Capital - Climate Targets
		TSRS-151.d	Natural Capital - Climate Targets
		TSRS-151.e	Natural Capital - Climate Targets
		TSRS-151.f	Natural Capital - Climate Targets
		TSRS-151.g	Natural Capital - Climate Targets
		TSRS-153	Natural Capital - Climate Targets
General Provisions		TSRS-154	About the Report
	Guidance Resources	TSRS-155.a	In accordance with the Guidance on Sector Based Application of TSRS-2, it has been determined that only the basic sectoral indicators specified in the SASB Standards are applicable for the Telecommunications sector.
		TSRS-156	About the Report
		TSRS-159	About the Report
	Location of Explanations	TSRS-160	About the Report
	Reporting Time	TSRS-164	About the Report

TSRS 1 Chapters	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
General Provisions	Comparative Information	TSRS-170	Natural Capital - Sector Indicators - Greenhouse Gas Emissions - Energy Management
	Declaration of Conformity	TSRS-172	About the Report
Judgements, Uncertainties and Errors	Judgements	TSRS-174	About the Report - Management of Climate Risks and Opportunities - Legal Disclaimer
	Uncertainties	TSRS-177	Management of Climate Risks and Opportunities
		TSRS-178	Management of Climate Risks and Opportunities
	Errors	TSRS-183	Since this is the first reporting year in accordance with TSRS, there are no prior period financial disclosures in some of the disclosure types specified by the Standard.

TSRS 2 Compliance Table

TSRS 2 Chapters	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
Governance	a) Governance body(s) (which may include a board, committee or equivalent body responsible for governance) or person(s) responsible for oversight of climate- related risks and opportunities	TSRS-2 6.a.i	Turkcell Group Sustainability Management and Involvement of Senior Management - Measuring the Value Created - Climate and Environmental Management
		TSRS-2 6.a.ii	Turkcell Group Sustainability Management and Involvement of Senior Management
		TSRS-2 6.a.iii	Turkcell Group Sustainability Management and Involvement of Senior Management - Management of Climate Risks and Opportunities
		TSRS-2 6.a.iv	Management of Climate Risks and Opportunities - Climate Transition Plan
		TSRS-2 6.a.v	Measuring the Value Created - Climate and Environmental Management - Climate Targets
	b) Management's role in governance processes, controls and procedures used to monitor, manage and control climate-related risks and opportunities	TSRS-2 6.b.i	Turkcell Group Sustainability Management and Involvement of Senior Management - Climate and Environmental Management
		TSRS-2 6.b.ii	Turkcell Group Sustainability Management and Involvement of Senior Management - Measuring the Value Created - Management of Climate Risks and Opportunities
Strategy	a) Climate Related Risk and Opportunities	TSRS-2 10.a	Management of Climate Risks and Opportunities
		TSRS-2 10.b	Management of Climate Risks and Opportunities
		TSRS-2 10.c	Management of Climate Risks and Opportunities
		TSRS-2 10.d	Management of Climate Risks and Opportunities
	b) Business Model and Value Chain	TSRS-2 13.a	Management of Climate Risks and Opportunities
		TSRS-2 13.b	Management of Climate Risks and Opportunities
	c) Strategy and Desicion Making	TSRS-2 14.a.i	Climate and Environmental Management - Management of Climate Risks and Opportunities - Climate Transition Plan - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 14.a.ii	Climate and Environmental Management - Management of Climate Risks and Opportunities - Climate Transition Plan - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 14.a.iii	Climate and Environmental Management - Management of Climate Risks and Opportunities - Climate Transition Plan - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 14.a.iv	Climate and Environmental Management - Management of Climate Risks and Opportunities - Climate Transition Plan - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 14.a.v	Climate and Environmental Management - Management of Climate Risks and Opportunities - Climate Transition Plan - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 14.b	Climate and Environmental Management - Climate Targets
		TSRS-2 14.c	Natural Capital

TSRS 2 Chapters	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
Strategy	d) Financial position, financial performance and cash flows	TSRS-2 15.a	Management of Climate Risks and Opportunities
		TSRS-2 15.b	Management of Climate Risks and Opportunities
		TSRS-2 16.a	Management of Climate Risks and Opportunities
		TSRS-2 16.b	Management of Climate Risks and Opportunities
		TSRS-2 16.c.i	Management of Climate Risks and Opportunities
		TSRS-2 16.c.ii	Sustainable Financing Activities - Management of Climate Risks and Opportunities - Climate Targets
		TSRS-2 16.d	Management of Climate Risks and Opportunities
		TSRS-2 21	Management of Climate Risks and Opportunities
	e) Climate Resilience	TSRS-2 22.a.i	Management of Climate Risks and Opportunities - Resilient Business Strategy Against the Climate Change
		TSRS-2 22.a.ii	Management of Climate Risks and Opportunities - Resilient Business Strategy Against the Climate Change
		TSRS-2 22.a.iii.(1)	Sustainable Financing Activities - Management of Climate Risks and Opportunities - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 22.a.iii.(2)	Sustainable Financing Activities - Management of Climate Risks and Opportunities - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 22.a.iii.(3)	Sustainable Financing Activities - Management of Climate Risks and Opportunities - Climate Targets - Resilient Business Strategy Against the Climate Change
		TSRS-2 22.b.i.(1)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.i.(2)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.i.(3)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.i.(4)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.i.(5)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.i.(6)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.i.(7)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.ii.(1)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.ii.(2)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.ii.(3)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.ii.(4)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.ii.(5)	Management of Climate Risks and Opportunities
		TSRS-2 22.b.iii	Management of Climate Risks and Opportunities
Risk Management	a) Processes and relevant policies used by the business to identify, assess, prioritize and monitor climate-related risks	TSRS-2 25.a.i	Management of Climate Risks and Opportunities
		TSRS-2 25.a.ii	Management of Climate Risks and Opportunities - Resilient Business Strategy Against the Climate Change
		TSRS-2 25.a.iii	Management of Climate Risks and Opportunities
		TSRS-2 25.a.iv	Management of Climate Risks and Opportunities
		TSRS-2 25.a.v	Management of Climate Risks and Opportunities
		TSRS-2 25.a.vi	Management of Climate Risks and Opportunities
	b)Including information on whether and how it uses climate-related scenario analysis; The processes the business uses to identify, evaluate, prioritize and monitor climate-related opportunities	TSRS-2 25.b	Management of Climate Risks and Opportunities
	c)Processes for identifying, evaluating, prioritizing and monitoring climate-related risks and opportunities; to what extent and how it is integrated into the business's overall risk management process and to what extent and how it informs the business's overall risk management process	TSRS-2 25.c	Defining Turkcell's Sustainability Priorities - Management of Climate Risks and Opportunities
Metrics and targets	a) Climate Related Metrics	TSRS-2 29.a	Greenhouse Gas Emissions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries
		TSRS-2 29.b	Greenhouse Gas Emissions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries
		TSRS-2 29.c	Greenhouse Gas Emissions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries

TSRS 2 Chapters	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
Metrics and targets	a) Climate Related Metrics	TSRS-2 29.d	Greenhouse Gas Emissions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries
		TSRS-2 29.e	Climate and Environmental Management - Resilient Business Strategy Against the Climate Change - Greenhouse Gas Emissions - Turkcell Energy Solutions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries
		TSRS-2 29.f	Greenhouse Gas Emissions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries
		TSRS-2 29.g	Greenhouse Gas Emissions - APPENDIX-6: Absolute Gross GHG Emissions of Turkcell Subsidiaries
	b) Sector-based metrics associated with other common characteristics that characterize particular business models, activities or participation in a sector (Guidelines for Sector-Based Application of TSRS-2)	TSRS-2 32	Sector Indicators
	c) Climate Related Targets	TSRS-2 33.a	Natural Capital - Climate Targets
		TSRS-2 33.b	Climate Targets - Climate Transition Plan
		TSRS-2 33.c	Climate Targets
		TSRS-2 33.d	Natural Capital - Climate Targets
		TSRS-2 33.e	Climate Targets
		TSRS-2 33.f	Natural Capital - Climate Targets
		TSRS-2 33.g	Natural Capital - Climate Targets
		TSRS-2 33.h	Climate Targets
		TSRS-2 34.a	Measuring the Value Created - Climate Targets
		TSRS-2 34.b	Measuring the Value Created - Climate Targets
		TSRS-2 34.c	Natural Capital - Climate Targets
		TSRS-2 34.d	There is no change made during the period.
		TSRS-2 35	Natural Capital - Climate Targets - Greenhouse Gas Emissions - Energy Management
		TSRS-2 36.a	Climate Targets
		TSRS-2 36.b	Climate Targets
		TSRS-2 36.c	Climate Targets
		TSRS-2 36.d	Climate Targets
		TSRS-2 36.e.i	Greenhouse Gas Emissions
		TSRS-2 36.e.ii	Greenhouse Gas Emissions
		TSRS-2 36.e.iii	Greenhouse Gas Emissions
		TSRS-2 36.e.iv	Greenhouse Gas Emissions

Telecommunication Sector Specific Indicator Statements for the Parent Company and its Subsidiaries

Subject	Standard Descriptions	Indicator Codes	Explanation / Referred Report Section
Environmental Footprint of Activities	(1) Total energy consumed, (2) percentage of grid electricity and (3) percentage of renewable energy	TC-TL-130a.1	Sector Indicators
Management of Systemic Risks Arising from Technology Failures	(1) Average system downtime, (2) average system downtime frequency and (3) average customer downtime	TC-TL-550a.1	Sector Indicators
	Negotiating systems to provide unhindered service during service interruptions	TC-TL-550a.2	Sector Indicators
Activity Metrics	Number of wireless subscribers	TC-TL-000.A	Sector Indicators
	Number of cable subscribers	TC-TL-000.B	Sector Indicators
	Number of broadband subscribers	TC-TL-000.C	Sector Indicators
	Network traffic	TC-TL-000.D	Sector Indicators

APPENDIX 3: GRI CONTENT INDEX

Statement of Use : Turkcell İletişim Hizmetleri A.Ş. has reported in accordance with the GRI Standards for the period January 1, 2024- December 31, 2024.

GRI 1 Used : GRI 1: Foundation 2021

Applicable GRI Sector Standard(s) : N/A

GRI Standard	Disclosure	Location	OMISSION		
			Requirement(S) Omitted	Reason	Explanation
General Disclosures					
GRI 2: General Disclosures 2021	2-1 Organizational details	About the Report (p.26) Turkcell at a Glance (p.27) Our Offices (p.348)			
	2-2 Entities included in the organization's sustainability reporting	About the Report (p.26)			
	2-3 Reporting period, frequency and contact point	About the Report (p.26)			
	2-4 Restatements of information	No such restatement has been made			
	2-5 External assurance	For the GHG Verification Statement, please refer to the "https://www.turkcell.com.tr/en/aboutus/corporate-social-responsibility/sustainability" section of our corporate website.			
	2-6 Activities, value chain and other business relationships	Our Strategic Focuses, Initiatives and Opportunities (p.74-79); Value-oriented and Responsible Supply Chain Management (p.161-163)			
	2-7 Employees	Employee Demographics in 2024 (p.102)			
	2-8 Workers who are not employees	Turkcell may obtain external service support as needed for auxiliary tasks related to the nature of the job, technical reasons, or for roles requiring expertise such as cleaning, security, call center, and field support personnel.			
	2-9 Governance structure and composition	Board of Directors Structure (p.60-62)			
	2-10 Nomination and selection of the highest governance body	Board of Directors Structure (p.60-62)			
	2-11 Chair of the highest governance body	Board of Directors Structure (p.60-62)			
	2-12 Role of the highest governance body in overseeing the management of impacts	Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-13 Delegation of responsibility for managing impacts	Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-14 Role of the highest governance body in sustainability reporting	Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-15 Conflicts of interest	Board of Directors Structure (p.60-62) Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-16 Communication of critical concerns	Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-17 Collective knowledge of the highest governance body	Board of Directors Structure (p.60-62) Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-18 Evaluation of the performance of the highest governance body	Board of Directors Structure (p.60-62) Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43)			
	2-19 Remuneration policies	Board of Directors Structure (p.60-62)			
	2-20 Process to determine remuneration	Our Human Capital (p.100-115)			
	2-21 Annual total compensation ratio			Confi-dentiality Constraints	Data regarding remuneration is considered as confiden-tial.
	2-22 Statement on sustainable development strategy	Turkcell Group Sustainability Strategy: Positive Imprint in Sustainability (p.46-47)			
	2-23 Policy commitments	Human Rights, Business Ethics and Common Values (p.63)			

GRI Standard	Disclosure	Location	OMISSION		
			Requirement(S) Omitted	Reason	Explanation
GRI 2: General Disclosures 2021	2-24 Embedding policy commitments	Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43) Climate and Environmental Management (p.175-177)			
	2-25 Processes to remediate negative impacts	Turkcell Group Value Creation Process (p.54-55)			
	2-26 Mechanisms for seeking advice and raising concerns	Defining Turkcell's Sustainability Priorities (p.44-45); Interactions with Our Stakeholders (p.50-51)			
	2-27 Compliance with laws and regulations	Competition Management (p.65)			
	2-28 Membership associations	Turkcell Group's Sustainability Initiative Memberships (p.52-53); Cooperated National, International and Non-Governmental Organizations (p.198)			
	2-29 Approach to stakeholder engagement	Interactions with Our Stakeholders (p.50-51)			
	2-30 Collective bargaining agreements	Human Rights, Business Ethics and Common Values (p.63)			
Material Topics					
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Defining Turkcell's Sustainability Priorities (p.44-45)			
	3-2 List of material topics	Defining Turkcell's Sustainability Priorities (p.44-45)			
Managing Climate Impacts					
GRI 3: Material Topics 2021	3-3 Management of material topics	Climate Change (p.178-180); Our Natural Capital (p.174-196)			
GRI 201: Economic Performance 2016	201-2 Financial implications and other risks and opportunities due to climate change	Climate Change (p.178-180)			
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Our Natural Capital (p.190)			
	302-3 Energy intensity	Our Natural Capital (p.190)			
	302-4 Reduction of energy consumption	Our Natural Capital (p.190)			
GRI 303: Water and Effluents 2018	303-3 Water withdrawal	Our Natural Capital (p.193-194)			
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Our Natural Capital (p.188-189)			
	305-2 Energy indirect (Scope 2) GHG emissions	Our Natural Capital (p.188-189)			
	305-3 Other indirect (Scope 3) GHG emissions	Our Natural Capital (p.188-189)			
	305-4 GHG emissions intensity	Our Natural Capital (p.188-189)			
	305-5 Reduction of GHG emissions	Our Natural Capital (p.188-189)			
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Our Natural Capital (p.195-196)			
	306-2 Management of significant wasterelated impacts	Our Natural Capital (p.195-196)			
	306-3 Waste generated	Our Natural Capital (p.195-196)			
	306-4 Waste diverted from disposal	Our Natural Capital (p.195-196)			
	306-5 Waste directed to disposal	Our Natural Capital (p.195-196)			
Leading Digital Technologies and Innovation					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Intellectual Capital (p.126-141); Our Social Capital (p.142-171)			
GRI 203: Indirect Economic Impacts 2016	203-2 Significant indirect economic impacts	Our Intellectual Capital (p.126-141)			
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Our Social Capital (p.142-171)			
Becoming an Active Integrated Telecom Operator in the Value Chain Extending from Fiber Infrastructure to Digital Business Services					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Manufactured Capital (p.116-125)			
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Our Manufactured Capital (p.116-125)			
Improving Digital Customer Experience and Satisfaction					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Manufactured Capital (p.116-125)			
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the Health and Safety impacts of product and service categories	Our Manufactured Capital (p.116-125)			
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	Our Manufactured Capital (p.116-125)			

GRI Standard	Disclosure	Location	OMISSION		
			Requirement(S) Omitted	Reason	Explanation
Cyber Security and Protection of Data Privacy					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Manufactured Capital (p.116-125); Digital Security and Wellbeing (p.138-139)			
GRI 203: Indirect Economic Impacts 2016	203-2 Significant indirect economic impacts	Digital Security and Wellbeing (p.138-139)			
GRI 413: Local Communities 2016	413-2 Operations with significant actual and potential negative impacts on local communities	Our Manufactured Capital (p.116-125)			
Decent Workplace					
GRI 3: Material Topics 2021	3-3 Management of material topics	Human Rights, Business Ethics and Common Values (p.63); Our Human Capital (p.98-115); Equality of Digital and Social Opportunity (p.163-167)			
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Our Human Capital (p.98-115)			
	401-3 Parental Leave	Our Human Capital (p.100)			
GRI 402: Labor/ Management Relations 2016	402-1 Minimum notice periods regarding operational changes	Our Human Capital (p.98-115)			
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	Our Human Capital (p.114-115)			
	403-2 Hazard identification, risk assessment, and incident investigation	Our Human Capital (p.114-115)			
	403-3 Occupational health services	Our Human Capital (p.114-115)			
	403-4 Worker participation, consultation, and communication on occupational health and safety	Our Human Capital (p.114-115)			
	403-5 Worker training on occupational health and safety	Our Human Capital (p.114-115)			
	403-6 Promotion of worker health	Our Human Capital (p.114-115)			
	403-8 Workers covered by an occupational health and safety management system	Our Human Capital (p.114-115)			
		Our Human Capital (p.114-115)			
	403-10 Work-related ill health	Our Human Capital (p.114-115)			
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Our Human Capital (p.108-113)			
	404-2 Programs for upgrading employee skills and transition assistance programs	Our Human Capital (p.108-113)			
	404-3 Percentage of employees receiving regular performance and career development reviews	Our Human Capital (p.108-113)			
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Our Human Capital (p.100-103)			
	405-2 Ratio of basic salary and remuneration of women to men	Our Human Capital (p.100-103)			
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Our Human Capital (p.100-103)			
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Human Rights, Business Ethics and Common Values (p.63)			
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Human Rights, Business Ethics and Common Values (p.63); Value-oriented and Responsible Supply Chain Management (p.161-163)			
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Human Rights, Business Ethics and Common Values (p.63); Value-oriented and Responsible Supply Chain Management (p.161-163)			
Business Ethics and Legal Compliance					
GRI 3: Material Topics 2021	3-3 Management of material topics	Turkcell Group Sustainability Management and Involvement of Senior Management (p.42-43); Human Rights, Business Ethics and Common Values (p.63); Anti-Bribery and Corruption, Compliance with International Capital Markets and Economic & Trade Sanctions and Export Controls (p.64-65); Competition Management (p.65); Artificial Intelligence (p.95); Value-oriented and Responsible Supply Chain Management (p.161-163)			

GRI Standard	Disclosure	Location	OMISSION		
			Requirement(S) Omitted	Reason	Explanation
GRI 205: Anti-corruption 2016	205-2 Communication and training about anti-corruption policies and procedures	Anti-Bribery and Corruption, Compliance with International Capital Markets and Economic & Trade Sanctions and Export Controls (p.64-65)			
	205-3 Confirmed incidents of corruption and actions taken	Human Rights, Business Ethics and Common Values (p.63)			
GRI 206 Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Competition Management (p.65)			
Leading the Use of Innovative Digital Technologies in Key Sectors such as Education, Health, Agriculture, Transport and Finance					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Strategic Focuses, Initiatives and Opportunities (p.74-79); The Progress in Techfin Applications (p.97); Image Processing Services and Solutions (p.137); Digital Business Services (p.140-141); Equality of Digital and Social Opportunity (p.163-167); Water Management (p.193-194)			
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Our Strategic Focuses, Initiatives and Opportunities (p.74-79); The Progress in Techfin Applications (p.97); Image Processing Services and Solutions (p.137); Digital Business Services (p.140-141); Equality of Digital and Social Opportunity (p.163-167); Water Management (p.193-194)			
	203-2 Significant indirect economic impacts	Our Strategic Focuses, Initiatives and Opportunities (p.74-79); The Progress in Techfin Applications (p.97); Image Processing Services and Solutions (p.137); Digital Business Services (p.140-141); Equality of Digital and Social Opportunity (p.163-167); Water Management (p.193-194)			
Supporting the Development of Local Technologies					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Intellectual Capital (p.126-141); Localization Efforts (p.162)			
GRI 203: Indirect Economic Impacts 2016	203-2 Significant indirect economic impacts	Our Intellectual Capital (p.126-141); Localization Efforts (p.162)			
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Localization Efforts (p.162)			

APPENDIX-4: UNGC Progress Chart

Subject	UNGC Principles	Report Section
Human Rights	Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights	Strong Corporate Governance, Our Human Capital, Value-Oriented and Responsible Supply Chain Management
	Principle 2: make sure that they are not complicit in human rights abuses	Strong Corporate Governance, Our Human Capital, Value-Oriented and Responsible Supply Chain Management
Labor	Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	Strong Corporate Governance
	Principle 4: the elimination of all forms of forced and compulsory labor	Our Human Capital, Value-Oriented and Responsible Supply Chain Management
	Principle 5: the effective abolition of child labor	Our Human Capital, Value-Oriented and Responsible Supply Chain Management
	Principle 6: the elimination of discrimination in respect of employment and occupation	Our Human Capital
Environment	Principle 7: Businesses should support a precautionary approach to environmental challenges	Our Natural Capital
	Principle 8: undertake initiatives to promote greater environmental responsibility	Our Natural Capital
	Principle 9: encourage the development and diffusion of environmentally friendly technologies	Our Natural Capital
Anti-Corruption	Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery	Strong Corporate Governance

APPENDIX-5: Sustainability Principles Compliance Framework Table

		COMPLIANCE				
		Yes	No	Partial	Not Relevant	Description	Reporting Information Regarding Publicly Disclosed Data /Link

A. General Principles							
A1. Strategies, Policies and Goals							
A1.1	The Board of Directors determines environmental, social and governance (ESG) material issues, risks and opportunities.	X					Turkcell Group Sustainability Management and Involvement of Senior Management (p.42) Defining Turkcell's Sustainability Priorities (p.44-45) Operational Risks (p.68) Management of Climate Risks and Opportunities (p.178-180) Climate Change (p.178-180)
	The Board of Directors determines and publicly disclose ESG Policies (Ex: Environmental Policy, Energy Policy, Human Rights Policy and HR Policy).	X					Turkcell Group Sustainability Management and Involvement of Senior Management (p.42) www.turkcell.com.tr/en/aboutus/corporate-social-responsibility/sustainability
A1.2	It determines and publicly discloses its Short and long-term goals regarding ESG policies were determined and publicly disclosed.	X					Our Human Capital (p.100-115) Our Intellectual Capital (p.128-141) Our Social Capital (p.144-171) Our Natural Capital (p.174-196)
A2. Implementation/Monitoring							
A2.1	The Partnership determines and publicly discloses the committees/units responsible for the implementation of ESG policies, Partnership's the most senior responsibles regarding ESG issues and their duties.	X					Turkcell Group Sustainability Management and Involvement of Senior Management (p.42)
	Responsible committees and/or units report activities conducted in line with policies to the Board of Directors at least once during the year.	X					Turkcell Group Sustainability Management and Involvement of Senior Management (p.42)
A2.2	The Partnership develops and publicly discloses implementation and action plans in line with the short- and long-term ESG goals.	X					Turkcell Group Sustainability Management and Involvement of Senior Management (p.42) Turkcell Group Sustainability Strategy: Positive Imprint in Sustainability (p.46) Our Human Capital (p.110-115) Our Intellectual Capital (p.128-141) Our Social Capital (p.144-171) Our Natural Capital (p.174-196)
A2.3	Partnership publicly discloses ESG Key Performance Indicators (KPI) and their degree of achievement on a yearly basis.	X					Our Human Capital (p.110-115) Our Intellectual Capital (p.128-141) Our Social Capital (p.144-171) Our Natural Capital (p.174-196)
A2.4	The partnership publicly discloses sustainability performance improvement activities regarding business processes or products and services.	X					Our Human Capital (p.110-115) Our Intellectual Capital (p.128-141) Our Social Capital (p.144-171) Our Natural Capital (p.174-196)
A3. Reporting							
A3.1	The Partnership discloses information on sustainability performance, goals and actions within the annual report in a clear, accurate and complete manner.	X					Turkcell Group Sustainability Strategy: Positive Imprint in Sustainability (p.46) Turkcell Group Value Creation Process (p.56) Our Human Capital (p.110-115) Our Manufactured Capital (p.118-125) Our Intellectual Capital (p.128-141) Our Natural Capital (p.174-196)
A3.2	Partnership publicly discloses information on which of the United Nations (UN) 2030 Sustainable Development Goals its activities are related to.	X					Sustainable Development Objectives Supported (p.48-49)
A3.3	Partnership publicly discloses lawsuits filed and/ or concluded against and which are significant in terms of ESG policies and/or can significantly impact company's activities	X					Competition Management (p.65) Legal Compliance (p.71)

		COMPLIANCE				
		Yes	No	Partial	Not Relevant	Description	Reporting Information Regarding Publicly Disclosed Data /Link

A4.1	Partnership's ESG Key Performance measurements are verified by an independent third party and publicly disclosed.		X				For the period between January 1, 2024- December 31, 2024, GHG verification has been completed and the explanation regarding the verification is available in the 'sustainability' section of our corporate website.
B. Environmental Principals							
B1	The partnership publicly discloses policies and practices, action plans regarding Environmental Management and Environmental Management systems (known as ISO 14001 standard) and programs.	X					Climate and Environmental Management (p.175-177)
B2	The Partnership publicly discloses limitations for reporting scope, reporting term, reporting date and conditions regarding environmental reports prepared for sharing information on Environmental Management.	X					About the Report (p.26)
B3	Disclosed in A2.1.						
B4	The environmental targets that are included in the performance incentive systems on a stakeholder basis (such as board members, executives, and employees) have been publicly disclosed.	X					Climate and Environmental Management (p.175-177)
B5	The partnership publicly discloses how the prioritized environmental issues have been integrated into business objectives and strategies.	X					Turkcell Group Sustainability Strategy: Positive Imprint in Sustainability (p.46) Our Natural Capital (p.174-196)
B6	Disclosed in A2.4.						
B7	The Partnership publicly discloses how environmental issues are managed and integrated into business objectives and strategies throughout the partnership value chain, including suppliers and customers as well as the operational process.	X					Value-oriented and Responsible Supply Chain Management (p.161-163)
B8	The Partnership publicly discloses its involvement in policy-making processes of environmental organizations and NGOs and cooperation established with these institutions.	X					Climate Change (p.178-180)
B9	The Partnership publicly discloses periodically comparable data on environmental impacts in the light of environmental indicators (GHG emissions (Scope-1 (Direct), Scope-2 (Energy indirect), Scope-3 (Other indirect)), air quality, energy management, water and wastewater management, waste management, biodiversity impacts).	X					Our Natural Capital (p.174-196)
B10	The Partnership publicly discloses standard, protocol, methodology, and base year details used to collect and calculate its data.	X					Our Natural Capital (p.174-196)
B11	The Partnership publicly discloses increase or decrease in environmental indicators for the reporting year in comparison with previous years.	X					Our Natural Capital (p.174-196)
B12	The Partnership sets short and long-term goals for reducing its environmental impacts and publicly discloses progress in these goals in comparison with goals set for the previous years.	X					Our Natural Capital (p.174-196)

		COMPLIANCE					
		Yes	No	Partial	Not Relevant	Description	Reporting Information Regarding Publicly Disclosed Data /Link
B13	The partnership set a strategy for fighting with climate crisis and publicly discloses actions planned.	X					Our Natural Capital (p.174-196)
B14	The Partnership establishes and publicly discloses programs or procedures in order to avoid or to minimize potential negative impacts of products and/or services.	X					Turkcell Energy Solutions (p.191)
	The Partnership takes and publicly discloses actions to enable third parties (ex: suppliers, contractors, dealers, etc) decrease their GHG emissions.	X					Value-oriented and Responsible Supply Chain Management (p.161-163)
B15	The Partnership publicly discloses environmental benefits/profits or cost savings achieved through initiatives and projects carried out to reduce its environmental impacts.	X					Energy Efficiency (p.192)
B16	The Partnership publicly discloses Scope-1 and Scope-2 energy consumption data (natural gas, diesel, gasoline, LPG, coal, electricity, heating, cooling, etc.).	X					Energy Management (p.190)
B17	The Partnership publicly discloses information on electricity, heat, steam and cooling generated in the reporting year.	X					Energy Management (p.190)
B18	The partnership carries out and publicly discloses studies on increasing the use of renewable energy, transition to zero or low carbon electricity.	X					Turkcell Energy Solutions (p.191)
B19	The Partnership publicly discloses renewable energy production and usage data.	X					Turkcell Energy Solutions (p.191)
B20	The Partnership conducts energy efficiency projects and publicly discloses energy consumption and emission reductions due to energy efficiency projects.	X					Energy Efficiency (p.192)
B21	The Partnership publicly discloses water consumption, amount of underground or surface water withdrawn if any, recycled or discharged, its sources and procedures.	X					Water Management (p.193-194)
B22	The Partnership publicly discloses whether operations or activities are included in any carbon pricing system (Emission Trading System, Cap & Trade, or Carbon Tax).	X					Turkcell is not subject to a carbon pricing system due to the legislation in force during the reporting period.
B23	The Partnership publicly discloses the carbon credit information accumulated or purchased during the reporting period.	X					GHG Emissions (p.188)
B24	The Partnership publicly discloses details on carbon pricing if applied within the partnership.	X					Climate Transition Plan (s.183) 2024 CDP Report
B25	The Partnership publicly discloses the platforms where environmental information of the Partnership published.	X					2024 CDP Report
	C. Social Principles						
	C1. Human Rights and Labor Rights						
C1.1	The Partnership develops a Corporate Human Rights and Employee Rights Policy in compliance with the Universal Declaration of Human Rights, the ILO Conventions which Turkiye has approved, and other relevant legal regulations; determines individuals responsible for application of the policy, and publicly discloses policy and people responsible for its practice.	X					Diversity, Inclusion, and Equal Opportunity (p.101-102)
C1.2	The Partnership includes subjects such as fair workforce, improvement of working standards, female employment and inclusivity (such as no discrimination based on gender, race, religion, language, marital status, ethnic identity, sexual orientation, gender identity, family responsibilities, trade union activities, political views, disabilities, social and cultural differences, etc.) in its Labor Rights Policy considering also supply and value chain impacts.	X					Diversity, Inclusion, and Equal Opportunity (p.101-102) Value-oriented and Responsible Supply Chain Management (p.161-163)

		COMPLIANCE					
		Yes	No	Partial	Not Relevant	Description	Reporting Information Regarding Publicly Disclosed Data /Link
C1.3	The Partnership publicly discloses measures taken to respect the rights of specific economically, environmentally, and socially vulnerable groups (such as low-income groups, women, etc.) or minority rights/equal opportunities along the value chain.	X					Diversity, Inclusion, and Equal Opportunity (p.101-102)
C1.4	The Partnership publicly discloses developments on preventive and corrective practices regarding discrimination, inequality, human rights violations, forced labor, and child labor.	X					Diversity, Inclusion, and Equal Opportunity (p.101-102) Value-oriented and Responsible Supply Chain Management (p.161-163)
C1.5	The labor Rights Policy includes subjects such as investments in employees (such as training, development policies), compensation, fringe benefits, the right to unionize, work/life balance solutions, and talent management.	X					Human Rights, Business Ethics and Common Values (p.63) Our Human Capital (p.110-115) Our Training and Development Approach (p.108-113)
	The Partnership establishes mechanisms for resolving employee complaints and disputes have been established, and processes for resolving disputes.	X					Human Rights, Business Ethics and Common Values (p.63)
	The Partnership publicly discloses activities conducted during the reporting year in order to ensure employee satisfaction.	X					Employee Loyalty and Happiness (p.105)
C1.6	The Partnership establishes and publicly discloses its OHS Policy.	X					Safe and Healthy Work Environment (p.114-115)
	The Partnership publicly discloses precautions taken to prevent occupational accidents and to protect health and accident statistics.	X					Safe and Healthy Work Environment (p.114-115)
C1.7	The Partnership establishes and publicly discloses its policies on protection of personal data and data security.	X					Digital Security and Wellbeing (p.138) www.turkcell.com.tr/tr/gizlilik-ve-guvenlik?page=kisisel-verilerin-korunmasi
C1.8	The Partnership establishes and publicly discloses its Code of Ethics.	X					Human Rights, Business Ethics and Common Values (p.63) www.turkcell.com.tr/todiek
C1.9	The Partnership discloses its activities on community investments, social responsibility, financial inclusion and access to financing.	X					Digital Financial Services (p.78) Social Investment and Sponsorship Projects (p.168-171)
C1.10	The Partnership organizes briefings and trainings programs on ESG policies and practices for employees.	X					Climate and Environmental Management (p.175-177)
	C2. Stakeholders, International Standards and Initiatives						
C2.1	The Partnership establishes and publicly discloses a customer satisfaction policy regarding management and resolution of customer complaints.	X					Customer Satisfaction Management (p.159)
C2.2	The Partnership publicly discloses information regarding communication with stakeholders (including who the stakeholders are, the topics and the frequency of communication)	X					Interactions with Our Stakeholders (p.50-51)
C2.3	The international reporting standards adopted in reporting have been disclosed.	X					About the Report (p.26)
C2.4	The Partnership publicly discloses sustainability principles adopted, as well as the international organizations, committees, and principles signed or joined.	X					Cooperated National, International and Non-Governmental Organizations (p.198)
C2.5	The Partnership makes improvement efforts to be included in Borsa Istanbul's and/or international index providers' sustainability indices.	X					Sustainability Indices and Performance Indicators (p.89)
	D. Corporate Governance Principles						
D1	The Partnership received stakeholder opinions in determining measures and strategies in the field of sustainability.	X					Defining Turkcell's Sustainability Priorities (p.44-45) Interactions with Our Stakeholders (p.50-51)
D2	The Partnership works on increasing awareness about the subject of sustainability and its importance through social responsibility projects, awareness events, and trainings.	X					Social Investment and Sponsorship Projects (p.168-171)

APPENDIX-6: Absolute Gross GHG Emissions of Turkcell subsidiaries

	Category 1 (tCO_2e)	Category 2 (tCO_2e)
Total	**10,654.99**	**453,087.63**
Turkcell İletişim Hizmetleri A.Ş.	4,470.79	333,731.26
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. ("Turkcell Global Bilgi")	1,507.50	1,352.99
Kıbrıs Mobile Telekomünikasyon Kuzey Kıbrıs Türk Ltd	326.48	3,075.79
Belarusian Telecommunications Network	2,994.04	9,042.43
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. Atmosware	234.80	12,070.01
Boyut Grup Enerji Elektrik Üretim İnşaat San. Ve Tic. A.Ş. Boyut Grup Enerji	8.07	-
Turkcell Dijital İş Servisleri A.Ş. DBS	18.66	574.20
Lifecell Dijital Servisler ve Çözümler A.Ş. DSS	2.39	7.34
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. Enerji	7.93	14.30
Lifecell Müzik Yayın Ve İletim A.Ş. FIZY	1.71	5.25
Turkcell Gayrimenkul Hizmetleri A.Ş. Gayrımenkul	0.17	0.52
Kule Hizmet Ve İşletmecilik A.Ş. Global Tower	113.89	44.30
Lifecell Bulut Çözümleri A.Ş. Lifebox	1.71	5.25
Turkcell Ödeme Hizmetleri A.Ş. Mobil Finans / Töhaş	134.03	273.71
Turkcell Satış A.Ş. TSATIŞ	0.08	2.33
Superonline İletişim Hizmetleri A.Ş. Superonline	129.11	91,744.52
Turkcell Dijital Sigorta A.Ş. TDS	11.73	73.72
Turkcell Finansman A.Ş. TFS	43.38	176.33
Turkcell Sigorta Aracılık Hizmetleri A.Ş. TSAH	0.06	7.00
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. TTECH	198.61	851.38
Lifecell Tv Yayın Ve İçerik Hizmetleri A.Ş. TV+	3.07	9.44
Lifecell İletişim Teknolojileri Ve Dijital Servisler A.Ş. Bip İletişim Teknolojileri Ve Dijital Servisler A.Ş.	2.43	12.01
Rehberlik Hizmetleri Servisi A.Ş. 100%	0.08	9.34
Artel Bilişim Servisleri A.Ş. 100%	-	-
TDC Veri Hizmetleri A.Ş. 100%	-	-
Dijital Eğitim Teknolojileri A.Ş. 100% (Detek)	-	-
Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. 100%	1.37	4.20
Beltower LLC	0.04	-
East Asian Consortium B.V.	-	-
Lifecell Digital Communication Technologies B.V	-	-
Lifecell Digital Limited	0.24	-
lifetechl LLC	1.55	-
Paycell Europe GMBH	0.01	-
Paycell LLC	0.04	-
Re Pie Portföy Yönetim A.Ş Turkcell Yeni Teknolojiler Gir. Ser.	-	-
Turktell Bilişim Servisleri A.Ş.	-	-
Türkiye'nin Otomobil Girişim Grubu Sanayi ve Ticaret A.Ş.	-	-
Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş.	9.38	-
Lifecell Ventures B.V.	0.01	-
Turkcell Dijital Teknolojileri Limited	161.63	-
Yaani Digital B.V	-	-

Group Companies and Other Information on Corporate Governance

Our subsidiaries and affiliates[26]

BeST

After joining Turkcell Group in July 2008, BeST (Belarusian Telecommunications Network) became the first mobile operator to offer 3G services in Belarus in November 2009. As of December 31, 2024, BeST provides 2G and 3G services in all cities with more than 4,000 inhabitants and 2G services on all major intercity motorways and highways in the Republic of Belarus, achieving a population coverage of approximately 99.8% and a geographical coverage of 93.1% in Belarus.

In August 2016, BeST became one of the first two operators to offer 4G services using LTE infrastructure installed by beCloud. BeST offers 4G LTE services in all regions and major cities of Belarus, with 4G geographical coverage of 89.2% and population coverage of 98.7%. The share of 4G subscribers reached 86% of the 3-month active data subscriber base in 2024. The increasing penetration of 4G services resulted in average monthly data consumption per user reaching 20.0 GB. The 4G network carried 85% of total data traffic as of the end of 2024.

BeST continues its transformation from a communications service provider to a digital operator, converting its subscribers into 4G users. Accelerating digital subscriptions and increasing its share in subscriber acquisition, enhancing self-service capabilities through mobile applications and web channels, expanding digital service portfolio and penetration are the key initiatives that continued to drive the digitalization journey in 2024. By bringing together connectivity and content to enrich customers' digital experience, BeST is driving ARPU growth through data services and a diversified digital services portfolio in line with Turkcell's strategy. Accordingly, BeST provides music, video, games, security, digital publication and digital education platforms within its digital services portfolio. By the end of 2024, 56% of 3-month active subscribers used at least one digital service and solution.

BeST continues to develop its self-service mobile application with new services and features. The mobile application allows customers to make payments and transfers using their mobile balances, sign up for various insurance policies, collect bonuses through gamification mechanics, purchase equipment within a diverse product portfolio and create friends & family groups to benefit from loyalty discounts. These services enhance the seamless digital experience for customers, and increase customer engagement and loyalty.

BeST is the first mobile operator in Belarus to launch a digital SIM card activation service via a mobile application using facial recognition technology based on machine learning algorithms in 2020. The service has been successfully developed by Lifetech, a wholly owned subsidiary of BeST. Lifetech was established in 2012 to provide services in telecommunications and infrastructure solutions, information and communication technologies, software development and security systems.

Lifetech successfully provides IT-based solutions to Turkcell Group and other clients, and carries out software development projects both in Belarus and abroad.

Kuzey Kıbrıs Turkcell

Kuzey Kıbrıs Turkcell was founded in 1999 as a wholly-owned subsidiary of Turkcell. It operates as the leading operator in the TRNC, with an active subscriber market share of 59% excluding telemetry and an infrastructure that covers almost the entire population, according to the third quarter data of 2024 published by the Information and Communication Technologies Authority. Lifecell Digital Ltd., which entered the fixed internet market in the TRNC in 2018, continues to successfully provide services in this sector.

Kuzey Kıbrıs Turkcell became the first operator to launch 4.5G in the Turkish Republic of Northern Cyprus on September 7, 2023, having received the widest frequency band in the 4G/5G tender. Thus, with 99.6% population coverage, Turkcell launched this service in Northern Cyprus within 10 months, providing its customers with up to 10 times faster internet infrastructure in comparison to 3G. As the first company to receive 5G authorisation within Turkcell Group, Kuzey Kıbrıs Turkcell started 5G demos on the island in 2024 and provided 5G speed to its customers in many regions.

Turkcell Global Bilgi

Turkcell Global Bilgi is a trusted business partner, offering innovative technological solutions that combine 25 years of experience in customer experience with digital transformation. Turkcell Global Bilgi is a strategic business partner to brands, with a focus on enhancing customer experience and boosting revenue for over 115 companies, including Turkcell. The company delivers customised solutions that are tailored to the specific needs of each client.

Providing employment to 15,460 people, Turkcell Global Bilgi creates value by leading the sector with 11,182 female employees, who make up 72% of the total workforce.

Turkcell Global Bilgi, a leading IT company in Türkiye, provides a range of services including digital technologies, technological support services, consultancy services and call center services. Turkcell Global Bilgi implements its own digital projects at its R&D center, offering companies digital services such as robotic process automation (RPA), cloud-based switchboard infrastructure, digital help desk, digital assistant, voice and text analytics, video calls, etc.

Global Tower

Global Tower, Türkiye's leading tower company, currently operates in four countries. The company provides a range of services, including tower leasing, build-sell and maintenance, to a diverse client base, including telecom operators, radio-TV broadcasters, internet service providers, energy companies and public institutions.

[26] Not all of our subsidiaries are included in the Subsidiaries section. Information on all our subsidiaries can be found in Note 1 of the CMB report attached to our Integrated Annual Report.

In addition to its traditional services, Global Tower has recently expanded its offering to include satellite services, further strengthening its end-to-end solutions for customers. The company currently offers closed circuit satellite services at over two thousand points through its own infrastructure with geographical redundancy, and aims to increase its product range and service diversity by following the trends in the satellite industry.

The breakdown of Global Tower's tower portfolio of 10.387 units as of the end of 2024 is as follows:

— Türkiye: 9,436 (owned: 5,004, right to use: 2,175, contract management: 2,257)
— Belarus: 836 (right to use)
— KKTC: 115 (right to use)

Superonline İletişim Hizmetleri A.Ş.

Turkcell Superonline was established in 2009 through the merger of our subsidiary Tellcom (established in 2004 as Bilişim Telekomunikasyon and rebranded as Tellcom in 2006) and Superonline, which was acquired from Çukurova Group. It provides telecommunication services to individual, corporate and operator customers under the Turkcell Superonline brand. Turkcell Superonline is authorised by the Information and Communication Technologies Authority (ICTA) to provide Internet Service Provider, Fixed Telephone Service, Infrastructure Operation Service, Satellite Communication Service, Cable Broadcasting Service and Virtual Mobile Network Service.

As of the end of 2024, Turkcell Superonline had 3.2 million broadband internet customers, 2.5 million of whom were on its own fiber infrastructure, and 1.5 million IPTV customers under the TV+ brand. As of the same date, Turkcell Superonline provides fiber access at speeds of up to 10 Gbps to 5.8 million households in 28 cities with a fiber length of 65 thousand km. In addition to its direct services, Turkcell Superonline provides fixed broadband internet services to more households through contracts signed with other infrastructure operators in the sector, while enabling some operators to offer broadband internet services to their customers through Turkcell Superonline infrastructure. In line with its vision of transforming the Silk Road into the Fiber Road and making Türkiye an internet hub, a goal which it has been implementing since 2008, it has been serving with 13 border connection.

Turkcell Finansman A.Ş. – Financell

Turkcell Finansman A.Ş. is a key player in the Turkish financing sector, providing financing loan solutions in areas such as GES loans (solar energy systems financing loans), second-hand vehicles, furniture, white goods, as well as technological product and service needs of corporate and individual customers under the 'Financell' brand.

Financell has maintained its leading position in the financing sector by providing services in 1,009 Turkcell stores, 2,313 DSN+ (Digital Point of Sale) stores and digital sales channels all over Türkiye. The company has the highest number of customers of any player in the sector.

Turkcell Finansman A.Ş. has provided approximately TRY 18 million and TRY 56 billion worth of loans to date, and in 2021 the company began to offer corporate loans as part of a digital transformation initiative. Furthermore, the Company's success in managing credit risk is attributable to the credit risk infrastructure and digital transformation projects carried out in 2021. Financell commenced the provision of financing services to Corporate and Superonline customers in 2021 and began operating in non-Turkcell channels with new products such as digital holiday loans and vehicle loans in 2022. In 2023, Financell's strategic focus was on green energy financing, offering favorable loans for SPP projects, particularly for sustainability initiatives in earthquake-prone areas. Furthermore, Financell expanded its portfolio to include Used Car Loans, Corporate Loans and Shopping Loans, which it had initiated in 2022. In 2023, Financell expanded its services to include supplier financing for corporate clients. Finally, in 2024, with a project that improved customer segmentation, Financell launched a loan model offering personalised interest rates.

Turkcell Dijital Sigorta A.Ş.

Turkcell Dijital Sigorta A.Ş. (Wiyo) is primarily engaged in device insurance and holds licenses in Accident, Sickness/Health, General Damages, General Liability, Financial Losses, Legal Protection, Fire and Natural Disasters.

Turkcell Sigorta Aracılık Hizmetleri A.Ş.

Turkcell Sigorta Aracılık Hizmetleri A.Ş. is a trusted provider of brokerage services in the field of corporate insurance. Its product portfolio includes 'Executive and Manager Liability Insurance', which provides comprehensive coverage for the liabilities of Turkcell Group executives in the performance of their duties, and 'Elementary Group Policies', designed to safeguard the assets of Turkcell and group companies against a range of risks and liabilities, including fire, earthquake, flood, storm, and more. In addition, the Company serves as the agency of Turkcell Dijital Sigorta A.Ş. (Wiyo) for individual products.

Turkcell Ödeme Hizmetleri ve Elektronik Para Hizmetleri – Paycell

In 2017, Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (TÖHAŞ) obtained an E-Money license in addition to its 2016 payment services license from the BRSA. While a rapid techfin transformation has been taking place in the world over the past 10 years, the Turkish market also shows a high potential for the expansion of techfin services with its attractive internal dynamics. Key factors contributing to this growth include the high proportion of young people, the rapid uptake of smart devices, the estimated 30 million potential users without a bank account, the ongoing high cash usage in shopping, and the increasing e-commerce volume. Since early 2020, this transformation has accelerated considerably with the impact of the global pandemic. Changing living conditions and needs have led customers to show more interest in digital platforms. The e-commerce sector has been one of the most positively affected. In response to these evolving needs and shifting behaviors, our vision at Paycell has been to empower more users to seamlessly access financial services through our secure, cutting-edge payment solutions, which seamlessly integrate technology and financial services.

We are proud to continue leading the techfin sector, achieving record transaction volumes across a wide range of products. In 2024, the number of Paycell 3-months active users reached 7.4 million, while the number of Paycell application downloads exceeded 30 million with the new functions added. By the close of 2024, the total transaction volume through Paycell had reached TRY 101 billion.

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.[27]

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. was established as a joint venture in 2018 and began commercial activities in 2019. The company provides services in the field of employee meal vouchers and non-salary employee benefits. The Paye Kart brand is present in more than 9 thousand member workplaces across Türkiye.

On October 21, 2024, Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. completed the acquisition of all shares in Sofra. ('TÖHAŞ'). It provides a convenient digital payment service with its contactless payment feature, which saves time for customers when making meal payments to their employees. Paye Kart facilitates swift and straightforward payment via a mobile application using the QR method at contracted merchants and market chains utilizing the Paycell QR payment infrastructure. In addition, the Paye Kard Online payment option offers convenience and time savings through home delivery for online purchases made from contracted points. The Paye meal card stands out as the first meal card that can also be used in transportation.

[27] *We have 100% shareholding in the Company*

Turkcell Teknoloji Araştırma ve Geliştirme A.Ş.

Since 2007, Turkcell Teknoloji has been contributing to the development of the technological infrastructure of Turkcell, Türkiye's leading company in the telecommunications sector. The company has a strategy of expanding its products and services in international markets and making its unique solutions available to operators abroad. In line with this strategy, Turkcell Teknoloji aims to develop new digital and ICT services on a global scale in line with the latest technology and market requirements and to expand the regions where Turkcell Group provides services.

Turkcell continues to make significant progress in the field of technological studies. With the ambition of achieving numerous firsts in Türkiye and globally, Turkcell Technology is expanding to become Türkiye's largest and most competitive R&D structure, with a workforce of 1,052 research engineers by 2023. Turkcell Technology's strategic objective is to 'develop innovative technologies in the field of communication and impact' and to 'be a pioneer, leader and example by making the best use of domestic labor force' in R&D. The company is expanding its scope from being a technology-oriented network provider to a service-oriented experience provider, and becoming an R&D center in national and international markets with the innovative solutions it develops.

The information and communication sector is characterised by dynamism and competitiveness, necessitating substantial infrastructure and technological investments. In Türkiye, this sector has historically relied on foreign investments to finance R&D activities, primarily through foreign acquisitions.

Since its establishment, Turkcell Teknoloji has provided import substitution for license fees of over TRY 2 billion. Through strategic collaborations and joint projects with our business partners, we have ensured that the foreign currency amount, which is much higher than our own technology production volume, remains in Türkiye and Turkcell engineers produce high value-added products.

Turkcell Teknoloji's areas of focus include big data processing, business intelligence applications, smart cloud platform and solutions developed on the platform, geographic information systems, customer relationship management and solutions, network management solutions, next generation value added services, mobile financial systems, music and entertainment services, IPTV services, mobile marketing solutions, network infrastructure and solutions, projects for 5G and beyond infrastructure, mobile communication solutions, campaign management systems, smart SIM card solutions, digital identity technologies, image and video processing, text and natural language analysis (NLP), recommendation engines, voice analytics, robot assistants, robotic process automation, mobile analytical platforms, hospital management solutions, business application solutions, CDN (Content Delivery Network) Solutions, Over-the-Top (OTT), AIOps/DevOps, blockchain, quantum technologies and cyber security infrastructure and solutions.

Since 2007, Turkcell Teknoloji has been a leading player in its field in Türkiye, with a portfolio of 4,969 national and 280 international patent applications, and 1,104 registered patents. Turkcell Technology has played an instrumental role in the dissemination of technology by producing 30 academic and 347 technical publications on national and international platforms in 2024. In addition, the Company has intensified its product promotion, conference participation and training activities across multiple channels to enhance the technology experience of the ecosystem.

Lifecell Ventures

Lifecell Ventures, a 100% owned subsidiary of Turkcell established in the Netherlands, aims to offer digital communication, content-based entertainment, music, TV applications and many technology solutions developed by Turkcell Group companies and technology business partners to the global market. These include

performance and network monitoring tools, and a customer value management platform. In 2017, the Company launched its first international digital solution partnership with the revenue sharing model in Moldcell, an Eastern European operator, with 'BiP' and 'lifebox' products.

Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş.

In addition to the telecommunications sector, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş., which began its operations under the 'Enerjicell' brand in 2018, is responsible for the management of energy costs and coordination of operations in order to provide Turkcell Group companies with the most advantageous electricity supply. Turkcell Enerji Çözümleri is expanding its portfolio in the energy sector with its investments and projects in the field of renewable energy generation and aims to increase its share in the sector in both generation and supply.

As part of these activities, the Company was the first to implement renewable energy investments using the self-consumption model in Turkcell-owned buildings and completed rooftop solar energy projects, particularly at the Ankara Data Center . Turkcell Energy Solutions, which added an 18 MW wind power plant to its portfolio in 2021, commissioned an installed capacity of 8.2 MW in 2024 within the scope of the 300 MW SPP project. In the coming periods, Turkcell Energy Solutions aims to continue its renewable energy investments and transform Turkcell into a company that supplies and generates electricity from environmentally friendly sources with zero carbon emissions.

Dijital İş Servisleri A.Ş. (DBS)

As one of Türkiye's leading companies in terms of investment in human resources and technologies, our primary objective is to serve as a reliable technology partner, providing end-to-end, turnkey solutions

to our clientele. Turkcell Dijital İş Servisleri A.Ş. was established to support our customers in their digital transformation journey and to act as their strategic technology partner in this field. We enable our customers to move forward with the most appropriate financial model in their new technology investment plans, so that they can focus more on their own business.

Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (Togg)

Recent developments have led to a strengthening of the relationship between Türkiye's Automobile Initiative Group Industry and Trade Inc. (Togg) and Turkcell. Turkcell continues to contribute to the provision of the most advanced vehicle and fleet technologies that ensure the safety of vehicles and employees with e-mobility solutions offered within the scope of digital business services. Togg, in which Turkcell has a 23% stake, began mass production of its C-segment SUV model T10X in 2022 at the Gemlik Togg Technology Campus. To date, over 15 thousand T10Xs have been deployed on Turkish roads, with projections indicating a further increase by the end of the year. Within the ecosystem to be created around the smart and connected device, new services, new user experiences and new business models are being developed in mobility. In this regard, a strategic cooperation agreement was signed with Paycell in 2022 to integrate innovative payment systems and digital financial solutions into the mobility ecosystem. In 2023, Togg's collaboration with fizy, our digital music platform, began, providing Togg users with music. In 2024, we took this experience one step further and integrated music and podcasts into Togg tools. We also integrated our cloud storage service Lifebox with Togg tools to ensure fast and secure backup of files. This collaboration enhances the driving experience for Togg users, allowing them to enjoy more quality time in their vehicles.

As Turkcell, we provide critical information to municipalities and airline companies in the field of transport planning. Our transport data matrices aid urban traffic planning and enable citizens to use public transport systems more efficiently. Simultaneously, we contribute to the reduction of carbon emissions by decreasing traffic density. Our data facilitates more accurate analysis of passenger flows between cities and seasonal effects for airline companies, enhancing the efficiency of their operations. In this way, we also contribute to effective transport planning in terms of energy efficiency and savings.

Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş.

Atmosware was established in 2021 with the aim of creating innovative products in the field of software development, training expert software developers in this field and providing services both locally and internationally.

Since its establishment, Atmosware has organized a training program called 'Investing in Youth, Software for the Future' in collaboration with Turkcell Academy on an annual basis. To date, nearly 150 software developers have successfully completed the program. By adopting a master-apprentice relationship, it has also offered employment opportunities to experienced software developers and increased its staff in the field of information technologies to over 400.

Atmosware is involved in the software product development process both in-house and by providing services to other technology companies in the ecosystem. Adopting the remote working model, Atmosware operates in 52 different cities of Türkiye with its employees.

Statement Of Compliance With Corporate Governance Principles

Turkcell İletişim Hizmetleri A.Ş. ("Turkcell" or the "Company") is aware of its responsibilities towards its stakeholders, with the belief that high standards of corporate governance are key to maintain successful business practices and to provide long-term economic value to the company's shareholders. Within this framework, having adopted the principles of "equality," "transparency," "accountability" and "responsibility" that constitute the basis of corporate governance in its activities, the Company exercises due diligence with regard to compliance with the Capital Markets Law ("CML") and the secondary regulations and resolutions of the Capital Markets Board ("CMB").

In parallel with corporate governance efforts established with the creation of the Investor Relations Department at the time of the IPO, and gained momentum in 2003, corporate governance mechanisms are being implemented in line with the corporate governance principles.

Turkcell İletişim Hizmetleri A.Ş. places a great importance on the full compliance with Corporate Governance Principles. Although full compliance with non-mandatory corporate governance principles provided in the relevant legislation is aimed, it has yet to be achieved due to the challenges in the implementation of certain principles, the incompatibilities between some principles and the current structure of the Company and the market. Besides, an utmost care is given to compliance with mandatory corporate governance principles.

In the activity period that ended as of December 31, 2024, in the annual report's following sections, compliance to the corporate governance principles annexed to the Communiqué on Corporate Governance is disclosed along with the necessary explanations given for the principles that are yet to complied with: (i) the Corporate Governance Compliance Report ("CGCR") and (ii) the Corporate Governance Fact Sheet ("CGFS") and (iii) other relevant sections. Within this framework:

Considering the regulation and global best practices, board of directors' performance evaluation forms were created as a result of the below process and implementation designed by the Corporate Governance and Capital Markets Compliance Directorate within the recommendation of the Corporate Governance Committee and with the guidance of Board of Directors. Accordingly, since 2021 each Board member completes "the Board of Directors Performance Evaluation" for the company's activities:

1. The scope of the evaluation process consists of the below set of questions in which the answers are measured within a certain scale.

2. Information provided to the Board before and during the meetings: The set of question contained in this section addresses issues such as whether there was timely, clear and comprehensive information regarding the meeting agenda items, whether financial information highlights important issues and trends, and the effectiveness and impartiality of the meetings.

3. Board Composition and Function: The set of question contained in this section addresses issues such as whether the members have the necessary qualifications, experience and skills, whether a sufficient number of meetings are held, and the functioning of the committees.

4. Board Dynamics: The set of question contained in this section addresses the main issues such as the effectiveness of the oversight, adequacy of annual business plan reviews and whether the Company's value, mission, strategy, business plans are reflected on important issues, and whether financial indicators are followed up properly.

5. Board Members' standards of conduct: The set of question contained in this section addresses issues such as conflict of interest and adequacy of contribution.

6. Within the above methodology, each Board Member have made separate evaluations.

7. Feedbacks of the Board Members have been reviewed.

8. Actions to improve the processes have been identified as a result of the reviewed and analyzed feedback.

In line with the aim of using the improvement areas identified after the performance evaluation process as the basis for advanced corporate governance practices, various actions were taken at corporate level.

In 2024, improvement areas identified during the Board of Directors' performance evaluation process in 2023 were addressed, and focus areas were determined in collaboration with the relevant departments within the company. In this scope, studies were carried out to develop the qualitative and quantitative information packages provided prior to the meetings of the Board of Directors and Committees; to organize a joint session between the Early Risk Detection Committee and the Strategy and Digitalization Committee on Cybersecurity issues; to ensure that developments in the ESG field and the company's ESG commitments are regularly monitored at the Board of Directors and Committees level; and to improve communication channels among Board and Committee members outside of scheduled meetings.

Within the scope of NYSE's listing rules regarding clawback policy that are applicable to our company, which entered into force on October 2, 2023, it was obligated for public companies to recoup/recover erroneously awarded performance-based compensations from defined executive persons under certain criteria if the Company is required to prepare a restatement of incomplete, inaccurate or misleading financial tables. In this context, our Company's Board of Directors adopted Clawback Policy with a resolution dated November 7, 2023. Audit Committee, consisting of independent members, is designated for the administration of the Clawback Policy. In 2024, secondary regulations regarding the implementation of the rules accepted by the Board of Directors and the Audit Committee at the policy level were prepared, and compliance studies were carried out in coordination with the Human and Business Support Function. In this context, covered individuals within the scope of the Clawback Policy were identified, and their explicit consent declarations, confirming their acceptance of the Clawback Policy, were taken.

Disclosures regarding other issues, within the framework of the relevant legislation, particularly CMB legislation and Turkish Commercial Code are given below:

— No extraordinary general assembly was held in 2024.
— No administrative or judicial sanctions were imposed on our Company's upper management.
— Company's Articles of Association is not amended in 2024.
— Turkish Commercial Code Article 376 is not applicable as the Company made profits in 2024.
— There are no cross-ownership subsidiary in which the direct contribution to the capital exceeds 5%.
— Information regarding the changes in the Board of Directors in 2024 is included in the ordinary general assembly meeting minutes, which was held on May 2, 2024.
— The Company's CEO holds Group A signatory authority, while the Executive Vice Presidents hold Group B signatory authority.

Considering the developments and best practices, studies will be carried out to improve our corporate governance practices and ensure better operation of the mechanisms designed for the implementation of corporate governance principles.

Should the CGCR or CGFS be amended within the activity period, a material event disclosure will be made, and such amendments will be included in the interim activity reports.

Corporate Governance Principles Compliance Report

	Company Compliance Status					
	Yes	Partial	No	Exempted	Not Applicable	Explanation
Corporate Governance Compliance Report						
1.1. FACILITATING THE EXERCISE OF SHAREHOLDER RIGHTS						
1.1.2 Uptodate information and disclosures which may affect the exercise of shareholder rights are available to investors at the corporate website.	X					
1.2. RIGHT TO OBTAIN AND REVIEW INFORMATION						
1.2.1 Management did not enter into any transaction that would complicate the conduct of special audit.	X					
1.3. GENERAL ASSEMBLY						
1.3.2 The company ensures the clarity of the General Assembly agenda, and that an item on the agenda does not cover multiple topics.	X					
1.3.7 Insiders with privileged information have informed the board of directors about transactions conducted on their behalf within the scope of the company's activities in order for these transactions to be presented at the General Shareholders' Meeting.					X	No information regarding this kind of activities were received from such person following the routine information requests made before the general assembly meetings.
1.3.8 Members of the board of directors who are concerned with specific agenda items, auditors, and other related persons, as well as the officers who are responsible for the preparation of the financial statements were present at the General Shareholders' Meeting.	X					
1.3.10 The agenda of the General Shareholders' Meeting included a separate item detailing the amounts and beneficiaries of all donations and contributions.		X				Donations and charities are included seperately on the general assembly agenda; but information regarding the amount and beneficiaries of these donations and charities are given seperately in the general assembly meeting within the scope of shareholders' right to obtain information.
1.3.11 The General Shareholders' Meeting was held open to the public, including the stakeholders, without having the right to speak.			X			Results of general assembly meeting has been shared with the media through press release.
1.4. VOTING RIGHTS						
1.4.1 There is no restriction preventing shareholders from exercising their shareholder rights.	X					
1.4.2 The company does not have shares that carry privileged voting rights.			X			Please see AoA: Article 7.2. and 7.3. https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/TURKCELL-ANA-SOZLESME-ENG-13092023.pdf
1.4.3The company withholds from exercising its voting rights at the General Shareholders' Meeting of any company with which it has crossownership, in case such cross ownership provides management control.					X	There are no mutual participation.
1.5. MINORITY RIGHTS						
1.5.1 The company pays maximum diligence to the exercise of minority rights.	X					
1.5.2 The Articles of Association extend the use of minority rights to those who own less than one twenthieth of the outstanding shares, and expand the scope of the minority rights.			X			Tresholds determined by the respective legislation are in effect.
1.6. DIVIDEND RIGHT						
1.6.1 The dividend policy approved by the General Shareholders' Meeting is posted on the company website.	X					
1.6.2 The dividend distribution policy comprises the minimum information to ensure that the shareholders can have an opinion on the procedure and principles of dividend distributions in the future.	X					
1.6.3 The reasons for retaining earnings, and their allocations, are stated in the relevant agenda item.					X	Turkcell distributed dividend in 2024.
1.6.4 The board reviewed whether the dividend policy balances the benefits of the shareholders and those of the company.	X					
1.7. TRANSFER OF SHARES						
1.7.1 There are no restrictions preventing shares from being transferred.		X				Without prejudice to Capital Markets Law 137/3, due to Article 7.5 of the AoA we ticked the "Partial" box. This partial restriction stems from regulations specific to the telecommunications sector in which the company operates.
2.1. CORPORATE WEBSITE						
2.1.1. The company website includes all elements listed in Corporate Governance Principle 2.1.1.	X					
2.1.2 The shareholding structure (names, privileges, number and ratio of shares, and beneficial owners of more than 5% of the issued share capital) is updated on the website at least every 6 months.	X					
2.1.4 The company website is prepared in other selected foreign languages, in a way to present exactly the same information with the Turkish content.		X				Corporate web site related to public is available in English, Arabic and Russian language in addition to that Investor Relations page is provided both in Turkish and in English.
2.2. ANNUAL REPORT						
2.2.1 The board of directors ensures that the annual report represents a true and complete view of the company's activities.	X					
2.2.2 The annual report includes all elements listed in Corporate Governance Principle 2.2.2.	X					
3.1. CORPORATION'S POLICY ON STAKEHOLDERS						
3.1.1 The rights of the stakeholders are protected pursuant to the relevant regulations, contracts and within the framework of bona fides principles.	X					
3.1.3 Policies or procedures addressing stakeholders' rights are published on the company's website.	X					
3.1.4 A whistleblowing program is in place for reporting legal and ethical issues.	X					
3.1.5 The company addresses conflicts of interest among stakeholders in a balanced manner.	X					
3.2. SUPPORTING THE PARTICIPATION OF THE STAKEHOLDERS IN THE CORPORATION'S MANAGEMENT						
3.2.1 The Articles of Association, or the internal regulations (terms of reference/manuals), regulate the participation of employees in management.		X				Employees' participation to the management is facilitated through internal regulations of the company and various company practices.
3.2.2 Surveys/other research techniques, consultation, interviews, observation method etc. were conducted to obtain opinions from stakeholders on decisions that significantly affect them.	X					
3.3. HUMAN RESOURCES POLICY						
3.3.1 The company has adopted an employment policy ensuring equal opportunities, and a succession plan for all key managerial positions.	X					
3.3.2 Recruitment criteria are documented.	X					
3.3.3 The company has a policy on human resources development, and organizes trainings for employees.	X					
3.3.4 Meetings have been organized to inform employees on the financial status of the company, remuneration, career planning, education and health.	X					
3.3.5 Employees, or their representatives, were notified of decisions impacting them. The opinion of the related trade unions was also taken.		X				Our employees' rights to 'Assembly, Freedom of Association, and Unionizing' as expressed in the Constitution of the Republic of Türkiye are respected. In addition to this, as of 2024, there has been no written application made to Turkcell by any authorized labor union.

	Company Compliance Status					
	Yes	Partial	No	Exempted	Not Applicable	Explanation
3.3.6 Job descriptions and performance criteria have been prepared for all employees, announced to them and taken into account to determine employee remuneration.	X					
3.3.7 Measures (procedures, trainings, raising awareness, goals, monitoring, complaint mechanisms) have been taken to prevent discrimination, and to protect employees against any physical, mental, and emotional mistreatment.	X					
3.3.8 The company ensures freedom of association and supports the right for collective bargaining.	X					
3.3.9 A safe working environment for employees is maintained.	X					
3.4. RELATIONS WITH CUSTOMERS AND SUPPLIERS						
3.4.1 The company measured its customer satisfaction, and operated to ensure full customer satisfaction.	X					
3.4.2 Customers are notified of any delays in handling their requests.	X					
3.4.3 The company complied with the quality standards with respect to its products and services.	X					
3.4.4 The company has in place adequate controls to protect the confidentiality of sensitive information and business secrets of its customers and suppliers.	X					
3.5. ETHICAL RULES AND SOCIAL RESPONSIBILITY						
3.5.1 The board of the corporation has adopted a code of ethics, disclosed on the corporate website.	X					https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/code-of-ethics
3.5.2 The company has been mindful of its social responsibility and has adopted measures to prevent corruption and bribery.	X					
4.1. ROLE OF THE BOARD OF DIRECTORS						
4.1.1 The board of directors has ensured strategy and risks do not threaten the long term interests of the company, and that effective risk management is in place.	X					
4.1.2 The agenda and minutes of board meetings indicate that the board of directors discussed and approved strategy, ensured resources were adequately allocated, and monitored company and management performance.	X					
4.2. ACTIVITIES OF THE BOARD OF DIRECTORS						
4.2.1 The board of directors documented its meetings and reported its activities to the shareholders.	X					
4.2.2 Duties and authorities of the members of the board of directors are disclosed in the annual report.	X					
4.2.3 The board has ensured the company has an internal control framework adequate for its activities, size and complexity.	X					
4.2.4 Information on the functioning and effectiveness of the internal control system is provided in the annual report.	X					
4.2.5 The roles of the Chairman and Chief Executive Officer are separated and defined.	X					
4.2.7 The board of directors ensures that the Investor Relations department and the corporate governance committee work effectively. The board works closely with them when communicating and settling disputes with shareholders.	X					

	Company Compliance Status					
	Yes	Partial	No	Exempted	Not Applicable	Explanation
4.2.8 The company has subscribed to a Directors and Officers liability insurance covering more than 25% of the capital.	X					https://www.kap.org.tr/en/Bildirim/1381885
4.3. STRUCTURE OF THE BOARD OF DIRECTORS						
4.3.9 The board of directors has approved the policy on its own composition, setting a minimal target of 25% for female directors. The board annually evaluates its composition and nominates directors so as to be compliant with the policy.			X			The Diversity Policy on the Board of Directors has been adopted. Within the framework of Board Diversity Policy, the target of having at least two female board members was achieved.
4.3.10 At least one member of the audit committee has 5 years of experience in audit/accounting and finance.	X					
4.4. BOARD MEETING PROCEDURES						
4.4.1 Each board member attend the majority of the board meetings in person or via an electronic board meeting system	X					
4.4.2 The board has formally approved a minimum time by which information and documents relevant to the agenda items should be supplied to all board members.	X					
4.4.3 The opinions of board members that could not attend the meeting, but did submit their opinion in written format, were presented to other members.					X	There has been no situation where opinions were communicated in writing.
4.4.4 Each member of the board has one vote.	X					
4.4.5 The board has a charter/written internal rules defining the meeting procedures of the board.	X					
4.4.6 Board minutes document that all items on the agenda are discussed, and board resolutions include director's dissenting opinions if any.	X					
4.4.7 There are limits to external commitments of board members. Shareholders are informed of board members' external commitments at the General Shareholders' Meeting.		X				There is no rule which restricts board member to serve outside the company. The board members' duties outside the company are published in the Public Disclosure Platform (KAP) and in the annual report.
4.5. BOARD COMMITTEES						
4.5.5 Board members serve in only one of the Board's committees.			X			Due to the number of the board of members, they are serving as a committee member in more than one comittee.
4.5.6 Committees have invited persons to the meetings as deemed necessary to obtain their views.	X					
4.5.7 If external consultancy services are used, the independence of the provider is stated in the annual report.					X	No service has been received from an outside counsel in 2024.
4.5.8 Minutes of all committee meetings are kept and reported to board members.	X					
4.6. FINANCIAL RIGHTS						
4.6.1 The board of directors has conducted a board performance evaluation to review whether it has discharged all its responsibilities effectively.	X					Information regarding Board of Directors' performance evaluation can be found in the annual report.
4.6.4 The company did not extend any loans to its board directors or executives, nor extended their lending period or enhanced the amount of those loans, or improve conditions thereon, and did not extend loans under a personal credit title by third parties or provided guarantees such as surety in favour of them.	X					
4.6.5 The individual remuneration of board members and executives is disclosed in the annual report.		X				In the Ordinary General Assembly Dated May 2, 2024, it was decided that the Chairman and each member of the Board of Directors have a monthly compensation of TRY 150 thousand during the term of office and to increase the aforementioned remuneration at the rate of the average salary increase to be made to the company employees. In parallel with the common practice, aggregate amount of the executive remuneration is disclosed in the annual report.

Corporate Governance Information Form

1. SHAREHOLDERS	
1.1. Facilitating the Exercise of Shareholders Rights	
The number of investor meetings (conference, seminar/etc.) organized by the company during the year	In 2024, Investor Relations Department attended 6 investor conferences and 3 roadshow meetings, organized 1 group meeting with asset management companies and 2 group meetings with analysts, conducted a total of 223 one-on-one meetings.
1.2. Right to Obtain and Examine Information	
The number of special audit request(s)	0
The number of special audit requests that were accepted at the General Shareholders' Meeting	0
1.3. General Assembly	
Link to the PDP announcement that demonstrates the information requested by Principle 1.3.1. (ad)	https://www.kap.org.tr/en/Bildirim/1268984
Whether the company provides materials for the General Shareholders' Meeting in English and Turkish at the same time	Provided in English as well.
The links to the PDP announcements associated with the transactions that are not approved by the majority of independent directors or by unanimous votes of present board members in the context of Principle 1.3.9	No transaction has been executed in the context of Principle 1.3.9
The links to the PDP announcements associated with related party transactions in the context of Article 9 of the Communique on Corporate Governance (II17.1)	No related party transactions has been executed above the thresolds.
The links to the PDP announcements associated with common and continuous transactions in the context of Article 10 of the Communique on Corporate Governance (II17.1)	No related party transactions has been executed above the treshold.
The name of the section on the corporate website that demonstrates the donation policy of the company	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/donation-policy
The relevant link to the PDP with minute of the General Shareholders' Meeting where the donation policy has been approved	https://kap.org.tr/en/Bildirim/517918
The number of the provisions of the articles of association that discuss the participation of stakeholders to the General Shareholders' Meeting	Not available.
Identified stakeholder groups that participated in the General Shareholders' Meeting, if any	Not available.
1.4. Voting Rights	
Whether the shares of the company have differential voting rights	There are voting privileges
In case that there are voting privileges, indicate the owner and percentage of the voting majority of shares.	Please see AoA: Article 7.2. and 7.3. https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/TURKCELL-ANA-SOZLESME-ENG-13092023.pdf
The percentage of ownership of the largest shareholder	26.2%
1.5. Minority Rights	
Whether the scope of minority rights enlarged (in terms of content or the ratio) in the articles of the association	No
If yes, specify the relevant provision of the articles of association.	Not available.
1.6. Dividend Right	
The name of the section on the corporate website that describes the dividend distribution policy	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/dividend-policy
Minutes of the relevant agenda item in case the board of directors proposed to the general assembly not to distribute dividends, the reason for such proposal and information as to use of the dividend.	Dividends are distributed in 2024.
PDP link to the related general shareholder meeting minutes in case the board of directors proposed to the general assembly not to distribute dividends	Dividends are distributed in 2024.
General Assembly Meetings	
General Meeting Date	2/5/2024
The number of information requests received by the company regarding the clarification of the agenda of the General Shareholders' Meeting	0
Shareholder participation rate to the General Shareholders' Meeting	64.69%
Percentage of shares directly present at the GSM	0.61%
Percentage of shares represented by proxy	64.08%
Specify the name of the page of the corporate website that contains the General Shareholders' Meeting minutes, and also indicates for each resolution the voting levels for or against	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/general-assembly-information
Specify the name of the page of the corporate website that contains all questions asked in the general assembly meeting and all responses to them	https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/2023-GK-Minutes.pdf
The number of the relevant item or paragraph of General Shareholders' Meeting minutes in relation to related party transactions	As the capital markets legislation imposes liability to report the related party transactions depending on the specified thresholds, this obligation is observed.
The number of declarations by insiders received by the board of directors	0
The link to the related PDP general shareholder meeting notification	https://www.kap.org.tr/en/Bildirim/1280793

2. DISCLOSURE AND TRANSPARENCY	
2.1. Corporate Website	
Specify the name of the sections of the website providing the information requested by the Principle 2.1.1.	https://www.turkcell.com.tr/en/aboutus/investor-relations
If applicable, specify the name of the sections of the website providing the list of shareholders (ultimate beneficiaries) who directly or indirectly own more than 5% of the shares.	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/shareholder-structure
List of languages for which the website is available	Turkish, English, Arabic (Partial) and Russian (Partial)
2.2. Annual Report	
The page numbers and/or name of the sections in the Annual Report that demonstrate the information requested by principle 2.2.2.	
a) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the duties of the members of the board of directors and executives conducted out of the company and declarations on independence of board members	Information provided in the Annual Report under Roles of Turkcell Board Members at Other Companies section.
b) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on committees formed within the board structure	Information provided in our website under "Investor Relations>Corporate Governance>Board Committees" heading and in the Corporate Governance Information Filings under section 4 which is attached to our annual report.
c) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the number of board meetings in a year and the attendance of the members to these meetings	Information provided in the Corporate Governance Information Filings, which is attached to our annual report, under Section 4.
ç) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on amendments in the legislation which may significantly affect the activities of the corporation	Information provided in the Annual Report under Our Companies and Sector Developments.
d) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on significant lawsuits filed against the corporation and the possible results thereof	Information provided under note 20 of CMB report which is attached to our Annual Report.
e) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the conflicts of interest of the corporation among the institutions that it purchases services on matters such as investment consulting and rating and the measures taken by the corporation in order to avoid from these conflicts of interest	Invesment consultancy services are not received. Measures taken for conflicts of interest in rating services are included in Financial Capital section.
f) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the cross ownership subsidiaries that the direct contribution to the capital exceeds 5%	Information provided under note 1 of CMB report which is attached to our Annual Report.
g) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on social rights and professional training of the employees and activities of corporate social responsibility in respect of the corporate activities that arises social and environmental results	Information provided in the Annual Report under section Social Capital.

3. STAKEHOLDERS	
3.1. Corporation's Policy on Stakeholders	
The name of the section on the corporate website that demonstrates the employee remedy or severance policy	It is not disclosed on the Company's website.
The number of definitive convictions the company was subject to in relation to breach of employee rights	2 receivables lawsuits have been partially accepted in our favor.
The position of the person responsible for the alert mechanism (i.e. whistleblowing mechanism)	Ethics Committee
The contact detail of the company alert mechanism	E-mail : ethicscommittee@turkcell.com.tr Address : Turkcell İletişim Hizmetleri A.Ş. Etik Kurulu Aydınevler Mah. İnönü Cad. No.20, Küçükyalı / İstanbul
3.2. Supporting the Participation of the Stakeholders in the Corporation's Management	
Name of the section on the corporate website that demonstrates the internal regulation addressing the participation of employees on management bodies	Not available.
Corporate bodies where employees are actually represented	Not available.

3.3. Human Resources Policy

The role of the board on developing and ensuring that the company has a succession plan for the key management positions	Board of Directors, when necessary, get involved in the procees through Nomination Committee within the framework of the Committee's roles&responsibilities. https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Nomination-Committe-Charter.pdf
The name of the section on the corporate website that demonstrates the human resource policy covering equal opportunities and hiring principles. Also provide a summary of relevant parts of the human resource policy.	Turkcell is an equal opportunity employer and considers all qualified applicants for employment regardless of disability, race, color, religion, gender, national origin, ethnicity, age, physical appearance or status, marital status, military service status. Hiring process is carried out by taking Equal Opportunities Policy into consideration under the responsibility of the HR Department. During the hiring process objective criteria such as; a.Being Turkish citizen or having work permit in Türkiye b.Not to be deprived from civil rights c.Not to have a disease that will prevent him/her from working or pose a threat to the environment d.Not to be sentenced for an infamous crime e.Not under obligation of an involuntary servitude f.To have a graduate degree g.To have required skills determined specifically to the title and role (such as experience, field of graduation, certificate etc.) h."Close Relatives" (Spouses, brothers/sisters, children, father, mother, uncle, maternal aunt, paternal aunt) of people working in Turkcell Group companies may not be employed in Turkcell Group Companies. Employees with no past experience are assessed within the special hiring programs such as GnçYtnk. External candidate applications are made through My Career www.turkcell.com.tr The link to the relevant section on equal opportunities on the corporate website is as follows (in Turkish): https://www.turkcell.com.tr/tr/hakkimizda/insan-kaynaklari/firsat-esitligi-politikamiz The section containing the human resources policy including recruitment criteria; Information for all career opportunities, including positions and recruitment criteria, are publicly available at the link below(in Turkish): https://kariyerim.turkcell.com.tr/kariyer-firsatlari
Whether the company provides an employee stock ownership program	There isn't any employee stock ownership program
The name of the section on the corporate website that demonstrates the human resource policy covering discrimination and mistreatments and the measures to prevent them. Also provide a summary of relevant parts of the human resource policy.	https://www.turkcell.com.tr/todiek/english.html
The number of definitive convictions the company is subject to in relation to health and safety measures	We have no finalized workplace accident lawsuits ruled against us.

3.5. Ethical Rules and Social Responsibility

The name of the section on the corporate website that demonstrates the code of ethics	https://www.turkcell.com.tr/todiek/english.html
The name of the section on the company website that demonstrates the corporate social responsibility report. If such a report does not exist, provide the information about any measures taken on environmental, social and corporate governance issues.	https://www.turkcell.com.tr/en/aboutus/corporate-social-responsibility/sustainability
Any measures combating any kind of corruption including embezzlement and bribery	For our Company it is essential to carry out its activities in a fair, honest, legal and ethical manner. Turkcell Group Anti-Bribery and Corruption ("ABC") Policy demonstrates and reflects our Company's Board of Director's commitment to the highest prevailing national and international anti-corruption and bribery standards. Turkcell expects the same degree of commitment from group companies as well. Within the main framework of the ABC Policy; in April 2018 Corporate Governance & ABC Program Office has been established and an ABC program which provides necessary risk based trainings and establishes internal communication, and takes necessary preventive measures to ensure compliance with the rules has been initiated. With the establishment of the ABC Office, direct and efficient channels have been designed to access the Board of Directors, its committees and Senior Management with respect to ABC compliance related matters. ABC Office is the first contact point so that values and processes set by the ABC Program to be understood well and set these in motion along with Company's dynamics. (Please see https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/anti-bribery-and-corruption-policy to obtain more information on our ABC Policy). Starting from January 1, 2021, Corporate Governance & ABC Program Office continues its activities under the title of "Corporate Governance & Capital Markets Compliance Directorate" with the same direct reporting to board and autonomous structure.

4. BOARD OF DIRECTORSI

4.2. Activity of the Board of Directors

Date of the last board evaluation conducted	The performance evaluation made with the coordination of Corporate Governance & Capital Markets Compliance unit is concluded in December 2024 upon Board Members' fulfillment of the evaluation forms.
Whether the board evaluation was externally facilitated	No
Whether all board members released from their duties at the GSM	Yes
Name(s) of the board member(s) with specific delegated duties and authorities, and descriptions of such duties	There are no executive members on the Board of Directors, and all board members have Group A signing authority.
Number of reports presented by internal auditors to the audit committee or any relevant committee to the board	19
Specify the name of the section or page number of the annual report that provides the summary of the review of the effectiveness of internal controls	Information provided in the Annual Report under Efficient Risk and Crisis Management section.
Name of the Chairman	Şenol Kazancı
Name of the CEO	Ali Taha Koç, PhD
If the CEO and Chair functions are combined: provide the link to the relevant PDP annoucement providing the rationale for such combined roles	CEO and Chair functions are not combined.
Link to the PDP notification stating that any damage that may be caused by the members of the board of directors during the discharge of their duties is insured for an amount exceeding 25% of the company's capital	https://www.kap.org.tr/en/Bildirim/1381885
The name of the section on the corporate website that demonstrates current diversity policy targeting women directors	Board of Directors Diversity Policy was adopted. https://ffo3gv1cf3ir.merlincdn.net/DeviceDocumentLibrary/bireysel/Diger/yonetim-kurulu-cesitlilik-politikasi-eng.pdf
The number and ratio of female directors within the Board of Directors	There are 2 members. Ratio to the total number of members is 22.22%.

Composition of Board of Directors

Name, Surname of Board Member	Whether Executive Director Or Not	Whether Independent Director Or Not	The First Election Date To Board	Link to PDP Notification That Includes The Independency Declaration	Whether the Independent Director Considered By The Nomination Committee	Whether She/He is the Director Who Ceased to Satisfy The Independence or Not	Whether The Director Has At Least 5 Years' Experience On Audit, Accounting And/Or Finance Or Not
Şenol Kazancı	Non-Executive Board Member	Not An Independent Board Member	April 15, 2021		Not Considered.	No	No
Serdar Çetin	Non-Executive Board Member	Independent Board Member	June 14, 2022	https://www.kap.org.tr/tr/Bildirim/1280793 https://www.kap.org.tr/en/Bildirim/1280793	Considered	No	Yes
Mehmet Naci İnci	Non-Executive Board Member	Independent Board Member	May 2, 2024	https://www.kap.org.tr/tr/Bildirim/1280793 https://www.kap.org.tr/en/Bildirim/1280793	Considered	No	No
Nail Olpak	Non-Executive Board Member	Not An Independent Board Member	March 6, 2020		Considered	No	Yes
İdris Sarısoy	Non-Executive Board Member	Independent Board Member	May 2, 2024	https://www.kap.org.tr/tr/Bildirim/1280793 https://www.kap.org.tr/en/Bildirim/1280793	Considered	No	No
Figen Kılıç	Non-Executive Board Member	Not An Independent Board Member	January 29, 2021		Not Considered.	No	No
Salim Arda Ermut	Non-Executive Board Member	Not An Independent Board Member	May 2, 2024		Not Considered.	No	Yes
Ayşe Nur Bahçekapılı	Non-Executive Board Member	Not An Independent Board Member	September 14, 2023		Not Considered.	No	No
Melikşah Yasin	Non-Executive Board Member	Not An Independent Board Member	September 13, 2023		Not Considered.	No	No

4. BOARD OF DIRECTORS-II

4.4. Meeting Procedures of the Board of Directors

Number of physical or electronic board meetings in the reporting period	7
Director average attendance rate at board meetings	100.00%
Whether the board uses an electronic portal to support its work or not	No electronic portal.
Number of minimum days ahead of the board meeting to provide information to directors, as per the board charter	Within the framework of our actions to enhance Corporate Governance practices and improve the board of directors' access to information, the previous deadline of "5 days before the meeting" has been updated as "reasonable time"
The name of the section on the corporate website that demonstrates information about the board charter	Article 11 of the Company's Articles of Association and the Board of Directors' Internal Directive of Turkcell İletişim Hizmetleri Anonim Şirketi specify how the Board of Directors meetings will be conducted. https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/TURKCELL-ANA-SOZLESME-ENG-13092023.pdf https://s.turkcell.com.tr//SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/bod-working-principles-v2.pdf
Number of maximum external commitments for board members as per the policy covering the number of external duties held by directors	We do not have such policy.

4.5. Board Committees

Page numbers or section names of the annual report where information about the board committees are presented	Information provided in our website under "Investor Relations>Corporate Governance>Board Committees" heading and in the Corporate Governance Information Filings under section 4 which is attached to our annual report.
Link(s) to the PDP announcement(s) with the board committee charters	https://www.kap.org.tr/en/Bildirim/1215095 https://www.kap.org.tr/en/Bildirim/1186832

Composition of Board Committees-I

Names Of The Board Committees	Name-Surname of Committee Members	Whether Committee Chair Or Not	Whether Board Member Or Not
Audit Committee	İdris Sarısoy	Yes	Board Member
Audit Committee	Serdar Çetin	No	Board Member
Audit Committee	Mehmet Naci İnci	No	Board Member
Corporate Governance Committee	Serdar Çetin	Yes	Board Member
Corporate Governance Committee	Melikşah Yasin	No	Board Member
Corporate Governance Committee	Özlem Yardım	No	Non Board Member
Corporate Governance Committee	Emre Alpman	No	Non Board Member
Nomination Committee	İdris Sarısoy	Yes	Board Member
Nomination Committee	Şenol Kazancı	No	Board Member
Nomination Committee	Melikşah Yasin	No	Board Member
Early Detection of Risk Committee	Mehmet Naci İnci	Yes	Board Member
Early Detection of Risk Committee	Figen Kılıç	No	Board Member
Early Detection of Risk Committee	Ayşe Nur Bahçekapılı	No	Board Member
Remuneration Committee	İdris Sarısoy	Yes	Board Member
Remuneration Committee	Şenol Kazancı	No	Board Member
Remuneration Committee	Nail Olpak	No	Board Member
Strategy and Digitalization Commiittee	Mehmet Naci İnci	Yes	Board Member
Strategy and Digitalization Commiittee	Şenol Kazancı	No	Board Member
Strategy and Digitalization Commiittee	Serdar Çetin	No	Board Member
Strategy and Digitalization Commiittee	Tolga Kılıç	No	Non Board Member
Strategy and Digitalization Commiittee	Mustafa Demirhan	No	Non Board Member

4. BOARD OF DIRECTORS-III

4.5. Board CommitteesII

Specify where the activities of the audit committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the corporate governance committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the nomination committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the early detection of risk committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the remuneration committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees

4.6. Financial Rights

Specify where the operational and financial targets and their achievement are presented in your annual report (Page number or section name in the annual report)	Information provided in the Annual Report under Turkcell Group: 2024 Financial & Operational Review
Specify the section of website where remuneration policy for executive and non executive directors are presented.	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/compensation-policy
Specify where the individual remuneration for board members and senior executives are presented in your annual report (Page number or section name in the annual report)	Information provided under note 37 of CMB report which is attached to our Annual Report.

Composition of Board Committees-II

Names Of The Board Committees	The Percentage Of Non-executive Directors	The Percentage Of Independent Directors In The Committee	The Number Of Meetings Held In Person	The Number of Reports on its Activities Submitted to the Board
Audit Committee	100%	100%	7	7
Corporate Governance Committee	50%	25%	2	2
Nomination Committee	100%	33%	0	2
Early Detection of Risk Committee	100%	33%	6	6
Remuneration Committee	100%	33%	2	2
Strategy and Digitalization Committee	60%	40%	3	2

Roles of Turkcell Board Members at Other Companies

Board Member Name-Surname	Duties Outside the Group: Company Name	Duties Outside the Group: Title/Position	Still Working in the Related Company
Şenol Kazancı	-	-	-
Nail Olpak	PAK YATIRIM İnşaat Sanayi ve Ticaret A.Ş.	Chairman of the Board	Yes
	NORA Elektrik Malzemeleri Sanayi ve Ticaret A.Ş.	Chairman of the Board	Yes
	ANDEVA Özel Eğitim Inşaat ve Özel Sağlık Hizmetleri A.Ş.	NONE	No
	GİRİŞİM KİTLE FONLAMA Platformu A.Ş.	NONE	No
	AVRUPA OTOYOLU Yatırım ve İşletme A.Ş.	Member of the Board	Yes
	KMO Anadolu Otoyol İşletmesi A.Ş.	Member of the Board	Yes
	MARMARA OTOYOLU Yatırım ve İşletme A.Ş.	Member of the Board	Yes
	MARMARA OTOYOL İnşaatı Adi Ortaklığı Ticari İşletmesi	Member of the Board	Yes
	KRP Otoyol Inşaati Adi Ortaklığı Ticari İşletmesi	Member of the Board	Yes
	NARKARA Elektrik Üretim Sanayi ve Ticaret A.Ş	Member of the Board	Yes
	HMN İnşaat Enerji Sanayi ve Ticaret A.Ş.	NONE	No
	PAK YATIRIM VENTURES Teknoloji Yatırımları San. ve Tic. A.Ş.	NONE	No
	PAK YATIRIM ENERJİ Sanayi ve Ticaret A.Ş.	NONE	No
	PAK YATIRIM TARIM Hayvancılık Sanayi ve Ticaret A.Ş.	NONE	No
	STARTUP A.Ş	NONE	No
	TURKCELL İletişim Hizmetleri A.Ş.	Member of the Board	Yes
	TURK EXIMBANK A.Ş.	Member	Yes
Melikşah Yasin	Istanbul University Faculty of Law	Prof. Dr. Faculty Member	Yes
Ayşe Nur Bahçekapılı	Presidential Legal Policy Board	Member	Yes
Salim Arda Ermut	Türkiye Wealth Fund General Manager	General Manager	Yes
	Türkiye Wealth Fund Board Member	Member of the Board	Yes
	Türkiye Participation Insurance Inc. Board Member	Member of the Board	Yes
	Türkiye Participation Life Inc. Board Member	Member of the Board	Yes
Figen Kılıç	Istanbul Chamber of Commerce	Council Member	Yes
	Technopark Istanbul	Member of the Board	Yes
	TUBITAK TEYDEB Bilteg Advisory Board Membership	Jury Member / Referee	Yes
Mehmet Naci İnci	Bogazici University	Prof. Dr. Rector	Yes
Serdar Çetin	Purple Crest Investments LLP	Partner	Yes
İdris Sarısoy	Marmara University, Faculty of Political Sciences, Department of Political Science and Public Administration.	Prof. Dr. Faculty Member	Yes

Conclusion of the Subsidiary Report

01.01.2024 - 31.12.2024 Fiscal Year Conclusion of the Report on the relationship among the Parent Company and the subsidiaries as per Article 199 of the Turkish Commercial Code: Details of the legal transactions of our Company with TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. and its subsidiaries during the fiscal year 2024 are given in the above tables. There is neither any legal transaction made in favor of TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş or one of its subsidiaries nor any action taken or avoided in favor of TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. or one of its subsidiaries upon directive by TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş.

Details of services provided and/or fixed asset purchases/sales performed under operational activities carried out between our Company and TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. and/or its subsidiaries that are fully in conformity with the market during the fiscal year 2024 are included in this Report.

Turkcell Group: 2024 Financial & Operational Review

Our annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2024 and 2023 and our consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the three years in the period ended December 31, 2024 and the related notes included in this annual report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Report"). The following financial and operational overview focuses principally on the developments and trends in our business in the full year 2024 and should be read in conjunction with the IFRS report. This consolidated financial statement contains the Company's financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies ("IAS29"). This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2025. The figures are expressed in Turkish Liras (TRY) unless otherwise stated. A year on year comparison of key indicators is provided and figures in parentheses following the operational and financial results for the year end 2024 refer to the same item for the year end of 2023 unless otherwise stated.

In the tables totals may not foot due to rounding differences. The same applies to the calculations in the text.

Turkcell Group: Financial Summary	Year		
Profit & Loss Statement (TRY million)	**2023**	**2024**	**y/y%**
Revenue	154,653.0	166,671.4	7.8%
Cost of revenue[1]	(76,692.6)	(77,979.6)	1.7%
Cost of revenue[1]/Revenue	(49.6%)	(46.8%)	2.8pp
Gross Margin[1]	**50.4%**	**53.2%**	**2.8pp**
Administrative expenses	(4,951.5)	(6,919.9)	39.8%
Administrative expenses/Revenue	(3.2%)	(4.2%)	(1.0pp)
Selling and marketing expenses	(8,204.1)	(10,948.7)	33.5%
Selling and marketing expenses/Revenue	(5.3%)	(6.6%)	(1.3pp)
Net impairment losses on financial and contract assets	(1,455.6)	(1,021.2)	(29.8%)
EBITDA[2]	**63,349.2**	**69,802.0**	**10.2%**
EBITDA Margin	**41.0%**	**41.9%**	**0.9pp**
Depreciation and amortization	(45,189.1)	(47,563.0)	5.3%
EBIT[3]	**18,160.1**	**22,239.0**	**22.5%**
EBIT Margin	**11.7%**	**13.3%**	**1.6pp**
Net finance income / (costs)	(4,982.6)	(796.9)	(84.0%)
Finance income	18,283.7	10,378.4	(43.2%)
Finance costs	(28,777.0)	(17,025.9)	(40.8%)
Monetary gain / (loss)	5,510.8	5,850.5	6.2%
Other income / (expenses)	(6,880.4)	(2,326.5)	(66.2%)
Non-controlling interests	31.4	8.6	(72.6%)
Share of profit of equity accounted investees	2,202.0	(3,162.6)	(243.6%)
Income tax expense	6,751.0	(4,866.0)	(172.1%)
Net Income	**18,125.3**	**23,523.4**	**29.8%**

(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 16 on our FY2024 Press Release for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Consolidated Balance Sheet Data (at period end) (TRY million)	2023	2024	Change (%)
Cash and cash equivalents	72,158.7	68,934.3	(4.5%)
Total assets	356,735.9	344,275.6	(3.5%)
Long term debt	83,662.7	52,435.2	(37.3%)
Total debt	121,399.7	104,340.3	(14.1%)
Total liabilities	180,254.7	157,309.1	(12.7%)
Total shareholders' equity / Net Assets	176,481.2	186,966.5	5.9%

Summary Consolidated Cash Flow Statement (TRY million)	2023	2024	Change (%)
Net cash inflow from operating activities	60,237.0	63,257.1	5.0%
Net cash outflow from investing activities	(30,183.5)	(37,100.1)	22.9%
Net cash (outflow)/inflow from financing activities	9,773.5	(9,784.2)	(200.1%)
Effects of exchange rate changes on cash and cash equivalents	(23,825.9)	(25,430.4)	6.7%
Cash and Cash Equivalents	72,158.7	68,934.3	(4.5%)

Profitability and Solvency Ratios (%)	2023	2024	Change%
Gross Profit Margin[1]	50.4%	53.2%	2.8pp
EBITDA Margin[2]	41.0%	41.9%	0.9pp
EBIT Margin[3]	11.7%	13.3%	1.6pp
Net income Margin	11.7%	14.1%	2.4pp
Total Liability / Equity Ratio	102.1%	84.1%	(18.0pp)
Net Debt / EBITDA Multiple	0.5x	0.1x	(0.4x)

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 on our FY2024 Press Release for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Explanations:

Revenue: of the Group increased by 7.8% year-on-year in FY24. This was driven mainly by the higher postpaid customer base of Turkcell Türkiye and price adjustments. Additionally, solid momentum in the techfin business supported Group revenue growth.

For the full year, Turkcell Türkiye revenues, comprising 86% of Group revenues, grew 8.3% to TRY 143,772 million (TRY 132,760 million).

— Consumer business rise[4] was the main driver of Turkcell Türkiye's performance, achieving 13.0% growth through price adjustments, net additions both in mobile and fixed segments, and upsell efforts.

— Corporate revenues[4] declined by 3.5%. The challenging economic climate, which led to restrained demand, adversely affected the hardware revenues of digital business services, resulting in a 35% contraction. Meanwhile, service revenues recorded 14% growth.

— Wholesale revenues were down 9.2% to TRY 8,443 million (TRY 9,298 million).

(4) Following the change in the organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

Turkcell International[1] revenues, comprising 2% of Group revenues, rose 5.9% to TRY 4,015 million (TRY 3,791 million).

Techfin segment revenues, accounting for 5% of Group revenues, grew by 30.9% to TRY 8,634 million (TRY 6,596 million), exceeding the decline in the Other segment. Please refer to the Techfin section for details.

Other subsidiaries' revenues, comprising 6% of Group revenues, which mostly include non-group call center and energy business revenues and consumer electronics sales revenues, decreased by 10.9% to TRY 10,251 million (TRY 11,506 million).

Cost of revenue (excluding depreciation and amortization) decreased to 46.8% (49.6%) as a percentage of revenues for the full year of 2024. This was driven mainly by the decline in cost of goods sold (2.7pp), interconnection cost (1.0pp), energy cost (0.8pp), and other cost items (0.4pp), despite the increase in personnel expenses (1.4pp) and cost of funding (0.7pp) as a percentage of revenues for the full year.

Administrative expenses increased to 4.2% (3.2%) as a percentage of revenues for the full year. The primary driver of this increase was the rise in personnel expenses.

Selling and marketing expenses increased to 6.6% (5.3%) as a percentage of revenues in FY24. The rise in personnel expenses (0.6pp) and marketing expenses (0.6pp) as a percentage of revenues was the main driver of this increase while selling expenses grew in parallel with group revenues.

Net impairment losses on financial and contract assets were at 0.6% (0.9%) as a percentage of revenues in FY24.

EBITDA[2] grew by 10.2% year-on-year in FY24 leading to an EBITDA margin of 41.9% with a 0.9pp improvement (41.0%).

— Turkcell Türkiye EBITDA increased 13.2% to TRY 66,447 million (TRY 58,709 million), leading to an EBITDA margin of 46.2% (44.2%).

— Turkcell International EBITDA rose 4.9% to TRY 1,473 million (TRY 1, 405 million), with a slight 0.4pp dilution in the EBITDA margin to 36.7% in FY24.

— Techfin segment EBITDA declined 6.3% to TRY 2,174 million (TRY 2,321 million) with a 10pp contraction in EBITDA margin to 25.2% (35.2%). Higher funding costs only led to an 8.6pp drop in the EBITDA margin.

— The EBITDA of other subsidiaries was at minus TRY 293 million (TRY 914 million).

Depreciation and amortization expenses increased by 5.3% year-on-year for the full year

Net finance costs decreased to TRY 797 million (TRY 4,983 million) in FY24, including a TRY 5.9 billion monetary gain and net FX losses of TRY 5.5 billion. This decrease can be primarily attributed to a lower net FX loss due to a shrinking derivative portfolio. The derivative portfolio was reduced primarily due to cash inflows from Ukrainian asset sales and the advantage of holding Turkish Lira over derivative instruments, especially given the TRY's stability against foreign currencies.

Other expenses decreased to TRY 2,326 million (TRY 6,880 million) for the full year. Please recall that a donation was made in response to the devastating earthquake centered in Kahramanmaraş in 2023. In the same year, higher litigation expenses were also recorded.

Income tax expense: The income tax expense of TRY 4,866 million (positive TRY 6,751 million) was reported. This variance can be attributed to two key factors: the reversal of deferred tax income, which had a positive impact in the previous year, and an increase in corporate tax expense. The higher corporate tax expense is primarily a consequence of the company's statutory financials reflecting a tax-paying position in FY24.

Profit /(loss) from discontinued operations of TRY 12,428 million (TRY 2, 844 million) was recorded for this year. This figure includes Ukrainian asset sales.

Net income of the Group increased by 29.8% to TRY 23.523 million (TRY 18.125 million) in FY24. Strong revenue and EBITDA performance, along with proceeds from the sale of our Ukrainian assets, positively impacted net income, while income tax expense, partially offset by lower net finance costs, had a negative impact.

(1) As per our Company's announcement on September 9, 2024, we no longer hold any shares in companies operating in Ukraine as of Q324.

(2) EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net income, see page 16 of the 2024 Press Release.

Total cash & debt: Consolidated cash as of December 31, 2024, decreased to TRY 68,934 million compared to TRY 72,159 million as of December 31, 2023. This decrease reflects the TRY 6.3 billion dividend payment made on December 5, 2024. We also strategically invested in instruments classified under financial assets in the balance sheet to enhance the utilization of our cash. Excluding FX swap transactions, 51% of our cash is in USD, 22% in EUR, 3% in CNY, and 24% in TRY.

Consolidated debt as of December 31, 2024, decreased to TRY 104,340 million from TRY 121,400 million as of December 31, 2023. Please note that TRY 4,823 million of our consolidated debt is comprised of lease obligations. Note, too, that 43% of our consolidated debt is in USD, 32% in EUR, 4% in CNY, and 20% in TRY.

Net debt[1], as of December 31, 2024, decreased to TRY 9,975 million from TRY 34,367 million as of December 31, 2023, with a net debt to EBITDA ratio of 0.14x.

Turkcell Group had a short net FX position of USD 124 million at the end of the year (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of USD 124 million is in line with our FX neutral definition, which is between –USD 200 million and +USD 200 million.

Capital expenditures: Capital expenditures, including non-operational items, were at TRY 54,818 million in FY24.

For the full year, operational capital expenditures (excluding license fees) at the Group level were at 22.8% of total revenues.

Capital expenditures (TRY million)	Year	
	FY23[2]	FY24[3]
Operational Capex	30,940.8	38,000.8
License and Related Costs	5,245.1	26.5
Non-operational Capex (Including IFRS15 & IFRS16)	12,830.8	16,791.2
Total Capex	**49,016.7**	**54,818.5**

(1) The net debt calculation includes "financial assets" reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

Operational Review of Turkcell Türkiye

Summary of Operational Data	Year		Change (%)
	2023	2024	
Number of subscribers[1] (million)	**42.5**	**43.1**	**1.4%**
Mobile Postpaid (million)	27.2	29.1	7.0%
Mobile M2M (million)	4.5	5.0	11.1%
Mobile Prepaid (million)	10.8	9.2	(14.8%)
Turkcell Fiber[2] (thousand)	2,286.7	2,454.5	7.3%
Resell Fixed Broadband[2] (thousand)	803.5	779.0	(3.0%)
ADSL (thousand)	760.7	738.2	(3.0%)
Cable (thousand)	38.5	35.5	(7.8%)
Fiber (thousand)	4.4	5.3	20.5%
Superbox (thousand)[3]	719.9	680.3	(5.5%)
IPTV (thousand)	1,409.2	1,462.8	3.8%
Churn (%)[4]			
Mobile Churn (%)	2.0%	2.0%	–
Fixed Churn (%)	1.5%	1.5%	–
Average mobile data usage per user (GB/user)	**17.0**	**18.2**	**7.1%**

ARPU (Average Monthly Revenue per User) (TRY)	Year		Change (%)
	2023	2024	
Mobile ARPU, blended	224.7	244.5	8.8%
Mobile ARPU, blended (excluding M2M)	250.8	276.8	10.4%
Postpaid	262.3	280.2	6.8%
Postpaid (excluding M2M)	309.3	334.0	8.0%
Prepaid	138.6	147.1	6.1%
Fixed Residential ARPU, blended	274.3	310.0	13.0%
Residential Fiber ARPU	277.3	315.0	13.6%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.
(2) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.
(3) Superbox subscribers are included in mobile subscribers.
(4) Churn figures represent average monthly churn figures for the respective years.

Turkcell Türkiye's subscriber base reached 43.1 million in 2024, with a net increase of 578 thousand. We have achieved 3.7 million net subscriber additions over the past three years thanks to our superior infrastructure, a wide range of solutions tailored to customer preferences, and our pioneering campaigns designed to simplify their lives, as well as the unique customer experience provided and our analytical capabilities.

In FY24, our mobile postpaid subscriber base experienced substantial growth, reaching 29.1 million with a remarkable 1.9 million net additions—the highest in 15 years. Accordingly, postpaid subscribers account for 76.0% (71.5%) of our mobile segment as of the end of 2024. The growth in postpaid subscribers is one of the key drivers of mobile ARPU growth, as these customers typically generate higher revenue than prepaid subscribers. Concurrently, our prepaid subscriber base decreased to 9.2 million, primarily driven by the widespread usage of alternative data solutions (e-SIM) and the routine disconnection of inactive prepaid subscribers during the quarter, in line with our churn policy. The competitive environment, which intensified in May and peaked in December, drove the MNP market to unprecedented highs. While our mobile churn rate in the fourth quarter of the year exceeded that of the same period last year, the annual churn rate remained stable at 2% throughout the year thanks to our successful subscriber retention strategy.

Our mobile ARPU (excluding M2M) rose 10.4% year-on-year in FY24. This performance is primarily attributable to price adjustments, upsell efforts and the expansion of our postpaid subscriber base.

On the fixed front, the demand for our high-speed and pure fiber service resulted in 168 thousand subscriber net additions for the full year. The growing interest in high-speed internet packages continued this quarter, with the proportion of residential fiber subscribers opting for 100 Mbps or faster tariffs increasing by 12 percentage points year-over-year, exceeding 41%. Starting in the fourth quarter, we began offering fiber tariffs over the incumbent's infrastructure in addition to DSL. As of this quarter, we will categorize our fixed broadband subscribers as "Turkcell Fiber" and "Resell Fixed Broadband."

Residential fiber ARPU recorded 13.6% growth on a yearly basis, supported by the expansion of 12-month contracts to 85% of residential fiber customers, higher demand for packages of 100 Mbps and above, and our price adjustments.

Average monthly mobile data usage per user rose 7.1% year-on-year to 18.2 GB, with the increasing number and data consumption of 4.5G users in FY24. Accordingly, the average mobile data usage of 4.5G users reached 19.2 GB in FY24.

By the end of 2024, total smartphone penetration on our network had reached 91%. Ninety-five percent of those smartphones were 4.5G compatible.

Forward Looking Statements

2025 Guidance[1];

revenue growth target of between	data center and cloud revenue growth target of between	EBITDA margin target of between	operational capex over sales ratio[2] target of around
7%-9%	32%-34%	41%-42%	24%

[1] Our expectations for 2025 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2025 expectations are based specifically on an assumed annual inflation rate of 30.5% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2023 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

[2] Excluding license fees



Sectoral and Financial Information

Developments in our sector

Electronic Communication Sector in Türkiye

According to the 3rd Quarterly Market Data Report for 2024, published by the Information and Communication Technologies Authority (ICTA), the regulatory authority for our sector, there are currently 444 operators operating within the Turkish electronic communications sector, and 815 authorisations have been granted to these operators.

In the first three quarters of 2024, the total revenues of mobile operators Turkcell İletişim Hizmetleri A.Ş. (Turkcell), Vodafone Telekomünikasyon A.Ş. (Vodafone), TT Mobil İletişim Hizmetleri A.Ş. (TT Mobil) and Türk Telekomünikasyon A.Ş. (Türk Telekom) totalled approximately TRY 220 billion, while the revenue of other operators totalled TRY 62.8 billion. In the same period, total investments made by Turkcell, Türk Telekom, TT Mobil and Vodafone amounted to TRY 39.2 billion.

Mobile Market

As of Q3 2024, the number of mobile subscribers in Türkiye was 94.5 million, indicating an approximate penetration rate of 110.7% (excluding M2M and the 0-9 years old population: 115%).

In Q3 2024, the number of 4.5G subscribers reached 87.5 million, while the number of 3G subscribers was 4.6 million. The combined total of 3G and 4.5G services saw the number of mobile broadband subscribers receiving internet services from mobile computers and mobiles rose to 76.3 million.

As of Q3 2024, 76.4% of mobile subscribers were on postpaid tariffs, while 23.6% were on prepaid tariffs. The total number of prepaid and postpaid mobile broadband subscribers was 15.7 million and 59.3 million, respectively, while the number of

M2M subscribers reached approximately 10 million.

In the first three quarters of 2024, the number of mobile number porting transactions stood at 8.2 million. By September 30, 2024, a total of 185.6 million mobile number porting transactions had been executed.

In terms of subscriber numbers, Turkcell, Vodafone and TT Mobil have 41%, 30.5% and 28.6% shares, respectively. In terms of revenues generated from subscribers, Turkcell's market share was 43%, Vodafone's 31.2% and TT Mobil's 25.7%.

The breakdown of mobile subscribers shows that approximately 83.1% are individual customers and 16.9% are corporate subscribers. The average monthly data usage in mobile broadband was 17.5 GB. In Q3 2024, total mobile voice traffic volume increased by 0.8% compared to the same period of the previous year, reaching 83.2 billion minutes.

Broadband Internet Market

The number of broadband internet subscribers increased from around 6 million in 2008 to 96.4 million by the end of Q3 2024, (19.4 million fixed, 77 million mobile broadband subscribers). This represents a 1% increase compared to the same period in the previous year. xDSL subscribers reached 10.2 million, while fiber subscribers reached 7.6 million. The total fiber length of operators exceeded 588 thousand km.

In the first 3 quarters of 2024, total revenues of internet service providers reached TRY 43.9 billion. Average monthly data usage of fixed broadband internet subscribers reached 279.5 GB. Furthermore, it is notable that approximately 67.9% of fixed broadband subscribers express a preference for packages offering 16-50 Mbit/s connection speeds.

TV Market

As of the 3rd quarter of 2024, there are 16 operators authorised to provide Cable Broadcasting Services (CBS). Türksat has 1.84 million cable TV subscribers, while Superonline (TV+) and TTNet (Tivibu), operators of IPTV services, have 1,484 thousand and 1,019 thousand subscribers, respectively.

Among the operators authorised to provide satellite platform services, Digital Platform Teknoloji Hizmetleri A.Ş. (Digitürk), Andromeda TV Dijital Platform İşletmeciliği A.Ş. (DSmart) and TTNET A.Ş. (Tivibu) continue their operations actively.

Fixed Voice Market

As of the end of the 3rd quarter of 2024, there were 9.2 million fixed voice subscribers in Türkiye, and the penetration rate of this service was approximately 11%.

Legal and Regulatory Developments Relevant to Our Sector and Companies

Removal of Asymmetry in Mobile Interconnection Charges

Following the Board Decision dated June 2021, the ICTA has decided to update the Mobile Call Termination Charges and to completely remove the asymmetry in the charges as of January 1, 2024. In accordance with the Board Decision, Mobile Call Termination Charges were set at 2.39 kr/min for Turkcell as of January 1, 2022 and 2.25 kr/min as of January 1, 2023. As of January 1, 2024, mobile call termination rates were equalised at 2.1 kr/min for all operators, thereby bringing an end to the asymmetric practice in mobile call termination rates, which has been in favour of Turkcell since 2006.

Removal of the Obligation to Set Cost-Based Tariffs for SMS Termination Services

In accordance with the Market Analysis published with the Board Decision dated 08.09.2020 and numbered 2020/IKSD/258, the ICTA has decided to remove the obligation to be subject to tariff control (cost-based tariff setting) for SMS call termination services as of 01.10.2021. The Board Decision dated 12.12.2021 and numbered 2021/UKETD/390 set the SMS call termination fees of mobile operators at 0.80 Kr/piece as of 01.04.2022, 1.00 Kr/piece as of 01.01.2023 and 1.20 Kr/piece as of 01.01.2024.

Updating Fixed Interconnection Charges

Following the Board Decision of December 14, 2021, ICTA has decided to adopt a single-tier fee structure for Fixed Call Termination Charges as of January 1, 2022, in line with the transition to IP interconnection technology. As of January 1, 2022, the relevant rates for Superonline were 2.8 kr/min and 2.2 kr/min, which will increase to 2.8 kr/min and 2.2 kr/min as of January 1, 2023. As of January 1, 2024, a decision was taken to equalise the termination fees of all operators at 1.47 kr/dk and to eliminate the asymmetry in the sector.

Maximum Fee Tariff for Mobile Electronic Communication Services

The maximum prices of the services (domestic/overseas voice and SMS, name/title change, line transfer, number change, SIM card change, opening and closing, detailed invoice, unknown numbers service, etc.) included in the Maximum Fee Tariff for Mobile Electronic Communication Services published by ICTA are updated every six months. As of 01.04.2024, the fees in the tariff were increased by approximately 27.5%. As of 01.10.2024, only the fees for international services were increased by approximately 18%.

Instalment Arrangements for Mobile Devices

Pursuant to the 'Banking Regulation and Supervision Board Decision No. 10479', published on the website of the Banking Regulation and Supervision Agency on 05.01.2023;

— The instalment period for purchases made by credit card without any amount limit for the purchase of mobile phones that are 'refurbished products' provided that they are 'refurbishment centers' or 'authorised dealers' was set as 12 months.

With the 'Banking Regulation and Supervision Board Decision No. 11022' published on 05.12.2024 on the website of the Banking Regulation and Supervision Agency;

— The maturity limit for consumer loans extended for the purchase of mobile phones is set as 12 months for mobile phones with a price of 20,000 Turkish Liras or less and 3 months for mobile phones with a price above 20,000 Turkish Liras; for the purchase of mobile phones that are refurbished products, the maturity limit is set as 12 months for mobile phones with a price of 25,000 Turkish Liras or less and 3 months for mobile phones with a price above 25,000 Turkish Liras.

In accordance with the Regulation Amending the Regulation on Principles and Rules to be Applied in Retail Trade, the maturity limit has been set at 3 months for the sale of refurbished mobile phones priced above TRY 25,000, and at 12 months for devices priced below TRY 25,000. Within the scope of the aforementioned regulation, the maturity limit for sales of mobile phones with a price above TRY 20,000 for devices that are not refurbished products is 3 months, and the maturity limit for sales of mobile phones with a price of TRY 20,000 and below is 12 months.

Regulation on M2M Subscriber Notifications

Following the Board Decision dated 08.10.2024 and numbered 2024/DK-SYD/397, the ICTA has introduced obligations for operators providing mobile electronic communication services. These obligations include ensuring that M2M subscriptions, declared exempt from radio fees, are used only with certain devices by performing IMEI-IMSI matching. The ICTA has also decided that these lines should be closed to general internet access by defining a special access point (APN) for M2M lines. Furthermore, it was decided to immediately suspend the service in the event of any use in violation of Law No. 5809, to pay the radio license and usage fee together with the overdue interest from the date of commencement of the improper use, and to complete the IMEI-IMSI mapping of the existing M2M lines within one year.

Earthquake Investigation in Kahramanmaraş

A formal investigation was initiated by the ICTA into our Company in the wake of the earthquakes in Kahramanmaraş and Pazarcık on February 6, 2023. As part of this investigation, the audit committee has issued an inspection query, including determinations of violation. We have submitted our written defences regarding these determinations to the ICTA. Subsequently, an oral defence meeting was held on November 5, 2024 before the Chairman and Board Members of the ICTA Board.

Litigation Processes Regarding the Rejection of Domestic Goods Obligation Exemption Requests and ICTA's R&D SME Audit

The exemption applications made by our Company for the period 27.10.2015-26.10.2019 and the exemption application for the average of the first four-year period covering the years 2015-2019 regarding the domestic product investment obligation included

in the IMT Authorisation Document were rejected. The application made in 2022 to revoke the decisions rejecting the exemption request regarding the obligation to use domestic goods for the 2019-2020 and 2020-2021 investment periods was implicitly rejected. Furthermore, as a consequence of the audit conducted by ICTA for the 2013-2017 period, administrative sanctions have been imposed on our Company. Our Company has initiated legal proceedings to cancel the aforementioned Board Decisions and related transactions, and the legal process regarding most of the filed lawsuits is ongoing.

Furthermore, for the periods 27.10.2018-26.10.2019, 27.10.2019-26.10.2020 and 27.10.2020-26.10.2021, the ICTA is conducting an audit to ensure that our obligations regarding R&D, SME and/or domestic goods investment obligations, criteria for R&D Centers and R&D Projects and criteria for SMEs are being met.

Litigation Process Regarding the Amendment to the Procedures and Principles Regarding the Examination and Audit of R&D Investments

Following the decision of the Information and Communication Technologies Authority dated 16.11.2021 and numbered 2021/DK-YED/361, the 'Procedures and Principles Regarding the Examination and Inspection of Hardware and Software Investments to be Used in Operators' Networks' have been updated. The new regulation includes issues such as not exceeding 50% of the total investments per supplier in an investment period, informing the ICTA before the investments to be made in critical network elements and complying with a possible notification, defining the national product, and introducing obligations regarding R&D projects carried out in R&D centers. Our Company's application for the revocation of the relevant Board Decision in 2022 was rejected and a lawsuit was filed by our Company for the cancellation of the relevant transactions and the legal process is ongoing.

The lawsuit filed by TT Mobil against ICTA regarding the 'Multiplying Campaign' administrative fine imposed on our Company, in which our Company is an intervener

The administrative fine of TRY 25,245,561.8 imposed by the 1st, 2nd, 3rd and 4th articles of the ICTA's decision dated 16.03.2021 and numbered 2021/LIK-THD/76 due to our Company's application under the name of 'Multiplying Campaign' was paid by our Company with a discount (TRY 18,934,173.9). During the process, an application was made by TT Mobil requesting that the amount of the administrative fine imposed by the ICTA on our Company be increased and that the decision be amended to include a refund to subscribers. Following the rejection of this request, a lawsuit was filed against the ICTA for the cancellation of the said rejection. Our Company is an intervener in this lawsuit alongside ICTA. The legal process is ongoing.

Amendments to the Zoning Law

Following the decision of the Constitutional Court on October 18, 2023, the approval process for above-building stations, which account for almost 70% of the infrastructure, was terminated and certain exemptions were revoked (with the exception of the 2004-2009 period).

To address this, the Zoning Law was amended by Articles 8 and 10 of the 'Law on the Amendment of the Village Law and Certain Laws', and the law came into effect after its publication in the Official Gazette dated 12.12.2024 and numbered 32750. These amendments, which fall under Additional Article 9 and Provisional Article 24 of the Zoning Law, have led to a reorganization of the article on stations on buildings, in line with the Constitutional Court's decision. It is estimated that the amendments and additions will facilitate the operational processes for infrastructure installations.

Corporate Law Developments Concerning Our Company and its Subsidiaries

The Establishment of TDC Veri Hizmetleri A.Ş. and Artel Bilişim Servisleri A.Ş.

TDC Veri Hizmetleri A.Ş. was established on July 11, 2024 with an initial capital of TRY 250,000 to operate in the fields of data processing, data analysis, data storage, server hosting, server rental, cloud solutions and computer programming. Artel Bilişim Servisleri A.Ş. was established on August 16, 2024 with an initial capital of TRY 250,000 to research, develop, produce and operate all kinds of software, hardware and other products for telecommunication, communication and informatics or for general purposes.

Turkcell Dijital İş Servisleri A.Ş.'s acquisition of 49% of Şahinkaya Özel Eğitim Kurumları A.Ş.'s shares in DETEK

Şahinkaya Özel Eğitim Kurumları A.Ş.'s 49% stake in DETEK was acquired by Turkcell Dijital İş Servisleri A.Ş. for TRY 38,000,000 + VAT. The notification regarding the sole shareholding of Turkcell Dijital İş Servisleri A.Ş. was registered on August 2, 2024.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş.'s Acquisition of 33.3% of PTT's Shares in Sofra

Posta ve Telgraf Teşkilatı A.Ş.'s 33.3% share in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. was acquired by Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. for a consideration of TRY 5.196.000.

Share Transfer of Lifecell LLC, Ukrtower LLC and Global Bilgi LLC

On September 9, 2024, all shares of our Company's subsidiaries, Lifecell LLC, Global Bilgi LLC and Ukrtower LLC, were transferred to DVL Telecom in consideration of USD 524,300,000, together with all rights and obligations in accordance with the share transfer agreement signed on December 29, 2023.

Significant Developments After the Activity Period

13.01.2025
Announcement Regarding Investor Roadshow Plan for Debt Instrument

Our Company plans to issue debt instruments, including sustainable and conventional bonds, under the U.S. legislation "Rule 144A" and non-U.S. legislation "Regulation S" formats, to be sold to qualified investors outside Türkiye. In this context, investor meetings are scheduled to be held in the United Kingdom and the United States of America commencing on January 13, 2025, organized by the authorized banks and with the participation of our Company's executives. The final decision regarding the issuance of bonds, including the issue amount and terms, will be determined based on market developments following the meetings. The debt instruments are planned to be listed on the Irish Stock Exchange (Euronext Dublin) and traded on its Global Exchange Market (GEM). The debt instruments are expected to be assigned a 'BB' credit rating from S&P Global and a 'BB-' credit rating from Fitch Ratings.

16.01.2025
Announcement Regarding the Renewal of Directors & Officers Liability Insurance

Pursuant to Article 4.2.8 of the annex of the Capital Markets Board's Corporate Governance Communiqué; the existing "Directors & Officers Liability Insurance" for the members of our Company's Board of Directors, senior executives and senior executives of group companies has been renewed to be valid until October 1, 2025. The total liability limit of the insurance exceeds 25% of the Company's capital.

16.01.2025
Announcement Regarding Eurobond Issuance-Pricing

With reference to our Company's announcement dated January 13, 2025, the book-building process for the issuance of bonds, planned to be sold by our Company under 144A/Reg S regulations and expected to be listed on the Irish Stock Exchange (Euronext Dublin/Global Exchange Market), has been completed. The nominal value of the conventional bond has been determined as USD 500 million, with a coupon rate of 7.45% and a maturity of 5 years, while the nominal value of the sustainable bond has been determined as USD 500 million, with a coupon rate of 7.65% and a maturity of 7 years.

21.01.2025
Announcement Regarding Merger Through Acquisition in Our Subsidiaries

With reference to our announcement dated August 5, 2024, the merger process between our subsidiaries, through the acquisition of Dijital Eğitim Teknolojileri A.Ş. ("Dijital Eğitim") by Turkcell Dijital İş Servisleri A.Ş. ("Turkcell Dijital"), has been completed and registered.

24.01.2025
Announcement Regarding Completion of Debt Instrument Issuance

The sale process of the sustainable bond issuance of our Company with a nominal amount of USD 500 million, 7-year maturity, a redemption date of January 24, 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on January 24, 2025. The subscription agreement for the issuance was signed on January 22, 2025. The sustainable bond is listed on the Irish Stock Exchange (Euronext Dublin). The proceeds were transferred to our Company's accounts.

27.01.2025
Announcement Regarding the Acquisition of Lifecell Bulut and the Liquidation of Paycell LLC

It has been resolved that our Company's wholly owned subsidiary, Lifecell Dijital Servis ve Çözümler A.Ş., will merge with Lifecell Bulut Çözümleri A.Ş. ("Lifecell Bulut") through a simplified merger, acquiring all of its assets and liabilities as a whole. Additionally, our wholly owned subsidiary, Paycell LLC, which is incorporated in Ukraine, will be liquidated.

30.01.2025
Announcement Regarding the Financing Bond Issuance

Within the scope of the issue limit of TRY 8,000,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of our Company with a maturity date of 09.05.2025, an annual simple interest of 43.50% with a nominal amount of TRY 2,000,000,000 to qualified investors within Türkiye, without a public placement was completed, and the securities will be transferred to the investor accounts on January 30, 2025. The issuance was advised by Ziraat Yatırım Menkul Değerler A.Ş.

30.01.2025
Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCEL12519

Within the scope of our Company's announcement dated October 10, 2024, the redemption payment of the financing bond with ISIN code TRFTCEL12519 with a nominal amount of TRY 1,870,000,000, a maturity of 112 days and an annual simple interest of 49.50% was made on January 30, 2025.

07.02.2025
Announcement Regarding the Capital Increase in BeST

The capital of our Company's subsidiary, CJSC Belarusian Telecommunications Network ("BeST"), has been increased by BYN 40,906,138.50 from BYN 1,322,959,530 to BYN 1,363,865,668.50. Our Company's pre-emption rights with respect to the capital increase have been fully paid.

27.02.2025
Announcement Regarding the Amendment of Articles of Association

Our Company's Board of Directors has decided that necessary actions will be taken to obtain the approval of the Capital Markets Board and the Ministry of Trade, for amendment of the Articles of Association, in accordance with the principles of Capital Markets Law, the Turkish Commercial Code, and related legislation. Amendment of Articles of Association is subject to approval of the General Assembly.

04.03.2025
Announcement Regarding Kıbrıs Telekom Capital Increase

The capital of our Company's wholly-owned subsidiary, Kıbrıs Mobile Telekomünikasyon Limited ("Kıbrıs Telekom"), has been increased by TRY 100,000,000 to TRY 422,724,863. Our Company's pre-emption rights with respect to the capital increase is fully paid.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	31 December 2023
Assets			
Property, plant and equipment	12	104,625,744	96,228,806
Right-of-use assets	16	10,173,872	8,859,214
Intangible assets	13	81,872,362	84,478,038
Investment properties	15	187,334	205,545
Trade receivables	19	328,034	470,476
Receivables from financial services	20	367,149	856,960
Contract assets	21	165,004	146,228
Financial assets at fair value through other comprehensive income	24	11,852,172	153,075
Financial assets at fair value through profit or loss	24	5,961,731	781,797
Deferred tax assets	18	2,537,878	1,629,674
Investments in equity accounted investees	40	5,294,025	8,474,482
Other non-current assets	17	7,217,678	6,396,589
Total non-current assets		**230,582,983**	**208,680,884**
Inventories	22	674,611	780,377
Trade receivables	19	16,463,247	15,774,312
Due from related parties		246,529	247,426
Receivables from financial services	20	7,142,345	8,434,770
Contract assets	21	5,200,448	4,608,194
Derivative financial instruments	34	2,043,112	2,952,207
Financial assets at amortized cost	24	1,065,899	-
Financial assets at fair value through other comprehensive income	24	2,241,429	-
Financial assets at fair value through profit or loss	24	3,573,688	12,806,149
Cash and cash equivalents	23	68,934,333	72,158,656
Other current assets	17	6,106,995	5,595,793
Subtotal		**113,692,636**	**123,357,884**
Assets held for sale	3	-	24,697,101
Total current assets		**113,692,636**	**148,054,985**
Total assets		**344,275,619**	**356,735,869**

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	31 December 2023
Equity			
Share capital	25	46,684,221	46,684,221
Share premium		41,937	11,093
Treasury shares	25	(1,328,153)	(1,070,296)
Reserves		2,210,127	8,049,087
Remeasurements of defined benefit plan		(3,088,502)	(2,955,739)
Retained earnings		142,446,900	125,781,534
Total equity attributable to equity holders of			
Turkcell Iletisim Hizmetleri AS ("the Company")		**186,966,530**	**176,499,900**
Non-controlling interests		-	(18,703)
Total equity		**186,966,530**	**176,481,197**
Liabilities			
Borrowings	28	52,435,164	83,662,659
Trade and other payables		168,819	1,603,615
Due to related parties		253	55,350
Employee benefit obligations	29	3,032,078	2,963,122
Provisions	32	1,918,775	1,991,611
Deferred tax liabilities	18	5,249,745	3,300,735
Contract liabilities	31	2,152,853	1,723,399
Other non-current liabilities	27	1,517,404	1,607,611
Total non-current liabilities		**66,475,091**	**96,908,102**
Borrowings	28	51,905,095	37,737,089
Current tax liabilities		1,120,707	308,067
Trade and other payables	33	29,672,414	29,751,011
Due to related parties		959,896	797,619
Deferred revenue	30	507,561	358,064
Provisions	32	4,650,358	2,852,265
Contract liabilities	31	1,522,500	1,894,999
Derivative financial instruments	34	495,467	511,635
Subtotal		**90,833,998**	**74,210,749**
Liabilities directly associated with the assets held for sale	3	-	9,135,821
Total current liabilities		**90,833,998**	**83,346,570**
Total liabilities		**157,309,089**	**180,254,672**
Total equity and liabilities		**344,275,619**	**356,735,869**

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	Represented 31 December 2023	Represented 31 December 2022
Revenue	6	158,854,007	148,656,399	130,238,756
Revenue from financial services	6	7,817,357	5,996,632	4,736,403
Total revenue		**166,671,364**	**154,653,031**	**134,975,159**
Cost of revenue	11	(120,434,191)	(118,737,471)	(116,023,760)
Cost of revenue from financial services	11	(5,108,423)	(3,144,251)	(1,906,161)
Total cost of revenue		**(125,542,614)**	**(121,881,722)**	**(117,929,921)**
Gross profit		38,419,816	29,918,928	14,214,996
Gross profit from financial services		2,708,934	2,852,381	2,830,242
Total gross profit		**41,128,750**	**32,771,309**	**17,045,238**
Other income	7	251,419	1,274,549	503,315
Selling and marketing expenses	11	(10,948,678)	(8,204,102)	(6,631,018)
Administrative expenses	11	(6,919,862)	(4,951,496)	(3,724,122)
Net impairment losses on financial and contract assets	11	(1,021,230)	(1,455,575)	(898,004)
Other expenses	7	(2,577,904)	(8,154,995)	(2,031,367)
Operating profit		**19,912,495**	**11,279,690**	**4,264,042**
Finance income	9	10,378,433	18,283,669	5,714,055
Finance costs	9	(17,025,890)	(28,777,024)	(17,252,049)
Monetary gain (loss)	9	5,850,537	5,510,752	11,214,047
Net finance costs		**(796,920)**	**(4,982,603)**	**(323,947)**
Share of (loss)/ profit of equity accounted investees	40	(3,162,643)	2,202,029	753,977
Profit before income tax		**15,952,932**	**8,499,116**	**4,694,072**
Income tax (expense)/ benefit	10	(4,866,033)	6,750,994	4,021,332
Profit from continuing operations		**11,086,899**	**15,250,110**	**8,715,404**
Profit from discontinued operations	3	**12,427,963**	**2,843,793**	**1,216,203**
Profit for the year		**23,514,862**	**18,093,903**	**9,931,607**
Profit for the year is attributable to:				
Owners of the Company		23,523,425	18,125,305	9,933,888
Non-controlling interests		(8,563)	(31,402)	(2,281)
Total		**23,514,862**	**18,093,903**	**9,931,607**
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	10.79	8.31	4.55
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	5.09	7.00	3.99
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	26	5.70	1.30	0.56

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Notes	31 December 2024	31 December 2023	31 December 2022
Profit for the period		**23,514,862**	**18,093,903**	**9,931,607**
Items that will not be reclassified to profit or loss:				
Remeasurements of defined termination benefit	29	(176,940)	(216,218)	(2,634,730)
Income tax relating to remeasurements of defined termination benefit		44,177	219,713	525,362
		(132,763)	**3,495**	**(2,109,368)**
Other comprehensive income/(expense):				
Items that may be reclassified to profit or loss:				
Exchange differences on translation of foreign operations		(7,293,767)	4,129,565	(1,080,920)
Fair value reserve		100,930	215,993	(176,141)
Cash flow hedges		(514,553)	2,271,364	3,301,693
Cost of hedging reserve		1,511,265	(562,159)	(3,133,985)
Hedges of net investments in foreign operations		1,632,047	(3,382,331)	(752,112)
Income tax relating to these items	10	(688,664)	1,421,293	(96,396)
- Income tax relating to exchange differences		*-*	*(708,985)*	*(1,280,907)*
- Income tax relating to cash flow hedges	34	*122,397*	*36,819*	*(129,706)*
- Income tax relating to cost of hedging reserve		*(377,816)*	*395,647*	*626,797*
- Income tax relating to fair value reserve		*(25,233)*	*(7,961)*	*51,959*
- Income tax relating to hedges of net investments		*(408,012)*	*1,705,773*	*635,461*
		(5,252,742)	**4,093,725**	**(1,937,861)**
Other comprehensive income/(loss) for the year, net of income tax		**(5,385,505)**	**4,097,220**	**(4,047,229)**
Total comprehensive income for the year		**18,129,357**	**22,191,123**	**5,884,378**
Total comprehensive income for the year is attributable to:				
Owners of the Company		18,137,920	22,222,525	5,886,659
Non-controlling interests		(8,563)	(31,402)	(2,281)
Total		**18,129,357**	**22,191,123**	**5,884,378**

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2024

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equi
Balance at 1 January 2022	**46,684,221**	**(1,052,713)**	**137,360**	**11,093**	**34,182,534**	**(213,810)**	**(6,198,667)**	**620,014**	**(8,028,252)**	**(15,977,840)**	**(849,866)**	**106,188,621**	**-**	**155,502,695**	**(801)**	**155,501,8**
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	9,933,888	-	9,933,888	(2,281)	9,931,6
Other comprehensive income, net of income tax	-	-	-	-	-	(124,182)	(116,651)	3,171,987	(2,507,188)	(2,361,827)	(2,109,368)	-	-	(4,047,229)	-	(4,047,22
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**(124,182)**	**(116,651)**	**3,171,987**	**(2,507,188)**	**(2,361,827)**	**(2,109,368)**	**9,933,888**	**-**	**5,886,659**	**(2,281)**	**5,884,3**
Transfers to legal reserves	-	-	-	-	1,023,919	-	-	-	-	-	-	(1,023,919)	-	-	-	
Dividend paid (Note 25)	-	26,515	-	-	-	-	-	-	-	-	-	(3,452,867)	-	(3,426,352)	-	(3,426,35
Other	-	-	(137,360)	-	-	-	-	-	-	-	-	83,618	-	(53,742)	12,353	(41,38
Balance at 31 December 2022	**46,684,221**	**(1,026,198)**	**-**	**11,093**	**35,206,453**	**(337,992)**	**(6,315,318)**	**3,792,001**	**(10,535,440)**	**(18,339,667)**	**(2,959,234)**	**111,729,341**	**-**	**157,909,260**	**9,271**	**157,918,5**
Balance at 1 January 2023	**46,684,221**	**(1,026,198)**	**-**	**11,093**	**35,206,453**	**(337,992)**	**(6,315,318)**	**3,792,001**	**(10,535,440)**	**(18,339,667)**	**(2,959,234)**	**111,729,341**	**-**	**157,909,260**	**9,271**	**157,918,5**
Profit/ (loss) for the year	-	-	-	-	-					-	-	18,125,305		18,125,305	(31,402)	18,093,9
Other comprehensive income, net of income tax	-	-	-	-	-	208,032	(1,676,558)	2,308,183	(166,512)	3,420,580	3,495	-		4,097,220	-	4,097,2
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**208,032**	**(1,676,558)**	**2,308,183**	**(166,512)**	**3,420,580**	**3,495**	**18,125,305**	**-**	**22,222,525**	**(31,402)**	**22,191,1**
Transfers to legal reserves	-	-	-	-	485,325	-	-	-	-	-	-	(485,325)	-	-	-	
Acquisition of treasury shares (-)	-	(73,279)	-	-	-	-	-	-	-	-	-	-	-	(73,279)		(73,27
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,428	3,4
Dividend paid (Note 25)	-	29,181	-	-	-	-	-	-	-	-	-	(3,587,787)	-	(3,558,606)	-	(3,558,60
Discontinued operations (Note 41)	-	-	-	-	-	-	-	-	-	(8,865,132)	-		8,865,132	-	-	
Balance at 31 December 2023	**46,684,221**	**(1,070,296)**	**-**	**11,093**	**35,691,778**	**(129,960)**	**(7,991,876)**	**6,100,184**	**(10,701,952)**	**(23,784,219)**	**(2,955,739)**	**125,781,534**	**8,865,132**	**176,499,900**	**(18,703)**	**176,481,1**
Balance at 1 January 2024	**46,684,221**	**(1,070,296)**	**-**	**11,093**	**35,691,778**	**(129,960)**	**(7,991,876)**	**6,100,184**	**(10,701,952)**	**(23,784,219)**	**(2,955,739)**	**125,781,534**	**8,865,132**	**176,499,900**	**(18,703)**	**176,481,1**
Profit/ (loss) for the year	-	-	-	-	-						-	23,523,425	-	23,523,425	(8,563)	23,514,8
Other comprehensive income, net of income tax	-	-	-	-	-	75,697	1,224,035	(392,156)	1,133,449	1,571,365	(132,763)	-	(8,865,132)	(5,385,505)	-	(5,385,50
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**75,697**	**1,224,035**	**(392,156)**	**1,133,449**	**1,571,365**	**(132,763)**	**23,523,425**	**(8,865,132)**	**18,137,920**	**(8,563)**	**18,129,3**
Transfers to legal reserves	-	-	-	-	844,008	-	-	-	-	-	-	(844,008)	-	-	-	
Dividend paid (Note 25)	-	70,139	-	-	(1,430,226)	-	-	-	-	-	-	(5,954,534)	-	(7,314,621)	-	(7,314,62
Acquisiton of treasury shares	-	(327,996)		-	-	-	-	-	-	-	-	-	-	(327,996)	-	(327,99
Acquisition of subsidiary	-	-	-	30,844	-	-	-	-	-	-	-	-	-	30,844	-	30,8
Transactions with non controlling interests	-	-	-	-		-	-	-	-	-	-	(59,517)	-	(59,517)	21,517	(38,00
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,749	5,7
Balance at 31 December 2024	**46,684,221**	**(1,328,153)**	**-**	**41,937**	**35,105,560**	**(54,263)**	**(6,767,841)**	**5,708,028**	**(9,568,503)**	**(22,212,854)**	**(3,088,502)**	**142,446,900**	**-**	**186,966,530**	**-**	**186,966,5**

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

	Note	31 December 2024	31 December 2023	31 December 2022
Cash flows from operating activities:				
Profit for the year		11,086,899	15,250,110	8,715,404
Discontinued operations		12,427,963	2,843,793	1,216,203
Profit for the year including discontinued operations		**23,514,862**	**18,093,903**	**9,931,607**
Adjustments for:				
Depreciation and impairment of property, plant and equipment and investment properties	12-15	19,176,624	17,284,249	21,706,362
Amortization of intangible assets and right of use assets	13-16	28,249,539	31,035,204	29,107,757
Impairment on property, plant and equipment and intangible asset	12-13	136,867	(2,052)	565,410
Net finance expense		5,213,120	3,905,964	4,944,842
Fair value adjustments to derivatives		3,057,354	(1,897,127)	3,504,162
Income tax expense	10	5,186,490	(6,329,447)	(3,842,745)
Gain on sale of property, plant and equipment		34,857	23,070	51,257
Effects of exchange rate changes and inflation adjustments		(1,958,557)	15,117,256	8,350,002
Provisions		7,377,812	6,784,907	3,980,635
Share of (profit)/loss of equity accounted investees		3,162,643	(2,202,029)	(753,976)
Fair value adjustments to financial assets through profit or loss		(1,706,465)	(6,648,585)	(2,510,354)
Gain on sale of subsidiary	3	(8,821,192)	-	-
Non-cash other adjustments		211,147	5,359	286,985
		82,835,101	**75,170,672**	**75,321,944**
Change in operating assets/liabilities				
Change in trade receivables		(1,105,560)	(201,391)	1,004,000
Change in due from related parties		1,555	(56,796)	502,969
Change in receivables from financial services		1,647,048	(826,023)	(5,143)
Change in inventories		145,465	(142,301)	376,631
Change in other current assets		(581,400)	(1,795,133)	(208,825)
Change in other non-current assets		(71,662)	1,134,781	(155,006)
Change in due to related parties		103,028	(559,642)	(460,587)
Change in trade and other payables		(231,561)	1,351,307	(2,539,207)
Change in other non-current liabilities		(137,069)	61,101	62,893
Change in employee benefit obligations		(408,583)	(814,329)	(160,647)
Change in contract asset		(618,365)	(88,584)	229,739
Change in deferred revenue		233,352	187,671	(201,680)
Change in contract liability		(73,640)	456,641	(89,552)
Changes in other working capital		(2,578,760)	(2,206,974)	(2,123,416)
Cash generated from operations		**79,158,949**	**71,671,000**	**71,554,113**
Interest paid		(13,750,356)	(10,620,700)	(8,580,901)
Income tax paid		(2,151,453)	(813,328)	(1,928,242)
Net cash inflow from operating activities		**63,257,140**	**60,236,972**	**61,044,970**
Cash flows from investing activities:				
Acquisition of property, plant and equipment	12	(30,698,851)	(20,525,914)	(22,207,092)
Acquisition of intangible assets	13	(20,230,939)	(22,071,268)	(16,102,219)
Proceeds from sale of property, plant and equipment		1,908,099	488,559	1,675,784
Payment for acquisition of subsidiary, net of cash acquired		30,844	-	-
Contribution of increase of share capital in joint ventures/associates		(68)	(784,491)	(1,464,404)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		38,699,081	22,100,620	3,115,854
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(60,178,590)	(23,267,140)	(5,140,818)
Cash inflows financial assets at fair value through profit or loss		15,311,139	20,275,204	(2,299)
Cash outflows financial assets at fair value through profit or loss		(6,712,350)	(14,809,730)	(8,897,255)
Change in other cash advances given		(703,013)	-	-
Proceeds from disposal of subsidiary, net of cash disposed	3	13,719,342	-	-
Interest received		11,755,169	8,410,644	5,755,791
Net cash outflow from investing activities		**(37,100,137)**	**(30,183,516)**	**(45,785,494)**
Cash flows from financing activities:				
Proceeds from derivative instruments	41	5,417,456	11,188,868	8,607,172
Repayments of derivative instruments	41	(5,791,757)	(6,867,708)	(7,601,168)
Proceeds from issues of loans and borrowings		51,431,455	90,510,753	76,721,840
Proceeds from issues of bonds		14,870,998	11,296,562	6,457,040
Repayments of borrowings		(47,027,783)	(79,106,241)	(64,470,101)
Transactions with non controlling interests		(38,000)	-	-
Repayments of bonds		(15,280,501)	(7,636,411)	(5,146,248)
Dividends paid to shareholders	25	(7,314,621)	(3,587,782)	(3,452,867)
Dividends paid to non-controlling interest in subsidiaries		(327,996)	(73,279)	-
Payments of lease liabilities		(5,723,476)	(5,951,279)	(6,223,564)
Net cash (outflow)/inflow from financing activities		**(9,784,225)**	**9,773,483**	**4,892,104**
Net increase in cash and cash equivalents		**16,372,778**	**39,826,939**	**20,151,580**
Cash and cash equivalents at 1 January		**77,711,693**	**61,710,669**	**72,765,126**
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(25,430,408)	(23,825,915)	(31,206,037)
Cash and cash equivalents at 31 December	23	**68,654,063**	**77,711,693**	**61,710,669**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

1.   **Reporting entity**

Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company" or "Turkcell") was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company's registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkiye and regional states.

In April 1998, the Company signed a license agreement (the "2G License") with the Ministry of Transport and Infrastructure of Turkiye (the "Turkish Ministry"), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the "Turkish Treasury") a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority ("ICTA") regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the "3G License") providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax ("VAT")). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 7 April 2023, the Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120 million (plus EUR 21.6 million of value-added taxes). The initial payment which includes the down payment for the extension fee and total amount of value-added taxes, amounting to EUR 81.6 million has been paid in Turkish Lira at the amount of TRY 1.7 billion during 2023. On April 2024, approximately half of the remaining installments amounting to EUR 31.1 million have been paid in Turkish Lira at the amount of TRY 1.1 billion. The remaining amount will be paid within a year.

On 26 August 2015, "Authorization Tender on IMT Services and Infrastructure" publicly known as "4.5G license" tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA's expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

1.   **Reporting entity (continued)**

As of 31 December 2024, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi ("TVF BTIH") and IMTIS Holdings S.a r l. ("IMTIS Holdings") in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company's shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group's immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu ("TVF"), as of 31 December 2024. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the "Group A Shares");

(i)   A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of

   a.   five members of the board of directors of the Company, and

   b.   the chairman of the presiding committee of the general assembly of shareholders;

(ii)   All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell's shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

(iii)   The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv)   The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

(v)   So long as the above-mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company's board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2024.

The consolidated financial statements of the Company as at and for the year ended 31 December 2024 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associate and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company's and each of its subsidiaries', associate's and joint venture's financial statements are prepared as at and for the year ended 31 December 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group's interest in an associate and a joint venture.

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

- Derivative financial instruments,
- Financial asset at fair value through profit or loss and other comprehensive income.

(a) Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRICs") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2024 were authorized for issue by the Board of Directors on 27 February 2025.

(b) Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 ("IAS 29") "*Financial Reporting in Hyperinflationary Economies*". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 290.8% as at 31 December 2024, based on the Turkish nation-wide Consumer Price Index ("CPI") announced by the Turkish Statistical Institute ("TSI"). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(b) Restatement of financial statements during the hyperinflationary periods (continued)

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 ("IAS 29") "*Financial Reporting in Hyperinflationary Economies*". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 31 December 2024:

	2024	2023	2022	2021
Annual Index	2,684.55	1,859.38	1,128.45	686.95
Average Index	2,360.03	1,488.91	967.71	561.61
Yearly Inflation	44.4%	64.8%	64.3%	36.1%
Cumulative Inflation (last three years)	290.8%	268.3%	156.2%	74.4%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2024. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2024.

Comparative figures must also be presented in the current currency of 31 December 2024 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. Impact of inflation accounting on hedging reserve and cost of hedging reserve is transferred to retained earnings when hyperinflation accounting is ceased.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(b) **Restatement of financial statements during the hyperinflationary periods (continued)**

All items except those arising from foreign operations in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). The Group restates all comparative consolidated results and financial position in terms of the measuring unit current at the reporting date. The effect arising from the restatement of the beginning of the period net assets of the subsidiaries operating in the related foreign countries to the current period-end purchasing power for presentation purposes due to inflation accounting is reflected in foreign currency translation differences.

(c) **Functional and presentation currency**

(i) *Transactions and balances*

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Exchange differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign exchange gains and losses are recognized in profit or loss, except:

- For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

- Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

- Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii) *Foreign operations*

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

- Equity for each balance sheet presented is translated at historic cost at the date of transaction,

- Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and

- All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(c) **Functional and presentation currency (continued)**

(ii) *Foreign operations (continued)*

- On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

- Foreign currency translation differences reclassified to the statement of profit or loss on disposal of a subsidiary are foreign currency translation differences arising on the conversion from the functional currency of the subsidiary sold to TL, which is the functional currency of the Group.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d) **Use of estimates and judgments**

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group's accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

For trade receivables and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of IAS 16 and IAS 38 standards, and accordingly, the related assets are depreciated from the date at which the assets are ready for use. The useful lives of such assets depend on management's view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(d)   **Use of estimates and judgments (continued)**

Capitalization and useful lives of assets (continued)

The useful lives and residual values of the Group's assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management's analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

- The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
- The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
- The entity has discretion in establishing the price for the specified good or service.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, for the device in these transactions by considering the factors below:

- The Company is not the primary obligor for the sale of handset,
- The Company does not have control over the sale prices of handsets,
- The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company recognizes revenue gross.

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that a good or service is distinct if both of the following criteria are met:

- The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
- The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(d)   **Use of estimates and judgments (continued)**

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 32, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management's expectations.

All significant investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets' end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.5% –31.2% at 31 December 2024 (31 December 2023: 11.5% –29.6%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(d)   Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating–rate loans and borrowings, The Group calculates the effective interest rate("EIR") based on a market–derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e)   Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)   Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)   Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

During 2024, the Group has discontinued the application of cash flow hedge accounting for significant counts of instruments (Note 34), where reclassifications from other comprehensive income to profit or loss frequently occur. Following this, the Group has reassessed their presentation of line items in the statement of other comprehensive income and considered that combining line items presenting movements of the same nature would be more relevant. As a result, the Group now present single lines for each of foreign currency translation differences, cash flow hedges, and cost of hedges as net in the consolidated statement of other comprehensive income, which includes the amounts reclassified to profit or loss. This combined presentation is presented for the year ended 31 December 2024, 2023 and 2022. This change has not affected the total amount of other comprehensive income or expenses. Amounts reclassified to profit or loss cand be found in the related footnotes (Note 9 and Note 3).

(h)   Principles of consolidation and equity accounting

(i)   Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:
- The fair value of the assets transferred,
- Liabilities incurred to the former owners of the acquired business,
- Equity interests issued by the Group,
- The fair value of any asset or liability resulting from a contingent consideration arrangement, and
- The fair value of any pre-existing equity interest in the subsidiary.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(h)   Principles of consolidation and equity accounting (continued)

(i)   Business combinations (continued)

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

(ii)   Subsidiaries

Subsidiaries comprise all entities over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(iii)   Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(h) Principles of consolidation and equity accounting (continued)

(iv) Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity's results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v) Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group's share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included in the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

2. Basis of preparation and summary of material accounting policies (continued)

(i) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held to collect contractual cash flows and selling.

i) Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

• Financial assets at amortized cost (debt instruments)

• Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)

• Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)

• Financial assets at fair value through profit or loss

(ii) Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

(iii) Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group's debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(i)   Financial instruments (continued)
Financial Assets (continued)

(iv)   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds, and currency protected time deposits which the Group were irrevocably designated at fair value through profit or loss.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elect to measure all investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi ("Turkcell GSYF") at fair value through profit or loss. For more information, refer to Note 24.

(v)   Impairment

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.
- 12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
- Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

All Group companies apply simplified lifetime ECL measurement for trade receivables and contract assets except Turkcell Finansman which applies the general approach for trade receivable and contract assets.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)   Sale and Repurchase Agreements

Securities purchased under agreements to resell ("Reverse Repo") are classified and measured at amortized cost with the objective to collect contractual cash flows that are SPPI. Reverse repo transactions are recognized as cash and cash equivalents because they have short-term maturity and is readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Central Bank Accounts

According to the "Regulation on Required Reserves (Issue: 2013/15)" published in the Official Gazette No. 31818 on 23April 2022, the required reserve ratio for assets subject to required reserves has been set at 20% as of 31 December 2024. As for the liabilities subject to required reserves, the rates for Turkish lira required reserves are between 3% and 8% depending on the maturity structure, while the rates for foreign currency required reserves are between 5% and 26%, depending on the maturity structure. (As of 31 December 2023: 5% - 21%). Required reserves are reported as restricted cash under other current assets (Note 17)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(i)   Financial instruments (continued)

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. When the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not adjust the consideration for the effects of a significant financing component. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group's impairment policies.

Related parties

A related party is a person or entity that is related to the Group.

(a) A person or a close member of that person's family is related to the Group if that person:

(i) has control or joint control of the Group

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(i)   **Financial instruments (continued)**

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i)   *Subsequent measurement*

For purposes of subsequent measurement, financial liabilities are classified in two categories:

• Financial liabilities at fair value through profit or loss

• Financial liabilities at amortized cost (loans and borrowings)

(ii)   *Financial liabilities at fair value through profit or loss*

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

(iii)   *Financial liabilities at amortized cost (loans and borrowings)*

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv)   *Derecognition*

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(i)   **Financial instruments (continued)**

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)   **Derivative financial instruments and hedge accounting**

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which is a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkiye ("CBRT") exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i)   *Fair value hedge*

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

Fair value hedge accounting has not been applied as of 31 December 2024 and 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(j)   Derivative financial instruments and hedging accounting (continued)

(ii)   Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item ("aligned time value") are recognized within other comprehensive income in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as its prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it accounts for the amount that has been accumulated in the cash flow hedge reserve as follows;

-If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur. That amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the expected future cash flows affect profit or loss.
- If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment
- If cash flow hedge accounting is discontinued for a time-period related hedge relationship for which change in time value of options is recognized in the costs of hedging, the amount recognized in cost of hedging reserve in equity immediately reclassified to profit or loss as a reclassification adjustment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

Derivative financial instruments and hedging accounting (continued)

(iii)   Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k)   Property, plant and equipment

(i)   Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset cannot exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(ii)   Subsequent costs

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)   Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(k)   **Property, plant and equipment (continued)**

(iii)   *Depreciation (continued)*

The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Buildings	21–25 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4 – 6 years
Electricity power plant	20 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)   *Borrowing costs*

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

(l)   **Intangible assets**

(i)   *Telecommunication licenses*

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998 (The 2G license has been extended until 30 April 2029 on 7 April 2023) 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 31, 20 and 13 years, respectively.

(ii)   *Computer software*

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

- It is technically feasible to complete the software such that it will be available for use,
- Management intends to complete the software and use or sell it,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(l)   **Intangible assets (continued)**

(ii)   *Computer software (continued)*

- There is an ability to use or sell the software,
- It can be demonstrated how the software will generate probable future economic benefits,
- Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
- The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)   *Other intangible assets*

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use ("IRU") are rights to use a portion of an asset's capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for other intangible assets are as follows:

Indefeasible right-of-use	15 years
Transmission line software	5–10 years
Brand name	9–10 years
Customer base	2–15 years
Subscriber acquisition cost	2–6 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period. Useful lives of subscriber acquisition cost are determined based on expected subscriber lifetimes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(l)   **Intangible assets (continued)**

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. It is carried at cost adjusted for the effects of inflation during the hyperinflationary period (when it is arising from acquisition of a business whose functional currency is hyperinflationary), less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(m)   **Investment properties**

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)   **Inventories**

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2024 and 2023, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o)   **Impairment of non-financial assets**

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(o)   **Impairment of non-financial assets (continued)**

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.

(p)   **Employee benefits**

(i)   *Short-term obligations*

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)   *Post-employment benefits*

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits ("IAS 19"). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days' pay up to a maximum full TL 35.1 as at 31 December 2024 (31 December 2023: TL 23.5), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2023 is 2.2% (31 December 2023: 2.5%).

(iii)   *Share-based payments*

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(iv)   *Personnel bonus*

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v)   *Defined contribution plans*

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(q)   Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(r)   Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it transfers services to its customer because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. For certain contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

With respect to contract liability, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

- The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
- The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(r)   Revenue (continued)

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction. Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered.

The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Instalment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the installments to be collected from the subscribers and recognizes "contracted receivables" (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as "undue assigned contracted receivables" in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as "receivables from subscribers". The Group collects the contracted receivables in installments during the contract period and recognize revenue for the handset, based on the gross versus net presentation criteria explained at note (d).

The Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group also generate revenue from mobile payment services, classified as revenue from financial services, provided by Turkcell Odeme. The revenue mainly consists of commission income from mobile payment activities, and recognized when customers use the service, make transactions and the service provided.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Call center revenues are recognized at the time services are rendered during the contractual period.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(s)   **Revenue (continued)**

When one of the parties performs the contract, based on the relationship between the Group's performance and the customer's payment, the Group recognizes the contract as either a contract asset or a contract liability in the financial position statement. The Group presents its unconditional rights to the consideration as a receivable separately. Before transferring a good or service to the customer, if the customer is required to pay the consideration or the Group has an unconditional right to receive the consideration (in other words, has a receivable), the Group recognizes the contract as a contract liability on the date the payment is made or the payment due date (whichever is earlier). A contract liability represents the Group's obligation to transfer goods or services to the customer in exchange for the consideration that it has received (or has the right to collect) from the customer. In cases where the Group performs its obligation by transferring goods or services to the customer before the customer makes the payment or before the payment due date, the Group recognizes the contract as a contract asset (excluding amounts presented as receivables). A contract asset represents the Group's right to receive the consideration for the goods or services it has transferred to the customer. The Group evaluates the contract asset for impairment in accordance with IFRS 9. The impairment of a contract asset is measured, presented, and disclosed according to the same principles as a financial asset under IFRS 9.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(t)   **Income taxes**

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax exemptions for capital investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(u)   **Earnings per share**

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share ("EPS") are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as "Basic and diluted EPS".

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing "Bonus share" to shareholders from retained earnings. In computing earnings per share, such "Bonus share" distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(v)   **Non-current assets held for sale and discontinued operations**

On 29 December 2023, the Group publicly announced the decision of its Board of Directors to sell Lifecell, UkrTower and Global LLC, which as a whole represent Ukrainian geography operations. The sale of Ukrainian operations is expected to be completed within a year from the reporting date.

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of Ukrainian operations are presented at carrying amounts, as carrying amount is lower than fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Ukrainian operations are presented as a discontinued operation and were classified as held for sale since it represents a separate major geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(w)   **Equity**

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(x)   **Dividends**

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(y)   **Leases**

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

- The contract involved the use of an identified asset - this may be specified explicitly or implicitly;
- The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
- The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
- The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;
    - The Group has the right to operate the asset or,
    - The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

- Amount of the initial measurement of the lease liability,
- Any lease payments made at or before the commencement date, less any lease incentives received,
- Any initial direct costs incurred by the Group and
- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group's incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(x) **Leases (continued)**

- Fixed payments, including in-substance fixed payments,
- Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,
- Amounts expected to be payable under a residual value guarantee and
- The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

- The modification increases the scope of the lease by adding the right to use one or more underlying assets and
- The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(y) **New standards and interpretations**

i) **The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:**

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity's right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period ("future covenants"), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments also clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments must be applied retrospectively in accordance with IAS 8.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. In applying requirements of IFRS 16 under "Subsequent measurement of the lease liability" heading after the commencement date in a sale and leaseback transaction, the seller lessee determines 'lease payments' or 'revised lease payments' in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining 'lease payments' that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The amendments did not have a significant impact on the financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(y) New standards and interpretations (continued)

i) The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows: (continued)

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity's liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose.

The amendments did not have a significant impact on the financial position or performance of the Group.

ii) Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the interim condensed consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(y) New standards and interpretations (continued)

ii) Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognised on the 'settlement date'. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

- *IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter:* These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.
- *IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition:* The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.
- *IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price:* IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price".
- *IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent':* The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.
- *IAS 7 Statement of Cash Flows – Cost Method:* The amendments remove the term of "cost method" following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group's consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(y)   **New standards and interpretations (continued)**

    ii)   **Standards, amendments and interpretations that are issued but not yet effective: (continued)**

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the "own use" requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the 'own use' requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(y)   **New standards and interpretations (continued)**

    iii)   **The amendments which are effective immediately upon issuance**

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments.

Based on management's assessments, as of 31 December 2024, the amendments due to Pillar Two did not have an impact on its consolidated financial statements. However, the Company will continue to monitor upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.   Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to TL 17,777,962, was received by the Group in accordance with the share purchase agreement.

Assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at 31 December 2023:

	31 December 2023
Assets	
Property, plant and equipment	8,370,924
Right-of-use assets	1,916,539
Intangible assets	4,764,218
Trade receivables	389,675
Deferred tax assets	1,899,846
Other non current asset	219,127
Financial assets at amortized cost	1,062,879
Cash and cash equivalents	5,800,335
Other current asset	273,558
Assets held for sale	**24,697,101**
Liabilities	
Borrowings	6,532,277
Employee benefit obligations	50,143
Current tax liabilities	6,064
Trade and other payables	1,287,061
Other non current liabilities	7,705
Deferred revenue	25,705
Contract liabilities	664,495
Provisions	562,371
Liabilities directly associated with the assets held for sale	**9,135,821**
Net assets directly associated with disposal group	**15,561,280**
Amounts included in accumulated OCI:	
Foreign currency translation reserve	8,865,132
Reserve of disposal group classified as held for sale	**8,865,132**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3.   Discontinued operations (continued)
The profit or loss and cash flow statements of disposal group are as follows:

	1 January-9 September 2024	1 January-31 December 2023	1 January-31 December 2022
Revenue	7,397,469	11,170,614	11,436,893
Cost of revenue	(2,729,496)	(6,877,968)	(8,187,441)
Gross profit	**4,667,973**	**4,292,646**	**3,249,452**
Selling and marketing expenses	(428,437)	(640,822)	(642,087)
Administrative expenses	(272,194)	(367,032)	(373,746)
Other operating income/(expense), net	25,793	278,344	220,028
Operating profit	**3,993,135**	**3,563,136**	**2,453,647**
Net finance costs / income	(65,907)	(297,796)	(1,058,857)
Profit before income tax	**3,927,228**	**3,265,340**	**1,394,790**
Tax benefit /(expense)	(320,457)	(421,547)	(178,587)
Profit for the year from discontinued operations	**3,606,771**	**2,843,793**	**1,216,203**
Gain on sale of disposal of subsidiaries	8,821,192	-	-
Total	**12,427,963**	**2,843,793**	**1,216,203**

The net cash flows incurred by the disposal group are, as follows:

	9 September 2024	31 December 2023	31 December 2022
Cash flows from operating activities	2,896,417	7,043,237	5,951,420
Cash flows from/(used in) investing activities	411,906	(2,660,062)	(4,567,695)
Cash flows (used in)/ from financing activities	(3,537,035)	(1,193,887)	(1,134,367)
Net cash (outflow)/inflow	**(228,712)**	**3,189,288**	**249,358**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

3. Discontinued operations (continued)

The carrying amounts of assets and liabilities as of 9 September 2024 as follows:

Assets	**9 September 2024**
Property, plant and equipment	7,640,376
Right-of-use assets	2,465,789
Intangible assets	3,908,724
Trade receivables	377,483
Deferred tax assets	1,094,417
Cash and cash equivalent	4,058,620
Other assets	444,975
Assets directly associated with the assets held for sale	**19,990,384**
Liabilities	
Borrowings	2,461,113
Trade and other payables	1,141,715
Provisions	370,759
Other liabilities	822,161
Liabilities directly associated with the assets held for sale	**4,795,748**
Net assets directly associated with disposal group	**15,194,636**

Details of the sale of the disposal group as follows:

Consideration received:	
Cash received	*17,777,962*
Deferred payment	*677,553*
Total disposal consideration	**18,455,515**
Carrying amount of net assets sold	*(15,194,636)*
Reclassification of foreign currency translation reserve	*5,560,313*
Gain on sale of disposal of subsidiary	**8,821,192**

The Company's main discontinued operations are through a subsidiary whose functional currency, is not hyper inflationary. Therefore, the net assets and liabilities related to discontinued operations as of 9 September 2024, as well as the consideration from the sale, reflect amounts converted at the exchange rate of that date and are not expressed in terms of the purchasing power of the Turkish Lira as of 31 December 2024. The profit or loss statement and cash flow information for the current period reflect amounts that are converted at the average exchange rate or the exchange rate at the transaction date, in line with general practice. Comparative amounts for discontinued operations are presented in terms of the purchasing power of the Turkish Lira as of 31 December 2024, which is consistent with the presentation of foreign subsidiaries.

Lifecell has recognized a deferred tax asset amounting to TL 1,699,803 as of 31 December 2023 (31 December 2022: TL 1,511,666). The aforementioned tax losses are unlimited in duration. In determining the amount of the deferred tax asset that can be used, the Group has used the business plans for the following years, and it has been assessed that the accumulated losses will be utilized within 4 years as of 31 December 2023.

4. Financial risk management

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

4. Financial risk management (continued)

The Group's risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group's operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortized cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties, if necessary, in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group's subscribers. The Group's exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets. The receivables from financial sector activities consist of contractual assignments from subscribers related to consumer financing activities of Turkcell Finansman, receivables related to payment services and electronic money services of Turkcell Ödeme and Paycell LLC, and receivables related to insurance agency services of Turkcell Sigorta. These receivables are accounted for using the effective interest rate method at amortized cost.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group's policy is to provide financial guarantees only to subsidiaries. At 31 December 2024, guarantees of TL11,164,743 were outstanding (31 December 2023: TL 12,758,470).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 4,602,532 (31 December 2023: TL 6,086,542) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

4.   Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i)   *Foreign exchange risk*

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company's foreign exchange risk is disclosed in Note 35.

(ii)   *Interest rate risk*

The Group's exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury's policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group's borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- Considering the Group's 'Possible' requirements, the USD LIBOR interest rate on which its hedging liabilities are based has not changed as a result of the IBOR reform.

- As a result of the IBOR reform, the USD LIBOR interest rate, on which the cash flows of the debt for hedging purposes are carried out, and the swap interest rate on which the hedging transactions are based, have not changed as a result of the IBOR reform.

- The group has not retroactively changed its cash flow hedging reserve for the period expected for the implementation of the reforms.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

5.   Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. ("Turkcell Superonline"), Turkcell Satis A.S's ("Turkcell Satis") digital business services, Turkcell Dijital Is Servisleri A.S. ("Turkcell Dijital"), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. ("Turkcell Global Bilgi"), Turktell Bilisim Servisleri A.S. ("Turktell"), Atmosware Teknoloji Egitim ve Danismanlik A.S ("Atmosware Teknoloji"), Turkcell Teknoloji Arastirma ve Gelistirme A.S. ("Turkcell Teknoloji"), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. ("Ultia"), Kule Hizmet ve Isletmecilik A.S. ("Global Tower"), Rehberlik Hizmetleri Servisi A.S. ("Rehberlik"), Turkcell Gayrimenkul Hizmetleri A.S. ("Turkcell Gayrimenkul"), Lifecell Dijital Servisler ve Cozumler A.S. ("Lifecell Dijital Servisler"), Lifecell Bulut Cozumleri A.S. ("Lifecell Bulut"), Lifecell TV Yayin ve Icerik Hizmetleri A.S. ("Lifecell TV"), Lifecell Muzik Yayin ve Iletim A.S. ("Lifecell Muzik") and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. ("BiP A.S.").

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network ("BeST"), Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), East Asian Consortium B.V. ("Eastasia"), Lifecell Ventures Cooperatief U.A ("Lifecell Ventures"), Lifetech LLC ("Lifetech"), Beltower LLC ("Beltower"), Lifecell Digital Limited ("Lifecell Digital"), Yaani Digital BV ("Yaani") and BiP Digital Communication Technologies B.V ("BiP B.V.").

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. ("Dijital Egitim"). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis's other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5.   Segment information (continued)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	143,771,701	132,760,385	4,014,854	3,790,933	8,633,753	6,596,195	13,443,380	14,671,415	(3,192,324)	(3,165,897)	166,671,364	154,653,031
Inter-segment revenue	(1,242,115)	(1,129,650)	(138,877)	(218,173)	(816,397)	(599,563)	(994,935)	(1,218,511)	3,192,324	3,165,897	-	-
Revenues from external customers	142,529,586	131,630,735	3,875,977	3,572,760	7,817,356	5,996,632	12,448,445	13,452,904	-	-	166,671,364	154,653,031
Adjusted EBITDA	66,447,440	58,709,420	1,473,181	1,404,598	2,174,255	2,320,938	152,667	1,281,881	(445,533)	(367,600)	69,802,010	63,349,237
IFRS 9 impairment loss provision	(816,347)	(1,328,887)	(5,361)	(8,742)	(198,699)	(118,363)	(823)	417	-	-	(1,021,230)	(1,455,575)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total segment revenue	132,760,385	112,545,775	3,790,933	3,859,327	6,596,195	5,118,775	14,671,415	19,575,574	(3,165,897)	(6,124,292)	154,653,031	134,975,159
Inter-segment revenue	(1,129,650)	(599,381)	(218,173)	(344,930)	(599,563)	(382,373)	(1,218,511)	(4,797,608)	3,165,897	6,124,292	-	-
Revenues from external customers	131,630,735	111,946,394	3,572,760	3,514,397	5,996,632	4,736,402	13,452,904	14,777,966	-	-	154,653,031	134,975,159
Adjusted EBITDA	58,709,420	47,313,804	1,404,598	1,286,695	2,320,938	2,525,944	1,281,881	1,874,517	(367,600)	(147,166)	63,349,237	52,853,794
IFRS 9 impairment loss provision	(1,328,887)	(804,984)	(8,742)	(7,223)	(118,363)	(82,785)	417	(3,012)	-	-	(1,455,575)	(898,004)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

5.   Segment information (continued)

	31 December 2024	31 December 2023	31 December 2022
Profit for the period	**11,086,899**	**15,250,110**	**8,715,404**
Add/(Less):			
Income tax expense	4,866,033	(6,750,994)	(4,021,332)
Finance income	(10,378,433)	(18,283,669)	(5,714,055)
Finance costs	17,025,890	28,777,024	17,252,049
Other income	(251,419)	(1,274,549)	(503,315)
Other expenses	2,577,904	8,154,995	2,031,367
Monetary (gain) loss	(5,850,537)	(5,510,752)	(11,214,047)
Depreciation and amortization	47,563,030	45,189,101	47,061,700
Share of loss/(gain) of equity accounted investees	3,162,643	(2,202,029)	(753,977)
Consolidated adjusted EBITDA	**69,802,010**	**63,349,237**	**52,853,794**

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2024	31 December 2023	31 December 2022
Revenues			
Turkiye	162,795,387	151,080,271	131,460,764
Belarus	2,176,452	1,999,047	2,223,565
Turkish Republic of Northern Cyprus	1,663,255	1,527,751	1,234,531
Netherlands	36,270	45,962	56,299
	166,671,364	**154,653,031**	**134,975,159**

	31 December 2024	31 December 2023
Non-current assets		
Turkiye	225,084,618	202,561,786
Belarus	1,067,959	1,077,448
Turkish Republic of Northern Cyprus	2,474,577	4,400,398
Unallocated non-current assets	1,955,829	641,252
	230,582,983	**208,680,884**

Prior to classification to asset held for sale and discontinued operations, Ukrainian entities revenues and non-current assets were presented within above tables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6.   Revenue

	Turkcell Turkiye 2024	Turkcell Turkiye 2023	Turkcell International 2024	Turkcell International 2023	Techfin 2024	Techfin 2023	Other 2024	Other 2023	Intersegment Eliminations 2024	Intersegment Eliminations 2023	Consolidated 2024	Consolidated 2023
Telecommunication services	137,233,847	124,213,915	3,644,353	3,300,434	-	-	-	-	(215,323)	(289,815)	140,662,877	127,224,534
Equipment revenues	4,915,963	7,192,829	205,107	264,350	-	-	8,717,473	9,118,647	(110,063)	(124,245)	13,728,480	16,451,581
Revenue from financial services	-	-	-	-	8,633,753	6,596,195	-	-	(816,396)	(599,563)	7,817,357	5,996,632
Other	1,621,891	1,353,641	165,394	226,149	-	-	4,725,907	5,552,768	(2,050,542)	(2,152,274)	4,462,650	4,980,284
Total	**143,771,701**	**132,760,385**	**4,014,854**	**3,790,933**	**8,633,753**	**6,596,195**	**13,443,380**	**14,671,415**	**(3,192,324)**	**(3,165,897)**	**166,671,364**	**154,653,031**

	Turkcell Turkiye 2023	Turkcell Turkiye 2022	Turkcell International 2023	Turkcell International 2022	Techfin 2023	Techfin 2022	Other 2023	Other 2022	Intersegment Eliminations 2023	Intersegment Eliminations 2022	Consolidated 2023	Consolidated 2022
Telecommunication services	124,213,915	105,968,139	3,300,434	3,286,225	-	-	-	-	(289,815)	(247,076)	127,224,534	109,007,288
Equipment revenues	7,192,829	5,947,208	264,350	255,552	-	-	9,118,647	9,943,083	(124,245)	(55,958)	16,451,581	16,089,885
Revenue from financial services	-	-	-	-	6,596,195	5,118,775	-	-	(599,563)	(382,372)	5,996,632	4,736,403
Other	1,353,641	630,428	226,149	317,550	-	-	5,552,768	9,632,491	(2,152,274)	(5,438,886)	4,980,284	5,141,583
Total	**132,760,385**	**112,545,775**	**3,790,933**	**3,859,327**	**6,596,195**	**5,118,775**	**14,671,415**	**19,575,574**	**(3,165,897)**	**(6,124,292)**	**154,653,031**	**134,975,159**

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 4,167,844, TL 2,922,027 and TL 2,232,764, for the years ended 31 December 2024, 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

6.   Revenue (continued)

31 December 2024

	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	**137,233,847**	**3,644,353**	**-**	**-**	**(215,323)**	**140,662,877**
At a point in time	*887,950*	*72,178*	*-*	*-*	*-*	*960,128*
Over time	*136,345,897*	*3,572,175*	*-*	*-*	*(215,323)*	*139,702,749*
Equipment Related	**4,915,963**	**205,107**	**-**	**8,717,473**	**(110,063)**	**13,728,480**
At a point in time	*4,281,719*	*205,107*	*-*	*8,717,473*	*(110,063)*	*13,094,236*
Over time	*634,244*	*-*	*-*	*-*	*-*	*634,244*
Revenue from financial operation	**-**	**-**	**8,633,753**	**-**	**(816,396)**	**7,817,357**
At a point in time	*-*	*-*	*4,347,028*	*-*	*(751,860)*	*3,595,168*
Over time	*-*	*-*	*4,286,725*	*-*	*(64,536)*	*4,222,189*
Other	**1,621,891**	**165,394**	**-**	**4,725,907**	**(2,050,542)**	**4,462,650**
At a point in time	*4,714*	*37,084*	*-*	*329,063*	*(3,650)*	*367,211*
Over time	*1,617,177*	*128,310*	*-*	*4,396,844*	*(2,046,892)*	*4,095,439*
Total	**143,771,701**	**4,014,854**	**8,633,753**	**13,443,380**	**(3,192,324)**	**166,671,364**
At a point in time	*5,174,383*	*314,369*	*4,347,028*	*9,046,536*	*(865,573)*	*18,016,743*
Over time	*138,597,318*	*3,700,485*	*4,286,725*	*4,396,844*	*(2,326,751)*	*148,654,621*

31 December 2023

	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	**124,213,915**	**3,300,434**	**-**	**-**	**(289,815)**	**127,224,534**
At a point in time	*2,102,697*	*96,637*	*-*	*-*	*(152)*	*2,199,182*
Over time	*122,111,218*	*3,203,797*	*-*	*-*	*(289,663)*	*125,025,352*
Equipment Related	**7,192,829**	**264,350**	**-**	**9,118,647**	**(124,245)**	**16,451,581**
At a point in time	*6,451,674*	*264,350*	*-*	*9,118,647*	*(124,245)*	*15,710,426*
Over time	*741,155*	*-*	*-*	*-*	*-*	*741,155*
Revenue from financial operation	**-**	**-**	**6,596,195**	**-**	**(599,563)**	**5,996,632**
At a point in time	*-*	*-*	*3,211,743*	*-*	*(543,020)*	*2,668,723*
Over time	*-*	*-*	*3,384,452*	*-*	*(56,543)*	*3,327,909*
Other	**1,353,641**	**226,149**	**-**	**5,552,768**	**(2,152,274)**	**4,980,284**
At a point in time	*543*	*45,013*	*-*	*167,627*	*(75)*	*213,108*
Over time	*1,353,098*	*181,136*	*-*	*5,385,141*	*(2,152,199)*	*4,767,176*
Total	**132,760,385**	**3,790,933**	**6,596,195**	**14,671,415**	**(3,165,897)**	**154,653,031**
At a point in time	*8,554,914*	*406,000*	*3,211,743*	*9,286,274*	*(667,492)*	*20,791,439*
Over time	*124,205,471*	*3,384,933*	*3,384,452*	*5,385,141*	*(2,498,405)*	*133,861,592*

31 December 2022

	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	**105,968,139**	**3,286,225**	**-**	**-**	**(247,076)**	**109,007,288**
At a point in time	*911,193*	*113,330*	*-*	*-*	*(331)*	*1,024,192*
Over time	*105,056,946*	*3,172,895*	*-*	*-*	*(246,745)*	*107,983,096*
Equipment Related	**5,947,208**	**255,552**	**-**	**9,943,083**	**(55,958)**	**16,089,885**
At a point in time	*5,308,868*	*255,552*	*-*	*9,943,083*	*(55,958)*	*15,451,545*
Over time	*638,340*	*-*	*-*	*-*	*-*	*638,340*
Revenue from financial operation	**-**	**-**	**5,118,775**	**-**	**(382,372)**	**4,736,403**
At a point in time	*-*	*-*	*2,341,457*	*-*	*(382,360)*	*1,959,097*
Over time	*-*	*-*	*2,777,318*	*-*	*(12)*	*2,777,306*
Other	**630,428**	**317,550**	**-**	**9,632,491**	**(5,438,886)**	**5,141,583**
At a point in time	*17,101*	*9,700*	*-*	*96,573*	*(13,143)*	*110,231*
Over time	*613,327*	*307,850*	*-*	*9,535,918*	*(5,425,743)*	*5,031,352*
Total	**112,545,775**	**3,859,327**	**5,118,775**	**19,575,574**	**(6,124,292)**	**134,975,159**
At a point in time	*6,237,162*	*378,582*	*2,341,457*	*10,039,656*	*(451,792)*	*18,545,065*
Over time	*106,308,613*	*3,480,745*	*2,777,318*	*9,535,918*	*(5,672,500)*	*116,430,094*

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

7.   Other income and expense

Recognized in the statement of profit or loss:

	31 December 2024	31 December 2023	31 December 2022
Depositary reimbursement	88,917	157,173	150,923
Insurance compensation	-	395,371	-
Income from equipment donations	-	296,042	-
Rent income	8,979	38,271	55,932
Non-interest income from banks	-	1,287	24,824
Other	153,523	386,405	271,636
Other income	**251,419**	**1,274,549**	**503,315**
Revaluation tax expense	-	(2,166)	(599,665)
Distributor restructuring cost (**)	(1,207,319)	-	-
Donation expenses (*)	(734,465)	(5,659,025)	(386,734)
Litigation expenses	(155,435)	(1,065,903)	(225,257)
Loss on cancellation of lease contract	(222,958)	(211,606)	(248,920)
Loss on sale of fixed assets	(35,598)	(23,072)	(51,257)
Restructuring cost	(38,248)	(668,099)	(17,494)
Other	(183,881)	(525,124)	(502,040)
Other expense	**(2,577,904)**	**(8,154,995)**	**(2,031,367)**

(*) The donation expenses mainly relate to the donation payment made on 6 February 2023, following the devastating earthquake disaster centered in Kahramanmaraş. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board's decision dated 9 February 2023.
(**) Expenses resulting from company's restructuring of distributors across Turkey, the number of distributors has been reduced from two to one.

8.   Employee benefit expenses

	31 December 2024	31 December 2023	31 December 2022
Wages and salaries (*)	26,106,217	19,977,254	13,992,302
Defined benefit plan (**)	374,072	442,776	200,457
Defined contribution plans	95,366	109,007	152,990
	26,575,655	**20,529,037**	**14,345,749**

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of defined benefit plans for the years ended 31 December 2024, 2023 and 2022 amounting to TL 176,940, TL 216,217 and TL 2,634,729 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

9.   Finance income and costs

Recognized in the statement of profit or loss:

	31 December 2024	31 December 2023	31 December 2022
Interest income	7,539,961	4,502,121	3,070,183
Income from financial assets carried at fair value	1,706,465	6,648,585	2,510,355
Cash flow hedges – reclassified to profit or loss (*)	-	4,746,542	-
Net fair value gains on derivative financial instruments and interest	-	1,652,279	-
Other	1,132,007	734,142	133,517
Finance income	**10,378,433**	**18,283,669**	**5,714,055**
Net foreign exchange losses	(3,753,432)	(20,236,739)	(10,330,380)
Net interest expenses for financial assets and liabilities measured at amortized cost	(11,456,857)	(8,427,797)	(6,164,873)
Net fair value losses on derivative financial instruments and interest	(1,148,598)	-	(9,501,159)
Cash flow hedges – reclassified to profit or loss (*)	(613,555)	-	9,028,985
Other	(53,448)	(112,488)	(284,622)
Finance costs	**(17,025,890)**	**(28,777,024)**	**(17,252,049)**
Monetary gain (loss)	5,850,537	5,510,752	11,214,047
Net finance costs	**(796,920)**	**(4,982,603)**	**(323,947)**

(*) Reclassification adjustments relating to cash flow hedge are TL 142,580, TL 5,317,587 and TL 10,292,928 and reclassification adjustments relating to cost of hedging reserve are TL (756,135), TL (571,045) and TL (1,263,943) for the years ended 31 December 2024, 2023, 2022 respectively.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income on financial assets measured at amortized cost and fair value through other comprehensive income and interest expense on financial liabilities measured at amortized cost amounting to TL 1,662,613, TL (13,119,470), TL 1,116,928, TL (9,544,725), and TL 1,767,578, TL (7,932,451) for the years ended 31 December 2024, 2023 and 2022, respectively.

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 11,389,863, TL (15,143,295), TL 30,445,505 TL (50,682,245) and TL 22,785,893, TL (33,116,273) for the years ended 31 December 2024, 2023 and 2022, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.   **Income tax expense**

	31 December 2024	31 December 2023	31 December 2022
Current income tax expense	(3,302,541)	(986,192)	(1,248,214)
Deferred income tax expense	(1,563,492)	7,737,186	5,269,546
Total income tax expense	**(4,866,033)**	**6,750,994**	**4,021,332**

Income tax relating to each component of other comprehensive income

31 December 2024	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	(7,293,767)	-	(7,293,767)
Change in cash flow hedge reserve	(514,553)	122,397	(392,156)
Change in cost of hedging reserve	1,511,265	(377,816)	1,133,449
Fair value reserve	100,930	(25,233)	75,697
Hedges of net investments in foreign operations	1,632,047	(408,012)	1,224,035
Remeasurements of defined benefit plan	(176,940)	44,177	(132,763)
	(4,741,018)	**(644,487)**	**(5,385,505)**

31 December 2023	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	4,129,565	(708,985)	3,420,580
Change in cash flow hedge reserve	2,271,364	36,819	2,308,183
Change in cost of hedging reserve	(562,159)	395,647	(166,512)
Fair value reserve	215,993	(7,961)	208,032
Hedges of net investments in foreign operations	(3,382,331)	1,705,773	(1,676,558)
Remeasurements of defined benefit plan	(216,218)	219,713	3,495
	2,456,214	**1,641,006**	**4,097,220**

31 December 2022	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	(1,080,920)	(1,280,907)	(2,361,827)
Change in cash flow hedge reserve	3,301,693	(129,706)	3,171,987
Change in cost of hedging reserve	(3,133,985)	626,797	(2,507,188)
Fair value reserve	(176,141)	51,959	(124,182)
Hedges of net investments in foreign operations	(752,112)	635,461	(116,651)
Remeasurements of defined benefit plan	(2,634,730)	525,362	(2,109,368)
	(4,476,195)	**428,966**	**(4,047,229)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.   **Income tax expense (continued)**

Reconciliation of income tax expense

	31 December 2024	31 December 2023	31 December 2022
Profit from continuing operations before income tax expense	15,952,932	8,499,116	4,694,072
Profit before income tax expense	**15,952,932**	**8,499,116**	**4,694,072**
Tax at the Turkiye's tax rate	(3,988,233)	(2,124,779)	(1,079,637)
Difference in overseas tax rates	110,336	147,241	211,550
Effect of exemptions (*)	3,130,417	2,849,329	1,793,820
Effect of amounts which are not deductible and permanent differences	3,544,601	(909,418)	(633,510)
Change in unrecognized deferred tax assets (**)	(3,242,154)	308,452	(333,765)
Adjustments for current tax of prior years	(50,230)	120,388	23,038
Effect of increase in corporate tax rate in Turkiye	-	(1,540,146)	560,340
Tax effect of investment in associate and joint venture	546,025	(592,708)	(112,923)
Tax effect of Law No 7440 (***)	-	(407,988)	-
Inflation adjustments	(4,847,375)	8,895,367	3,597,035
Other	(69,420)	5,256	(4,616)
Total income tax expense	**(4,866,033)**	**6,750,994**	**4,021,332**

(*) Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.

(**) Net deferred tax assets not reflected in the statement of financial position mainly consist of unused current period losses on which no deferred tax asset has been recognized.

(***) In accordance with the Law No. 7440 on the "Restructuring of Certain Receivables and Amending Certain Laws" published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that was submitted as of 1 October 2023 but it is applied for the annual taxable income.

Previously, corporate tax rates in Türkiye were 23% for the year 2022 and 25% for the year 2021. These corporate rates were enacted with a temporary article that was added to the Turkiye's Corporate Tax Law No. 5220 on 22 April 2021. This Law increased the corporate tax rate under Corporate Tax Law from 20% to 25% for the tax year 2021 and to 23% for the tax year 2022. Based on this Law, corporate tax rate would continue with 20% starting 1 January 2023 so as of 31 December 2021 and 2022, for temporary difference that are expected to be reversed in 2023 onwards 20% tax rate was used to recognised deferred taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

10.   Income tax expense (continued)

In addition, with the publication of the Law No. 7394 in the Official Gazette on 15 April 2022, corporate tax rates of banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies has been permanently increased to 25%, which became effective immediately for 2022 annual taxable income.In accordance with the "General Communiqué on Tax Procedure Law No: 555" published in the Official Gazette on 30 December 2023 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the (tax base) financial statements of the entities operating in Turkiye should be subject to inflation adjustment as of 31 December 2023. The inflation adjusted (tax base) financial statements will constitute an opening balance sheet base for tax returns to be prepared starting from 1 January 2024 and opening balance sheet inflation effects will not be taken into consideration in the calculation of 2023 corporate tax charge

In Turkiye, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of "disguised profit distribution via transfer pricing". The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers made these expenditures exclusively for new technology and information researches.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 10% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax. Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

75% of the gains from the sale of equity shares held by corporations for at least two years, as well as founder shares, usufructuary rights, and pre-emptive rights held for the same period, are exempt from corporate tax. 50% of the gains from the sale of immovable properties held in the assets of corporations for two years are also exempt from corporate tax. With the publication of Law No. 7456 in the Official Gazette on 15 July 2023, the rate has been reduced to 25% for immovable properties held in the assets before 15 July 2023, and the exemption application has been terminated for real estate acquired after 15 July 2023. To benefit from the exemption, the gain must be kept in a fund account on the liabilities side and not withdrawn from the business for 5 years. The sale price must be collected by the end of the second calendar year following the sale.

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

11.   Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2024, 2023 and 2022 is as follows:

Cost of revenue:

	31 December 2024	31 December 2023	31 December 2022
Depreciation and amortization (*)	(47,563,030)	(45,189,101)	(47,061,700)
Cost of goods sold	(12,182,412)	(15,441,587)	(15,521,569)
Share of Turkish Treasury	(14,821,032)	(13,413,178)	(11,247,895)
Employee benefit expenses	(15,414,658)	(12,196,530)	(8,670,401)
Interconnection and termination expenses	(4,491,621)	(5,710,941)	(7,495,929)
Energy expenses	(4,464,183)	(5,308,700)	(6,598,219)
Radio expenses	(2,090,696)	(1,976,264)	(1,436,111)
Frequency expenses	(5,440,768)	(4,944,635)	(4,122,272)
Transmission expenses	(1,925,475)	(2,115,653)	(2,216,304)
Roaming expenses	(1,513,595)	(1,638,439)	(1,584,388)
Universal service fund	(1,953,063)	(1,793,768)	(1,566,928)
Cost of revenue from financial services (**)	(4,501,493)	(2,672,321)	(1,538,422)
Maintenance and repair expenses	(1,194,426)	(1,063,895)	(1,058,016)
Internet expense	(1,507,043)	(1,712,690)	(1,808,639)
Datacenter expenses	(13,386)	(59,857)	(948,903)
Others	(6,465,733)	(6,644,163)	(5,054,225)
	(125,542,614)	**(121,881,722)**	**(117,929,921)**

(*) As at 31 December 2024, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 606,930 (31 December 2023: TL 471,929 and 31 December 2022: TL 367,739).

(**) As at 31 December 2024, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 330,210 (31 December 2023: TL 269,069 and 31 December 2022: TL 190,993).

Selling and marketing expenses:

	31 December 2024	31 December 2023	31 December 2022
Employee benefit expenses	(5,837,216)	(4,532,805)	(3,045,683)
Marketing expenses	(4,133,666)	(2,843,881)	(2,598,652)
Selling expenses	(527,125)	(442,832)	(524,475)
Others	(450,671)	(384,584)	(462,208)
	(10,948,678)	**(8,204,102)**	**(6,631,018)**

Administrative expenses:

	31 December 2024	31 December 2023	31 December 2022
Employee benefit expenses	(4,993,571)	(3,530,633)	(2,438,672)
Consultancy expenses	(327,385)	(297,541)	(329,147)
Service expenses	(266,841)	(227,629)	(198,849)
Maintenance and repair expenses	(105,056)	(103,594)	(126,193)
Collection expenses	(301,800)	(186,048)	(130,001)
Travel and entertainment expenses	(172,857)	(120,415)	(90,750)
Utility expenses	(9,548)	(11,558)	(56,895)
Others	(742,804)	(474,078)	(353,615)
	(6,919,862)	**(4,951,496)**	**(3,724,122)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

11.   Expenses by nature (continued)

Net impairment losses on financial and contract assets:

	31 December 2024	31 December 2023	31 December 2022
Net impairment losses on financial and contract assets	(1,021,230)	(1,455,575)	(898,004)
	(1,021,230)	**(1,455,575)**	**(898,004)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

12.   Property, plant and equipment

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Asset Held for Sale	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2024
Network infrastructure (All operational)	262,524,269	6,661,908	(6,928,047)	14,215,645	-	-	-	(1,652,429)	274,821,346
Land and buildings	16,554,828	1,575,790	(32,410)	3,071,341	-	-	-	(230,093)	20,939,456
Equipment, fixtures and fittings	17,282,003	1,741,655	(709,955)	409,490	-	-	-	(654,412)	18,068,781
Motor vehicles	272,091	15,630	(25,244)	-	-	-	-	(7,786)	254,691
Leasehold improvements	5,463,625	74,651	(1,114)	22,109	-	-	-	(195)	5,559,076
Electricity production power plant	489,643	4,546	-	-	-	-	-	19	494,208
Construction in progress	3,520,523	19,287,242	(83,315)	(17,682,695)	-	-	-	(25,189)	5,016,566
Total	**306,106,982**	**29,361,422**	**(7,780,085)**	**35,890**	**-**	**-**	**-**	**(2,570,085)**	**325,154,124**
Accumulated depreciation									
Network infrastructure (All operational)	183,042,029	17,105,348	(5,638,083)	-	-	16,611	-	(2,466,196)	192,059,709
Land and buildings	4,127,782	775,368	-	-	-	-	-	(125,484)	4,777,666
Equipment, fixtures and fittings	17,521,935	1,832,636	(153,228)	-	-	2	-	(1,162,731)	18,038,614
Motor vehicles	257,078	26,288	(22,177)	-	-	-	-	(43,147)	218,042
Leasehold improvements	4,905,519	443,277	(21)	-	-	-	-	1,467	5,350,242
Electricity production power plant	23,833	25,321	-	-	-	-	-	34,953	84,107
Total	**209,878,176**	**20,208,238**	**(5,813,509)**	**-**	**-**	**16,613**	**-**	**(3,761,138)**	**220,528,380**
Net book value	**96,228,806**	**9,153,184**	**(1,966,576)**	**35,890**	**-**	**(16,613)**	**-**	**1,191,053**	**104,625,744**

Depreciation expenses for the years ended 31 December 2024 and 2023 amounting to TL 20,224,851 and TL 17,235,704 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Gain from impairment losses reversal on property, plant and equipment for the year ended 31 December 2024 is TL 16,613 and is recognized under depreciation expenses (31 December 2023 impairment loss: TL 35,796).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

12. Property, plant and equipment (continued)

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Asset Held for Sale	Impairment expenses/(reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2023
Network infrastructure (All operational)	272,692,565	7,807,662	(3,963,934)	10,742,609	(21,562,779)	-	-	(3,191,854)	262,524,269
Land and buildings	14,440,765	2,173,950	(32,572)	75,698	(143,545)	-	204,167	(163,635)	16,554,828
Equipment, fixtures and fittings	16,322,521	1,694,639	(257,563)	464,988	(249,176)	-	-	(693,406)	17,282,003
Motor vehicles	250,342	44,319	(12,044)	295	(3,572)	-	-	(7,249)	272,091
Leasehold improvements	5,401,828	102,035	(788)	(3)	(36,366)	-	-	(3,081)	5,463,625
Electricity production power plant (Note 3)	489,643	-	-	-	-	-	-	-	489,643
Construction in progress	5,515,742	10,417,845	(132,938)	(12,038,902)	(529,600)	1,262	-	287,114	3,520,523
Total	**315,113,406**	**22,240,450**	**(4,399,839)**	**(755,315)**	**(22,525,038)**	**1,262**	**204,167**	**(3,772,111)**	**306,106,982**
Accumulated depreciation									
Network infrastructure (All operational)	187,851,459	13,111,126	(3,925,764)	-	(13,834,432)	(34,198)	-	(126,162)	183,042,029
Land and buildings	2,861,457	980,232	(11,903)	-	(101,293)	(316)	163,899	235,706	4,127,782
Equipment, fixtures and fittings	16,022,790	3,057,392	(183,416)	-	(183,352)	(20)	-	(1,191,459)	17,521,935
Motor vehicles	233,069	45,352	(11,428)	-	(2,970)	-	-	(6,945)	257,078
Leasehold improvements	4,886,988	52,718	-	-	(32,067)	-	-	(2,120)	4,905,519
Electricity production power plant (Note 3)	34,912	24,680	-	-	-	-	-	(35,759)	23,833
Total	**211,890,675**	**17,271,500**	**(4,132,511)**	**-**	**(14,154,114)**	**(34,534)**	**163,899**	**(1,126,739)**	**209,878,176**
Net book value	**103,222,731**	**4,968,950**	**(267,328)**	**(755,315)**	**(8,370,924)**	**35,796**	**40,268**	**(2,645,372)**	**96,228,806**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13. Intangible assets

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Acquisition through business combination	Impairment expenses/(reversals)	Effects of movements in exchange rates	Balance at 31 December 2024
Telecommunication licenses	98,620,686	1,026	(62,746)	-	-	-	14,376	98,573,342
Computer software	149,697,122	10,551,603	(32,933)	292,253	-	-	888,707	161,396,752
Transmission line software	1,520,659	1,119	(506)	-	-	-	17,288	1,538,560
Indefeasible right of usage	1,466,364	110,686	-	-	-	-	-	1,577,050
Brand name	15,547	-	-	-	-	-	(3,402)	12,145
Customer base	56,445	-	-	-	-	-	(6,764)	49,681
Goodwill	588,963	-	-	-	-	-	-	588,963
Subscriber acquisition cost	55,611,955	7,374,968	-	-	-	-	337,050	63,323,973
Electricity production license	964,442	-	-	-	-	-	(93,340)	871,102
Others	1,800,954	282,042	(1,989)	(35,890)	-	-	68,348	2,113,465
Construction in progress	378,599	293,744	(1,632)	(292,253)	-	-	(14,440)	364,018
Total	**310,721,736**	**18,615,188**	**(99,806)**	**(35,890)**	**-**	**-**	**1,207,823**	**330,409,051**
Accumulated amortization								
Telecommunication licenses	69,428,856	5,688,680	(14,921)	-	-	-	159,167	75,261,782
Computer software	115,515,868	8,552,534	(10,454)	-	-	118,174	534,620	124,710,742
Transmission line software	1,506,223	32,121	-	-	-	-	13,617	1,551,961
Indefeasible right of usage	927,884	74,573	(1,369)	-	-	-	(810)	1,000,278
Brand name	14,170	-	-	-	-	-	(11,395)	2,775
Customer base	40,920	631	-	-	-	-	(15,568)	25,983
Subscriber acquisition cost	37,496,661	7,460,472	-	-	-	-	(537,653)	44,419,480
Electricity production license	75,717	43,678	-	-	-	-	17,972	137,367
Others	1,237,399	223,594	(1,764)	-	-	773	(33,681)	1,426,321
Total	**226,243,698**	**22,076,283**	**(28,508)**	**-**	**-**	**118,947**	**126,269**	**248,536,689**
Net book value	**84,478,038**	**(3,461,095)**	**(71,298)**	**(35,890)**	**-**	**(118,947)**	**1,081,554**	**81,872,362**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13. **Intangible assets (continued)**

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Acquisition through business combination	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2023
Telecommunication licenses	101,284,877	5,216,431	(86,334)	262,501	(7,434,755)	-	(622,034)	98,620,686
Computer software	138,268,118	11,418,517	(250,178)	654,440	(1,963,228)	-	1,569,453	149,697,122
Transmission line software	1,488,153	1,403	(5,325)	-	-	-	36,428	1,520,659
Indefeasible right of usage	1,462,116	4,249	-	-	-	-	(1)	1,466,364
Brand name	16,303	77	(71)	271	(886)	-	(147)	15,547
Customer base	70,698	-	-	-	-	-	(14,253)	56,445
Goodwill	606,037	-	-	-	-	(10,361)	(6,713)	588,963
Subscriber acquisition cost	49,237,523	7,263,978	(180,615)	-	(830,279)	-	121,348	55,611,955
Electricity production license	1,024,900	-	-	-	-	-	(60,458)	964,442
Others	1,614,237	238,131	(1,242)	(33,294)	(232)	-	(16,646)	1,800,954
Construction in progress	109,604	536,249	(191,947)	(128,603)	(1,255)	-	54,551	378,599
Total	**295,182,566**	**24,679,035**	**(715,712)**	**755,315**	**(10,230,635)**	**(10,361)**	**1,061,528**	**310,721,736**
Accumulated amortization								
Telecommunication licenses	68,226,836	6,172,793	(6,881)	-	(4,611,507)	-	(352,385)	69,428,856
Computer software	105,290,313	9,277,415	(195,150)	-	(295,352)	22,691	1,415,951	115,515,868
Transmission line software	1,465,803	37,976	(5,325)	-	-	-	7,769	1,506,223
Indefeasible right of usage	837,147	91,395	-	-	-	-	(658)	927,884
Brand name	23,840	94	(30)	-	(491)	-	(9,243)	14,170
Customer base	50,607	2,895	-	-	-	-	(12,582)	40,920
Subscriber acquisition cost	29,407,136	9,214,832	(180,615)	-	(558,856)	-	(385,836)	37,496,661
Electricity production license	14,348	43,555	-	-	-	-	17,814	75,717
Others	1,075,416	188,860	(1,185)	-	(212)	689	(26,169)	1,237,399
Total	**206,391,446**	**25,029,815**	**(389,186)**	**-**	**(5,466,418)**	**23,380**	**654,661**	**226,243,698**
Net book value	**88,791,120**	**(350,780)**	**(326,526)**	**755,315**	**(4,764,217)**	**(33,741)**	**406,867**	**84,478,038**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

13. **Intangible assets (continued)**

Amortization expenses for the years ended 31 December 2024 and 2023 amounting to TL 22,195,230 and TL 25,063,556, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2024 and 2023 are TL 118,947 and TL 33,741, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 3,085,043 for the year ended 31 December 2024 (31 December 2023: TL 2,373,151). Research and development expenses for the years ended 31 December 2024 and 2023 amounting to TL 191,497 and TL 190,994, respectively are recognized in cost of revenue.

The carrying amounts of Turkcell's 2G, 3G and 4.5G licenses are TL 3,764,773, TL 2,620,164 and TL 16,389,670, respectively (31 December 2023: TL 4,650,619, TL 3,275,205 and TL 20,494,839, respectively).

14. **Impairment of non-financial assets**

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset's recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit ("CGU") to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2024, and 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As explained at Note 3, the Company classified Ukrainian CGU as held-for-sale as of 31 December 2023. Prior to classification to assets held for sale, the Company performed an assessment and did not identify an indication of impairment for Ukrainian CGU.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

15. Investment properties

Cost	31 December 2024	31 December 2023
Opening balance	1,716,010	1,920,177
Transfer from property, plant and equipment	-	(204,167)
Closing balance	1,716,010	1,716,010
Accumulated depreciation		
Opening balance	1,510,465	1,661,616
Transfer from property, plant and equipment	-	(163,899)
Depreciation and impairment charges during the year	18,211	12,748
Closing balance	1,528,676	1,510,465
Net book value	187,334	205,545

Depreciation expenses amounting TL 18,211 for the year ended 31 December 2024 (31 December 2023: TL 12,748) are recognized under cost of revenue.

Determination of the fair values of the Group's investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2024 is TL 6,104 (31 December 2023: TL 34,746). There are no direct operating expenses for investment properties during the year ended 31 December 2024 (31 December 2023: None).

15. Investment properties (continued)

The Group's investment properties and their fair values at 31 December 2024 and 2023 are as follows:

31 December 2024	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	195,000	Discounted cash flow
Investment properties in Ankara	-	138,900	-	Market approach
Investment properties in Adana	-	47,000	-	Market approach
Investment properties in Aydın	-	27,000	-	Market approach
Total	**-**	**212,900**	**195,000**	

31 December 2023	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	236,781	Discounted cash flow
Investment properties in Ankara	-	139,614	-	Market approach
Investment properties in Adana	-	35,373	-	Market approach
Investment properties in Aydın	-	23,101	-	Market approach
Total	**-**	**198,088**	**236,781**	

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the "income capitalization" approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the "market approach", a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

16. Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2024 and 31 December 2023 and depreciation and amortization expenses for the years ended 31 December 2024 and 31 December 2023 are as follows:

| | **Tangible** | | | | | | **Intangible** | | | |
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2024	5,581,357	1,839,066	296,117	208,800	324,113	8,249,453	608,681	1,080	609,761	8,859,214
Depreciation and amortization charge for the year	(2,370,122)	(586,709)	(1,270,748)	(316,959)	(303,557)	(4,848,095)	(146,913)	(129,730)	(276,643)	(5,124,738)
Balance at 31 December 2024	5,216,199	1,890,705	251,298	1,580,773	488,143	9,427,118	718,028	28,726	746,754	10,173,872

| | **Tangible** | | | | | | **Intangible** | | | |
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2023	6,703,258	1,647,369	327,389	433,893	485,478	9,597,387	520,448	1,510,871	2,031,319	11,628,706
Depreciation and amortization charge for the year	(3,078,463)	(453,882)	(1,454,769)	(257,664)	(400,579)	(5,645,357)	(115,299)	(244,734)	(360,033)	(6,005,390)
Balance at 31 December 2023	5,581,357	1,839,066	296,117	208,800	324,113	8,249,453	608,681	1,080	609,761	8,859,214

As at 31 December 2024, the Company has additions to right-of-use assets amounting to TL 6,841,866 (31 December 2023: TL 5,761,599) and interest expense on lease liabilities amounting to TL 1,146,344 (31 December 2023: TL 1,200,653). Depreciation and amortization expenses amounting to TL 5,124,738 (31 December 2023: TL 6,005,390) are recognized in cost of revenues. As at 31 December 2023, a right of use assets amounting to 1,916,539 TL has been classified as assets held for sale. (Note 3)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

17. Other assets

Other non-current assets	31 December 2024	31 December 2023
Advances given for property, plant and equipment	5,579,973	4,876,960
Deposits and guarantees given	781,399	865,074
Prepaid expenses	269,916	538,810
VAT receivable	378,752	115,525
Others	207,638	220
	7,217,678	6,396,589

Other current assets	31 December 2024	31 December 2023
VAT receivable	1,708,430	1,776,387
Prepaid expenses	2,155,974	1,545,878
Prepaid taxes	207,005	567,554
Restricted cash	736,054	1,133,069
Receivables from the Ministry of Transport and Infrastructure of Türkiye	-	109,576
Advances given to suppliers	214,192	144,715
Receivables from tax office	280,645	168,796
Others (*)	804,695	149,818
	6,106,995	5,595,793

(*) The amount of 677,553 TL consists of deferred receivables related to the subsidiaries disposed of, as presented in Note 3

18. Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2024 and 2023 are attributable to the following:

| | **Assets** | | **Liabilities** | | **Net** | |
	2024	2023	2024	2023	2024	2023
Property, plant and equipment and intangible assets	845,181	1,952,945	(10,807,405)	(10,229,249)	(9,962,224)	(8,276,304)
Derivative instruments	38,637	56,026	(448,951)	(891,094)	(410,314)	(835,068)
Reserve for defined benefit plan and provisions	2,194,978	2,041,197	(569)	(42,375)	2,194,409	1,998,822
Tax losses carried forward	1,058,535	2,364,929	-	-	1,058,535	2,364,929
Tax allowances	2,111,083	834,428	-	-	2,111,083	834,428
Other assets and liabilities (*)	3,650,676	2,481,626	(1,354,032)	(239,494)	2,296,644	2,242,132
Deferred tax assets/(liabilities)	**9,899,090**	**9,731,151**	**(12,610,957)**	**(11,402,212)**	**(2,711,867)**	**(1,671,061)**
Offsetting	(7,361,212)	(8,101,477)	7,361,212	8,101,477	-	-
Net deferred tax assets/(liabilities)	**2,537,878**	**1,629,674**	**(5,249,745)**	**(3,300,735)**	**(2,711,867)**	**(1,671,061)**

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities' deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2024 and 2023 were as follows:

	2024	2023
Opening balance, net	**(1,671,061)**	**(9,036,191)**
Income statement charge	(1,563,492)	7,737,186
Tax charge relating to components of other comprehensive income	(644,487)	1,641,006
Transferred to assets held for sale (Note 3)	-	(1,899,846)
Exchange differences	1,167,173	(113,216)
Closing balance, net	**(2,711,867)**	**(1,671,061)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

18.   Deferred tax assets and liabilities (continued)

The Group did not recognize deferred income tax assets of TL 2,434,217 (31 December 2023: TL 2,621,286) in respect of tax losses amounting to TL 12,390,777 (31 December 2023: TL 12,320,113) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2025	4,261,550
2026	179,663
2027	2,423,491
2028	633,291
2029	4,237,579
2030	271,319
2031	337,133
Indefinite	46,751
Total	**12,390,777**

19.   Trade receivables

	31 December 2024	31 December 2023
Receivables from subscribers	11,486,814	10,035,178
Undue assigned contracted receivables	1,061,568	902,077
Accounts and notes receivable	3,914,865	4,837,057
	16,463,247	**15,774,312**

Trade receivables are shown net of provision for impairment amounting to TL 622,519 as at 31 December 2024 (31 December 2023: TL 805,115). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group's exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 2,524,051 and TL 1,483,974 at 31 December 2024 and 2023, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to "Receivables from subscribers". The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 160,699 (31 December 2023: TL337,022) is presented under non-current trade receivable amounted to TL 328,034 (31 December 2023: TL 470,476).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

20.   Receivables from financial services

	31 December 2024	31 December 2023
Non-current receivables from financial services	367,149	856,960
Current receivables from financial services	7,142,345	8,434,770
	7,509,494	**9,291,730**

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

The Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

21.   Contract assets

	31 December 2024	31 December 2023
Non-current contract assets	165,004	146,228
Current contract assets	5,200,448	4,608,194
	5,365,452	**4,754,422**

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group's right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22.   Inventories

As of 31 December 2024, inventories amounting to TL 674,611 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2023: TL 780,377).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

23.   Cash and cash equivalents

	31 December 2024	31 December 2023
Cash in hand	496	483
Banks	63,671,048	72,225,583
- Demand deposits	4,606,177	6,086,541
- Time deposits	46,690,906	66,139,042
- Receivables from reverse repo	12,373,965	-
Impairment loss provision	(9,790)	(67,410)
Other (*)	5,272,579	-
	68,934,333	**72,158,656**

(*) It consists of US Treasury Bills with a maturity on 16 January 2025 and 23 January 2025.

As of 31 December 2024, the average effective interest rates of TL, USD, EUR and RMB time deposits are 47.4%, 2.7%, 2.7% and 0.3% (31 December 2023: 42.2%, 4.1%, 3.7% and 0.7%) respectively. As of 31 December 2024, average maturity of time deposits is 35 days (31 December 2023: 39 days).

As of 31 December 2024, the effective interest rates of USD receivables from reverse repo are 4.0%. As of 31 December 2024, maturity of receivables from reverse repo is 3 January 2025.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December 2024	31 December 2023
Cash and cash equivalents	68,934,333	72,158,656
Interest accrual of cash and cash equivalents	(280,270)	(247,298)
Asset held for sale (Note 3)	-	5,800,335
Total	**68,654,063**	**77,711,693**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.   Financial assets

The details of financial assets as of 31 December 2024 and 2023 are as follows:

	31 December 2024		31 December 2023	
	Non-current	Current	Non-current	Current
Amortized cost	-	1,065,899	-	-
- Time deposits with maturity of more than three months	-	1,065,899	-	-
Fair value through profit or loss	5,961,731	3,573,688	781,797	12,806,149
- Currency protected time deposits (*)	-	3,573,688	-	12,806,149
- Investment funds (**)	5,961,731	-	781,797	-
Fair value through other comprehensive income	11,852,172	2,241,429	153,075	-
- Listed debt securities (***)	11,852,172	2,241,429	153,075	-
	17,813,903	**6,881,016**	**934,872**	**12,806,149**

(*) In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks' balance sheets, the foreign currency protected deposit and participation account ("CPTD") scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye ("MoTF"). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 68,474 and EUR 15,000 into "Currency Protected TL Time Deposit Accounts". Maturity of currency protected time deposit accounts is 1 year.

(**) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values			
	31 December 2024	31 December 2023	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	14,093,601	153,075	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	5,427,500	118,840	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	3,573,688	12,806,149	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	534,231	662,957	Level 3	Pricing models based on discounted cash flow
	23,629,020	**13,741,021**		

The movement of the financial assets which is shown in Level 3 are as follows:

	2024	2023
Opening balance	662,957	567,730
Addition	153,467	27,058
Disposal	(137,288)	-
Remeasurement recognised in profit or loss	(144,905)	68,169
Closing balance	**534,231**	**662,957**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.   **Financial assets (continued)**

As of 31 December 2024, and 2023, the notional and fair value amounts of listed debt securities are as follows:

31 December 2024

Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
USD	135,000	4,712,855	15 May 2034
USD	54,500	2,109,168	16 October 2028
TRY	988,000	1,108,232	12 August 2026
TRY	1,001,000	1,066,790	12 September 2029
EUR	24,500	985,303	21 May 2030
USD	22,500	852,843	12 November 2026
USD	20,000	723,456	23 January 2025
USD	15,000	565,800	1 October 2025
USD	13,000	468,617	12 December 2025
USD	11,500	426,300	5 October 2034
USD	11,000	416,006	16 January 2029
USD	10,000	354,485	3 December 2025
USD	4,500	174,675	19 October 2028
USD	3,620	129,071	31 March 2025
Total listed debt securities		**14,093,601**	

31 December 2023

Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TRY	73,426	153,075	Indefinite
Total listed debt securities		**153,075**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

24.   **Financial assets (continued)**

As of 31 December 2024, and 2023, the notional and fair value amounts of currency protected time deposits are as follows:

31 December 2024

Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TRY	1,644,192	2,204,151	25 April 2025
TRY	505,259	650,212	26 February 2025
TRY	246,418	318,588	21 February 2025
TRY	155,895	200,435	28 February 2025
TRY	155,646	200,302	27 February 2025
Total currency protected time deposits		**3,573,688**	

31 December 2023

Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	1,191,635	2,501,231	22 February 2024
TL	1,071,635	2,486,610	26 February 2024
TL	955,742	1,668,658	27 February 2024
TL	599,368	1,032,389	26 April 2024
TL	972,020	721,410	10 May 2024
TL	207,853	604,290	12 February 2024
TL	700,000	1,123,365	28 February 2024
TL	428,045	684,812	31 July 2024
TL	269,857	470,494	16 August 2024
TL	274,462	467,039	28 August 2024
TL	229,780	365,499	2 October 2024
TL	140,639	245,793	1 April 2024
TL	94,501	217,423	15 April 2024
TL	94,501	217,136	24 October 2024
Total currency protected time deposits		**12,806,149**	

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2024	31 December 2023
Gains / (Losses) recognized in other comprehensive income		
Related to financial assets	100,930	215,993
Related to financial assets, tax effect	(25,233)	(7,961)
	75,697	**208,032**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

25.   Equity

Share capital

As at 31 December 2024, share capital represents 2,200,000,000 (31 December 2023: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2024		31 December 2023	
	(%)	**TL**	**(%)**	**TL**
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		**2,200,000**		**2,200,000**
Inflation adjustment to share capital		44,484,221		44,484,221
Inflation adjusted capital		**46,684,221**		**46,684,221**

As at 31 December 2024, total number of shares pledged as security is 995,509 (2023: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code ("TCC").

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company's paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital. The

Treasury shares

In 2024, in accordance with the Board of Directors' share buy-back decisions on 27 July 2016 and the following dates, the Company purchased a total of 1,398 shares at a price level of TRY 98.05 per share on 5 August 2024 and a total of 3,000,000 shares at an average price level of TRY 99.87 per share on 21 August 2024 Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure.

Dividends

Turkcell:

At the general assembly held on May 2, 2024, it was decided that a portion of the Company's distributable profit for the period ending 31 December 2024, amounting to a gross nominal 6,276,998 TL, would be distributed to shareholders in cash as a gross 2.8532 TL per share with a nominal value of 1 TL, on 5 December 2024. The amount was paid to the shareholders on the relevant date. The total dividend, calculated based on purchasing power parity as of 31 December 2024, is 7,384,360 TL.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

26.   Earnings per share

	31 December 2024	31 December 2023	31 December 2022
Numerator:			
Profit attributable to owners of the Company	23,523,425	18,125,305	9,933,888
Denominator:			
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	**10.79**	**8.31**	**4.55**
Numerator:			
Profit from continuing operations attributable to owners of the Company	11,095,462	15,281,512	8,717,685
Denominator:			
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	**5.09**	**7.00**	**3.99**
Numerator:			
Profit from discontinuing operations attributable to owners of the Company	12,427,963	2,843,793	1,216,203
Denominator:			
Weighted average number of shares (*)	2,181,023,660	2,182,106,193	2,183,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	**5.70**	**1.30**	**0.56**

(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

27. Other non-current liabilities

	31 December 2024	31 December 2023
Liabilities to BeST investment agreement	1,304,706	1,482,852
Deferred revenue	212,698	124,759
	1,517,404	**1,607,611**

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the IFRS net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 3,522,330 as of 31 December 2024) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027- 2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

28. Loans and borrowings

Long-term borrowings	31 December 2024	31 December 2023
Unsecured bank loans	25,595,454	36,809,354
Secured bank loans	6,600,324	5,703,670
Lease liabilities	3,777,631	2,390,599
Debt securities issued	16,461,755	38,759,036
	52,435,164	**83,662,659**

Short-term borrowings	31 December 2024	31 December 2023
Unsecured bank loans	28,982,083	28,254,091
Secured bank loans	1,222,252	1,117,148
Lease liabilities	1,044,893	1,114,322
Debt securities issued	20,655,867	7,251,528
	51,905,095	**37,737,089**

The Company has obtained approval from CMB on 28 June 2024 for issuance of debt securities to 8,000,000 TL, the Company has issued debt securities up on 10 October 2024, amounting 1,870,000 TL with the maturity of 30 January 2025.

Turkcell Superonline obtained approval from the CMB on 21 December 2023, for the issuance of sukuk up to 3,000,000 TL. In the fourth quarter of 2024, two lease certificates, each worth TL 300,000, were issued in November and December 2024, with maturities in April and May 2025, respectively.
Turkcell Finansman A.Ş. has redeemed corporate bonds on 11 November 2024, with a nominal value of TRY 160,300. The Company's issuance limit amounting to TRY 1,000,000, which was obtained for one year on 1 December 2023, has expired and no new issuance limit application has been made as of 31 December 2024.
Turkcell Ödeme obtained approval from CMB on 21 November 2024 for the issuance of sukuk up to TL 1,500,000. During December 2024, Turkcell Ödeme issued several sukuks, each with in 2025 maturity for a total amount of TL 300,000. As of 31 December 2024, the outstanding issuance limit is TL 300,000.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

28. Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

	Currency	Interest rate type	31 December 2024 Payment period	31 December 2024 Nominal interest rate	31 December 2024 Carrying amount	31 December 2023 Payment period	31 December 2023 Nominal interest rate	31 December 2023 Carrying amount
Unsecured Bank Loans	EUR	Floating	2025-2030	Euribor+2%-Euribor+4,0%	31,951,968	2024-2028	Euribor+2,0%-Euribor+4,0%	37,272,708
Unsecured Bank Loans	TRY	Fixed	2025-2027	24.4%-67.3%	14,419,059	2024-2025	11.5%-58.9%	17,241,862
Unsecured Bank Loans	USD	Floating	2026-2029	Sofr+ 2.2%	5,111,643	2024-2028	Sofr 2.2%	6,472,710
Unsecured Bank Loans	CNY	Fixed	2026-2028	5.2%-5.5%	2,570,134	2024-2028	5.2%-5.5%	3,265,249
Unsecured Bank Loans	EUR	Fixed	2025	5.0%	370,134	2024	6%	498,729
Unsecured Bank Loans	USD	Fixed	2026	2.6%	154,599	2024-2026	3%	289,293
Unsecured Bank Loans	BYR	Fixed	-	-	-	2024	14%	22,894
Secured bank loans	USD	Fixed	2029-2033	1.5%-3.8%	4,142,583	2024-2033	1.5%-3.8%	5,591,030
Secured bank loans	USD	Floating	2026-2028	Sofr+0.6% & Sofr+1.6%	788,460	2024-2028	Sofr+0.6% & Libor+1.6%	1,229,788
Secured bank loans	EUR	Floating	2036	Euribor+0.7%	1,125,022	-	-	-
Secured bank loans	CNY	Fixed	2034	4.0%	1,766,511	-	-	-
Debt securities issued	USD	Fixed	2025-2028	5.8%	34,114,065	2024-2028	6%	41,047,910
Debt securities issued	TRY	Fixed	2025	42.0%-49.5%	3,003,557	2024	29.5%-45.0%	4,962,654
Lease liabilities	TRY	Fixed	2025-2069	7.5%-62.3%	3,959,814	2024-2057	9.8%-45.0%	2,266,451
Lease liabilities	GBP	Fixed	2025	2.7%-5.9%	61	-	-	-
Lease liabilities	EUR	Fixed	2025-2034	2.9%-10.3%	350,365	2024-2034	1.0%-11.0%	588,931
Lease liabilities	BYN	Fixed	2025-2037	10.8%-20.0%	464,845	2024-2037	10.8%-20.0%	599,980
Lease liabilities	USD	Fixed	2025-2037	4 %-11.6%	47,439	2024-2052	3.9%-11.6%	49,559
					104,340,259			**121,399,748**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

29.   Employee benefits

	31 December 2024	31 December 2023
Retirement pay liability provision	2,402,432	2,432,042
Unused vacation provision	629,646	531,080
	3,032,078	**2,963,122**

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2024	2023
Balance at 1 January	**2,432,042**	**3,784,363**
Service cost	493,885	511,033
Past service cost	-	3,354
Remeasurements	176,940	216,218
Interest expense	532,145	235,215
Benefit payments	(408,583)	(814,327)
Inflation adjustment	(823,997)	(1,503,814)
Balance at 31 December	**2,402,432**	**2,432,042**

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2024	Interest Rate		Inflation Rate	
Sensitivity Level	**1% increase**	**1% decrease**	**1% increase**	**1% decrease**
Change in assumption	-14.20%	17.2%	6.6%	-22.7%
Impact on provision for defined benefit plans	(341,145)	412,978	158,561	(545,352)

31 December 2023	Interest Rate		Inflation Rate	
Sensitivity Level	**1% increase**	**1% decrease**	**1% increase**	**1% decrease**
Change in assumption	(14,1%)	17.0%	17.2%	(14,4%)
Impact on provision for defined benefit plans	(342,918)	413,204	419,284	(350,214)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 95,366 and TL 109,007 in relation to the defined contribution retirement plan for the years ended 31 December 2024 and 2023 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2024, the Group recognized expenses of TL 1,388,603 regarding this plan (31 December 2023: TL 290,398)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

30.   Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2024 and 2023. The amount of deferred revenue is TL 507,561 and TL 358,064 as at 31 December 2024 and 2023, respectively.

31.   Contract liabilities

	31 December 2024	31 December 2023
Long-term contract liabilities	2,152,853	1,723,399
Short-term contract liabilities	1,522,500	1,894,999
	3,675,353	**3,618,398**

Contract liabilities primarily consists of telecommunication service for infrastructure usage and top-up made by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL1,894,999 (2023: TL 2,023,712).

The following table shows unsatisfied performance obligation result as of 31 December 2024;

	31 December 2024	31 December 2023
Telecommunications service	2,338,217	3,032,965
Equipment revenues	1,453,999	1,348,376
	3,792,216	**4,381,341**

Management expects that 49% of the transaction price allocated to the unsatisfied contracts as of 31 December 2024 will be recognized as revenue during 2025. The remaining 51% will be recognized in next years.

32.   Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2024	**159,679**	**1,831,932**	**1,991,611**
Provisions recognized	223,229	19,131	242,360
Payments	-	(26,535)	(26,535)
Unwinding of discount	-	281,789	281,789
Transfers to current provisions	(83,117)	-	(83,117)
Remeasurements	-	176,581	176,581
Effect of changes in exchange rates	-	19,715	19,715
Inflation adjustment	(66,019)	(617,610)	(683,629)
Balance at 31 December 2024	**233,772**	**1,685,003**	**1,918,775**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

32.   Provisions (continued)

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2023	113,460	2,191,118	2,304,578
Provisions recognized	179,870	104,757	284,627
Payments	-	(32,674)	(32,674)
Unwinding of discount	-	160,070	160,070
Transfers to current provisions	(66,452)	-	(66,452)
Remeasurements	-	394,089	394,089
Transfers to asset held for sale	-	(294,614)	(294,614)
Effect of changes in exchange rates	-	295,301	295,301
Inflation adjustment	(67,199)	(986,115)	(1,053,314)
Balance at 31 December 2023	159,679	1,831,932	1,991,611

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

32.   Provisions (continued)

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2024	649,603	2,202,662	2,852,265
Provisions recognized	(29,560)	5,546,720	5,517,160
Payments	(198,164)	(2,364,447)	(2,562,611)
Transfers from non-current provisions	83,117	-	83,117
Effect of changes in exchange rates	-	4,362	4,362
Inflation adjustment	(182,192)	(1,061,743)	(1,243,935)
Balance at 31 December 2024	322,804	4,327,554	4,650,358

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2023	75,821	1,717,983	1,793,804
Provisions recognized	739,276	3,836,212	4,575,488
Payments	(34,060)	(2,140,239)	(2,174,299)
Transfers from non-current provisions	66,452	-	66,452
Transfers to asset held for sale	(14,460)	(253,298)	(267,758)
Effect of changes in exchange rates	131	55,261	55,392
Inflation adjustment	(183,557)	(1,013,257)	(1,196,814)
Balance at 31 December 2023	649,603	2,202,662	2,852,265

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

33.   Trade and other payables

Short-term trade and other payables	31 December 2024	31 December 2023
Payables to suppliers	20,358,995	18,300,375
Taxes payable	4,051,266	3,942,708
Accrued treasury share, universal service fund contribution and contributions to the ICTA's expenses	2,878,900	2,541,937
Accrued selling and marketing expenses	394,087	240,822
Payables related with donation	3,145	2,526,628
Others	1,986,021	2,198,541
	29,672,414	29,751,011

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

34.   Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2024 and 2023 are attributable to the following:

	31 December 2024		31 December 2023	
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,964,325	501,322	877,115	453,068
Derivatives used for hedge accounting	-	-	1,884,713	70,181
	1,964,325	501,322	2,761,828	523,249

At 31 December 2024, short-term derivative assets of TL 2,043,112 also include a net accrued interest income of TL 78,787 and the short-term derivative liabilities of TL 495,467 also includes a net accrued interest expense of TL 5,855.

At 31 December 2023, the short-term derivative assets of TL 2,952,207 also include a net accrued interest expense of TL 190,379 and the short-term derivative liabilities of TL 511,635 also includes a net accrued interest income of TL 11,614.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34. Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2024 and 2023 are as follows:

	31 December 2024		31 December 2023				Change in intrinsic value of outstanding hedging instruments since 1 January 2024	Change in intrinsic value of outstanding hedging instruments since 1 January 2023
Currency	Notional value in original currency	Fair value	Notional value in original currency	Fair value	Maturity date	Hedge ratio		
Participating cross currency swap contracts								
EUR Contracts	-	-	167,000	374,358	October 2025	01:01	-	(6,087)
EUR Contracts	-	-	38,057	35,393	April 2026	01:01	-	(277)
USD Contracts	-	-	124,186	818,486	April 2026	01:01	-	(970)
Cross currency swap contracts								
RMB Contracts	-	-	81,162	447,275	April 2026	01:01	-	190,846
Interest rate swap contracts								
USD Contracts	-	-	90,135	139,020	April 2026	01:01	-	-
Derivatives used for hedge accounting		**-**		**1,814,532**				

EUR 120,440 (2023: EUR 191,036) participating cross currency swap contracts includes TL 415,930 (2023: TL 1,438,151) guarantees after the CSA agreement.

As a result of the recent changes in the market due macroeconomic measures, the hedge accounting designated by the Company within the scope of its risk management has been ceased as of 1 July 2024 because the economic relationship between the hedged item and the hedging instrument no longer exists.

With the discontinuation of cash flow hedge accounting for certain instruments, the nominal amounts related to changes in the time value of options held in the funds immediately transferred to the profit and loss accounts, while the nominal amounts related to cash flow hedge losses or gains held in the fund will be reflected in the profit or loss statement in future periods using the amortization method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34. Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2024 and 2023 are as follows:

	31 December 2024			31 December 2023		
Currency	Notional value in original currency	Fair value	Maturity	Notional value in original currency	Fair value	Maturity
Cross currency swap contracts						
USD Contracts	4,000	113,643	November 2025	8,000	267,255	November 2025
RMB Contracts	67,141	273,946	April 2026	19,425	102,561	April 2026
Currency forward contracts						
USD Contracts	405,000	(61,287)	January-December 2025	334,900	(178,088)	March 2024
EUR Contracts	20,000	(796)	November 2025	10,000	(28,740)	January 2024
FX swap contracts						
RMB Contracts	290,949	26,277	February 2025	-	-	-
EUR Contracts	10,103	(9,598)	January 2025	-	-	-
USD Contracts	-	-	-	353,972	(214,564)	February 2024
Participating cross currency swap contracts						
USD Contracts	91,894	484,368	November 2025 - April 2026	18,000	104,680	November 2025
EUR Contracts	156,539	563,282	October 2025 - April 2026	40,060	362,496	April 2026
Interest rate swap contracts						
USD Contracts	108,911	73,168	April 2026- April 2033	64,655	34,234	April 2026
TL Contracts	-	-	-	600,000	(25,787)	October 2026
Derivatives held for trading		**1,463,003**			**424,047**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34. **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2024. (31 December 2023: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34. **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2024 and 2023 are stated below, and participating cross currency swap contracts are transferred to Level 2 from Level 3 as of 31 December 2023.

	31 December 2024	31 December 2023
Opening balance	-	2,727,971
Cash flow effect	-	(3,185,616)
Total gain/loss:		-
Gains recognized in profit or loss	-	3,285,098
Inflation adjustments	-	(1,132,040)
Transfer to Level 2	-	(1,695,413)
Closing balance	-	-

The Group transferred participating cross currency swap contracts from Level 3 to Level 2 hierarchy because the use of bid prices in the bid-ask price ranges in valuation are not considered significant unobservable input anymore, based on market data. As a policy, the Group makes transfers between fair value hierarchy levels at the end of the reporting period.

As of 31 December 2024, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 167,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 24,036 participating cross currency swap transaction. As per the CSA, the swap's current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 344,829 as collateral (31 December 2024: TL 12,670,017) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 333,509 as collateral to the bank (31 December 2024: TL 12,254,088) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 415,929 (31 December 2023: TL 1,441,934) that it recognizes under the borrowings and intends to pay according to the net fair value, this amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2024, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 2,273,548 (31 December 2023: TL 4,144,206), TL 309,975 (31 December 2023: TL 261,701) and TL 52,321,024 (31 December 2023: TL 43,849,703) respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34. **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management (continued)

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Group's risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group's policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;
- The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

The Company's bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 6,582 as of 31 December 2024. The after tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2024.

The Company's lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 59,086 as of 31 December 2024. The after tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

34. **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 56,576 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as "gains/(losses) on net investment hedges" in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after-tax foreign exchange loss recognized under "hedges of net investments in foreign operation" in the statement of other comprehensive income of 2024 in the scope of net investment hedge amounted to TL 1,224,035 (2023: TL (1,676,558))

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax	
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2024				
Participating cross currency swap contracts	-	-	-	-
Cross currency swap contracts	-	-	-	-
Cash Flow sensitivity (net)	-	-	-	-
31 December 2023				
Participating cross currency swap contracts	(74,274)	18,587	802,499	826,454
Cross currency swap contracts	199,299	186,282	(11,074)	(12,539)
Cash Flow sensitivity (net)	**125,025**	**204,869**	**791,425**	**813,915**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.   **Financial instruments**

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

	Notes	31 December 2024	31 December 2023
Trade receivables	19	16,791,281	16,244,788
Contract assets	21	5,365,452	4,754,422
Receivables from financial services	20	7,509,494	9,291,730
Cash and cash equivalents (*)	23	68,933,837	72,158,173
Derivative financial instruments	34	2,043,112	2,952,207
Other current & non-current assets (**)	17	1,574,144	1,032,929
Financial assets at amortized cost	24	1,065,899	-
Financial assets at fair value through profit or loss	24	9,535,419	13,587,946
Financial assets at fair value through other comprehensive income	24	14,093,601	153,075
Due from related parties		246,529	247,426
		127,158,768	**120,422,696**

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.   **Financial instruments (continued)**

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2024 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	110,985,804	1,545,456	315,159	200,441	163,139	278,217	1,065,717	265,058	123,443	**114,942,434**
Loss Allowance	128,504	39,809	12,336	9,641	12,499	11,917	210,105	182,562	51,239	**658,612**

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2024, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 97,242,368. TL and out of this total balance TL 97,232,578 is included within "not due" column with a total loss allowance of TL 9,790. Total overdue balance associated with these assets amounts to TL 157,821. Remaining balances represents trade receivables.

Contract assets at 31 December 2024	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	5,370,915	-	-	-	-	-	-	-	-	**5,370,915**
Loss Allowance	5,463	-	-	-	-	-	-	-	-	**5,463**

Other assets from financial services at 31 December 2024 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	5,810,498	1,150,837	306,997	150,378	73,566	29,922	140,447	1,542	6,798	**7,670,985**
Loss Allowance	11,894	3,230	1,016	2,003	30,093	17,036	87,730	1,547	6,942	**161,491**

(**) Other Assets includes receivables from financial services,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35. Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 31 December 2023 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	103,420,211	1,205,275	280,259	187,635	135,722	125,027	1,240,427	423,662	232,141	107,250,359
Loss Allowance	115,419	20,825	12,907	9,545	9,802	10,531	265,920	301,470	127,397	873,816

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

Contract assets at 31 December 2023	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	4,759,315	-	-	-	-	-	-	-	-	4,759,315
Loss Allowance	4,893	-	-	-	-	-	-	-	-	4,893

Other assets from financial services at 31 December 2023 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	8,473,931	651,486	120,539	30,901	37,716	13,186	164,149	2,989	9,000	9,503,897
Loss Allowance	48,342	5,023	1,862	2,153	14,893	6,816	121,101	2,979	8,998	212,167

(**) Other Assets includes receivables from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35. Financial instruments (continued)

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2024	
	Contract Assets	Trade Receivable & Other Assets
Opening balance	**4,893**	**873,816**
Provision for impairment recognized during the year	2,359	1,244,121
Amounts collected	-	(434,224)
Transfer to asset held for sale	-	-
Receivables written off during the year as uncollectible	-	(764,786)
Effect of changes in exchange rates	-	15,617
Inflation adjustment	(1,789)	(275,932)
Closing balance	**5,463**	**658,612**

	31 December 2023	
	Contract Assets	Trade Receivable & Other Assets
Opening balance	**17,476**	**1,574,960**
Provision for impairment recognized during the year	(7,135)	1,724,550
Amounts collected	-	(421,358)
Receivables written off during the year as uncollectible	-	(1,374,926)
Transfer to asset held for sale	-	(128,858)
Effect of changes in exchange rates	-	130,225
Inflation adjustment	(5,448)	(630,777)
Closing balance	**4,893**	**873,816**

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2024	31 December 2023
Opening balance	**212,167**	**213,910**
Provision for impairment recognized during the year	413,530	233,277
Amounts collected	(211,129)	(120,687)
Receivables transferred with receivables transfer contract (*)	(185,863)	(9,753)
Inflation adjustment	(67,214)	(104,580)
Closing balance	**161,491**	**212,167**

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances for which Turkcell Finansman initiated legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35. Financial instruments (continued)

Liquidity risk

The table below analyses the Group's financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

- all non-derivative financial liabilities, and
- gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

	31 December 2024						
	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	7,822,576	(9,525,187)	(631,143)	(616,730)	(1,209,845)	(3,293,947)	(3,773,522)
Unsecured bank loans	54,577,537	(60,072,310)	(21,423,967)	(9,172,079)	(11,050,680)	(17,781,180)	(644,404)
Debt securities issued	37,117,622	(42,058,710)	(4,644,736)	(17,490,618)	(1,009,218)	(18,914,138)	-
Lease liabilities	4,822,524	(8,472,645)	(1,324,092)	(1,103,511)	(2,074,779)	(2,910,862)	(1,059,401)
Trade and other payables (*)	20,527,814	(20,527,814)	(20,256,183)	-	-	-	(271,632)
Due to related parties	960,149	(960,149)	(950,321)	(9,574)	-	(253)	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,304,706	(3,522,330)	-	-	-	(173,859)	(3,348,471)
Derivative financial liabilities							
Participating Cross Currency Swap and FX swap contracts	495,467	(367,296)	47,738	(74,258)	(96,862)	(243,914)	-
Buy	-	(4,547,999)	(2,917,288)	(185,693)	(182,674)	(1,262,344)	-
Sell	-	4,180,703	2,965,026	111,435	85,812	1,018,430	-
TOTAL	**127,628,395**	**(145,506,441)**	**(49,182,704)**	**(28,466,770)**	**(15,441,384)**	**(43,318,153)**	**(9,097,430)**

	31 December 2023						
	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	6,820,818	(9,006,197)	(1,656,178)	(630,472)	(1,230,874)	(3,401,684)	(2,086,989)
Unsecured bank loans	65,063,445	(71,879,595)	(19,842,525)	(10,659,577)	(16,613,808)	(24,763,685)	-
Debt securities issued	46,010,564	(53,874,373)	(6,365,080)	(1,181,693)	(22,286,903)	(24,040,697)	-
Lease liabilities	3,504,921	(6,101,031)	(966,971)	(785,877)	(1,000,757)	(1,865,739)	(1,481,687)
Trade and other payables (*)	19,903,990	(19,903,990)	(19,695,803)	-		-	(208,187)
Due to related parties	852,969	(852,969)	(797,619)	-	(55,350)	-	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,482,853	(4,271,293)	-	-	(21,042)	(415,285)	(3,834,966)
Derivative financial liabilities							
Participating Cross Currency Swap and FX swap contracts	511,635	(260,155)	423,229	(78,276)	(231,535)	(373,573)	-
Buy	-	(35,198,892)	(32,233,094)	(276,745)	(507,968)	(2,181,085)	-
Sell	-	34,938,737	32,656,323	198,469	276,433	1,807,512	-
TOTAL	**144,151,195**	**(166,149,603)**	**(48,900,947)**	**(13,335,895)**	**(41,440,269)**	**(54,860,663)**	**(7,611,829)**

(*) Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35. Financial instruments (continued)

Foreign exchange risk

The Group's exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2024		
	USD	EUR	RMB
Foreign currency denominated assets			
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	442,921	43,369	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	39,575	23,748	-
Other current assets	7,806	2,552	2
Cash and cash equivalents	1,045,260	429,728	213,952
	1,535,734	**499,408**	**213,954**
Foreign currency denominated liabilities			
Loans and borrowings - non-current	(198,028)	(581,532)	(773,392)
Debt securities issued - non-current	(467,354)	-	-
Lease obligations - non-current	(1,287)	(8,264)	-
Other non-current liabilities	(37,041)	-	-
Loans and borrowings - current	(91,476)	(340,089)	(130,358)
Debt securities issued - current	(501,154)	-	-
Lease obligations - current	(60)	(1,272)	-
Other current liabilities	-	(9,247)	-
Trade and other payables - current	(194,302)	(72,107)	(257,317)
Due to related parties	(1,457)	-	-
	(1,492,159)	**(1,012,511)**	**(1,161,067)**
Financial liabilities defined as hedging instruments	6,582	115,662	-
Exposure related to derivative instruments			
Participating cross currency swap and FX swap contracts	(23,572)	(12,240)	358,090
Currency forward contracts	250,000	-	-
Net exposure	**276,585**	**(409,681)**	**(589,023)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35. Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2023		
	USD	**EUR**	**RMB**
Foreign currency denominated assets			
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	156,278	75,622	-
Due from related parties - current	1,059	-	-
Trade receivables and contract assets	11,566	15,857	-
Other current assets	2,340	3,184	56
Cash and cash equivalents	534,318	639,362	257,156
	705,630	**734,036**	**257,212**
Foreign currency denominated liabilities			
Loans and borrowings - non-current	(234,458)	(631,844)	(473,134)
Debt securities issued - non-current	(911,923)	-	-
Lease obligations - non-current	(1,063)	(9,425)	-
Other non-current liabilities	(34,889)	-	-
Loans and borrowings - current	(85,119)	(201,955)	(75,635)
Debt securities issued - current	(53,853)	-	-
Lease obligations - current	(103)	(3,097)	-
Other current liabilities	(848)	(2,160)	-
Trade and other payables - current	(134,540)	(87,414)	(323,677)
Due to related parties	(5,870)	-	-
	(1,462,666)	**(935,895)**	**(872,446)**
Financial liabilities defined as hedging instruments	10,097	329,890	-
Exposure related to derivative instruments			
Participating cross currency swap and FX swap contracts	361,971	(325,000)	100,586
Currency forward contracts	601,360	10,000	-
Net exposure	**216,392**	**(186,969)**	**(514,648)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35. Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the USD, UAH, BYN, EUR against the following currencies as at 31 December 2024 and 31 December 2023 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2024				
	Profit/(Loss)		**Equity**	
Sensitivity analysis	**Appreciation of foreign currency**	**Depreciation of foreign currency**	**Appreciation of foreign currency**	**Depreciation of foreign currency**
1- USD net asset/liability	974,224	(974,224)	-	-
2- Hedged portion of USD risk (-)	-	-	(23,185)	23,185
3- USD net effect (1+2)	**974,224**	**(974,224)**	**(23,185)**	**23,185**
4- EUR net asset/liability	(1,505,287)	1,505,287	-	-
5- Hedged portion of EUR risk (-)	-	-	(217,098)	217,098
6- EUR net effect (4+5)	**(1,505,287)**	**1,505,287**	**(217,098)**	**217,098**
7- Other foreign currency net asset/liability (RMB)	(282,643)	282,643	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	**(282,643)**	**282,643**	**-**	**-**
Total (3+6+9)	**(813,706)**	**813,706**	**(240,283)**	**240,283**

31 December 2023				
	Profit/(Loss)		**Equity**	
Sensitivity analysis	**Appreciation of foreign currency**	**Depreciation of foreign currency**	**Appreciation of foreign currency**	**Depreciation of foreign currency**
1- USD net asset/liability	913,412	(913,412)	-	-
2- Hedged portion of USD risk (-)	-	-	(42,915)	42,915
3- USD net effect (1+2)	**913,412**	**(913,412)**	**(42,915)**	**42,915**
4- EUR net asset/liability	(883,116)	883,116	-	-
5- Hedged portion of EUR risk (-)	-	-	(46,476)	46,476
6- EUR net effect (4+5)	**(883,116)**	**883,116**	**(46,476)**	**46,476**
7- Other foreign currency net asset/liability (RMB)	(306,223)	306,223	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	2,132	(2,132)
9- Other foreign currency net effect (7+8)	**(306,223)**	**306,223**	**2,132**	**(2,132)**
Total (3+6+9)	**(275,927)**	**275,927**	**(87,259)**	**87,259**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.   **Financial instruments (continued)**

Interest rate risk

As at 31 December 2024 and 2023 the interest rate profile of the Group's variable rate interest-bearing financial instruments are as follows:

	Note	31 December 2024		31 December 2023	
		Effective Interest Rate	**Carrying Amount**	**Effective Interest Rate**	**Carrying Amount**
Variable rate instruments					
USD floating rate loans	28	5.8%	(5,900,103)	3.2%	(7,702,498)
EUR floating rate loans	28	4.5%	(33,076,990)	2.2%	(37,272,708)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2024 and 2023:

	Profit or loss		Equity	
	100 bps increase	**100 bps decrease**	**100 bps increase**	**100 bps decrease**
31 December 2024				
Variable rate instruments (financial liability)	1,418,256	(1,418,256)	-	-
Cash flow sensitivity (net)	1,418,256	(1,418,256)	-	-
31 December 2023				
Variable rate instruments (financial liability)	(2,720,152)	2,720,152	-	-
Cash flow sensitivity (net)	(2,720,152)	2,720,152	-	-

Fair value

As of 31 December 2024, and 2023, the Group's does not have financial assets or financial liabilities that are measured at fair value using unobservable inputs within level 3.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

35.   **Financial instruments (continued)**

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2024 and 31 December 2023; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 December 2024:		
Bank loans	8,890,170	8,882,444
Debt securities	34,114,065	33,913,271

	Carrying amount	Fair value
As at 31 December 2023:		
Bank loans	9,251,180	9,037,496
Debt securities	41,047,910	40,179,080

The fair values of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 of fair value hierarchy due to the use of unobservable inputs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

36. Guarantees and purchase obligations

At 31 December 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,282,294 (31 December 2023: TL 7,305,345). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 20,511,888 at 31 December 2024 (31 December 2023: TL 25,830,970).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2024, the remaining investment commitment is amounting to USD 76,997 (TL equivalent of 2,712,095).

37. Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of 31 December 2024.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has been rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of TL 91,942 in June 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37. Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and TL 130,000 was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties objections, the court has resolved to obtain an additional report from the same expert panel. The case file is currently undergoing expert examination. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. This amount has been recognized as a liability in the consolidated financial statements dated 31 December 2024 and will be remitted subsequent to the notification of the reasoned decision.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37. **Commitments and Contingencies (continued)**

ICTA Investigation Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on 18 May 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending in the appeal stage.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines (1March 2019-30 April 2021 Period). The verbal defense meeting for the ongoing Investigation on Return of Remaining TRY on Prepaid Lines regarding Turkcell was held on 18 February 2025. On the other hand, the Investigation on Return of TRY Remaining on Prepaid Lines for the next period (1 May 2021-30 September 2022 Period) has been initiated for our Turkcell.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37. **Commitments and Contingencies (continued)**

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". The Company's written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

Investigation of Violation of the Board Decision (412 SKK-Netgsm)

An investigation was initiated against the Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from the Company's network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, the Company's written explanations regarding the violation were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412, and no decision has been made yet.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a) Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b) Investigation of compliance with the obligation regarding mobile service quality notifications,

c) Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d) Investigation of compliance with the legislation regarding subscription termination processes,

e) Investigation of compliance with Network and Information Security regulations in the Electronic Communications Sector

f) Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines is TL 30,515.

.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

37. **Commitments and Contingencies (continued)**

Other Investigations Conducted by ICTA (continued)

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a) Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

b) Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. The process is ongoing.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 249,519 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2024 (31 December 2023: TL 379,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38. **Related parties**

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2024 and 2023.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2024	31 December 2023
Short-term benefits	338,944	529,358
Long-term benefits	371	3,529
Termination benefits	664	986
Share based payments	365,860	42,097
	705,839	**575,970**

The following transactions occurred with related parties:

Revenue from related parties	31 December 2024	31 December 2023
Türk Telekom Mobil Iletisim Hizmetleri A.S. ("TT Mobil") (*)	1,116,059	1,559,659
Türk Hava Yolları A.S. ("THY") (*)	429,967	433,375
Enerji Piyasaları İşletme A.S. ("EPIAS")(*)	371,836	378,272
Gunes Express Havacilik A.S. ("Sun Express") (*)	251,654	224,997
Ziraat Bankası A.S. ("Ziraat Bankası") (*)	199,168	1,066,995
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.("Turksat")(*)	169,652	113,441
Turk Telekomunikasyon A.S. ("TT")(*)	135,516	171,596
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	81,041	510,470
TOGG	77,976	22,525
Turkiye Hayat ve Emeklilik A.S.(*)	77,122	44,401
Turkiye Halk Bankası A.S. ("Halkbank") (*)	43,518	37,328
Turkiye Vakiflar Bankası TAO ("Vakifbank")(*)	39,454	105,835
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	23,509	117,975
Ziraat Katilim Bankasi A.S. ("Ziraat Katilim")(*)	10,996	107,139
BIST (*)	7,277	24,270
Other	76,627	48,124
	3,111,372	**4,966,402**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.   Related parties (continued)

Related party expenses	31 December 2024	31 December 2023
Türk Telekomünikasyon A.S (*)	2,083,003	2,026,342
TT Mobil (*)	1,079,552	1,661,860
EPIAS (*)	756,455	1,145,205
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	551,925	549,566
PTT (*)	132,375	103,921
Boru Hatları ile Petrol Tasıma A.S. ("BOTAS") (*)	87,634	83,949
Turksat (*)	66,682	103,293
Others	1,288,981	569,791
	6,046,607	**6,243,927**

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 December 2024 and 2023 are as follows:

	31 December 2024	31 December 2023
Banks - Time deposits	25,646,258	45,290,997
Banks - Demand deposits	811,532	1,040,412
Currency protected time deposit	3,132,293	8,913,765
Receivables from reverse repo	1,695,149	-
Bank borrowings	(9,652,466)	(10,199,160)
Debt securities issued	(925,603)	(1,381,581)
Lease liabilities	(111,972)	(210,833)
Impairment loss provision	(3,721)	(46,032)
	20,591,470	**43,407,568**

As of 31 December 2024, the amounts of letters of guarantee given to the related parties is TL 585,510 (31 December 2023:TL 481,654).

Details of the time deposits at related parties as of 31 December 2024 and 2023 are as follows:

	31 December 2024	31 December 2023
Ziraat Bankasi	6,312,053	11,665,907
Halkbank	6,367,808	16,374,759
Vakifbank	8,757,588	12,524,783
Ziraat Katilim Bankasi A.S.	4,208,809	4,725,548
	25,646,258	**45,290,997**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.   Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2024
233,940	USD	2.1%	January 2025	8,241,594
196,070	EUR	2.3%	January 2025	7,210,579
9,828,355	TL	47.4%	January - May 2025	10,194,085
				25,646,258

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2023
342,372	USD	4.4%	January - February 2024	14,569,081
455,757	EUR	3.7%	January - February 2024	21,482,276
6,376,563	TL	40.7%	January 2024	9,239,638
				45,290,995

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
7,297,000	TL	44.0% - 56.0%	January - June 2025	8,663,215
680,000	TL	47.1% - 47.6%	January 2025	682,648
285,000	TL	53.1% - 58.0%	January 2025 - August 2027	294,044
11,981	TL	28.8% - 29.3%	April 2025	12,559
				9,652,466

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
4,673,500	TL	12.2% - 54.4%	February - October 2024	7,167,928
553,450	TL	19.8% - 55.2%	January - September 2024	801,896
1,349,880	TL	41.7% - 42.3%	January 2024	1,958,601
72,206	TL	28.8% - 49.8%	August 2024 - April 2025	111,574
104,860	TL	34.80%	February 2024	159,161
				10,199,160

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.   Related parties (continued)

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
900,000	TL	42,0% - 44.5%	March - May 2025	925,603
				925,603

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
900,000	TL	39.0% - 44.5%	January 2024 - March 2024	1,381,581
				1,381,581

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Payment Period	31 December 2024
TL	12.5% - 62.0%	2024 - 2033	111,972
			111,972

Currency	Effective Interest Rate	Payment Period	31 December 2023
EUR	0.3% - %3.7%	2023 - 2025	88,435
TL	12.5% - 55.25%	2023 - 2036	122,399
			210,834

Interest income from related parties:

	31 December 2024	31 December 2023	31 December 2022
Vakifbank	3,703,418	3,080,795	1,192,791
Ziraat Bankasi	1,094,589	485,791	505,431
Halkbank	884,857	708,380	447,613
Ziraat Katilim	135,267	204,458	86,230
Other	32,824	419	118
	5,850,955	**4,479,843**	**2,232,183**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

38.   Related parties (continued)

Interest expense to related parties:

	31 December 2024	31 December 2023	31 December 2022
Vakifbank	1,843,714	930,256	741,697
Ziraat Bankasi	92,767	232,383	160,395
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	327,904	384,601	143,660
Halkbank	17,586	20,776	5,537
Other	4,929	12,941	2,663
	2,286,900	**1,580,957**	**1,053,952**

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

39. Subsidiaries

The Group's ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2024 and 31 December 2023 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest 31 December 2024 (%)	31 December 2023 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Dijital Egitim (**)	Türkiye	Dijital educations	100	51
Turkcell Satis	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Odeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Türkiye	Cloud solutions services	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
UkrTower (*)	Ukraine	Telecommunications infrastructure business	-	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Global LLC (*)	Ukraine	Customer relations management	-	100
Rehberlik	Türkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Lifecell (*)	Ukraine	Telecommunications	-	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
W3	Türkiye	Information technology	-	100
Sofra (***)	Türkiye	Meal coupons and cards	100	66
TDC (****)	Türkiye	Data processing	100	-
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

Associates Name	Country of Incorporation	Business	Effective Ownership Interest 31 December 2024 (%)	31 December 2023 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) UkrTower, Global LLC and Lifecell have been sold on 9 September 2024.
(**) The registration regarding the acquisition of shares of Dijital Eğitim Teknolojileri A.Ş. ("Dijital Eğitim") was completed on 2 August 2024.
(***) On 21 October 2024, the Group acquired the remaining 33.3% of shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. ("Sofra"), which was previously a joint venture, resulting in the transfer of control of Sofra to the Group.
(****) TDC Veri Hizmetleri A.Ş was established on 11 July 2024

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

40. Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

a) Joint Ventures	31 December 2024	31 December 2023
Sofra	-	17,826

b) Associates		
TOGG	5,294,025	8,456,656

The movement of investments accounted for using the equity method is as follows:

	31 December 2024	31 December 2023
Opening balance	8,474,482	5,487,963
Shares of profit / (loss)	(3,162,643)	2,202,029
Transfer from equity pickup to subsidiary	(17,882)	-
Contribution to capital increase	68	784,490
Closing balance	**5,294,025**	**8,474,482**

The group holds an interest in a joint venture, Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.("Sofra"), and an interest in an associate, Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş("TOGG"). The financial statements of Sofra and TOGG are prepared for the same reporting period as the Group.

On 21 October 2024, the Group acquired the remaining 33.3% of shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. ("Sofra"), which was previously a joint venture, resulting in the transfer of control of Sofra to the Group

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2024
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2024 unless otherwise stated.)

41. Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans and Borrowings	Lease liabilities	Total	Derivative İnstruments, net	Total
Balance at 1 January 2024	(46,010,564)	(71,884,263)	(3,504,921)	(121,399,748)	2,440,572	(118,959,176)
Cash inflows	(14,870,998)	(49,117,214)	-	(63,988,212)	5,417,456	(58,570,756)
Cash outflows	19,756,028	50,156,380	5,024,425	74,936,833	(5,791,757)	69,145,076
Other non-cash movements	(10,856,573)	(15,362,228)	(7,732,764)	(33,951,565)	309,117	(33,642,448)
Inflation adjustment	14,864,485	23,807,212	1,390,736	40,062,433	(827,743)	39,234,690
Balance at 31 December 2024	(37,117,622)	(62,400,113)	(4,822,524)	(104,340,259)	1,547,645	(102,792,614)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2023	(45,528,562)	(75,321,078)	(7,268,306)	(128,117,946)	4,476,015	(123,641,931)
Cash inflows	(11,296,562)	(90,510,753)	-	(101,807,315)	11,188,868	(90,618,447)
Cash outflows	10,637,336	85,599,452	5,951,279	102,188,067	(6,867,708)	95,320,359
Other non-cash movements	(22,293,415)	(32,720,676)	(8,029,646)	(63,043,737)	(7,643,357)	(70,687,094)
Transfer to asset held for sale	-	3,961,827	2,570,450	6,532,277		6,532,277
Inflation adjustment	22,470,639	37,106,965	3,271,302	62,848,906	1,286,754	64,135,660
Balance at 31 December 2023	(46,010,564)	(71,884,263)	(3,504,921)	(121,399,748)	2,440,572	(118,959,176)

42. Subsequent events

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500 million, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025. The sustainable bond is listed on the Irish Stock Exchange (Euronext Dublin).

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500 million, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025. The bond is listed on the Irish Stock Exchange (Euronext Dublin).

Within the scope of the issue limit of TRY 8 billion approved by the Capital Markets Board; the book building of the financing bond issuance of the Company with a maturity date of 9 May 2025, an annual simple interest of 43.50% with a nominal amount of TRY 2 billion to qualified investors within Türkiye, without a public placement was completed, and the securities transferred to the investor accounts on 30 January 2025.

The capital of the Company's subsidiary, CJSC Belarusian Telecommunications Network ("BeST"), has been increased by BYN 40,906 from BYN 1,322,960 to BYN 1,363,866. The Company's pre-emption rights with respect to the capital increase have been fully paid.

Our Offices

Location	Address
ADANA PLAZA	Turhan Cemal Berikel Bulvarı No: 212 Seyhan - Adana
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ANKARA PLAZA	Eskişehir Yolu 9.Km No:264 Pk.06510 Söğütözü - Ankara
BAŞKENT NDC	Başkent İvedik Mah. 1323. Cadde No:37 Yenimahalle - Ankara
ANTALYA PLAZA	Kızıltoprak Mah. 915 Sok.No:3 Muratpaşa-Antalya
BURSA PLAZA	Organize Sanayi Bölge Müd. Kırmızı Cad. No:4 Nilüfer - Bursa
DİYARBAKIR PLAZA	Bağcılar Mahallesi Urfa Bulvarı Turkcell Plaza Apt. No:151 Bağlar- Diyarbakır
EDİRNE NDC	Şükrü Paşa Mah. Kıyık Cad. Hilly Otel Yanı No:254 Edirne
ERZURUM PLAZA	Ilıca yolu Organize Sanayi Bölgesi 4.Sok Erzurum
GAZİANTEP PLAZA	Kocaoğlan Mah. Demokrasi Bulvarı No:185 / 1 Şahinbey - Gaziantep
HATAY NDC	Güzelbirlik Mah. Yunus Emre Cad. No:11-B Güzelburç Hatay
KÜÇÜKYALI PLAZA / HEAD OFFICE	Aydınevler Mahallesi İnönü Caddesi No:20 B Blok 34854 Maltepe - İstanbul
TEPEBAŞI PLAZA	Meşrutiyet Cad.No:71 Tepebaşı 34430 İstanbul
MAHMUTBEY NDC	Mahmutbey Mah İnönü Caddesi No:89 Bağcılar - İstanbul
İZMİR PLAZA	Kazım Dirik Mah. 367/7 Sokak No:12 Bornova - İzmir
İZMİT PLAZA	Yahya Kaptan Mah. Bahçeşehir Sok. No: 30 İzmit-Kocaeli
KAYSERİ PLAZA	Kayseri Organize Sanayi Bölgesi 13. Cadde No:16 Melikgazi- Kayseri
KONYA OFFICE	Parsana Mh. Zümrütova Sok.Selçuker Merkez Kat:8 No:1 Selçuklu/Konya
KONYA NDC	1.Org.San. Sıhhiye Sok.Selçuklu/ Konya
MALATYA NDC	Hoca Ahmet Yesevi Mah. Mahfuz Sok. No: 35/A Yeşilyurt - Malatya
MERSİN PLAZA	Portakal Mah. 80050 Sok. No:3 Toroslar - Mersin
MUĞLA PLAZA	Musluhittin Mahallesi Atatürk Bulvarı No:61 Muğla
SAMSUN PLAZA	Mimar Sinan Mah. 160.sok.No:18 PK:55200 Atakum - Samsun
TRABZON PLAZA	Mısırlı Mah. Hasan Turfanda yolu No:3 Çukurçayır - Trabzon
VAN PLAZA	İpek yolu 8 km Yeni Mah. Sahil Sok. No: 27 Edremit - Van
KARTAL DATA CENTER	Topselvi Mahallesi Dipçik Sokak No:31 Kartal - İstanbul
ANKARA DATA CENTER	Veri Merkezi Anadolu Osb. 12 Cd. No:15 Malıköy Sincan- Ankara
GEBZE DATA CENTER	Gebze OSB, Tembelova Mevkii Mah. 3300 Sok. No: 3314 Gebze-Kocaeli
İZMİR DATA CENTER	10005. Sk. No:37 İTOB OSB Tekeli Menderes -İzmir
AVRUPA DATA CENTER	Karaağaç OSB Mh.48.Sok.No: 1/1 Kale Kilit Fab. yanı Kapaklı–Tekirdağ

Glossary

Abbreviation	Description
3G	A third generation mobile telecommunication system established according to IMT-2000/UMTS standards, or standards developed based on these standards
4.5G	A generation containing technologies of more advanced features than standard 4G technology
5G	A generation containing technologies having more advanced features than standard 4G technology
ADS	American Depositary Share
OSCE PA	Organization for Security and Co-operation in Europe Parliamentary Assembly
ARPU	Average monthly revenue generated per mobile or fixed broadband subscriber
Base Station	A fixed transceiver device in each cell of a mobile communications network enabling communication between mobile phones and radio signals within the cell
Beacon	A location-based data provider utilized in My Dream Companion project
BİST	Borsa Istanbul
IT	Tools for generating, collecting, accumulating, processing, recovering, disseminating, protecting, and assisting
ICTA	Information Communication Technologies Authority
CELTIC	EUREKA Cluster focusing on the Information and Communications Technology and Telecommunications
CİMER	The Presidential Communication Center
Roaming	A mobile communication feature that allows subscribers of one network to use their own mobile phones and numbers within the coverage area of another operator.
DSS	Digital Service Provider
EMS	Emergency Mobile Services
ER	Integrated Reporting Framework
ESG	Environmental, Social, Governance
ETSI	European Telecommunications Standards Institute
EUREKA	(Exceptional Unconventional Research Enabling Knowledge Acceleration) It is an intergovernmental R&D organization financed by governments of more than forty countries
FCPA	Foreign Corrupt Practices Act
Gbps	A data transmission speed
GRI	Global Reporting Initiative
GSM	This is a digital mobile communication system, standardized by the European Communications Standards Institute and based on digital transmission with roaming and the cellular network structure being used in Europe, Japan and various other countries
GSMA	(The GSM Association - Global System for Mobile Communications) The GSM Association is a community consisting of mobile operators and telecom-related companies with the aim of standardizing and developing the Mobile Telecommunications Sector
HTK	Communication Technology Cluster
IDC	(International Data Corporation) American market research company examine the development of technology
IIRC	International Integrated Reporting Council
IMS	(IP multimedia subsystem) Platform to provide a new generation of wired, wireless service providers
IoT	(Internet of Things) The mobilization, interpretation and communication/interaction of the data received through sensors
ITEA	EUREKA Cluster program supporting innovative, industry-driven, pre-competitive R&D projects in the area of Software-intensive Systems & Services
IVR	Interactive Voice Response
KEP	Registered E-mail
KPI	Key Performance Indicator
LTE	Technology that ensures to achieve very high speeds by combining carriers in the same or different frequency bands
LTE-Advanced	A mobile communications standard comprising advanced features such as carrier coupling, which enables mobile broadband speed of over 150 MBps in LTE
m-TOD	Association of Mobile Telecommunication Operators

Abbreviation	Description
M2M	Machine to Machine is the general name of the technology that allows devices to exchange information and conduct transactions without human intervention
MHz	(Megahertz) A frequency unit
MSCI ESG	Morgan Stanley Capital International Environmental, Social, Governance Index
NB-IoT	A technology defined by 3GPP for Internet of Things
NFVI	Network Infrastructure Virtualization Infrastructure
NGMN	An organization (Next Generation Mobile Networks Association), of which Turkcell is a member, and which several operators, suppliers and universities in the world are a part of, giving direction to technology standards and technology producing companies in relation to operator requirements
NPS	(Net Promoter Score) The score that measures whether or not customers recommend the products they use to others
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control
OIC-CERT	The Organization of the Islamic Cooperation – Computer Emergency Response Team
OSS	Operational Support System
RPA	Robotic Process Automation
RTM	(Real Time Monitoring) 24/7 monitoring and reporting system on the system
ABC	Anti-Bribery and Anti-Corruption
Sarbanes-Oxley (SOX)	Corporate and Auditing Accountability, Responsibility, and Transparency Act
SBTi	Science Based Targets Initiative
Scratch	Scratch is a programming language developed by MIT (Massachusetts Institute of Technology), which has a user-friendly interface, designed for the use of children between the ages 8 and 16
SD-WAN	Acronym for software-defined networking in a wide area network (WAN)
SDG	Sustainable Development Goals
SEC	U.S. Securities and Exchange Commission
SingleRAN	Radio network equipment that can support technologies of different generations (2G, 3G, 4G and 5G) at the same time
SKD	Sustainable Development Association of Türkiye
SMS	A mobile communication system allowing users to receive and send messages that can be constituted of both alphabetic and numerical characters of up to 160 characters, to and from mobile phones through a short message service
SOAR	Security Orchestration Automation and Response
SOC	Service Operations Center
CMB	Capital Markets Board
NGO	Non-Governmental Organizations
Carrier Aggregation	A technique allowing more bandwidth and consequently higher speeds to be obtained by joining frequencies called carriers
Tbps	(TeraBytes Per Second) One trillion bits or bytes per second
TÇM	Consumer Solution Center
TODİEK	Turkcell Common Values and Code of Business Ethics
Togg	Türkiye's Automobile Joint Venture Group Inc.
TTK	Turkish Code of Commerce
IFRS	International Financial Reporting Standards
UN	United Nations
UN WEPs	UN Women's Empowerment Principles
UNGC	United Nations Global Compact
WBCSD	World Business council for Sustainable Development
WEF	World Economic Forum

Contact

Turkcell İletişim Hizmetleri A.Ş.

Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı B Blok Ofispark - Maltepe / İSTANBUL

Registration No: 304844

www.turkcell.com.tr

dahaiyibirdunya@turkcell.com.tr

Reporting Advisor & Design:



www.kiymetiharbiye.com

Legal Disclaimer

The sustainability section of our integrated report has been prepared in accordance with the principles of the Global Reporting Initiative (GRI), the United Nations Global Compact, and the United Nations Women's Empowerment Principles. Sustainability data has been provided for informational purposes only and is not intended to form the basis of any investment decision. The publication of this data does not constitute an offer or invitation to sell Turkcell shares or any part of an offer or invitation to such a sale process. The information and related documents provided in this section are accurate, made in good faith, and based on reliable sources as of the date of this report. However, Turkcell does not make any statements, warranties, or promises regarding this data.

